EXHIBIT 99.1

NOTICES OF MEETINGS

and

NOTICE OF ORIGINATING APPLICATION

and

JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

for an annual and special meeting of the shareholders of

NAL ENERGY CORPORATION

and a special meeting of the shareholders of

PENGROWTH ENERGY CORPORATION

EACH TO BE HELD ON MAY 23, 2012

with respect to, among other things, the proposed

PLAN OF ARRANGEMENT

involving

NAL ENERGY CORPORATION

and

the shareholders of NAL ENERGY CORPORATION

and

PENGROWTH ENERGY CORPORATION

April 20, 2012

These materials are important and require your immediate attention.  They require shareholders of NAL Energy Corporation and Pengrowth Energy Corporation to make important decisions.  If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors.  No securities regulatory authority in Canada has expressed an opinion about, or passed upon the fairness or merits of the transaction described in this document, the securities being offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

APPENDICES

APPENDIX "A"	-	Arrangement Resolution
APPENDIX "B"	-	Pengrowth Resolutions
APPENDIX "C"	-	Arrangement Agreement
APPENDIX "D"	-	Interim Order
APPENDIX "E"	-	NAL Fairness Opinion
APPENDIX "F"	-	Pengrowth Fairness Opinion
APPENDIX "G"	-	Pro Forma Financial Statements
APPENDIX "H"	-	Pro Forma Information Concerning Pengrowth After Giving Effect to the Arrangement
APPENDIX "I"	-	Information Concerning NAL Energy Corporation
APPENDIX "J"	-	Information Concerning Pengrowth Energy Corporation
APPENDIX "K"	-	Section 191 of the ABCA

April 20, 2012

Dear NAL Shareholders:

You are invited to attend an annual and special meeting (the "NAL Meeting") of holders (the "NAL Shareholders") of common shares ("NAL Shares") in the capital of NAL Energy Corporation ("NAL") to be held in the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, Canada, on Wednesday, May 23, 2012 at 3:00 p.m. (Calgary time).  At the NAL Meeting, NAL Shareholders will be asked to consider and vote upon, among other things, a proposed plan of arrangement (the "Arrangement") involving NAL, the NAL Shareholders and Pengrowth Energy Corporation ("Pengrowth").  If you cannot attend the NAL Meeting, please complete the enclosed form of proxy and submit it as soon as possible.  Pursuant to the by-laws of NAL, a quorum of NAL Shareholders is present at the NAL Meeting if two or more persons are present and either holding personally or representing as proxy 5% of the NAL Shares entitled to vote at the NAL Meeting.  Accordingly, your vote is important to NAL and we strongly encourage you to attend the NAL Meeting or submit the enclosed form of proxy.

Other business will be conducted at the NAL Meeting, including:

1.	receiving and considering the audited consolidated financial statements of NAL for the year ended December 31, 2011 and the auditors' report thereon;

2.	electing the directors of NAL for the ensuing year;

3.	appointing the auditors of NAL for the ensuing year and authorizing the directors of NAL to fix their remuneration as such; and

4.           transacting such other business as may properly come before the NAL Meeting.

NAL and Pengrowth agreed to combine their respective businesses and entered into an arrangement agreement (the "Arrangement Agreement") dated March 22, 2012, as amended and restated effective April 20, 2012, which was unanimously approved by the respective boards of directors of NAL and Pengrowth.  The Arrangement Agreement provides for, among other things, the acquisition of all of the issued and outstanding NAL Shares by Pengrowth.  Holders of NAL Shares will receive 0.86 of a common share of Pengrowth (each whole share, a "Pengrowth Share") for each NAL Share held (the "Exchange Ratio") pursuant to the Arrangement.  Pursuant to the Arrangement, Pengrowth will also assume all of the covenants and obligations of NAL relating to: (i) the 6.75% convertible extendible unsecured subordinated debentures of NAL due August 31, 2012 (the "NAL 6.75% Debentures"); (ii) the 6.25% convertible unsecured subordinated debentures of NAL due December 31, 2014 (the "NAL 6.25% Series A Debentures"); and (iii) the 6.25% convertible unsecured subordinated debentures of NAL due March 31, 2017 (the "NAL 6.25% Series B Debentures " and, together with the NAL 6.75% Debentures and the NAL 6.25% Series A Debentures, the "NAL Debentures").  The NAL Debentures will remain outstanding following completion of the Arrangement and the conversion price of each series of NAL Debentures will be adjusted pursuant to the terms of the trust indenture governing the NAL Debentures based on the Exchange Ratio.

Following closing of the Arrangement, pursuant to the terms of the trust indenture governing the NAL Debentures, Pengrowth will be required to make offers for the NAL 6.75% Debentures and NAL 6.25% Series A Debentures, at a price equal to 101% of their respective principal amounts plus accrued and unpaid interest and, for the NAL 6.25% Series B Debentures, at a price equal to 100% of the principal amount of the NAL 6.25% Series B Debentures plus accrued and unpaid interest.  The repurchase offers

i

will be made within 30 days of closing of the Arrangement.  Should a holder of the NAL Debentures (an "NAL Debentureholder") elect not to accept a repurchase offer, the NAL Debentures will remain outstanding as obligations of Pengrowth.  NAL Debentureholders who convert their NAL Debentures following completion of the Arrangement will receive Pengrowth Shares, with the number of Pengrowth Shares being adjusted to reflect the Arrangement.

Immediately following completion of the Arrangement, former NAL Shareholders are anticipated to own approximately 26% of the then issued and outstanding Pengrowth Shares and current holders of Pengrowth Shares (the "Pengrowth Shareholders") are anticipated to own approximately 74% of the then issued and outstanding Pengrowth Shares.

The resolution approving the Arrangement (the "Arrangement Resolution") must be approved by at least 66⅔% of the votes cast by the NAL Shareholders present in person or represented by proxy at the NAL Meeting.  Completion of the Arrangement is subject to, among other things, the approval of the Arrangement Resolution by the NAL Shareholders, the approval of the issuance of Pengrowth Shares pursuant to the Arrangement and the election of Kelvin B. Johnston and Barry D. Stewart, two nominees of NAL, to the board of directors of Pengrowth by the Pengrowth Shareholders, the approval of the Court of Queen's Bench of Alberta and the receipt of all necessary regulatory approvals.

The Pengrowth Shareholders are not required to approve the Arrangement itself.  Rather, they will be required, pursuant to the rules of the Toronto Stock Exchange, to approve the issuance of the Pengrowth Shares to NAL Shareholders under and in connection with the Arrangement by a simple majority of the votes cast by Pengrowth Shareholders present in person or represented by proxy at a meeting of Pengrowth Shareholders (the "Pengrowth Meeting").

Upon completion of the Arrangement, Pengrowth will continue to be led by its current executive team which includes Derek Evans as President and Chief Executive Officer, Christopher Webster as Chief Financial Officer and Marlon McDougall as Chief Operating Officer.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about May 31, 2012.

On March 22, 2012, all of the directors and senior officers of NAL, holding an aggregate of 273,799 NAL Shares, entered into support agreements with Pengrowth pursuant to which they have agreed to vote in favour of the Arrangement Resolution.  On the same date, all of the directors and senior officers of Pengrowth, holding an aggregate of 899,162 Pengrowth Shares, entered into support agreements with NAL pursuant to which they have agreed to vote in favour of the issuance of Pengrowth Shares pursuant to the Arrangement and the election of the nominees of NAL to the board of directors of Pengrowth at the Pengrowth Meeting.

The board of directors of NAL (the "NAL Board") has unanimously determined that the Arrangement is in the best interests of NAL, is fair to the NAL Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that NAL Shareholders vote in favour of the Arrangement.

The accompanying joint management information circular and proxy statement (the "Circular") contains a detailed description of the Arrangement and the matters to be considered at the NAL Meeting and the Pengrowth Meeting, as well as detailed information regarding NAL and Pengrowth and certain pro forma financial information regarding Pengrowth after giving effect to the Arrangement.  It also includes certain risk factors relating to the completion of the Arrangement and the potential consequences to an NAL

Shareholder of exchanging such holder's NAL Shares for Pengrowth Shares in connection with the Arrangement.  Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

If you are a registered NAL Shareholder (i.e., your NAL Shares are registered in your name) and are unable to attend the NAL Meeting in person, please exercise your right to vote by completing, dating, signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, NAL's transfer agent.  To be valid, completed proxy forms must be completed, dated, signed and deposited with NAL's transfer agent, Computershare Trust Company of Canada, (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile, to (416) 263-9524 or 1-866-249-7775.  NAL Shareholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder.  Please go to www.investorvote.com and follow the instructions.  You will require your 15-digit control number found on your proxy form.

Your proxy or voting instructions must be received no later than 3:00 p.m. (Calgary time) on May 18, 2012 or, if the NAL Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the NAL Meeting.  If you are unable to attend the NAL Meeting, we encourage you to complete the enclosed form of proxy as soon as possible.

If you are a non-registered holder of NAL Shares (i.e., your NAL Shares are held in an account in the name of a nominee, including a bank, trust company or securities broker) and have received these materials from your broker or another intermediary, please complete and return the Voting Instruction Form or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided.  Failure to do so may result in your NAL Shares not being eligible to be voted at the NAL Meeting.  See "Information for Beneficial Holders" in the Circular.

On behalf of the NAL Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed Arrangement.  We would also like to thank the employees of NAL Resources Management Limited for their hard work and their support for the proposed Arrangement.  We look forward to seeing you at the NAL Meeting.

Yours very truly,
(signed) "Irvine J. Koop"

Irvine J. Koop
Chairman of the Board of Directors
NAL Energy Corporation

April 20, 2012

Dear Pengrowth Shareholders:

You are invited to attend a special meeting (the "Pengrowth Meeting") of holders (the "Pengrowth Shareholders") of common shares ("Pengrowth Shares") in the capital of Pengrowth Energy Corporation ("Pengrowth") to be held in the Wildrose North Ballroom at the Sheraton Suites Eau Claire Hotel located at 255 Barclay Parade S.W., Calgary, Alberta, Canada, on Wednesday, May 23, 2012 at 4:00 p.m. (Calgary time).  At the Pengrowth Meeting, Pengrowth Shareholders will be asked to consider and vote upon an ordinary resolution to approve the issuance of Pengrowth Shares (the "Issuance Resolution") in connection with a proposed plan of arrangement (the "Arrangement") involving NAL Energy Corporation ("NAL"), the shareholders of NAL (the "NAL Shareholders") and Pengrowth.  In addition, at the Pengrowth Meeting, Pengrowth Shareholders will be asked to consider and vote upon ordinary resolutions (the "Board Nominee Resolutions") appointing the two nominees of NAL, Kelvin B. Johnston and Barry D. Stewart, to Pengrowth's board of directors (the "Pengrowth Board") upon completion of the Arrangement.  In order to ensure your vote is counted at the Pengrowth Meeting, please complete the enclosed form of proxy and submit it as soon as possible.

Pengrowth and NAL agreed to combine their respective businesses and entered into an arrangement agreement (the "Arrangement Agreement") dated March 22, 2012, as amended and restated effective April 20, 2012, which was unanimously approved by the respective boards of directors of NAL and Pengrowth.  The Arrangement Agreement provides for, among other things, the acquisition of all of the issued and outstanding common shares in the capital of NAL (the "NAL Shares") by Pengrowth.  NAL Shareholders will receive 0.86 of a Pengrowth Share for each NAL Share held (the "Exchange Ratio") pursuant to the Arrangement.  Pursuant to the Arrangement, Pengrowth will also assume all of the covenants and obligations of NAL relating to: (i) the 6.75% convertible extendible unsecured subordinated debentures of NAL due August 31, 2012 (the "NAL 6.75% Debentures"); (ii) the 6.25% convertible unsecured subordinated debentures of NAL due December 31, 2014 (the "NAL 6.25% Series A Debentures"); and (iii) the 6.25% convertible unsecured subordinated debentures of NAL due March 31, 2017 (the "NAL 6.25% Series B Debentures" and, together with the NAL 6.75% Debentures and the NAL 6.25% Series A Debentures, the "NAL Debentures").  The NAL Debentures will remain outstanding as obligations of Pengrowth following completion of the Arrangement and the conversion price of each series of NAL Debentures will be adjusted pursuant to the terms of the trust indenture governing the NAL Debentures based on the Exchange Ratio.

Immediately following completion of the Arrangement, former NAL Shareholders are anticipated to own approximately 26% of the then issued and outstanding Pengrowth Shares and current Pengrowth Shareholders are anticipated to own approximately 74% of the then issued and outstanding Pengrowth Shares.

You are not required to approve the Arrangement itself.  However, pursuant to the rules of the Toronto Stock Exchange, Pengrowth Shareholders are required to approve the Issuance Resolution.  Completion of the Arrangement is subject to, among other things, the approval by the Pengrowth Shareholders of the Issuance Resolution and the appointment of Kelvin B. Johnson and Barry D. Stewart, two NAL nominees, to the Pengrowth Board, approval of the Arrangement at the annual and special meeting of NAL Shareholders ("NAL Meeting"), the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.  The Issuance Resolution and the Board Nominee Resolutions must be approved by a simple majority of the votes cast by the Pengrowth Shareholders present in person or represented by proxy at the Pengrowth Meeting.  It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Pengrowth Meeting and that two NAL nominees are appointed to the Pengrowth Board as of the Effective Time.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Arrangement will become effective on or about May 31, 2012.

On March 22, 2012, all of the directors and senior officers of Pengrowth, holding an aggregate of 899,162 Pengrowth Shares, entered into support agreements with NAL pursuant to which they have agreed to vote in favour of the Issuance Resolution and the Board Nominee Resolutions.  On the same date, all of the directors and senior officers of NAL, holding an aggregate of 273,799 NAL Shares, entered into support agreements with Pengrowth pursuant to which they have agreed to vote in favour of the Arrangement at the NAL Meeting.

The Pengrowth Board has unanimously determined that the Arrangement is in the best interests of Pengrowth, is fair to the Pengrowth Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that Pengrowth Shareholders vote in favour of the Issuance Resolution and the Board Nominee Resolutions.

Upon completion of the Arrangement, Pengrowth will continue to be led by its current executive team which includes Derek Evans as President and Chief Executive Officer, Christopher Webster as Chief Financial Officer and Marlon McDougall as Chief Operating Officer.

The accompanying joint management information circular and proxy statement (the "Circular") contains a detailed description of the Arrangement and the matters to be considered at the Pengrowth Meeting and the NAL Meeting, as well as detailed information regarding Pengrowth and NAL and certain pro forma financial information regarding Pengrowth after giving effect to the Arrangement.  It also includes certain risk factors relating to the completion of the Arrangement and the other transactions described in the Circular.  Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

To be represented at the Pengrowth Meeting, you must either attend the Pengrowth Meeting in person or complete and sign the enclosed form of proxy.  If you are a registered Pengrowth Shareholder (i.e., your Pengrowth Shares are registered in your name) and are unable to attend the Pengrowth Meeting in person, please exercise your right to vote by completing, dating, signing and returning the enclosed form of proxy to Olympia Trust Company, Pengrowth's transfer agent.  To be valid, completed proxy forms must be completed, dated, signed and deposited with Pengrowth's transfer agent, Olympia Trust Company, (i) by mail, using the enclosed return envelope or one addressed to Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, or (ii) by facsimile, to (403) 265-1455 or 1-877-261-7528.  You may also vote through the internet and if you vote through the internet, you may also appoint another person to be your proxyholder.  Please go to https://secure.olympiatrust.com/proxy/ and follow the instructions. You will require your 7-digit web voting ID number found on your proxy form.

Your proxy or voting instructions must be received no later than 4:00 p.m. (Calgary time) on May 18, 2012 or, if the Pengrowth Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Pengrowth Meeting.  If you are unable to attend the Pengrowth Meeting, we encourage you to complete the enclosed form of proxy as soon as possible.

If you are a non-registered holder of Pengrowth Shares (i.e., your Pengrowth Shares are held in an account in the name of a nominee, including a bank, trust company or securities broker) and have received these materials from your broker or another intermediary, please complete and return the form of proxy or other authorization form provided to you by your broker or intermediary in accordance with the instructions provided.  Failure to do so may result in your Pengrowth Shares

v

not being eligible to be voted at the Pengrowth Meeting.  See "Information for Beneficial Holders" in the Circular.

On behalf of the Pengrowth Board, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to move forward with the proposed business combination with NAL.  We look forward to seeing you at the Pengrowth Meeting.

Yours very truly,
(signed) "Derek W. Evans"

Derek W. Evans
President and Chief Executive Officer
Pengrowth Energy Corporation

NAL ENERGY CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF NAL SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "NAL Meeting") of the holders ("NAL Shareholders") of common shares ("NAL Shares") in the capital of NAL Energy Corporation ("NAL") will be held on Wednesday, May 23, 2012 in the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, Canada, at 3:00 p.m. (Calgary time), for the following purposes:

1.	receiving and considering the audited consolidated financial statements of NAL for the year ended December 31, 2011 and the auditors' report thereon;

2.	electing the directors of NAL for the ensuing year;

3.	appointing the auditors of NAL for the ensuing year and authorizing the directors of NAL to fix their remuneration as such;

4.
considering, pursuant to an interim order (the "Interim Order") of the Court of Queen's Bench of Alberta dated April 20, 2012, and, if deemed advisable, approving, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "A" to the accompanying joint management information circular and proxy statement dated April 20, 2012 (the "Circular"), to approve a plan of arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving NAL, the NAL Shareholders and Pengrowth Energy Corporation ("Pengrowth") whereby, among other things, NAL Shareholders will receive 0.86 of a common share of Pengrowth for each NAL Share held, all as more particularly described in the Circular; and

5.	to transact such further and other business as may properly be brought before the NAL Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the NAL Meeting are set forth in the Circular.

The board of directors of NAL unanimously recommends that NAL Shareholders vote in favour of the Arrangement Resolution.  It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the NAL Meeting.

The full text of the plan of arrangement implementing the Arrangement is attached as Schedule "A" to the arrangement agreement dated March 22, 2012, as amended and restated effective April 20, 2012, between NAL and Pengrowth, which is attached as Appendix "C" to the Circular.  The Interim Order is attached as Appendix "D" to the Circular.

Each NAL Shareholder entitled to vote at the NAL Meeting will be entitled to one vote for each NAL Share held in respect of the Arrangement Resolution.  The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by NAL Shareholders present in person or represented by proxy at the NAL Meeting.

The record date (the "NAL Record Date") for determination of NAL Shareholders entitled to receive notice of and to vote at the NAL Meeting is the close of business on April 23, 2012.  Only NAL Shareholders whose names have been entered in the register of holders of NAL Shares on the close of business on the NAL Record Date will be entitled to receive notice of and to vote at the NAL Meeting;

provided that, to the extent that an NAL Shareholder transfers the ownership of any NAL Shares after the NAL Record Date and the transferee of those NAL Shares establishes ownership of such NAL Shares and demands, not later than ten (10) days before the NAL Meeting, to be included in the list of NAL Shareholders eligible to vote at the NAL Meeting, such transferee will be entitled to vote those NAL Shares at the NAL Meeting.

Registered NAL Shareholders may attend the NAL Meeting in person or may be represented by proxy.  NAL Shareholders who are unable to attend the NAL Meeting or any adjournments thereof in person are requested to date, complete, sign and return the enclosed form of proxy for use at the NAL Meeting or any adjournment thereof.  To be valid, completed proxy forms must be completed, dated, signed and deposited with NAL's transfer agent, Computershare Trust Company of Canada, (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile, to (416) 263-9524 or 1-866-249-7775.  NAL Shareholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder.  Please go to www.investorvote.com and follow the instructions.  You will require your 15-digit control number found on your proxy form.

Your proxy or voting instructions must be received in each case no later than 3:00 p.m. (Calgary time) on May 18, 2012 or, if the NAL Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the NAL Meeting.  If you are unable to attend the NAL Meeting, we encourage you to complete the enclosed form of proxy as soon as possible.  If an NAL Shareholder receives more than one form of proxy because such holder owns NAL Shares registered in different names or addresses, each form of proxy should be completed and returned.  The Chairman of the NAL Meeting will have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the NAL Meeting.

A proxyholder has discretion under the enclosed form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the NAL Meeting, or any adjournment thereof.  As of the date hereof, management of NAL knows of no amendments, variations or other matters to come before the NAL Meeting other than the matters set forth in this Notice.  NAL Shareholders who are planning on returning the form of proxy are encouraged to review the Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the election of each of the nominees to the board of directors of NAL, in favour of the appointment of KPMG LLP as auditors of NAL and in favour of the Arrangement Resolution.

Pursuant to the Interim Order, registered holders of NAL Shares have been granted the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their NAL Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order.  An NAL Shareholder's right to dissent is more particularly described in the Circular and in the Interim Order and the text of Section 191 of the ABCA, which are set forth in Appendices "D" and "K", respectively, to the accompanying Circular.  To exercise such right, a dissenting NAL Shareholder must send to NAL, c/o Bennett Jones LLP, Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Laurie A. Goldbach, a written objection to the Arrangement Resolution, which written objection must be received by 5:00 p.m. (Calgary time) on May 18, 2012 or the last business day immediately preceding the date of any adjournment of the NAL Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of the right to dissent.  Persons who are beneficial owners of NAL Shares registered in the name of a broker, dealer, bank, trust company or other nominee who wish to dissent should be aware that only the registered holders of such NAL Shares are entitled to dissent.  Accordingly, a beneficial owner of NAL Shares desiring to exercise the right to dissent must make arrangements for the NAL Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by NAL or, alternatively, make arrangements for the registered NAL Shareholder to dissent on behalf of the beneficial holder.  It is strongly suggested that any NAL Shareholders wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the ABCA, as modified by the Interim Order, may prejudice such shareholder's right to dissent.

Dated at Calgary, Alberta, this 20th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF NAL ENERGY CORPORATION

(signed) "John H. Kousinioris"

John H. Kousinioris
Corporate Secretary
NAL Energy Corporation

PENGROWTH ENERGY CORPORATION

NOTICE OF SPECIAL MEETING OF PENGROWTH SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Pengrowth Meeting") of the holders ("Pengrowth Shareholders") of common shares ("Pengrowth Shares") in the capital of Pengrowth Energy Corporation ("Pengrowth") will be held on Wednesday, May 23, 2012 in the Wildrose North Ballroom at the Sheraton Suites Eau Claire Hotel located at 255 Barclay Parade S.W., Calgary, Alberta, Canada, at 4:00 p.m. (Calgary time), for the following purposes:

1.
to consider and, if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix "B" to the accompanying joint management information circular and proxy statement dated April 20, 2012 (the "Circular"), approving the issuance of up to 163,964,889 Pengrowth Shares (131,103,786 of which will be issued on the Effective Date and 32,861,103 of which will be reserved for future issuance, if needed, see "The Pengrowth Meeting – Matters to be Considered at the Pengrowth Meeting – Matter #1 – Approval of the Issuance Resolution" of the Circular for further details) pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving Pengrowth, NAL Energy Corporation ("NAL") and the holders of common shares of NAL (the "Issuance Resolution") and in accordance with the terms of an arrangement agreement dated March 22, 2012 between Pengrowth and NAL, as more particularly described in the Circular;

2.
to consider, and if deemed advisable, to approve ordinary resolutions, the full text of which is set forth in Appendix "B" to this Circular, appointing Kelvin B. Johnston and Barry D. Stewart to the board of directors of Pengrowth, as more particularly described in the Circular (the "Board Nominee Resolutions"); and

3.	to transact such further and other business as may properly be brought before the Pengrowth Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Pengrowth Meeting are set forth in the Circular.

The board of directors of Pengrowth unanimously recommends that Pengrowth Shareholders vote in favour of each of the Issuance Resolution and the Board Nominee Resolutions.  It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Pengrowth Meeting and that Barry D. Stewart and Kelvin B. Johnston, two NAL nominees, are appointed to the Pengrowth Board as of the Effective Time.

Each Pengrowth Shareholder entitled to vote at the Pengrowth Meeting will be entitled to one vote for each Pengrowth Share held in respect of the Issuance Resolution and the Board Nominee Resolutions.  The Issuance Resolution and the Board Nominee Resolutions must be approved by a simple majority of the votes cast by the Pengrowth Shareholders present in person or represented by proxy at the Pengrowth Meeting.

The record date (the "Pengrowth Record Date") for determination of Pengrowth Shareholders entitled to receive notice of and to vote at the Pengrowth Meeting is the close of business on April 23, 2012.  Only Pengrowth Shareholders whose names have been entered in the register of holders of Pengrowth Shares, on the close of business on the Pengrowth Record Date, will be entitled to receive notice of and to vote at the Pengrowth Meeting; provided that, to the extent that a Pengrowth Shareholder transfers the ownership of any Pengrowth Shares after the Pengrowth Record Date and the transferee of those Pengrowth Shares

x

establishes ownership of such Pengrowth Shares and demands, not later than ten (10) days before the Pengrowth Meeting, to be included in the list of Pengrowth Shareholders eligible to vote at the Pengrowth Meeting, such transferee will be entitled to vote those Pengrowth Shares at the Pengrowth Meeting.

Registered Pengrowth Shareholders may attend the Pengrowth Meeting in person or may be represented by proxy.  Pengrowth Shareholders who are unable to attend the Pengrowth Meeting or any adjournments thereof in person are requested to date, complete, sign and return the enclosed form of proxy for use at the Pengrowth Meeting or any adjournment thereof.  To be valid, completed proxy forms must be dated, completed, signed and deposited with Pengrowth's transfer agent, Olympia Trust Company, (i) by mail, using the enclosed return envelope or one addressed to Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, or (ii) by facsimile, to (403) 265-1455 or 1-877-261-7528.  You may also vote through the internet and if you vote through the internet, you may also appoint another person to be your proxyholder.  Please go to https://secure.olympiatrust.com/proxy/ and follow the instructions.  You will require your 7-digit web voting ID number found on your proxy form.

Your proxy or voting instructions must be received in each case no later than 4:00 p.m. (Calgary time) on May 18, 2012 or, if the Pengrowth Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Pengrowth Meeting.  If you are unable to attend the Pengrowth Meeting, we encourage you to complete the enclosed form of proxy as soon as possible.  If a Pengrowth Shareholder receives more than one form of proxy because such holder owns Pengrowth Shares registered in different names or addresses, each form of proxy should be completed and returned.

A proxyholder has discretion under the enclosed form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Pengrowth Meeting, or any adjournment thereof.  As of the date hereof, management of Pengrowth knows of no amendments, variations or other matters to come before the Pengrowth Meeting other than the matters set forth in this Notice.  Pengrowth Shareholders who are planning on returning the form of proxy are encouraged to review the Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of the Issuance Resolution and the Board Nominee Resolutions.

Dated at Calgary, Alberta, this 20th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

(signed) "Derek W. Evans"

Derek W. Evans
President and Chief Executive Officer
Pengrowth Energy Corporation

Court File No. 1201 – 04969

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,
R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
NAL ENERGY CORPORATION, THE HOLDERS OF COMMON SHARES OF
NAL ENERGY CORPORATION AND PENGROWTH ENERGY CORPORATION

NOTICE OF ORIGINATING APPLICATION

NOTICE IS HEREBY GIVEN that an originating application (the "Application") has been filed with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") on behalf of NAL Energy Corporation ("NAL") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving NAL, the holders of common shares of NAL (the "NAL Shareholders") and Pengrowth Energy Corporation ("Pengrowth"), which Arrangement is described in greater detail in the joint management information circular and proxy statement dated April 20, 2012 accompanying this Notice of Originating Application.  At the hearing of the Application, NAL intends to seek:

1.
a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the NAL Shareholders and other affected persons, both from a substantive and a procedural perspective;

2.	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

3.
an order declaring that the registered NAL Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by the interim order (the "Interim Order") of the Court dated April 20, 2012;

4.
a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms and will be binding on and after the Effective Date, as defined in the Arrangement; and

5.	such other and further orders, declarations or directions as the Court may deem just,

(collectively, the "Final Order").

AND NOTICE IS FURTHER GIVEN that the said Application is directed to be heard before a Justice of the Court, at the Calgary Court Centre, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on May 24, 2012 at 9:00 a.m. (Calgary time) or as soon thereafter as counsel may be heard.  Any NAL Shareholder or other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose provided that such NAL Shareholder or other interested party files with the Court and serves upon NAL on or before 12:00 p.m. (Calgary time) on May 18, 2012, a notice of intention to appear (the "Notice of Intention to Appear") setting out such NAL Shareholder's or interested party's address for service and indicating whether such NAL Shareholder or interested party intends to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court.  Service on NAL is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, NAL Shareholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement.  If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of an annual and special meeting of the NAL Shareholders for the purpose of, among other things, such NAL Shareholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered NAL Shareholders have the right to dissent under the provisions of Section 191 of the ABCA, as modified by the terms of the Interim Order, in respect of the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if granted, serve as the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the common shares of Pengrowth to NAL Shareholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice in respect of these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any NAL Shareholder or other interested party requesting the same by the under-mentioned solicitors for NAL upon written request delivered to such solicitors as follows:

Solicitors for NAL:

Bennett Jones LLP
Suite 4500
855 – 2nd Street S.W.
Calgary, Alberta, T2P 4K7

Facsimile Number: (403) 265-7219
Attention: Laurie A. Goldbach

DATED at the City of Calgary, in the Province of Alberta, this 20th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF NAL ENERGY CORPORATION

(signed) "John H. Kousinioris"

John H. Kousinioris
Corporate Secretary
NAL Energy Corporation

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular including the Summary and Appendices.

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended;

"Acquisition Proposal" means any inquiry or the making of any proposal or offer (written or oral) relating to:

(i)
any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, arrangement, recapitalization, liquidation, dissolution, share exchange or sale of assets (including any other agreement or other arrangement having the same economic effect as a sale of assets) involving or relating to NAL and/or the subsidiaries of NAL;

(ii)	any purchase or sale of NAL Shares or other securities of NAL and/or the subsidiaries of NAL and/or any right or interests therein; or

(iii)	any transactions or arrangements similar to, or having the same effect or consequences, as the foregoing,

which, in each case, represents:

(iv)	20% or more of the voting power of the capital of NAL (in terms of number of shares or voting power); or

(v)	20% or more of the consolidated assets (measured by the value ascribed to NAL and its subsidiaries, taken as a whole, pursuant to the terms of the Arrangement Agreement),

excluding the Arrangement and the transactions contemplated by the Arrangement Agreement;

"Addison LP" means Addison Energy Limited Partnership, a limited partnership created under the laws of the Province of Alberta;

"Administrative Services Agreement" means the amended and restated administrative services and cost sharing agreement effective December 31, 2010, among NAL Resources Management Limited, NAL Resources Limited, The Manufacturers Life Insurance Company and NAL;

"affiliate" has the meaning set forth in the Securities Act;

"Amended NAL DRIP" means the amended and restated distribution reinvestment and optional share purchase plan pursuant to which, among other things, the NAL DRIP will be amended and restated such that holders will be entitled to receive Pengrowth Shares after the Effective Date with respect to dividends of NAL declared but not paid prior to the Effective Date;

"Applicable Laws" means all applicable corporate laws, rules of applicable stock exchanges, including the TSX or the NYSE, as applicable, and applicable securities laws, including the applicable rules, regulations, notices, instruments, blanket orders and policies of the applicable securities regulatory authorities in Canada or the United States;

"Arrangement" means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Arrangement Agreement" means the arrangement agreement between NAL and Pengrowth dated March 22, 2012, as amended and restated effective April 20, 2012, providing for, among other things, the Plan of Arrangement and the Arrangement and all amendments thereto, a copy of which is attached as Appendix "C" to this Circular;

"Arrangement Resolution" means the special resolution to approve the Arrangement to be considered by the NAL Shareholders at the NAL Meeting, the full text of which is set forth in Appendix "A" to this Circular;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

"Beneficial Holders" means Shareholders who do not hold their Shares in their own name;

"BMO Capital Markets" means BMO Nesbitt Burns Inc., financial advisor to NAL;

"Board Nominee Resolutions" means the ordinary resolutions of the Pengrowth Shareholders approving the appointment of the NAL Nominees to the Pengrowth Board in connection with the Arrangement, the full text of which are set forth in Appendix "B" to this Circular;

"Broadridge" means Broadridge Financial Solutions, Inc.;

"Business Day" means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta;

"Circular" means the notice of the NAL Meeting, the notice of the Pengrowth Meeting and the accompanying joint management information circular and proxy statement to be sent by NAL to the NAL Shareholders in connection with the NAL Meeting and to be sent by Pengrowth to the Pengrowth Shareholders in connection with the Pengrowth Meeting;

"Code" means the United States Internal Revenue Code of 1986;

"Commissioner" means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition;

"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

"Competition Act Approval" means the occurrence of one or more of the following:

(i)	an advance ruling certificate (an "ARC") pursuant to Section 102 of the Competition Act having been issued by the Commissioner in respect of the transactions contemplated herein; or

(ii)
the Commissioner waiving the obligation to notify and supply information under Part IX of the Competition Act pursuant to subsection 113(c) of the Competition Act and confirming in writing that she has no intention to file an application under Section 92 of the Competition Act (a "No-

Action Letter") in connection with the transactions contemplated by the Arrangement Agreement, and such No-Action Letter remains in full force and effect; or

(iii)
the Parties notifying the Commissioner under Section 114 of the Competition Act and the waiting period under Section 123 of the Competition Act having expired or having been terminated and the Commissioner having issued a No-Action Letter in connection with the transactions contemplated by the Arrangement Agreement with such No-Action Letter remaining in full force and effect;

"Competition Tribunal" means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19 (2nd Supp.), as amended;

"Confidentiality Agreement" means the confidentiality agreement between Pengrowth and NAL dated February 24, 2012;

"Court" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"Depositary" means Olympia Trust Company or such other person that may be appointed by Pengrowth for the purpose of receiving deposits of certificates formerly representing NAL Shares;

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;

"DRIP Eligible Shareholder" means any NAL Shareholder who meets the eligibility requirements to participate in the Pengrowth DRIP;

"Effective Date" means the date the Arrangement becomes effective under the ABCA which is expected to be May 31, 2012;

"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"Environment" means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

"Environmental Laws" means, with respect to any person or its business, activities, property, assets or undertaking, all federal, provincial, municipal or local laws of any Governmental Authority, relating to the Environment or public health and safety matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing the use, storage, treatment and release of Hazardous Substances;

"Exchange Ratio" means 0.86 of a Pengrowth Share for each issued and outstanding NAL Share;

"Final Order" means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA in respect of NAL, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Former NAL Shareholder" means a registered NAL Shareholder immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing NAL Shares duly endorsed for transfer to such person in accordance with the provisions set forth in the Letter of Transmittal;

"GAAP" means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis, and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board for periods beginning on and after January 1, 2011;

"Governmental Authority" means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agency, agent or authority of any of the foregoing; or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances" means any element, waste or other substance whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically includes petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health or safety;

"Interim Order" means the interim order of the Court pursuant to subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the calling and the holding of the NAL Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Issuance Resolution" means the ordinary resolution of the Pengrowth Shareholders approving the issuance of Pengrowth Shares pursuant to the Arrangement, the full text of which is set forth in Appendix "B" to this Circular;

"Letter of Transmittal" means the letter of transmittal provided to registered NAL Shareholders together with this Circular pursuant to which such holders are required to deliver certificates representing their NAL Shares in order to receive the Pengrowth Shares issuable to them pursuant to the Arrangement;

"Liens" means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other charge, encumbrance or collateral securing the payment obligations of any person, as well as any other agreement or arrangement with similar effect whatsoever;

"Mailing Date" means the date on which this Circular is mailed to the NAL Shareholders in connection with the NAL Meeting and the Pengrowth Shareholders in connection with the Pengrowth Meeting;

"Material Adverse Change" or "Material Adverse Effect" means, with respect to a Party, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), cash flows, or prospects of the Party and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities, credit or commodity prices in Canada or elsewhere; (ii) conditions affecting the oil and natural gas exploration, exploitation, development and production industry as a whole, and not specifically relating to the Party and/or its subsidiaries; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been  communicated in writing to the other Party or publicly disclosed as of the date hereof; (v) changes in laws (including tax laws) and royalties; (vi) any changes in GAAP; (vii) the announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby; (viii) the failure of the Party to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flow or production of petroleum substances or natural gas; (ix) any changes in the trading price or trading volumes of the securities of the Party; or (x) any changes or effects arising from matters permitted or contemplated by the Arrangement Agreement or consented to or approved in writing by the other Party (provided, however, that in each case, the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or a Material Adverse Effect and where, in the case of  (i), (ii), (iii) and (v), such effect relating to or resulting from the foregoing does not have a disproportionate Material Adverse Effect or Material Adverse Change on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Party and its subsidiaries, taken as a whole, as compared to the corresponding effect on persons engaged in the oil and natural gas industry generally);

"Meetings" means, collectively, the NAL Meeting and the Pengrowth Meeting and any adjournment(s) thereof, and "Meeting" means, as applicable, the NAL Meeting or the Pengrowth Meeting;

"NAL" means NAL Energy Corporation, a corporation existing under the ABCA;

"NAL 6.25% Series A Debentures" means the $115 million original aggregate principal amount of 6.25 percent convertible unsecured subordinated debentures of NAL due December 31, 2014, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $16.50 per NAL Share;

"NAL 6.25% Series B Debentures" means the $150 million original aggregate principal amount of 6.25 percent convertible unsecured subordinated debentures of NAL due March 31, 2017, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $9.90 per NAL Share;

"NAL 6.75% Debentures" means the $100 million original aggregate principal amount of 6.75 percent convertible extendible unsecured subordinated debentures of NAL due August 31, 2012, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $14.00 per NAL Share;

"NAL 2011 DSU Plan" means NAL's deferred share unit plan effective January 1, 2011;

"NAL AIF" means the annual information form of NAL dated March 30, 2012 for the year ended December 31, 2011;

"NAL Annual Financial Statements" means the audited consolidated financial statements of NAL as at and for the years ended December 31, 2011 and 2010, together with the notes thereto and the auditors' report thereon;

"NAL Board" means the board of directors of NAL;

"NAL Damages Event" has the meaning ascribed thereto in the section entitled "Effect of the Arrangement - The Arrangement Agreement";

"NAL Debenture Indenture" means the note indenture dated August 28, 2007 between NAL and Computershare Trust Company of Canada, as amended by a first supplemental note indenture dated December 3, 2009, as further amended and restated by a second supplemental note indenture dated December 31, 2010 and as further amended by a third supplemental note indenture dated February 21, 2012;

"NAL Debentureholders" means, collectively, the holders of the NAL Debentures;

"NAL Debentures" means, collectively, the NAL 6.25% Series A Debentures, the NAL 6.25% Series B Debentures and the NAL 6.75% Debentures;

"NAL Dissenting Shareholder" means a registered NAL Shareholder who validly exercises Dissent Rights;

"NAL DRIP" means the NAL dividend reinvestment and optional common share purchase plan;

"NAL DSUs" means deferred share units granted pursuant to the NAL 2011 DSU Plan and the NAL Prior DSU Plan;

"NAL Fairness Opinion" means the written opinion of BMO Capital Markets, dated March 22, 2012, delivered to the Independent Committee of the NAL Board and the NAL Board in connection with the Arrangement, a copy of which is attached as Appendix "E" to this Circular;

"NAL GP" means NAL Energy (General Partner) Inc., a corporation amalgamated under the ABCA;

"NAL MD&A" means management's discussion and analysis of the financial and operating results of NAL for the year ended December 31, 2011;

"NAL Meeting" means the annual and special meeting of NAL Shareholders to consider, among other things, the Arrangement Resolution and related matters, and any adjournment(s) thereof;

"NAL Nominees" means Kelvin B. Johnston and Barry D. Stewart, the nominees of NAL to be appointed to the Pengrowth Board pursuant to the Board Nominee Resolutions, if approved, upon the completion of the Arrangement;

"NAL Petroleum" means NAL Petroleum Holdings Ltd., a corporation incorporated under the ABCA;

"NAL Prior DSU Plan" means NAL Properties Inc.'s deferred share unit plan effective January 1, 2006 as amended and restated January 1, 2011;

"NAL Record Date" means April 23, 2012;

"NAL Shareholders" means the holders from time to time of NAL Shares;

"NAL Shares" means the common shares in the capital of NAL;

"NAL Support Agreements" means the agreements between Pengrowth and the NAL Supporting Shareholders, pursuant to which the NAL Supporting Shareholders have agreed to vote the NAL Shares beneficially owned or controlled or subsequently acquired by the NAL Supporting Shareholders in favour of the Arrangement Resolution and to otherwise support the Arrangement;

"NAL Supporting Shareholders" means all of the directors and senior officers of NAL;

"Non-Resident Shareholder" means an NAL Shareholder that is: (i) a person who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"NYSE" means the New York Stock Exchange;

"Parties" means NAL and Pengrowth; and "Party" means either one of them;

"Pengrowth" means Pengrowth Energy Corporation, a corporation existing under the ABCA;

"Pengrowth AIF" means the annual information form of Pengrowth dated February 28, 2012 for the year ended December 31, 2011;

"Pengrowth Board" means the board of directors of Pengrowth;

"Pengrowth Damages Event" has the meaning ascribed thereto in the section entitled "Effect of the Arrangement - The Arrangement Agreement";

"Pengrowth DRIP" means the Pengrowth Premium Dividend™ and Dividend Reinvestment and Optional Common Share Purchase Plan;

"Pengrowth Fairness Opinion" means the opinion of Scotia Waterous dated March 22, 2012, delivered to the Pengrowth Board in connection with the Arrangement, a copy of which is attached as Appendix "F" to this Circular;

"Pengrowth Financial Statements" means the audited financial statements of Pengrowth for the years ended December 31, 2011 and 2010, together with the notes thereto and the report of the auditors thereon;

"Pengrowth LTIP" means the Pengrowth long term incentive plan;

"Pengrowth MD&A" means management's discussion and analysis of the financial and operating results of Pengrowth for the year ended December 31, 2011;

"Pengrowth Meeting" means the special meeting of Pengrowth Shareholders to be held to consider the Issuance Resolution and the Board Nominee Resolutions, including any adjournment(s) thereof;

"Pengrowth Record Date" means April 23, 2012;

"Pengrowth Resolutions" means collectively, the Issuance Resolution and the Board Nominee Resolutions, each as set forth in Appendix "B" to this Circular;

"Pengrowth Shareholders" means the holders from time to time of Pengrowth Shares;

"Pengrowth Shares" means the common shares in the capital of Pengrowth;

"Pengrowth Support Agreements" means the agreements between NAL and the Pengrowth Supporting Shareholders, pursuant to which the Pengrowth Supporting Shareholders have agreed to vote the Pengrowth Shares beneficially owned or controlled or subsequently acquired by the Pengrowth Supporting Shareholders in favour of the Issuance Resolution and the Board Nominee Resolutions and to otherwise support the Arrangement;

"Pengrowth Supporting Shareholders" means each of the directors and senior officers of Pengrowth;

"person" includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

"Plan" or "Plan of Arrangement" means the plan of arrangement substantially in the form attached as Schedule "A" to the Arrangement Agreement which is attached as Appendix "C" to this Circular, and any amendments or variations thereto from time to time in accordance with the terms thereof, or made at the discretion of the Court in the Final Order with the consent of NAL and Pengrowth, acting reasonably;

"Registrar" means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

"Scotia Waterous" means Scotia Waterous Inc., financial advisor to Pengrowth;

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act, R.S.A. 2000, c. S-4, as amended;

"Shareholders" means, NAL Shareholders and/or Pengrowth Shareholders, as the context may require;

"Shares" means NAL Shares and/or Pengrowth Shares, as the context may require;

"subsidiary" means, with respect to a specified entity, any:

(i)
body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;

(ii)
entity which is not a body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and, in the case of a limited partnership, of which such specified entity, or a subsidiary of such specified entity, is a general partner; and

(iii)	issuer that would constitute a subsidiary as defined in the Securities Act;

"Superior Proposal" has the meaning ascribed thereto in the section entitled "Effect of the Arrangement - The Arrangement Agreement";

"Supplemental Debenture Indenture" means the fourth supplemental note indenture among Pengrowth, NAL and Computershare Trust Company of Canada to become effective as of the Effective Time pursuant to which Pengrowth will assume all of the covenants and obligations of NAL under and for the NAL Debentures, and the conversion price for the NAL Debentures will be adjusted to reflect the Arrangement and the Exchange Ratio in accordance with the provisions of the NAL Debentures;

"Tax Act" means the Income Tax Act, R.S.C. 1985, c.1 (4th Supp), as amended;

"TSX" means the Toronto Stock Exchange;

"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Holder" has the meaning ascribed thereto in the section entitled "Certain United States Federal Income Tax Considerations" in this Circular;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

"Voting Instruction Form" means the voting instruction form provided by Broadridge to Beneficial Holders.

CONVENTIONS

Certain terms used herein are defined in the "Glossary of Terms".  Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with GAAP.  Words importing the singular include the plural and vice versa and words importing any gender include all genders.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Circular and in the documents incorporated by reference herein.

bbl	barrel
bbls	barrels
bpd	barrels per day
boe	barrels of oil equivalent of natural gas on the basis of one boe for six mcf of natural gas
boe/d	barrels of oil equivalent per day
mboe	thousand barrels of oil equivalent
mbpd	thousands of barrels per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mcfe	thousand cubic feet equivalent
mmboe	million barrels of oil equivalent
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
MM	Millions
NGL	natural gas liquids
$000s or M$	thousands of dollars
U.S.$	United States dollars

The terms "boe" and "mcfe" may be misleading, particularly if used in isolation.  A boe conversion rate of six thousand cubic feet of natural gas per barrel of oil (6 mcf: 1 bbl) and an mcfe conversion rate of one barrel of oil per six thousand cubic feet of natural gas (1 bbl: 6 mcf) are each based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.  Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from an energy equivalency of 6:1, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Where any disclosure of reserves data is made in this Circular or the documents incorporated by reference herein that does not reflect all reserves of NAL or Pengrowth, as applicable, the reader should note that estimates of reserves and future net revenue for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621

JOINT MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Circular is furnished in connection with the solicitation of proxies by the management of NAL and Pengrowth for use at the NAL Meeting and the Pengrowth Meeting, respectively, and at any adjournment(s) thereof.  No person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of Pengrowth Shares in connection with the Arrangement, or other matters to be considered at the NAL Meeting or the Pengrowth Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation.  Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

The information concerning NAL contained and incorporated by reference in this Circular has been provided by NAL.  Although Pengrowth has no knowledge that would indicate that any of such information is untrue or incomplete, Pengrowth does not assume any responsibility for the accuracy or completeness of such information or the failure by NAL to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Pengrowth.

The information concerning Pengrowth contained and incorporated by reference in this Circular has been provided by Pengrowth.  Although NAL has no knowledge that would indicate that any of such information is untrue or incomplete, NAL does not assume any responsibility for the accuracy or completeness of such information or the failure by Pengrowth to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to NAL.

All summaries of, and references to, the Arrangement Agreement and the Arrangement or Plan of Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached as Appendix "C" and Schedule "A" to Appendix "C", respectively, to this Circular.  You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

All capitalized terms used in this Circular (excluding the Appendices hereto unless stated otherwise) but not otherwise defined herein have the meanings set forth herein under "Glossary of Terms".  Information contained in this Circular is given as of April 20, 2012, unless otherwise specifically stated.  Details of the Arrangement are set forth under the heading "The Arrangement".  For details of the matters to be considered by the NAL Shareholders and the Pengrowth Shareholders, see "The NAL Meeting – Matters to be Considered at the NAL Meeting" and "The Pengrowth Meeting – Matters to be Considered at the Pengrowth Meeting", respectively.

Supplemental Disclosure – Non-GAAP Measures

This Circular and certain documents incorporated by reference herein make reference to certain non-GAAP financial measures to assist in assessing NAL's and Pengrowth's respective financial performance.  Some of these non-GAAP measures include references to adjusted net income, total net debt to trailing twelve month earnings before interest, taxes, depreciation and amortization, net debt to trailing twelve month cash flow, total debt to total capitalization, funds flow from operations, funds flow from operations per share, payout ratio, cash flow from operations per share, cash flow netback and operating netback. Non-GAAP financial measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  Such non-GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income, cash flow from operating activities and other measures of financial performance as determined in accordance with GAAP as an indicator of performance.  For additional information regarding these non-GAAP measures, see the NAL MD&A and the Pengrowth MD&A, each of which are incorporated by reference herein.

Information For United States Shareholders

The Pengrowth Shares issuable to NAL Shareholders in exchange for their NAL Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof.

The solicitation of proxies for the NAL Meeting and the Pengrowth Meeting by means of this Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act.  Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  NAL Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The Pengrowth Shares issuable to NAL Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the U.S. Securities Act, except by persons who will be "affiliates" of Pengrowth after the Effective Date or were affiliates of Pengrowth within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Pengrowth Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. See "Procedure for the Arrangement to Become Effective – Securities Law Matters – United States".

Information concerning the assets and operations of NAL and Pengrowth contained or incorporated by reference herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.  The financial statements of NAL and Pengrowth included or incorporated by reference, as applicable, in this Circular have been prepared in accordance with GAAP and are subject to Canadian auditing and auditor independence standards which differ from United States generally accepted accounting principles and auditing and auditor independence standards in certain material respects and thus are not directly comparable to financial statements of United States companies.

Pengrowth Shares are listed on the NYSE and registered pursuant to Section 12 under the U.S. Exchange Act, therefore Pengrowth is required to file reports with the SEC and is required to annually file with the SEC annual reports on Form 40-F.  As a result, Pengrowth's auditors are required to comply with U.S. auditing and auditor independence standards.  Pengrowth has filed with the SEC an annual report on Form 40-F for the fiscal year ended December 31, 2011.  Pengrowth's Form 40-F for the fiscal year ended December 31, 2011 does not include a reconciliation of U.S. generally accepted accounting principles as a result of their adoption of International Financial Reporting Standards ("IFRS").  IFRS can differ materially from U.S. generally accepted accounting principles and U.S. readers should consult their professional advisors for information relating to these differences.  Pengrowth's filings with the SEC may be viewed for free at the SEC's website at www.sec.gov.

The enforcement by Pengrowth Shareholders and NAL Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that both NAL and Pengrowth are organized under the laws of Alberta, Canada, that some or all of their officers and directors are residents of countries other than the United States, that the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Pengrowth, NAL and such persons are located outside the United States.  As a result, it may be difficult or impossible for Pengrowth Shareholders or NAL Shareholders in the United States to effect service of process within the United States upon NAL and Pengrowth and their directors or officers, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.  In addition, Pengrowth Shareholders and NAL Shareholders in the United States should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by Pengrowth or NAL.

THE PENGROWTH SHARES ISSUABLE TO NAL SHAREHOLDERS PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency

Except as otherwise indicated, all dollar amounts indicated in this Circular are expressed in Canadian dollars.  The following table sets forth, for the periods indicated, the high, low, average and period-end noon spot rates of exchange for Canadian dollars, expressed in U.S. dollars, based on the data published by the Bank of Canada.

Year Ended December 31,
	2011	2010	2009
Rate at end of period	U.S.$0.9833	U.S.$1.0054	U.S.$0.9555
Average rate during period	U.S.$1.0111	U.S.$0.9709	U.S.$0.8757
High during period	U.S.$1.0583	U.S.$1.0054	U.S.$0.9716
Low during period	U.S.$0.9430	U.S.$0.9278	U.S.$0.7692

On April 20, 2012, the Bank of Canada noon rate for the conversion of U.S. dollars into Canadian dollars was U.S.$1.0090 = CDN$1.00.

FORWARD-LOOKING INFORMATION

Certain statements and other information contained in this Circular constitute forward-looking information and forward-looking statements (collectively, "forward-looking statements") within the meaning of Applicable Laws. These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "future", "continue" or similar expressions or the negatives thereof.

In particular, this Circular contains forward-looking statements pertaining to:

—	the anticipated benefits of the Arrangement and possible synergies resulting from the Arrangement;

—	the structure and effect of the Arrangement;

—	the timing of the Meetings and the Final Order;

—	the completion of the Arrangement and the anticipated Effective Date;

—	the satisfaction of conditions for listing the Pengrowth Shares issuable pursuant to the Arrangement on the TSX and NYSE and the timing thereof;

—	the treatment of NAL Shareholders under tax laws;

—	the making of offers to purchase the outstanding NAL Debentures by Pengrowth following the Effective Date;

—	the entering into and effects of the Amended NAL DRIP;

—	treatment of the Arrangement under government regulatory regimes including the receipt of the Competition Act Approval; and

—	the effect of the Arrangement on NAL and Pengrowth.

Forward-looking statements respecting:

—	the anticipated benefits of the Arrangement are based upon a number of facts, including the NAL Fairness Opinion, the Pengrowth Fairness Opinion, the terms and conditions of the Arrangement

Agreement and current industry, economic and market conditions (see "The Arrangement – Benefits of the Arrangement");

—
the structure and effect of the Arrangement are based upon the terms of the Arrangement Agreement and the transactions contemplated thereby (see "The Arrangement" and "Effect of the Arrangement – The Arrangement Agreement");

—
the consideration to be received by NAL Shareholders as a result of the Arrangement is based upon the terms of the Arrangement Agreement and the Plan of Arrangement (see "The Arrangement" and "Effect of the Arrangement – The Arrangement Agreement ");

—
certain steps in, and timing of, the Arrangement are based upon the terms of the Arrangement Agreement and, in respect of the ability and timing relating to the required Court and Competition Act approvals, advice received from counsel to NAL and Pengrowth, as applicable (see " Effect of the Arrangement – The Arrangement Agreement", "Procedure for the Arrangement to Become Effective – Court Approval" and "Procedure for the Arrangement to Become Effective – Regulatory Approvals"); and

—
the effect of the Arrangement on NAL and Pengrowth, the effect of the Amended NAL DRIP on participants therein and the making of offers to purchase any outstanding NAL Debentures following the Effective Date by Pengrowth are based on current expectations of the management of NAL and Pengrowth, as applicable, regarding the intentions of Pengrowth and the provisions of the Amended NAL DRIP, the NAL DRIP, the NAL Debenture Indenture and the Supplemental Debenture Indenture, as the case may be.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. NAL and Pengrowth, as applicable, believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular should not be unduly relied upon. These statements speak only as of the date of this Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

—
inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, NAL Shareholder approval of the Arrangement Resolution, Pengrowth Shareholder approval of the Issuance Resolution and the Competition Act Approval in accordance with the required timelines contained in the Arrangement Agreement;

—	inability to satisfy the other conditions to the Arrangement Agreement prior to June 15, 2012;

—	the failure to realize anticipated benefits of the Arrangement; and

—	the other factors discussed under "Risk Factors" in this Circular.

For information relating to forward-looking statements contained in documents incorporated by reference into this Circular, see "Forward-Looking Statements" in the Pengrowth AIF and "Advisory Regarding Forward-Looking Statements" in the Pengrowth MD&A and "Forward-Looking Information" in the NAL AIF and in the NAL MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive and are made as of the date hereof. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. Except as required by law, NAL and Pengrowth do not undertake any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this Circular.

INFORMATION FOR BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of such Shareholders do not hold Shares in their own name but instead hold their Shares through brokers, financial institutions or other nominees.  Shareholders who do not hold their Shares in their own name (referred to in this Circular as "Beneficial Holders") should note that only proxies deposited by Shareholders whose names appear on the records of the applicable registrar and transfer agent as the registered holders of Shares can be recognized and acted upon at the NAL Meeting or Pengrowth Meeting, as applicable.  If Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Shares will not be registered in a holder's name on the records of NAL or Pengrowth.  Such Shares will more likely be registered in the name of the holder's broker or an agent of the broker.  In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., or CDS, which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their nominees can only be voted (for, withheld or against resolutions) upon instructions of the Beneficial Holder.  Without specific instructions, brokers/nominees are prohibited from voting Shares for their clients.  Beneficial Holders should therefore ensure that instructions regarding the voting of their Shares are properly communicated to the appropriate person or that the Shares are duly registered in their name well in advance of the applicable Meeting.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Shares are voted at the applicable Meeting.  Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to a registered shareholder.  However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Holder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge.  Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form by mail or facsimile.  Alternatively, the Beneficial Holder can call a toll-free telephone number or access the internet to vote the Shares held by the Beneficial Holder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the applicable Meeting.  A Beneficial Holder receiving a form of proxy or Voting Instruction Form from their broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to vote Shares directly at the applicable Meeting.  Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the applicable Meeting in order to have the Shares to which such instructions relate voted at the applicable Meeting.

If you are a Beneficial Holder and wish to vote in person at the applicable Meeting, please contact your broker or agent well in advance of the applicable Meeting to determine how you can do so.

Although a Beneficial Holder may not be recognized directly at the applicable Meeting for the purpose of voting Shares registered in the name of its broker or other intermediary, a Beneficial Holder may vote those Shares as a proxyholder for the registered Shareholder.  To do this, a Beneficial Holder should enter such Beneficial Holder's own name in the blank space on the form of proxy provided to the Beneficial Holder and return the document to such Beneficial Holder's broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the applicable Meeting.

NAL Shareholders who do not hold their NAL Shares in their own name should also instruct their broker or other intermediary to complete the Letter of Transmittal with respect to such holders' NAL Shares and to deliver such Letter of Transmittal to the Depositary in order to receive the Pengrowth Shares issuable in exchange for such holder's NAL Shares pursuant to the Arrangement.

SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices hereto.  Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Circular.

The Arrangement

On March 22, 2012, NAL and Pengrowth agreed to combine their respective businesses and entered into the Arrangement Agreement, a copy of which is attached as Appendix "C" to this Circular.  Pursuant to the Arrangement, NAL Shareholders (excluding NAL Dissenting Shareholders) will receive 0.86 of a Pengrowth Share in exchange for each NAL Share held.  As at April 20, 2012, there are 365,925,493 Pengrowth Shares and 152,446,262 NAL Shares outstanding (in each case, on a non-diluted basis).  See "Effect of the Arrangement".

The NAL Meeting

The NAL Meeting will be held at 3:00 p.m. (Calgary time) on Wednesday, May 23, 2012, in the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, for the purposes set forth in the accompanying notice of NAL Meeting.

The business to be conducted at the NAL Meeting will include:

1.	receiving and considering the audited consolidated financial statements of NAL for the year ended December 31, 2011 and the auditors' report thereon;

2.	electing the directors of NAL for the ensuing year;

3.	appointing the auditors of NAL for the ensuing year and authorizing the directors of NAL to fix their remuneration as such;

4.	considering, pursuant to an interim order of the Court of Queen's Bench of Alberta dated April 20, 2012, and, if deemed advisable, approving, with or without variation, the Arrangement Resolution; and

5.           transacting such other business as may properly come before the NAL Meeting.

See "The Arrangement" and "The NAL Meeting – Matters to be Considered at the NAL Meeting".

The Pengrowth Meeting

The Pengrowth Meeting will be held at 4:00 p.m. (Calgary time) on Wednesday, May 23, 2012, in the Wildrose North Ballroom at the Sheraton Suites Eau Claire Hotel located at 255 Barclay Parade S.W., Calgary, Alberta, Canada, for the purposes set forth in the accompanying notice of Pengrowth Meeting.  The business of the Pengrowth Meeting will be to consider and vote upon the Issuance Resolution and the Board Nominee Resolutions and transacting such other business as may properly come before the Pengrowth Meeting.  See "The Arrangement" and "The Pengrowth Meeting – Matters to be Considered at the Pengrowth Meeting".

NAL Energy Corporation

NAL was formed pursuant to an amalgamation under the ABCA and is an oil and natural gas production company with operations in southeastern Saskatchewan, central Alberta, northeastern British Columbia and Ontario.

The head and registered office of NAL is 1000, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2.  See "Appendix I – Information Concerning NAL Energy Corporation".

Pengrowth Energy Corporation

Pengrowth was formed pursuant to an amalgamation under the ABCA and is an oil and natural gas production company with operations in British Columbia, Alberta, Saskatchewan and Nova Scotia.

The head and registered office of Pengrowth is 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4.  See "Appendix J – Information Concerning Pengrowth Energy Corporation".

Background to the Arrangement

The terms of the Arrangement are the result of arm's length negotiations between representatives of NAL and Pengrowth and their respective advisors.  The Circular contains a summary of the events leading up to the negotiation of the Arrangement Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.  See "The Arrangement - Background to the Arrangement".

Benefits of the Arrangement

Both NAL and Pengrowth expect the combined entity, after completion of the Arrangement, to offer the following benefits for Shareholders:

—
Scale and Scope.  A substantially larger and more diversified portfolio of oil and natural gas assets at various stages of development is expected to drive improved capital and operating efficiencies through reallocation of capital to the highest return opportunities of the combined asset base;

—
Expanded Asset Base.  An expanded asset base of high quality conventional and unconventional opportunities with over 100,000 boe/d of current production and 434 million boe of proved plus probable reserves using NAL and Pengrowth year-end 2011 reserves, representing a reserve life index of approximately 12 years;

—
Enhanced Exposure to Light Oil Plays.  Exposure to leading western Canadian light oil plays with an inventory of over 730 locations across the Swan Hills Trend, the central Alberta Cardium and southeast Saskatchewan.  The operating scale in each of these areas will allow greater flexibility to further consolidate these areas as opportunities present themselves;

—
Increased Access to Capital.  A strong liquidity position and access to capital, including approximately $1.0 billion of committed covenant-based credit facilities, of which less than $200 million is estimated to be drawn at the closing of the Arrangement.  Pengrowth will have a weighted average term to maturity of approximately 4.5 years on its outstanding debt at closing of the Arrangement;

—	Strong Leadership Team. An experienced management team with a strong focus on creating Shareholder value and on being a responsible, reliable operator and a trusted member of the community;

—
Strong Synergies.  The combined entity is anticipated to generate substantial synergies, including a reduction in general and administrative costs following the termination of the Administrative Services Agreement; and

—	Superior Financial Platform. The combined entity is expected to generate a diversified and stable cash flow stream with a strong balance sheet.

See "The Arrangement – Benefits of the Arrangement".

Reasons for the Arrangement

NAL

The NAL Board, in arriving at its conclusion to unanimously recommend that NAL Shareholders approve the Arrangement Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement and the long-term prospects for growth of NAL both on a stand-alone basis and in conjunction with Pengrowth, as well as, among others, the following:

—	the opportunities and risks associated with NAL continuing as a stand-alone entity in order to create value for the NAL Shareholders;

—	the opportunities and risks associated with the combined businesses of NAL and Pengrowth;

—	proposals previously received from, and prior discussions with, third parties with respect to various potential business transactions involving NAL;

—
that the Arrangement was the preferred strategic alternative available to NAL and the NAL Shareholders following a thorough review of alternative strategic courses of action conducted by NAL, which included advice from BMO Capital Markets;

—
that NAL Shareholders will continue to participate in the growth opportunities associated with NAL's historic business and Pengrowth's business, as the combined entity is anticipated to be a stronger, more diversified and more efficient company;

—	that Pengrowth's financial, technical and operational resources are anticipated to result in NAL's properties being developed in a timely and efficient manner;

—
that the completion of the Arrangement and the subsequent termination of the Administrative Services Agreement will allow NAL Shareholders to benefit from Pengrowth's simpler and more efficient management structure and the resulting efficiencies in the development of the assets of NAL and Pengrowth;

—
that the Exchange Ratio represents an approximate 11.0% premium for the NAL Shares based on the 20-day volume-weighted average trading price of such shares immediately prior to the announcement of the Arrangement;

—	that NAL Shareholders would benefit from a 20.4% increase in dividends on a per share basis under the terms of the Arrangement;

—
the opinion of BMO Capital Markets, the full text of which can be found at Appendix "E" to this Circular, that, as of March 22, 2012, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be received by the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the NAL Shareholders (other than Pengrowth and its affiliates).  See "The Arrangement — NAL Fairness Opinion";

—	that the exchange of NAL Shares for Pengrowth Shares will generally be tax-deferred for NAL Shareholders;

—	that the covenants and obligations for the NAL Debentures will be assumed by Pengrowth in connection with the Arrangement;

—
that following the Effective Time, in the event that the NAL Debentures remain outstanding, Pengrowth will be required to, under the terms of the NAL Debenture Indenture, and pursuant to the Arrangement Agreement, make offers to purchase all of the outstanding NAL 6.75% Debentures and NAL 6.25% Series A Debentures, at a price equal to 101% of the respective principal amounts thereof plus accrued and unpaid interest thereon and all of the outstanding NAL 6.25% Series B Debentures at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, in each case in accordance with the terms of the NAL Debenture Indenture;

—	the likelihood that the Arrangement would receive all required approvals under Applicable Laws on terms and conditions satisfactory to NAL and Pengrowth;

—	the NAL Board's belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, with the Effective Date currently expected to be May 31, 2012;

—
that under the Arrangement Agreement, until the time that the Arrangement Resolution is approved, the NAL Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

—
the appropriateness of the non-completion fee and right to match as an inducement to Pengrowth to enter into the Arrangement Agreement and the likely impact of such fee and terms upon any potential subsequent Superior Proposal in respect of NAL;

—
the ability of NAL to terminate the Arrangement Agreement and receive the non-completion fee payable to NAL from Pengrowth in certain circumstances, including in the event that the Pengrowth Board fails to recommend that Pengrowth Shareholders vote in favour of the Issuance Resolution and the Board Nominee Resolutions;

—	that at least 66⅔% of the votes cast by NAL Shareholders at the NAL Meeting are required to approve the Arrangement Resolution;

—	that the NAL Shareholders have the ability to exercise Dissent Rights; and

—	that the Arrangement requires approval by the Court.

See "The Arrangement – Reasons for the Arrangement – NAL".

Pengrowth

The Pengrowth Board, in arriving at its conclusion to unanimously recommend that Pengrowth Shareholders approve the Issuance Resolution and the Board Nominee Resolutions, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement and the long-term prospects for growth of Pengrowth both on a stand-alone basis and in conjunction with NAL, as well as the following:

—
Pengrowth Shareholders will benefit from the growth opportunities associated with the combined entity, which is anticipated to be a larger, stronger and more diverse company than Pengrowth as it currently exists;

—
the opinion of Scotia Waterous, the full text of which can be found at Appendix "F" to this Circular, that, as of March 22, 2012, subject to the scope of review, assumptions, and limitations set forth therein, the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders.  See "The Arrangement — Pengrowth Fairness Opinion"; and

—
a simple majority of the votes cast by Pengrowth Shareholders at the Pengrowth Meeting are required to approve each of the Issuance Resolution and the Board Nominee Resolutions.  It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Pengrowth Meeting and that two NAL nominees are appointed to the Pengrowth Board as of the Effective Time.

See "The Arrangement – Reasons for the Arrangement – Pengrowth".

The NAL Fairness Opinion

NAL and the Independent Committee of the NAL Board retained BMO Capital Markets as financial advisor to, among other things, provide the Independent Committee of the NAL Board and the NAL Board with its opinion as to whether the consideration to be received by the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the NAL Shareholders (other than Pengrowth and its affiliates).  BMO Capital Markets has delivered its opinion that, as of March 22, 2012, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be received by the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the NAL Shareholders (other than Pengrowth and its affiliates).

The full text of the written NAL Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by BMO Capital Markets in rendering its opinion, is attached as Appendix "E" to this Circular. NAL Shareholders are urged to read the NAL Fairness Opinion in its entirety. The summary of the NAL Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the NAL Fairness Opinion as set out in Appendix "E".

The NAL Fairness Opinion is not a recommendation to any NAL Shareholder as to how to vote or act on any matter relating to the Arrangement. The NAL Board urges the NAL Shareholders to read the NAL Fairness Opinion carefully and in its entirety.  See "The Arrangement – NAL Fairness Opinion" and "Appendix "E" – NAL Fairness Opinion".

Recommendation of the NAL Board

The NAL Board has unanimously determined that the Arrangement is in the best interests of NAL, is fair to the NAL Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that NAL Shareholders vote in favour of the Arrangement.  See "The Arrangement – Recommendation of the NAL Board".

The Pengrowth Fairness Opinion

The Pengrowth Board formally retained Scotia Waterous on February 28, 2012, to provide, among other things, financial advisory services in connection with a potential transaction involving NAL and asked Scotia Waterous to prepare and deliver an opinion as to whether the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders.  Scotia Waterous has delivered its opinion that, as of March 22, 2012, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders.

The full text of the written Pengrowth Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by Scotia Waterous in rendering its opinion, is attached as Appendix "F" to this Circular. Pengrowth Shareholders are urged to read the Pengrowth Fairness Opinion in its entirety. The summary of the Pengrowth Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Pengrowth Fairness Opinion as set out in Appendix "F".

The Pengrowth Fairness Opinion is not a recommendation to any Pengrowth Shareholder as to how to vote or act on any matter relating to the Arrangement. The Pengrowth Board urges the Pengrowth Shareholders to read the Pengrowth Fairness Opinion carefully and in its entirety.  See "The Arrangement – Pengrowth Fairness Opinion" and "Appendix "F" – Pengrowth Fairness Opinion".

Recommendation of the Pengrowth Board

The Pengrowth Board has unanimously determined that the Arrangement is in the best interests of Pengrowth, is fair to the Pengrowth Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that Pengrowth Shareholders vote in favour of the Issuance Resolution and the Board Nominee Resolutions.  See "The Arrangement – Recommendation of the Pengrowth Board".

Effect of the Arrangement

NAL Shares

Pursuant to the Arrangement, NAL Shareholders (excluding NAL Dissenting Shareholders) will receive 0.86 of a Pengrowth Share in exchange for each NAL Share held.  No fractional Pengrowth Shares will be issued pursuant to the Arrangement and, in lieu thereof, each Former NAL Shareholder otherwise entitled to a fractional interest in a Pengrowth Share will receive the nearest whole number of Pengrowth Shares (with fractions equal to exactly 0.5 being rounded up).  In calculating such fractional interests, all NAL Shares registered in the name of, or beneficially held by, an NAL Shareholder or his/her/its nominee will be aggregated.

NAL Debentures

Pursuant to the Arrangement, Pengrowth will assume all of the covenants and obligations of NAL in respect of the NAL Debentures such that the NAL Debentures shall become valid and binding obligations of Pengrowth and will enter into the Supplemental Debenture Indenture.  The approval of the NAL Debentureholders is not required for the Arrangement to proceed and NAL Debentureholders are not entitled to vote in respect of the Arrangement Resolution.

Provided the Arrangement is completed, in accordance with the Plan of Arrangement and the NAL Debenture Indenture, NAL Debentureholders will thereafter be entitled to receive Pengrowth Shares, rather than NAL Shares, on the basis of 0.86 of a Pengrowth Share in lieu of each NAL Share which they were previously entitled to receive, on conversion, redemption or maturity of the NAL Debentures.  Subject to the amendments contained in the Supplemental Debenture Indenture, all other terms and conditions of the NAL Debenture Indenture will continue to apply.  As a result, following completion of the Arrangement, NAL Debentureholders who subsequently wish to convert their NAL 6.25% Series A Debentures, NAL 6.25% Series B Debentures or NAL 6.75% Debentures will be entitled to receive, respectively, approximately 52.1213 Pengrowth Shares (being a conversion price of approximately $19.1860 per Pengrowth Share), 86.8689 Pengrowth Shares (being a conversion price of approximately $11.5116 per Pengrowth Share) and 61.4285 Pengrowth Shares (being a conversion price of approximately $16.2791 per Pengrowth Share), respectively, for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the NAL Debenture Indenture.

Completion of the Arrangement will constitute a "change of control" under the terms of the NAL Debenture Indenture.  As a result, within 30 days following the completion of the Arrangement, Pengrowth will be required to make offers to purchase all of the outstanding NAL 6.75% Debentures and NAL 6.25% Series A Debentures, at a price equal to 101% of the respective principal amounts thereof plus accrued and unpaid interest thereon and all of the outstanding NAL 6.25% Series B Debentures at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, in each case in accordance with the terms of the NAL Debenture Indenture.

See "Effect of the Arrangement – NAL Shares" and "Effect of the Arrangement – NAL Debentures".

NAL DRIP

NAL intends to continue to make monthly dividend payments in the amount of $0.05 per NAL Share until the closing of the Arrangement.  Upon completion of the Arrangement the NAL DRIP will be amended such that all existing participants in the NAL DRIP will be deemed to be participants in the Amended NAL DRIP and the dividends declared but not paid prior to the Effective Date to a person deemed to be a participant in the Amended NAL DRIP will be automatically applied to the purchase of Pengrowth Shares in accordance with the terms and conditions of the Amended NAL DRIP.

The Amended NAL DRIP will be terminated following the Effective Date.  In order to participate in the Pengrowth DRIP following the Effective Date NAL Shareholders will be required to enroll in the Pengrowth DRIP.  An NAL Shareholder who: (i) is a DRIP Eligible Shareholder; (ii) has elected to be enrolled in the Pengrowth DRIP, by checking the applicable box and providing the requested information contained in the Letter of Transmittal; and (iii) has provided the Depositary with a duly completed and executed Letter of Transmittal together with the certificate or other document evidencing their NAL Shares, will be enrolled in the Pengrowth DRIP for the first dividend record date of Pengrowth occurring after the Effective Date, which is currently anticipated to be the June 22, 2012 record date for the payment of dividends by Pengrowth on or about July 16, 2012.

For additional information on the Pengrowth DRIP, see the Pengrowth website at www.pengrowth.com or contact Olympia Trust Company at (403) 668-8887 or 1-888-353-3138.

See "Effect of the Arrangement – NAL DRIP".

Details of the Arrangement

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix "C" and Schedule "A" to Appendix "C", respectively, to this Circular.

The Arrangement involves a number of steps, including each of the events set out below, which will occur and be deemed to occur in the following order, without any further act or formality, except as otherwise expressly provided in the Plan of Arrangement:

(a)	NAL GP shall be dissolved in accordance with the following:

(i)	the stated capital of the shares of NAL GP shall be reduced to $1.00 in aggregate;

(ii)	all of the property of NAL GP shall be distributed to NAL; and

(iii)	NAL shall assume all of the liabilities and obligations of NAL GP;

(b)	NAL Petroleum shall be dissolved in accordance with the following:

(i)	the stated capital of the shares of NAL Petroleum shall be reduced to $1.00 in aggregate;

(ii)	all of the property of NAL Petroleum shall be distributed to NAL; and

(iii)	NAL shall assume all of the liabilities and obligations of NAL Petroleum;

(c)	Addison LP shall be dissolved by virtue of the dissolution of NAL Petroleum pursuant to paragraph (b) above and:

(i)	all of the property of Addison LP shall be distributed to NAL; and

(ii)	NAL shall assume all of the liabilities and obligations of Addison LP;

(d)
the NAL Shares held by NAL Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to NAL (free and clear of any Liens) and, as of the Effective Time, such NAL Dissenting Shareholders shall cease to have any rights as NAL Shareholders other than the right to be paid the fair value of their NAL Shares in accordance with the Dissent Rights;

(e)
each issued and outstanding NAL Share (other than those held by NAL Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Pengrowth (free and clear of any Liens) and, subject to the Plan of Arrangement, each Former NAL Shareholder thereof shall be entitled to receive from Pengrowth in exchange for each such NAL Share, 0.86 of a Pengrowth Share;

(f)
Pengrowth shall: (i) assume all of NAL's covenants and obligations for the NAL Debentures under the NAL Debenture Indenture, such that the NAL Debentures shall become valid and binding obligations of Pengrowth; and (ii) provided that the other provisions of Article 11 of the NAL Debenture Indenture are complied with, the Supplemental Debenture Indenture shall become effective; and

(g)
the Amended NAL DRIP shall become effective, all existing participants in the NAL DRIP will be deemed to be participants in the Amended NAL DRIP and the dividends declared but not paid prior to the Effective Date to a person deemed to be a participant in the Amended NAL DRIP will be automatically applied to the purchase of Pengrowth Shares in accordance with the terms and conditions of the Amended NAL DRIP.

Completion of the Arrangement is subject to a number of conditions including, among other things, the approval of the Arrangement Resolution by NAL Shareholders, approval of the Issuance Resolution by Pengrowth Shareholders, the appointment of two NAL nominees to the Pengrowth Board as of the Effective Time, the receipt of all necessary regulatory approvals and the granting of the Final Order.  NAL and Pengrowth expect the Effective Date to occur on May 31, 2012.  See "Procedure for the Arrangement to Become Effective – Timing".

Arrangement Agreement

The Arrangement will be effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants, representations and warranties of and from each of NAL and Pengrowth and various conditions precedent, both mutual and with respect to the specific obligations of NAL and Pengrowth.

The Arrangement Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to pay the other Party a non-completion fee of $45 million or $20 million for the payment of certain expenses and fees.  See "Effect of the Arrangement – The Arrangement Agreement – Non-Completion Fees Payable by NAL" and "Effect of the Arrangement – The Arrangement Agreement – Non-Completion Fees Payable by Pengrowth".

This Circular contains a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which is attached as Appendix "C" to this Circular.  See "Effect of the Arrangement – The Arrangement Agreement".

NAL Support Agreements

On March 22, 2012, the NAL Supporting Shareholders, which includes all of the directors and senior officers of NAL, holding an aggregate of 273,799 NAL Shares, entered into the NAL Support Agreements with Pengrowth pursuant to which they agreed, among other things, to vote the NAL Shares beneficially owned or controlled or directed by them, directly or indirectly, in favour of the Arrangement Resolution and all matters related thereto at the NAL Meeting.  See"Effect of the Arrangement – NAL Support Agreements".

Pengrowth Support Agreements

On March 22, 2012, the Pengrowth Supporting Shareholders, which includes all of the directors and senior officers of Pengrowth, holding an aggregate of 899,162 Pengrowth Shares, entered into the Pengrowth Support Agreements with NAL pursuant to which they agreed, among other things, to vote the Pengrowth Shares beneficially owned or controlled or directed by them, directly or indirectly, in favour of the Issuance Resolution and the Board Nominee Resolutions and all matters related thereto at the Pengrowth Meeting.  See"Effect of the Arrangement – Pengrowth Support Agreements".

Procedure for the Arrangement to Become Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA.  The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the NAL Shareholders at the NAL Meeting in the manner set forth in the Interim Order;

(b)	the Issuance Resolution must be approved by the Pengrowth Shareholders at the Pengrowth Meeting;

(c)	the NAL Nominees are appointed to the Pengrowth Board as of the Effective Time;

(d)	the Court must grant the Final Order approving the Arrangement;

(e)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(f)	the Final Order and the Articles of Arrangement in the form prescribed by the ABCA, must be filed with the Registrar.

NAL Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by the NAL Shareholders present in person or represented by proxy at the NAL Meeting.  If the Arrangement Resolution is not approved by NAL Shareholders, the Arrangement cannot be completed.  See "Procedure for the Arrangement to Become Effective – Shareholder Approvals" and "The NAL Meeting – Matters to be Considered at the NAL Meeting".

Pengrowth Shareholder Approval

It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Pengrowth Meeting and that two NAL nominees are appointed to the Pengrowth Board as of the Effective Time.

The TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition.  The Arrangement is expected to result in the issuance of a number of Pengrowth Shares equal to approximately 36% of the 365,925,493 currently issued and outstanding Pengrowth Shares on a non-diluted basis (up to 45% assuming the issuance of all of the Pengrowth Shares reserved for issuance upon the conversion, redemption or maturity of the NAL Debentures to be assumed by Pengrowth, to account for clerical and administrative matters and to account for any NAL Shares issued up until the Effective Time pursuant to the NAL DRIP).

The Issuance Resolution and Board Nominee Resolutions must be approved by a simple majority of the votes cast by the Pengrowth Shareholders present in person or represented by proxy at the Pengrowth Meeting.

See "Procedure for the Arrangement to Become Effective – Shareholder Approvals" and "The Pengrowth Meeting – Matters to be Considered at the Pengrowth Meeting".

Court Approval

On April 20, 2012, NAL obtained the Interim Order providing for the calling and holding of the NAL Meeting and other procedural matters.  The Interim Order is attached as Appendix "D" to this Circular.

The Arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution and the Issuance Resolution are approved at the applicable meeting and two NAL nominees are appointed to the Pengrowth Board, NAL will make an application to the Court for the Final Order at the Court House, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on Thursday, May 24, 2012 at 9:00 a.m. (Calgary time) or as soon thereafter as counsel may be heard.  The Notice of Originating Application for the Final Order accompanies this Circular.  At the application, the Court will be requested to consider the fairness of the Arrangement.  See "Procedure for the Arrangement to Become Effective — Court Approval".

Regulatory Approvals

The Arrangement Agreement provides that receipt of all required regulatory approvals, including the Competition Act Approval, is a condition precedent to the Arrangement becoming effective.  See "Procedure for the Arrangement to Become Effective – Regulatory Approvals".

Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate Party and receipt of all required regulatory approvals, the Arrangement will become effective upon the filing with the Registrar of a copy of the Final Order and the Articles of Arrangement.  If the NAL Meeting and the Pengrowth Meeting are held and the Arrangement Resolution and the Issuance Resolution are approved and two NAL nominees are appointed to the Pengrowth Board, NAL will apply to the Court for the Final Order approving the Arrangement.  If the Final Order is obtained, in form and substance satisfactory to NAL and Pengrowth, acting reasonably, and all other conditions specified in the Arrangement Agreement are satisfied or waived, NAL and Pengrowth expect the Effective Date to occur on May 31, 2012.  It is not possible, however, to state with certainty when the Effective Date will occur.  The Effective Date could be delayed, however, for a number of reasons, including a delay in receiving required regulatory approvals or an objection before the Court in the hearing of the application for the Final Order.  See "Procedure for the Arrangement to Become Effective – Timing".

Stock Exchange Listings

NAL is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada.  The NAL Shares are listed and posted for trading on the TSX under the symbol "NAE".  The NAL 6.25% Series A Debentures are listed and posted for trading on the TSX under the symbol "NAE.DB.A", the NAL 6.25% Series B Debentures are listed and posted for trading on the TSX under the symbol "NAE.DB.B" and the NAL 6.75% Debentures are listed and posted for trading on the TSX under the symbol "NAE.DB".

On March 22, 2012, the last trading day on which the NAL Shares and NAL Debentures traded prior to announcement of the Arrangement, the closing price of the NAL Shares on the TSX was $7.80 and the closing prices of $100 principal amount of the NAL 6.25% Series A Debentures, NAL 6.25% Series B Debentures and NAL 6.75% Debentures were $102.75, $103.80 and $101.25, respectively.  On April 20, 2012, the closing price of the NAL Shares on the TSX was $7.26 and the closing prices of $100 principal amount of the NAL 6.25% Series A Debentures, NAL 6.25% Series B Debentures and NAL 6.75% Debentures were $101.75, $101.50 and $101.40, respectively.

Pengrowth is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada and the Pengrowth Shares are registered pursuant to Section 12 of the U.S. Exchange Act.  The Pengrowth Shares are listed and posted for trading on the TSX under the symbol "PGF" and on the NYSE under the symbol "PGH".

On March 22, 2012, the last trading day on which the Pengrowth Shares traded prior to announcement of the Arrangement, the closing prices of the Pengrowth Shares on the TSX and the NYSE were $9.95 and U.S.$9.91, respectively.  On April 20, 2012, the closing prices of the Pengrowth Shares on the TSX and the NYSE were $8.55 and U.S.$8.62, respectively.

It is anticipated that the NAL Shares will be delisted from the TSX following completion of the Arrangement.  For information with respect to the trading history of the NAL Shares and the Pengrowth Shares, see "Appendix "I" – Information Concerning NAL Energy Corporation – Market for Securities" and "Appendix "J" – Information Concerning Pengrowth Energy Corporation – Market for Securities ", as applicable.

It is a condition to the completion of the Arrangement that the TSX and the NYSE shall have conditionally approved the listing of the Pengrowth Shares to be issued to NAL Shareholders pursuant to the Arrangement, the listing of the Pengrowth Shares issuable on conversion, redemption or maturity of the NAL Debentures following their assumption by Pengrowth and the substitutional listing of the NAL Debentures to be assumed by Pengrowth on the TSX.  The TSX has conditionally approved the listing of the Pengrowth Shares to be issued to NAL Shareholders pursuant to the Arrangement, the listing of the Pengrowth Shares issuable on conversion, redemption or maturity of the NAL Debentures following the Effective Date and the substitutional listing of the NAL Debentures to be assumed by Pengrowth on the TSX.  In addition, application has been made to list the Pengrowth Shares to be issued to NAL Shareholders pursuant to the Arrangement and the Pengrowth Shares issuable on conversion, redemption or maturity of the NAL Debentures following the Effective Date.  Listing is subject to Pengrowth fulfilling all of the listing requirements of the TSX and NYSE, as applicable.  It is anticipated that following the Effective Date the NAL Debentures (as assumed by Pengrowth pursuant to the Arrangement) will be listed and posted for trading on the TSX under the trading symbols "PGF.DB", "PGF.DB.A" and "PGF.DB.B".

Procedure for Exchange of NAL Share Certificates

A copy of the Letter of Transmittal is being provided to the NAL Shareholders with this Circular.  To receive the Pengrowth Shares issuable pursuant to the Arrangement, the enclosed Letter of Transmittal must be duly completed, executed and returned with the certificate(s) representing NAL Shares, and any other documentation as provided in the Letter of Transmittal, to the offices of the Depositary specified in the Letter of Transmittal.  Additional copies of the Letter of Transmittal will also be available by contacting the Depositary at 1-888-353-3138.  The Letter of Transmittal will also be filed under NAL's profile at www.sedar.com.

NAL Shareholders whose NAL Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their NAL Shares.  See "Procedure for the Arrangement to Become Effective – Procedure for Exchange of NAL Share Certificates".

Procedure for Exchange of NAL Debentures

The NAL Debentures have been issued in "book-entry only" form.  Accordingly, CDS & Co. is the sole registered holder of the NAL Debentures.  If the Arrangement is completed, CDS & Co. will take such steps as are necessary to reflect the assumption of the NAL Debentures by Pengrowth and CDS & Co. and the applicable participants will make any required adjustment through the book-entry only system to the beneficial owners of the NAL Debentures.  Holders of NAL Debentures do not need to submit a Letter of Transmittal in order for the applicable adjustments to take effect.  See "Procedure for the Arrangement to Become Effective – Procedure for Exchange of NAL Debentures".

Securities Law Matters

Pengrowth Shares to be issued under the Arrangement to NAL Shareholders will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws.  The Pengrowth Shares will generally be freely tradable (other than as a result of any control block restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws.  See "Procedure for the Arrangement to Become Effective – Securities Law Matters – Canada – General".

The Pengrowth Shares issuable to NAL Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradable under the U.S. Securities Act, except by persons who will be "affiliates" of Pengrowth after the Effective Date or were affiliates of Pengrowth within 90 days before the Effective Date.  Any resale of such Pengrowth Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom.  See "Procedure for the Arrangement to Become Effective – Securities Law Matters – United States".

Dissent Rights

Pursuant to the Interim Order, registered NAL Shareholders have Dissent Rights with respect to the Arrangement which may be exercised by providing a written objection to the Arrangement Resolution to NAL, c/o Bennett Jones LLP, Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Laurie A. Goldbach, by 5:00 p.m. (Calgary time) on May 18, 2012 or the last Business Day immediately preceding the date of any adjournment of the NAL Meeting.

In the event the Arrangement becomes effective, each NAL Shareholder who properly exercises his, her or its Dissent Rights and becomes an NAL Dissenting Shareholder will be entitled to be paid the fair value of the NAL Shares in respect of which such holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order.  An NAL Shareholder who votes in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.  An NAL Dissenting Shareholder may exercise Dissent Rights only with respect to all of the NAL Shares held by such NAL Dissenting Shareholder.  See Appendices "D" and "K" for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the Dissent Rights are technical and complex.  Failure to strictly comply with such requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any Dissent Rights.  Beneficial Holders of NAL Shares who wish to exercise Dissent Rights should be aware that only the registered holder is entitled to exercise Dissent Rights.

Accordingly, a Beneficial Holder of NAL Shares desiring to exercise Dissent Rights must make arrangements for such beneficially owned NAL Shares to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by NAL or, alternatively, make arrangements for the registered holder of such NAL Shares to exercise Dissent Rights on such holder's behalf.  Pursuant to Section 191 of the ABCA, an NAL Shareholder is only entitled to exercise Dissent Rights with respect to all of the NAL Shares held by such NAL Dissenting Shareholder or on behalf of any one Beneficial Holder and registered in the name of the NAL Dissenting Shareholder.  See "Dissent Rights" and "Appendix "K" – Section 191 of the ABCA".

The Arrangement Agreement provides that, unless otherwise waived by Pengrowth, it is a condition to the completion of the Arrangement that NAL Shareholders holding not more than 5% of the issued and outstanding NAL Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.  See "Dissent Rights".

Summary of Canadian Federal Income Tax Considerations

Generally, NAL Shareholders who are residents of Canada and hold their NAL Shares as capital property will not realize a capital gain (or a capital loss) upon the exchange of NAL Shares for Pengrowth Shares under the Arrangement.

NAL Shareholders who are not resident in Canada and hold their NAL Shares as capital property will generally not realize a capital gain (or capital loss) under the Arrangement under applicable Canadian federal income tax laws.

This Circular contains a summary of the principal Canadian federal income tax considerations applicable to NAL Shareholders in respect of the steps comprising the Arrangement, and the above comments are qualified in their entirety by reference to such summary.  See "Certain Canadian Federal Income Tax Considerations".

Summary of Certain United States Federal Income Tax Considerations

The Arrangement should qualify as a tax-deferred transaction under the Code.  In accordance with this treatment, U.S. Holders generally will not recognize a gain or loss for U.S. federal income tax purposes with respect to the exchange of NAL Shares for Pengrowth Shares.  U.S. Holders are urged to consult their tax advisors regarding the specific tax consequences of the Arrangement to them.

This Circular contains a summary of the principal U.S. federal income tax considerations applicable to NAL Shareholders who are U.S. Holders in respect of the steps comprising the Arrangement, and the above comments are qualified in their entirety by reference to such summary.  See "Certain United States Federal Income Tax Considerations".

Other Tax Considerations

This Circular discusses certain Canadian and United States federal income tax considerations applicable to NAL Shareholders.  Tax consequences to NAL Shareholders who are resident in jurisdictions other than Canada or the United States are not discussed.  Such NAL Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Pengrowth Shares after the Arrangement.  All NAL Shareholders should consult their tax advisors regarding the provincial, state, local and territorial tax consequences of the Arrangement and of holding Pengrowth Shares.

Selected Unaudited Pro Forma Financial Information for Pengrowth

The Circular contains certain unaudited pro forma financial information for Pengrowth after giving effect to the Arrangement for the year ended December 31, 2011.

These tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Pengrowth for the year ended December 31, 2011, including the notes thereto, attached as Appendix "G" to this Circular.  Reference should also be made to: (i) the Pengrowth Financial Statements; and (ii) the NAL Financial Statements, each of which are incorporated by reference herein.  See "Appendix "H" – Pro Forma Information Concerning Pengrowth After Giving Effect to the Arrangement".

Risk Factors

NAL Shareholders voting in favour of the Arrangement Resolution and Pengrowth Shareholders voting in favour of the Issuance Resolution and the Board Nominee Resolutions will be choosing to combine the businesses of NAL and Pengrowth and, invest in the securities of the combined entity.  The Arrangement and investment in Pengrowth Shares following the Effective Time involves risks.

An investment in Pengrowth Shares following the Effective Time is subject to certain risks, which are generally associated with an investment in shares of an oil and natural gas exploration and production company.  The following is a list of certain risk factors associated with the Arrangement and the investment in Pengrowth Shares which NAL Shareholders and Pengrowth Shareholders should carefully consider before approving the Arrangement Resolution, the Issuance Resolution and the Board Nominee Resolutions, as applicable:

—	NAL and Pengrowth may not realize the anticipated benefits of the Arrangement;

—	risks relating to the income tax consequences of the Arrangement and the taxation of the combined entity;

—	Shareholders may suffer additional dilution;

—	failure to realize anticipated benefits of acquisitions and dispositions;

—	general economic conditions in Canada, the United States and globally;

—	the Arrangement Agreement may be terminated in certain circumstances, including in the event of a material adverse change to Pengrowth or NAL;

—	industry conditions, including commodity price volatilities and other factors that may affect the marketability of oil, natural gas and natural gas liquids;

—	governmental regulation of NAL's and Pengrowth's businesses, including environmental regulation;

—	variation in foreign exchange rates and interest rates;

—	failure to obtain industry partner and other third party consents and approvals, when required;

—	stock market volatility and market valuations;

—	the market price of Pengrowth Shares and NAL Shares may decline;

—	competition for, among other things, capital and skilled personnel; and

—	the inability to obtain required consents, permits or approvals in connection with the Arrangement, including shareholder, Court, stock exchange or regulatory approvals.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Circular, the Pengrowth AIF, the Pengrowth MD&A, the NAL AIF and the NAL MD&A, each of which are incorporated herein by reference.  See "Appendix "H" – Pro Forma Information Concerning Pengrowth After Giving Effect to the Arrangement – Risk Factors".  NAL Shareholders and Pengrowth Shareholders should carefully consider all such risk factors.

THE ARRANGEMENT

Background to the Arrangement

NAL

The Arrangement is the result of arm's length negotiations between NAL and Pengrowth.

NAL's management and the NAL Board regularly review strategic alternatives available to NAL, in light of the best interests of NAL and its stakeholders, including the NAL Shareholders. NAL's management and the NAL Board became particularly focused on NAL's strategic and competitive positioning, growth prospects and cost of capital, as well as NAL's unique governance structure with the Manager under the Administrative Services Agreement, during the latter half of 2010 in light of, among other things, a competitive labour market, uncertain equity and debt markets, continued weakness in natural gas prices, and the relative valuation of NAL in the market compared to its peers.

On October 18, 2010, the NAL Board established an independent committee (the "Independent Committee") comprised of Donald Ingram, Kelvin Johnston, Irvine Koop, Gordon Lackenbauer and Barry Stewart, being all of the independent directors of NAL, in order to advance the assessment by the NAL Board of the strategic alternatives available to NAL, in light of the best interests of NAL and its stakeholders.  Mr. Koop was appointed Chairman of the Independent Committee.  The purpose of the Independent Committee was to generally assist, consider and make recommendations to the NAL Board in respect of strategic alternatives and value maximization initiatives available to NAL, as well as to: (i) assist, consider and make recommendations to the NAL Board respecting the structure of any proposed transaction; (ii) oversee negotiations respecting any definitive agreements or other documents required to implement any proposed transaction; and (iii) oversee the implementation of a proposed transaction (if a determination was made to proceed with a transaction by the NAL Board).  To assist it in fulfilling its mandate, the Independent Committee retained the services of BMO Capital Markets in October 2010.

During the latter part of 2010 and early 2011, NAL's management, with the assistance of BMO Capital Markets, approached a number of potential strategic Canadian and international counterparties with respect to potential joint venture opportunities, asset swaps, business combinations or corporate acquisitions. These approaches resulted in discussions at various times with a number of parties, including Pengrowth, and the provision of confidential information regarding NAL in accordance with confidentiality agreements.  NAL's strategic review process did not result in an acceptable transaction for NAL.  Throughout this period, the Independent Committee met on 10 occasions to monitor developments and assess various potential strategic alternatives.

Commencing in June 2011, the Independent Committee initiated a detailed evaluation of NAL's existing governance structure with the Manager under the Administrative Services Agreement and considered the possibility of an asset swap with MLI Resources Inc., a subsidiary of Manulife, to consolidate NAL's oil and gas interests.  NAL management assisted the Independent Committee during the remainder of 2011 in assessing various asset swap alternatives with Manulife.  The Independent Committee also considered various alternatives to NAL's existing governance structure and the Administrative Services Agreement.

In late 2011, with the encouragement of the NAL Board, Andrew B. Wiswell, the President and Chief Executive Officer of NAL, commenced informal discussions with a limited number of parties, including the President and Chief Executive Officer of Pengrowth, with respect to the possibility of a strategic transaction involving NAL.  Discussions between representatives of NAL and Pengrowth continued in early 2012, with the Independent Committee establishing a sub-committee (the "Sub-Committee") consisting of Messrs. Johnston and Lackenbauer to oversee the day-to-day conduct of the discussions and negotiations with Pengrowth on behalf of NAL.  In early 2012, it was also determined that NAL's legal counsel, Bennett Jones LLP, should be retained to provide legal advice in respect of NAL's continuing consideration of strategic alternatives, including a potential transaction with Pengrowth, and that BMO Capital Markets should be retained to act as NAL's financial advisor.  The Independent Committee once again retained the services of BMO Capital Markets on February 1, 2012.

On February 24, 2012, NAL entered into the Confidentiality Agreement with Pengrowth providing for the reciprocal exchange of certain business and other information by Pengrowth and NAL, on a confidential basis, with a view to a potential transaction.  The Confidentiality Agreement allowed for the provision of certain information to Pengrowth in order for Pengrowth and its advisors to conduct an initial due diligence review of NAL and its operations.

Financial, technical and legal due diligence by Pengrowth and its advisors progressed throughout the later part of February 2012 and the early part of March 2012, with NAL providing information to Pengrowth and its advisors in response to detailed information requests.   Following this initial review, Pengrowth advised NAL of its interest in pursuing a potential business combination transaction with NAL.  Representatives of Pengrowth subsequently engaged in discussions with members of the Sub-Committee regarding potential transaction structures.

On March 13, 2012, Mr. Johnston received a letter of intent from Pengrowth that indicated that Pengrowth was interested in potentially acquiring all of the NAL Shares. The proposal was non-binding, contained an exclusivity period and was subject to numerous conditions, including confirmatory due diligence and the negotiation of a definitive agreement.  Members of senior management of NAL and the NAL Board were made aware of the proposal and meetings were held by the Independent Committee and the NAL Board on March 13, 2012 to review the terms, including the financial terms, of Pengrowth's proposal.  At this time, BMO Capital Markets provided advice to the Independent Committee and the NAL Board regarding the financial terms of Pengrowth's proposal and Bennett Jones LLP, NAL's legal counsel, provided advice to the NAL Board as to the fiduciary duties of the NAL Board in the context of the proposed transaction.  Following such meetings, representatives of the Sub-Committee and BMO Capital Markets entered into discussions with representatives of Pengrowth with a view to securing certain amendments to the proposal provided by Pengrowth, including an increase in the consideration to be provided by Pengrowth for the NAL Shares.  NAL revised the non-binding letter of intent to clarify certain matters and returned it to Pengrowth.

Effective March 13, 2012, NAL entered into the non-binding letter of intent with Pengrowth which proposed the acquisition by Pengrowth of all of the NAL Shares at a price of 0.86 of a Pengrowth Share for each NAL Share pursuant to a plan of arrangement under the ABCA.  The letter of intent provided for an exclusivity period until March 22, 2012.  During the exclusivity period, Pengrowth conducted additional due diligence on NAL and NAL conducted due diligence on Pengrowth with an evaluation team (the "NAL Evaluation Team") consisting of NAL management, legal advisors (being Bennett Jones LLP), reserves evaluators (being McDaniel & Associates Consultants Ltd.) and financial advisors (being BMO Capital Markets).  Negotiations also continued between the parties regarding the drafting and negotiation of the proposed Arrangement Agreement, Plan of Arrangement and related documentation.

Throughout the first three weeks of March 2012, the Independent Committee and the NAL Board met with the NAL Evaluation Team on a number of occasions, to review, among other things, (i) information concerning the business, operations, assets, financial condition, operating results and prospects of each of NAL and Pengrowth; (ii) historical information regarding the trading prices and volumes of the Shares of each of NAL and Pengrowth; (iii) industry forecasts regarding the prices and price trends of oil, natural gas and natural gas liquids; (iv) current and prospective industry, economic and market conditions and trends affecting NAL and Pengrowth; (v) the expected benefits of the proposed Arrangement for NAL and its stakeholders, including the NAL Shareholders, and the combined entity following the completion of the proposed Arrangement; (vi) the risks associated with the completion and non-completion of the proposed Arrangement; (vii) the specific terms of the draft Arrangement Agreement and Plan of Arrangement, including the elements of the proposed Arrangement Agreement that would provide protection to NAL and the  NAL Shareholders; and (viii) updates on alternatives available to NAL, including updates on the continuing operations and prospects of NAL.

On the evening of March 21, 2012, the Independent Committee met to consider the draft Arrangement Agreement and the terms of the proposed transaction.  The Independent Committee received reports of the results of the due diligence review conducted on Pengrowth by the NAL Evaluation Team and an overview of various financial analyses on NAL, Pengrowth and the combined entity completed by BMO Capital Markets.  At this meeting, Bennett Jones LLP once again provided advice as to the fiduciary duties of the NAL Board in the context of the proposed Arrangement Agreement and reviewed the principal terms of the proposed Arrangement Agreement.  BMO Capital Markets also provided the Independent Committee with a verbal opinion (which was later confirmed in writing) as to the fairness, from a financial point of view, of the consideration to be received by the NAL Shareholders pursuant to the proposed Arrangement (other than Pengrowth and its affiliates).  After extensive deliberations, the Independent Committee instructed NAL management, the Sub-Committee and Bennett Jones LLP to finalize the Arrangement Agreement, the Plan of Arrangement and all associated documentation and determined to recommend to the NAL Board that it approve the Arrangement Agreement and issue a recommendation to the NAL Shareholders that they vote in favour of the Arrangement.

During the course of March 22, 2012, NAL, Pengrowth and their respective legal and financial advisors completed the negotiation of the terms of the Arrangement and the terms and conditions of the definitive Arrangement Agreement.

Late in the afternoon of March 22, 2012, the NAL Board met, together with NAL's legal and financial advisors, and received a presentation on the finalized Pengrowth proposal and financial advice from BMO Capital Markets regarding the proposed Arrangement, including the written opinion of BMO Capital Markets that, as of March 22, 2012 and subject to the scope of review, assumptions and limitations set forth therein, the consideration to be received by the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the NAL Shareholders (other than Pengrowth and its affiliates).  The NAL Board then reviewed the proposed final terms of the Arrangement Agreement, received legal advice from Bennett Jones LLP and fully considered its duties and responsibilities to NAL, including the impact of the proposed transaction on the NAL Shareholders and other stakeholders.  The NAL Board also reviewed the written report of the Independent Committee concluding, based on the NAL Fairness Opinion and other considerations, that the proposed Arrangement is fair, from a financial point of view, to NAL Shareholders and recommending that the NAL Board approve the Arrangement Agreement and issue a recommendation to the NAL Shareholders that they vote in favour of the Arrangement.  Following these deliberations, the NAL Board unanimously determined that the Arrangement is in the best interests of NAL and is fair to NAL Shareholders. The NAL Board also unanimously resolved to approve the Arrangement Agreement and to unanimously recommend to NAL Shareholders that they vote in favour of the Arrangement.

Following the meeting of the NAL Board, NAL and Pengrowth entered into the Arrangement Agreement, each of the directors and senior officers of NAL executed an NAL Support Agreement, and a news release announcing the Arrangement was issued on the morning of March 23, 2012.

On April 20, 2012, the NAL Board met and approved this Circular and the revised Plan of Arrangement in the form contained in this Circular.

Pengrowth

The Pengrowth Board and senior management regularly discuss opportunities to better realize the potential of Pengrowth's asset portfolio as well as Pengrowth's overall position in the industry.  In that regard, Pengrowth continuously considers the possibility of strategic transactions with various industry participants and regularly approaches, and is approached by, others in the industry to discuss acquisition and disposition opportunities.

On December 3, 2010, Pengrowth was contacted by BMO Capital Markets, on behalf of NAL, and advised that NAL was soliciting expressions of interest from a limited number of parties who may be interested in acquiring all of the issued and outstanding shares of NAL.  Pengrowth agreed to enter into a confidentiality agreement with NAL in order to receive additional information with respect to NAL to determine whether or not it was interested in submitting an acquisition proposal.  The confidentiality agreement was entered into on December 16, 2010 and Pengrowth conducted a detailed review of NAL and its assets and operations over a period of several weeks following the execution of the confidentiality agreement.

On December 21, 2010, Pengrowth contacted Scotia Waterous regarding a proposed engagement to provide financial advisory services to Pengrowth in connection with its review of NAL.  Pengrowth ultimately entered into an engagement agreement with Scotia Waterous dated January 4, 2011 in respect to this matter.

On January 18, 2011, Pengrowth was advised that expressions of interest in acquiring NAL were due on January 31, 2011.  In late January 2011, Pengrowth made the determination to discontinue its due diligence review and to not submit an acquisition proposal for NAL.  On March 2, 2011, Pengrowth directed Scotia Waterous to discontinue any work in respect of the proposed acquisition of NAL.  The original confidentiality agreement entered into between NAL and Pengrowth expired on December 31, 2011.

In late 2011, Andrew B. Wiswell, President and Chief Executive Officer of NAL, and Derek Evans, the President and Chief Executive Officer of Pengrowth, had a general conversation as to the potential for NAL and Pengrowth to complete a business combination.  These telephone conversations regarding a potential transaction between the two companies continued into January and February 2012.

As part of a regularly scheduled business development update at a board meeting held on January 23, 2012, Mr. Evans advised the Pengrowth Board that he and Mr. Wiswell had a number of general discussions regarding the potential combination of the two companies.

On the evening of February 8, 2012, Mr. Wiswell and Mr. Evans had a telephone discussion with respect to the potential combination of the two companies.

On February 9, 2012, NAL announced that it had entered into an agreement to issue $100 million of convertible debentures. The size of this financing was increased to $140 million later that day.

On February 17, 2012, Mr. Wiswell and Mr. Evans spoke again on the telephone and Mr. Wiswell advised that the NAL Board had directed that Kelvin Johnston would take the lead in any discussions with Mr. Evans going forward.  On February 20, 2012, Mr. Evans and Mr. Johnston had a telephone conversation to discuss whether there was any interest in initiating any further discussions in respect of the potential combination of the two companies.

On February 22, 2012, Mr. Johnston provided Mr. Evans with a form of confidentiality agreement that NAL requested Pengrowth enter into before any confidential information on NAL would be provided.  On February 24, 2012, Pengrowth entered into the Confidentiality Agreement with NAL which provided for the exchange of certain business and other information by each company on a confidential basis with a view to a potential transaction.

On February 28, 2012, Pengrowth management advised the Pengrowth Board that it had entered into the Confidentiality Agreement with NAL and that due diligence investigations had been recommenced.

On February 28, 2012, Pengrowth contacted Scotia Waterous advising of the situation and discussions, and extended the previous engagement agreement to provide financial advice to Pengrowth.

On March 2, 2012, members of Pengrowth’s senior management team met with representatives of NAL at which NAL made a presentation as to the upside potential of NAL’s asset base.

On March 3, 2012, NAL provided Pengrowth with its draft year end results in the form of a draft of its year-end financial news release.

On March 5, 2012, NAL provided Pengrowth with a draft of the NAL AIF which contained draft year-end reserves information.

On March 12, 2012, Pengrowth engaged Burnet, Duckworth & Palmer LLP to provide legal advice in respect of the proposed business combination.

On March 12, 2012, the Pengrowth Board met to receive an update from management on due diligence investigations undertaken to date as well as a report from Scotia Waterous on its views of the potential combination of Pengrowth and NAL. At this meeting, the Pengrowth Board authorized management to extend a non-binding proposal to acquire all of the issued and outstanding shares of NAL.

On March 13, 2012, Pengrowth delivered a signed, non-binding proposal to NAL.  NAL provided comments on the proposal including a request that the exchange ratio be increased to 0.86 Pengrowth Shares for each NAL Share.  Late in the day on March 13, 2012, the Pengrowth Board met and agreed to increase the exchange ratio to 0.86 Pengrowth Shares for each NAL Share.  A revised letter of intent was prepared and executed by the parties.  This letter of intent provided for an exclusivity period until March 22, 2012.  During this exclusivity period the parties intensified their due diligence efforts on one another and also negotiated the terms of the Arrangement Agreement.  Pengrowth’s due diligence team included Scotia Waterous as its financial advisor, Burnet, Duckworth & Palmer LLP as legal advisors and GLJ Petroleum Consultants as reserve evaluators.

On March 22, 2012, Pengrowth’s management made a presentation to the Pengrowth Board on its due diligence findings, an analysis of the combination of the two companies, the terms of the Arrangement Agreement and proposed structure and timing of the business combination.  Scotia Waterous also made a presentation on its views of the proposed transaction and provided a verbal opinion as to the fairness, from a financial point of view, to the Pengrowth Shareholders of the consideration to be paid to the NAL Shareholders.  After extensive deliberations, the Pengrowth Board approved the proposed combination and directed management to finalize the terms of, and enter into, the Arrangement Agreement.

Late in the day on March 22, 2012, the parties finalized and entered into the Arrangement Agreement and all of the directors and officers of each of Pengrowth and NAL agreed to enter into support agreements in respect of the Arrangement.

A news release announcing the entering into of the Arrangement Agreement was issued before the markets opened on March 23, 2012.

On April 20, 2012, the Pengrowth Board met to approve this Circular and the revised Plan of Arrangement in the form contained in this Circular.

Reasons for the Arrangement

NAL

Following receipt of the advice and assistance of its financial advisors and legal counsel, the NAL Board carefully evaluated the terms of the proposed Arrangement and, at a meeting of the NAL Board held on March 22, 2012, the NAL Board unanimously determined that the Arrangement is in the best interests of NAL, is fair to the NAL Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that NAL Shareholders vote in favour of the Arrangement.  In reaching these determinations and making these approvals the NAL Board considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement and the long-term prospects for growth of NAL both on a stand-alone basis and in conjunction with Pengrowth, as well as, among others, the following:

—	the opportunities and risks associated with NAL continuing as a stand-alone entity in order to create value for the NAL Shareholders;

—	the opportunities and risks associated with the combined businesses of NAL and Pengrowth;

—	proposals previously received from, and prior discussions with, third parties with respect to various potential business transactions involving NAL;

—
that the Arrangement was the preferred strategic alternative available to NAL and the NAL Shareholders following a thorough review of alternative strategic courses of action conducted by NAL, which included advice from BMO Capital Markets;

—
that NAL Shareholders will continue to participate in the growth opportunities associated with NAL's historic business and Pengrowth's business, as the combined entity is anticipated to be a stronger, more diversified and more efficient company;

—	that Pengrowth's financial, technical and operational resources are anticipated to result in NAL's properties being developed in a timely and efficient manner;

—
that the completion of the Arrangement and the subsequent termination of the Administrative Services Agreement will allow NAL Shareholders to benefit from Pengrowth's simpler and more efficient management structure and the resulting efficiencies in the development of the assets of NAL and Pengrowth;

—
that the Exchange Ratio represents an approximate 11.0% premium for the NAL Shares based on the 20-day volume-weighted average trading price of such shares immediately prior to the announcement of the Arrangement;

—	that NAL Shareholders would benefit from a 20.4% increase in dividends on a per share basis under the terms of the Arrangement;

—
the opinion of BMO Capital Markets, the full text of which can be found at Appendix "E" to this Circular, that, as of March 22, 2012, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be received by the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the NAL Shareholders (other than Pengrowth and its affiliates).  See "The Arrangement — NAL Fairness Opinion";

—	that the exchange of NAL Shares for Pengrowth Shares will generally be tax-deferred for NAL Shareholders;

—	that the covenants and obligations for the NAL Debentures will be assumed by Pengrowth in connection with the Arrangement;

—
that following the Effective Time, in the event that the NAL Debentures remain outstanding, Pengrowth will be required to, under the terms of the NAL Debenture Indenture, and pursuant to the Arrangement Agreement, make offers to purchase all of the outstanding NAL 6.75% Debentures and NAL 6.25% Series A Debentures, at a price equal to 101% of the respective principal amounts thereof plus accrued and unpaid interest thereon and all of the outstanding NAL 6.25% Series B Debentures at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, in each case in accordance with the terms of the NAL Debenture Indenture;

—	the likelihood that the Arrangement would receive all required approvals under Applicable Laws on terms and conditions satisfactory to NAL and Pengrowth;

—	the NAL Board's belief that the Arrangement is likely to be completed in accordance with its terms and within a reasonable time, with the Effective Date currently expected to be May 31, 2012;

—
that under the Arrangement Agreement, until the time that the Arrangement Resolution is approved, the NAL Board retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement;

—
the appropriateness of the non-completion fee and right to match as an inducement to Pengrowth to enter into the Arrangement Agreement and the likely impact of such fee and terms upon any potential subsequent Superior Proposal in respect of NAL;

—
the ability of NAL to terminate the Arrangement Agreement and receive the non-completion fee payable to NAL from Pengrowth in certain circumstances, including in the event that the Pengrowth Board fails to recommend that Pengrowth Shareholders vote in favour of the Issuance Resolution and the Board Nominee Resolutions;

—	that at least 66⅔% of the votes cast by NAL Shareholders at the NAL Meeting are required to approve the Arrangement Resolution;

—	that the NAL Shareholders have the ability to exercise Dissent Rights; and

—	that the Arrangement requires approval by the Court.

The information and factors described above and considered by the NAL Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the NAL Board.  In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the NAL Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors.  In addition, individual members of the NAL Board may have given different weight to different factors.

Pengrowth

Following receipt of the advice and assistance of its financial advisors and legal counsel, the Pengrowth Board carefully evaluated the terms of the proposed Arrangement and, at a meeting of the Pengrowth Board held on March 22, 2012, the Pengrowth Board unanimously determined that the Arrangement is in the best interests of Pengrowth and is fair to the Pengrowth Shareholders, unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that Pengrowth Shareholders vote in favour of the Issuance Resolution and the Board Nominee Resolutions.  In reaching these determinations and making such approvals the Pengrowth Board considered a number of strategic, financial, operational and other factors, including the financial metrics of the Arrangement and the long-term prospects for growth of Pengrowth both on a stand-alone basis and in conjunction with NAL, as well as the following:

—
Pengrowth Shareholders will benefit from the growth opportunities associated with the combined entity, which is anticipated to be a larger, stronger and more diverse company than Pengrowth as it currently exists;

—
the opinion of Scotia Waterous, the full text of which can be found at Appendix "F" to this Circular, that, as of March 22, 2012, subject to the scope of review, assumptions, and limitations set forth therein, the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders.  See "— Pengrowth Fairness Opinion"; and

—
a simple majority of the votes cast by Pengrowth Shareholders at the Pengrowth Meeting are required to approve each of the Issuance Resolution and the Board Nominee Resolutions.  It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Pengrowth Meeting and that two NAL nominees are appointed to the Pengrowth Board as of the Effective Time.

The information and factors described above and considered by the Pengrowth Board in reaching its determinations and making its approvals are not intended to be exhaustive but include material factors considered by the Pengrowth Board.  In view of the wide variety of factors considered in connection with its evaluation of the Arrangement and the complexity of these matters, the Pengrowth Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors.  In addition, individual members of the Pengrowth Board may have given different weight to different factors.

Benefits of the Arrangement

Both NAL and Pengrowth expect the combined entity, after completion of the Arrangement, to offer the following benefits for Shareholders:

—
Scale and Scope.  A substantially larger and more diversified portfolio of oil and natural gas assets at various stages of development is expected to drive improved capital and operating efficiencies through reallocation of capital to the highest return opportunities of the combined asset base;

—
Expanded Asset Base.  An expanded asset base of high quality conventional and unconventional opportunities with over 100,000 boe/d of current production and 434 million boe of proved plus probable reserves using NAL and Pengrowth year-end 2011 reserves, representing a reserve life index of approximately 12 years;

—
Enhanced Exposure to Light Oil Plays.  Exposure to leading western Canadian light oil plays with an inventory of over 730 locations across the Swan Hills Trend, the central Alberta Cardium and southeast Saskatchewan.  The operating scale in each of these areas will allow greater flexibility to further consolidate these areas as opportunities present themselves;

—
Increased Access to Capital.  A strong liquidity position and access to capital, including approximately $1.0 billion of committed covenant-based credit facilities, of which less than $200 million is estimated to be drawn at the closing of the Arrangement.  Pengrowth will have a weighted average term to maturity of approximately 4.5 years on its outstanding debt at closing of the Arrangement;

—	Strong Leadership Team. An experienced management team with a strong focus on creating Shareholder value and on being a responsible, reliable operator and a trusted member of the community;

—
Strong Synergies.  The combined entity is anticipated to generate substantial synergies, including a reduction in general and administrative costs following the termination of the Administrative Services Agreement; and

—	Superior Financial Platform. The combined entity is expected to generate a diversified and stable cash flow stream with a strong balance sheet.

NAL Fairness Opinion

NAL and the Independent Committee of the NAL Board retained BMO Capital Markets on February 1, 2012, to provide financial advisory services in connection with a review of various strategic alternatives, including the Arrangement.  In connection with this mandate, the Independent Committee of the NAL Board and the NAL Board asked BMO Capital Markets to provide its opinion as to whether the consideration to be received by the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the NAL Shareholders (other than Pengrowth and its affiliates).  BMO Capital Markets has delivered its opinion that, as of March 22, 2012, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be received by the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the NAL Shareholders (other than Pengrowth and its affiliates).

The full text of the written NAL Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by BMO Capital Markets in rendering its opinion, is attached as Appendix "E" to this Circular. NAL Shareholders are urged to read the NAL Fairness Opinion in its entirety. The summary of the NAL Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the NAL Fairness Opinion as set out in Appendix "E".

The NAL Fairness Opinion is not a recommendation to any NAL Shareholder as to how to vote or act on any matter relating to the Arrangement. The NAL Board urges the NAL Shareholders to read the NAL Fairness Opinion carefully and in its entirety.  See "Appendix "E" – NAL Fairness Opinion".

Neither BMO Capital Markets nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act) of NAL or Pengrowth or any of their respective associates or affiliates.

In consideration for its services, NAL agreed to pay fees to BMO Capital Markets (including a fee for the delivery of the NAL Fairness Opinion and fees that are contingent on the completion of the Arrangement), to reimburse BMO Capital Markets for reasonable out-of-pocket expenses and to indemnify BMO Capital Markets in respect of certain liabilities as may be incurred by it in connection with its engagement.

Recommendation of the NAL Board

At a meeting of the NAL Board held on March 22, 2012, prior to entering into the Arrangement Agreement, the NAL Board considered the business combination with Pengrowth on the terms and conditions provided in the Arrangement Agreement as well as the NAL Fairness Opinion.  The NAL Board has unanimously determined that the Arrangement is in the best interests of NAL, is fair to the NAL Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that NAL Shareholders vote in favour of the Arrangement.

Pengrowth Fairness Opinion

The Pengrowth Board formally retained Scotia Waterous on February 28, 2012, to provide, among other things, financial advisory services in connection with a potential transaction involving NAL and asked Scotia Waterous to prepare and deliver an opinion as to whether the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders.  Scotia Waterous has delivered its opinion that, as of March 22, 2012, subject to the scope of review, assumptions and limitations set forth therein, the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders.

The full text of the written Pengrowth Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of review undertaken by Scotia Waterous in rendering its opinion, is attached as Appendix "F" to this Circular. Pengrowth Shareholders are urged to read the Pengrowth Fairness Opinion in its entirety. The summary of the Pengrowth Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Pengrowth Fairness Opinion as set out in Appendix "F".

The Pengrowth Fairness Opinion is not a recommendation to any Pengrowth Shareholder as to how to vote or act on any matter relating to the Arrangement. The Pengrowth Board urges the Pengrowth Shareholders to read the Pengrowth Fairness Opinion carefully and in its entirety.

Neither Scotia Waterous nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act) of Pengrowth or NAL or any of their respective associates or affiliates.  Scotia Waterous is not acting as an advisor to NAL or Pengrowth or any of their respective associates or affiliates in connection with any other matter, other than acting as financial advisor to Pengrowth in connection with the Arrangement.

In consideration for its services, Pengrowth agreed to pay fees to Scotia Waterous (including fees that are contingent on the completion of the Arrangement), to reimburse Scotia Waterous for reasonable out-of-pocket expenses and to indemnify Scotia Waterous in respect of certain liabilities as may be incurred by it in connection with its engagement.  See "Appendix "F" – Pengrowth Fairness Opinion".

The Pengrowth Fairness Opinion was an important consideration in the Pengrowth Board's decision to proceed with the Arrangement.

Recommendation of the Pengrowth Board

At a meeting of the Pengrowth Board held on March 22, 2012 prior to entering into the Arrangement Agreement, the Pengrowth Board considered the business combination with NAL on the terms and conditions as provided in the Arrangement Agreement as well as the verbal opinion from Scotia Waterous stating that the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders.  The Pengrowth Board has unanimously determined that the Arrangement is in the best interests of Pengrowth, is fair to the Pengrowth Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and unanimously recommends that Pengrowth Shareholders vote in favour of the Issuance Resolution and the Board Nominee Resolutions.

EFFECT OF THE ARRANGEMENT

NAL Shares

The Arrangement will result in the issuance of 0.86 of a Pengrowth Share in exchange for each NAL Share to the Former NAL Shareholders (excluding NAL Dissenting Shareholders).  No fractional Pengrowth Shares will be issued pursuant to the Arrangement and, in lieu thereof, each Former NAL Shareholder otherwise entitled to a fractional interest in a Pengrowth Share will receive the nearest whole number of Pengrowth Shares (with fractions equal to exactly 0.5 being rounded up).  In calculating such fractional interests, all NAL Shares registered in the name of, or beneficially held by, an NAL Shareholder or his/her/its nominee will be aggregated.

As at April 20, 2012, there are 365,925,493 Pengrowth Shares and 152,446,262 NAL Shares outstanding (in each case, on a non-diluted basis).  Assuming that there are no NAL Dissenting Shareholders and assuming no conversions of outstanding NAL Debentures and, no further NAL Shares issuable pursuant to the NAL DRIP prior to the Effective Time, there will be, immediately following the completion of the Arrangement, approximately 497,029,279 Pengrowth Shares (assuming no Pengrowth Shares are issued pursuant to any outstanding entitlements or rights to acquire Pengrowth Shares prior to the Effective Time) issued and outstanding.  In such circumstances: (i) former NAL Shareholders will hold approximately 131,103,786 Pengrowth Shares, representing approximately 26% of the then issued and outstanding Pengrowth Shares; and (ii) holders of Pengrowth Shares immediately prior to the completion of the Arrangement will hold approximately 365,925,493 Pengrowth Shares, representing approximately 74% of the then issued and outstanding Pengrowth Shares.

NAL Debentures

As of April 20, 2012, NAL had outstanding approximately $79.7 million aggregate principal amount of NAL 6.75% Debentures.  The NAL 6.75% Debentures mature on August 31, 2012 and bear interest at a rate of 6.75% per annum, payable semi-annually in arrears on February 28 and August 31 in each year.  The NAL 6.75% Debentures are convertible at the option of the holder into NAL Shares at any time prior to the close of business on the earlier of August 31, 2012 and the Business Day immediately preceding any date specified by NAL for redemption at a conversion price of $14.00 per NAL Share, subject to adjustment in certain circumstances.

As of April 20, 2012, NAL had outstanding approximately $115 million aggregate principal amount of NAL 6.25% Series A Debentures.  The NAL 6.25% Series A Debentures mature on December 31, 2014 and bear interest at a rate of 6.25% per annum, payable semi-annually in arrears on June 30 and December 31 in each year.  The NAL 6.25% Series A Debentures are convertible at the option of the holder into NAL Shares at any time prior to the close of business on the earlier of December 31, 2014 and the Business Day immediately preceding any date specified by NAL for redemption at a conversion price of $16.50 per NAL Share, subject to adjustment in certain circumstances.

As of April 20, 2012, NAL also had outstanding approximately $150 million aggregate principal amount of NAL 6.25% Series B Debentures.  The NAL 6.25% Series B Debentures mature on March 31, 2017 and bear interest at a rate of 6.25% per annum, payable semi-annually in arrears on March 31 and September 30 in each year.  The NAL 6.25% Series B Debentures are convertible at the option of the holder into NAL Shares at any time prior to the close of business on the earlier of March 31, 2017 and the Business Day immediately preceding any date specified by NAL for redemption or repurchase at a conversion price of $9.90 per NAL Share, subject to adjustment in certain circumstances.

Pursuant to the Arrangement, Pengrowth will assume all of the covenants and obligations of NAL in respect of the NAL Debentures such that the NAL Debentures shall become valid and binding obligations of Pengrowth and will enter into the Supplemental Debenture Indenture.  The approval of the NAL Debentureholders is not required for the Arrangement to proceed and NAL Debentureholders are not entitled to vote in respect of the Arrangement Resolution.

Provided the Arrangement is completed, in accordance with the Plan of Arrangement and the NAL Debenture Indenture, NAL Debentureholders will thereafter be entitled to receive Pengrowth Shares, rather than NAL Shares, on the basis of 0.86 of a Pengrowth Share in lieu of each NAL Share which they were previously entitled to receive, on conversion, redemption or maturity of the NAL Debentures.  Subject to the amendments contained in the Supplemental Debenture Indenture, all other terms and conditions of the NAL Debenture Indenture will continue to apply.  As a result, following completion of the Arrangement, NAL Debentureholders who subsequently wish to convert their NAL 6.25% Series A Debentures, NAL 6.25% Series B Debentures or NAL 6.75% Debentures will be entitled to receive, respectively, approximately 52.1213 Pengrowth Shares (being a conversion price of approximately $19.1860 per Pengrowth Share), 86.8689 Pengrowth Shares (being a conversion price of approximately $11.5116 per Pengrowth Share) and 61.4285 Pengrowth Shares (being a conversion price of approximately $16.2791 per Pengrowth Share), respectively, for each $1,000 principal amount converted, subject to adjustment in certain events as provided in the NAL Debenture Indenture.

Completion of the Arrangement will constitute a "change of control" under the terms of the NAL Debenture Indenture.  As a result, within 30 days following the completion of the Arrangement,

Pengrowth will be required to make offers to purchase all of the outstanding NAL 6.75% Debentures and NAL 6.25% Series A Debentures, at a price equal to 101% of the respective principal amounts thereof plus accrued and unpaid interest thereon and all of the outstanding NAL 6.25% Series B Debentures at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, in each case in accordance with the terms of the NAL Debenture Indenture.

NAL DRIP

NAL intends to continue to make monthly dividend payments in the amount of $0.05 per NAL Share until the closing of the Arrangement.  Upon completion of the Arrangement the NAL DRIP will be amended such that all existing participants in the NAL DRIP will be deemed to be participants in the Amended NAL DRIP and the dividends declared but not paid prior to the Effective Date to a person deemed to be a participant in the Amended NAL DRIP will be automatically applied to the purchase of Pengrowth Shares in accordance with the terms and conditions of the Amended NAL DRIP.

The Amended NAL DRIP will be terminated following the Effective Date.  In order to participate in the Pengrowth DRIP following the Effective Date NAL Shareholders will be required to enroll in the Pengrowth DRIP.  An NAL Shareholder who: (i) is a DRIP Eligible Shareholder; (ii) has elected to be enrolled in the Pengrowth DRIP, by checking the applicable box and providing the requested information contained in the Letter of Transmittal; and (iii) has provided the Depositary with a duly completed and executed Letter of Transmittal together with the certificate or other document evidencing their NAL Shares, will be enrolled in the Pengrowth DRIP for the first dividend record date of Pengrowth occurring after the Effective Date, which is currently anticipated to be the June 22, 2012 record date for the payment of dividends by Pengrowth on or about July 16, 2012.

For additional information on the Pengrowth DRIP, see the Pengrowth website at www.pengrowth.com or contact Olympia Trust Company at (403) 668-8887 or 1-888-353-3138.

Details of the Arrangement

The following is a summary only of the Plan of Arrangement and reference should be made to the full text of the Arrangement Agreement and the Plan of Arrangement set forth in Appendix "C" to this Circular.

Pursuant to the Arrangement, the following shall occur and shall be deemed to occur in the following order without any further act or formality, except as otherwise expressly provided in the Plan of Arrangement:

(a)	NAL GP shall be dissolved in accordance with the following:

(i)	the stated capital of the shares of NAL GP shall be reduced to $1.00 in aggregate;

(ii)	all of the property of NAL GP shall be distributed to NAL; and

(iii)	NAL shall assume all of the liabilities and obligations of NAL GP;

(b)	NAL Petroleum shall be dissolved in accordance with the following:

(i)	the stated capital of the shares of NAL Petroleum shall be reduced to $1.00 in aggregate;

(ii)	all of the property of NAL Petroleum shall be distributed to NAL; and

(iii)	NAL shall assume all of the liabilities and obligations of NAL Petroleum;

(c)	Addison LP shall be dissolved by virtue of the dissolution of NAL Petroleum pursuant to paragraph (b) above and:

(i)	all of the property of Addison LP shall be distributed to NAL; and

(ii)	NAL shall assume all of the liabilities and obligations of Addison LP;

(d)
the NAL Shares held by NAL Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to NAL (free and clear of any Liens) and, as of the Effective Time, such NAL Dissenting Shareholders shall cease to have any rights as NAL Shareholders other than the right to be paid the fair value of their NAL Shares in accordance with the Dissent Rights;

(e)
each issued and outstanding NAL Share (other than those held by NAL Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Pengrowth (free and clear of any Liens) and, subject to the Plan of Arrangement, each Former NAL Shareholder thereof shall be entitled to receive from Pengrowth in exchange for each such NAL Share, 0.86 of a Pengrowth Share;

(f)
Pengrowth shall: (i) assume all of NAL's covenants and obligations for the NAL Debentures under the NAL Debenture Indenture, such that the NAL Debentures shall become valid and binding obligations of Pengrowth; and (ii) provided that the other provisions of Article 11 of the NAL Debenture Indenture are complied with, the Supplemental Debenture Indenture shall become effective; and

(g)
the Amended NAL DRIP shall become effective, all existing participants in the NAL DRIP will be deemed to be participants in the Amended NAL DRIP and the dividends declared but not paid prior to the Effective Date to a person deemed to be a participant in the Amended NAL DRIP will be automatically applied to the purchase of Pengrowth Shares in accordance with the terms and conditions of the Amended NAL DRIP.

No certificates representing fractional Pengrowth Shares shall be issued under the Plan of Arrangement.  In lieu of any fractional Pengrowth Share, each Former NAL Shareholder otherwise entitled to a fractional interest in a Pengrowth Share will receive the nearest whole number of Pengrowth Shares (with fractions equal to exactly 0.5 being rounded up).  In calculating such fractional interests, all NAL Shares registered in the name of or beneficially held by an NAL Shareholder or his/her/its nominee will be aggregated.

The respective obligations of NAL and Pengrowth to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied in order for the Arrangement to become effective.  Upon all of the conditions being fulfilled or waived, NAL is required to file a copy of the Final Order and the Articles of Arrangement with the Registrar in order to give effect to the Arrangement.

The Arrangement Agreement

General

The Arrangement will be effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants, representations and warranties of and from each of NAL and Pengrowth and various conditions precedent, both mutual and with respect to the specific obligations of NAL and Pengrowth.

Unless all of such conditions are satisfied or waived by the Party for whose benefit such conditions exist, to the extent such conditions are capable of being waived, the Arrangement will not proceed.  There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.

The following is a summary of certain provisions of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, set forth in Appendix "C" to this Circular.  Shareholders are urged to read the Arrangement Agreement in its entirety.

Representations and Warranties and Covenants Relating to the Conduct of Business of the Parties

The Arrangement Agreement contains certain customary representations and warranties of each of NAL and Pengrowth relating to, among other things, their respective organization, capitalization, operations, compliance with laws and regulations and other matters, including their authority to enter into the Arrangement Agreement and to consummate the Arrangement.  For the complete text of the applicable provisions, see Sections 4.1 and 4.2 of the Arrangement Agreement.

In addition, pursuant to the Arrangement Agreement, each of the Parties has covenanted, among other things, until the earlier of the completion of the Arrangement or the termination of the Arrangement Agreement, to maintain their respective businesses and refrain from taking certain actions outside the ordinary course of business.  For the complete text of the applicable provisions, see Sections 3.1 and 3.2 of the Arrangement Agreement.

Mutual Conditions

The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual written consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the NAL Shareholders;

(c)	the Pengrowth Shareholders shall have passed the Issuance Resolution in the manner required by the TSX;

(d)	the NAL Nominees shall have been appointed to the Pengrowth Board as of the Effective Time;

(e)
the Final Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;

(f)	the Effective Date shall have occurred on or before June 15, 2012;

(g)
all required regulatory, governmental and third party approvals and consents necessary for the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to the Parties, each acting reasonably;

(h)	the Competition Act Approval shall have been obtained on terms and conditions satisfactory to the Parties, each acting reasonably;

(i)
the TSX and the NYSE shall have approved, subject only to customary conditions, the issuance of all of the Pengrowth Shares issuable pursuant to the Arrangement and upon conversion, redemption or maturity of the NAL Debentures following their assumption by Pengrowth and the listing of the NAL Debentures (as assumed by Pengrowth pursuant to the Arrangement) on the TSX on terms and conditions satisfactory to the Parties, each acting reasonably; and

(j)
no action shall have been taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by the Arrangement Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by the Arrangement Agreement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by either Party (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Party may have. If any of the said conditions shall not be satisfied or waived in writing by the Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of a Party, then such Party may terminate the Arrangement Agreement by written notice to the other Party in addition to the other rights and remedies it may have in law or in equity against such other Party.

Conditions to the Obligations of Pengrowth

The obligation of Pengrowth to consummate the transactions contemplated by the Arrangement Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
all covenants of NAL under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by NAL, except where the failure to perform such covenants, individually or in the aggregate, would not, or would not reasonably be expected to, materially impede or delay the completion of the Arrangement; and Pengrowth shall have received a certificate of NAL addressed to

Pengrowth dated the Effective Time, signed on behalf of NAL by two senior executive officers of NAL (on NAL's behalf and without personal liability), confirming the same as at the Effective Time;

(b)
the representations and warranties of NAL set forth in the Arrangement Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).  Pengrowth shall have received a certificate of NAL addressed to Pengrowth and dated the Effective Time, signed on behalf of NAL by two senior executive officers of NAL (on NAL 's behalf and without personal liability), confirming the above as at the Effective Time;

(c)	NAL shall have furnished Pengrowth with:

(i)	certified copies of the resolutions duly passed by the NAL Board approving the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement; and

(ii)	a certified copy of the Arrangement Resolution;

(d)	no Material Adverse Change respecting NAL shall have occurred;

(e)
there shall be no proceedings against or involving NAL or any of its subsidiaries, or in respect of the businesses, properties or assets of NAL or any of its subsidiaries, (whether in progress or, to the knowledge of NAL, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by the Arrangement Agreement and there shall be no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against NAL or any of its subsidiaries, in respect of their business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by the Arrangement Agreement; and

(f)	holders of not more than 5% of the issued and outstanding NAL Shares shall have exercised Dissent Rights in relation to the Arrangement.

The foregoing conditions are for the exclusive benefit of Pengrowth and may be asserted by Pengrowth regardless of the circumstances or may be waived by Pengrowth in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pengrowth may have. If any of the said conditions shall not be satisfied or waived in writing by Pengrowth on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of Pengrowth, then Pengrowth may terminate the Arrangement Agreement by written notice to the NAL in addition to the other rights and remedies it may have in law or in equity against NAL.

Conditions to the Obligations of NAL

The obligation of NAL to consummate the transactions contemplated by the Arrangement Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
all covenants of Pengrowth under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Pengrowth, except where the failure to perform such covenants, individually or in the aggregate, would not, or would not reasonably be expected to, materially impede or delay the completion of the Arrangement; and NAL shall have received a certificate of Pengrowth addressed to NAL dated the Effective Time, signed on behalf of Pengrowth by two senior executive officers of Pengrowth (on Pengrowth's behalf and without personal liability), confirming the same as at the Effective Time;

(b)
the representations and warranties of Pengrowth set forth in the Arrangement Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).  NAL shall have received a certificate of Pengrowth addressed to NAL and dated the Effective Time, signed on behalf of Pengrowth by two senior executive officers of Pengrowth (on Pengrowth's behalf and without personal liability), confirming the above as at the Effective Time;

(c)	Pengrowth shall have furnished NAL with:

(i)	certified copies of the resolutions duly passed by the Pengrowth Board approving the Arrangement Agreement and the consummation of the transactions contemplated by the Arrangement Agreement; and

(ii)	certified copies of the Issuance Resolution and the Board Nominee Resolutions;

(d)	no Material Adverse Change respecting Pengrowth shall have occurred;

(e)
there shall be no proceedings against or involving Pengrowth or any of its subsidiaries, or in respect of the business, properties or assets of Pengrowth or any of its subsidiaries (whether in progress or, to the knowledge of Pengrowth, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on Pengrowth and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by the Arrangement Agreement and there shall be no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Pengrowth or any of its subsidiaries in respect of their business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Pengrowth and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by the Arrangement Agreement;

(f)	Pengrowth shall have entered into the Supplemental Debenture Indenture on or prior to the Effective Time; and

(g)	NAL shall be reasonably satisfied that the NAL Nominees shall be appointed to the Pengrowth Board with effect as and from the Effective Time.

The foregoing conditions are for the exclusive benefit of NAL and may be asserted by NAL regardless of the circumstances or may be waived by NAL in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which NAL may have. If any of the said conditions shall not be satisfied or waived in writing by NAL on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of NAL, then NAL may terminate the Arrangement Agreement by written notice to Pengrowth in addition to the other rights and remedies it may have in law or in equity against Pengrowth.

Covenants of NAL Regarding Non-Solicitation; Right to Accept a Superior Proposal

Under the Arrangement Agreement, NAL has agreed to certain non-solicitation covenants as follows:

(a)
NAL shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of its officers, directors, advisors, representatives and agents (collectively, the "Representatives")), if any, with any third parties other than Pengrowth, initiated before the date of the Arrangement Agreement with respect to any Acquisition Proposal. Except as provided by the Arrangement Agreement, NAL shall discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise and shall (pursuant to and in accordance with each applicable confidentiality agreement) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with NAL relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that requests are honoured.

(b)	NAL shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)
solicit, assist, facilitate, initiate, entertain or encourage, or take any action to solicit, assist, facilitate, initiate, entertain or encourage, any inquiries or communication regarding or the making of any proposal or offer that constitutes, may constitute, or may reasonably be expected to lead to, an Acquisition Proposal, including, without limitation, by way of furnishing information;

(ii)
withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to Pengrowth, the approval of the Arrangement by the NAL Board or the recommendation of the NAL Board that the NAL Shareholders vote in favour of the Arrangement at the NAL Meeting;

(iii)
enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish or provide access to any other person any information with respect to its or its subsidiaries' securities, business, properties, operations or condition (financial or otherwise) in connection with, or in furtherance of, an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iv)
release, waive or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear in respect of any rights or other benefits under any confidentiality agreements, including, without limitation, any "standstill provisions" thereunder; or

(v)	accept, recommend, approve, agree to endorse or propose to accept, recommend, approve, agree to endorse or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, NAL and its Representatives may:

(vi)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by NAL or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to the execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Pengrowth as set out below), may furnish to such third party information concerning NAL and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made an unsolicited written bona fide Acquisition Proposal and the NAL Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) after consultation with its financial advisor, the Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to NAL Shareholders than the transaction contemplated by the Arrangement Agreement in its current form; and (3) after receiving the advice of outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws  (a "Superior Proposal"); and

(B)
prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, NAL provides prompt notice to Pengrowth to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality and standstill agreement referenced above and if not previously provided to Pengrowth, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that NAL shall notify Pengrowth orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Pengrowth, copies of all information provided to such party and all other information reasonably requested by

Pengrowth), immediately and in no event later than 24 hours of the receipt thereof, shall keep Pengrowth informed of the status and details of any such inquiry, offer or proposal and answer Pengrowth's questions with respect thereto;

(vii)
comply with Division 3 of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(viii)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the NAL Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement and after receiving the advice of outside counsel, that the failure to take such action is inconsistent with its fiduciary duties under Applicable Laws and NAL complies with its obligations set forth in subparagraph (c) below and terminates the Arrangement Agreement in accordance with its terms and concurrently therewith pays the $45,000,000 non-completion fee described below to Pengrowth.

(c)
In the event that NAL is in receipt of a Superior Proposal, it shall give Pengrowth, orally and in writing, at least three Business Days advance notice of any decision by the NAL Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the NAL Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such three Business Day period, NAL agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions  (which, for greater certainty, shall prevent the party making the Superior Proposal from making any Acquisition Proposal to the NAL Board that is not solicited, initiated, encouraged or knowingly facilitated by NAL) and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three Business Day period, NAL shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pengrowth and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement as would enable NAL to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Pengrowth proposes to amend the Arrangement Agreement to provide that the NAL Shareholders shall receive a value per NAL Share equal to or having a value greater than the value per NAL Share provided in the Superior Proposal and so advises the NAL Board prior to the expiry of such three Business Day period, the NAL Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  Notwithstanding the foregoing, and for greater certainty, Pengrowth shall have no obligation to make or negotiate any changes to the Arrangement Agreement in the event that NAL is in receipt of a Superior Proposal.

(d)
Pengrowth agrees that all information that may be provided to it by NAL with respect to any Superior Proposal pursuant to the Arrangement Agreement shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under the Arrangement Agreement in legal proceedings.

(e)
If required by Pengrowth, NAL shall, subsequent to three Business Day notice period contemplated by subparagraph (c) above, reaffirm its recommendation of the Arrangement by press release promptly in the event that: (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or (ii) the Parties have entered into an amended agreement pursuant to subparagraph (c) above which results in any Acquisition Proposal not being a Superior Proposal.

(f)
NAL shall ensure that its officers and directors and any investment bankers, advisors or representatives retained by it are aware of the non-solicitation provisions of the Arrangement Agreement.  NAL shall be responsible for any breach of the non-solicitation provisions of the Arrangement Agreement by its officers, directors, investment bankers, advisors or representatives.

Non-Completion Fees Payable by NAL

Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement but prior to the termination of the Arrangement Agreement:

(a)
the NAL Board: (A) fails to make any of the recommendations or determinations in support of the Arrangement including the recommendation to holders of NAL Shares to vote in favour of the Arrangement Resolution set forth in the Arrangement Agreement; (B) withdraws, modifies or changes any of such recommendations or determinations in a manner adverse to Pengrowth; (C) fails to publicly reaffirm any of such recommendations or determinations as required by the Arrangement Agreement or within three Business Days of any written request to do so by Pengrowth (or, in the event that the NAL Meeting to approve the Arrangement is scheduled to occur within such three Business Day period, prior to the scheduled date of such meeting); (D) recommends that the NAL Shareholders deposit their shares under, vote in favour of, or otherwise accept an Acquisition Proposal; or (E) resolves to do any of the foregoing;

(b)
a bona fide Acquisition Proposal is announced, proposed, offered or made to NAL or the NAL Shareholders prior to the date of the NAL Meeting and remains outstanding at the time of the NAL Meeting and the NAL Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal, as originally proposed or amended (or any other Acquisition Proposal that is announced, proposed, offered or made to NAL or the NAL Shareholders prior to the expiry of the first Acquisition Proposal) is completed within 12 months of the date such Acquisition Proposal is announced, proposed, offered or made;

(c)
a bona fide Acquisition is announced, proposed, offered or made to NAL or the NAL Shareholders and the NAL Board fails to reaffirm and maintain its recommendation of the Arrangement within 10 days of such announcement, proposal or offer;

(d)
NAL accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal;

(e)	NAL is in material non-compliance with any of its non-solicitation covenants or agreements in the Arrangement Agreement; or

(f)
NAL breaches any of its representations, warranties or covenants (without regard to any qualifiers as to materiality contained in them) (other than a non-solicitation covenant) made in the Arrangement Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Change respecting NAL or materially impedes the completion of the Arrangement, provided that NAL shall have been given written notice of and five Business Days to cure any such breach by Pengrowth and such breach shall not have been cured (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond June 15, 2012,

(each of the above being a "Pengrowth Damages Event"), then in the event of the termination of the Arrangement Agreement in accordance with its terms and provided that no NAL Damages Event has occurred, NAL shall pay to Pengrowth: (i) $45,000,000 in the case of the events in subparagraphs (a) to (e) above; and (ii) $20,000,000 in the case of the events in subparagraph (f) above, as liquidated damages in immediately available funds to an account designated by Pengrowth. Such payment shall be made within one Business Day after the first to occur of the events described above, and after such event, but prior to payment of such amount, NAL shall be deemed to hold such funds in trust for Pengrowth. NAL shall only be obligated to pay either the $45,000,000 or the $20,000,000 fee once pursuant to the Arrangement Agreement.

Non-Completion Fees Payable by Pengrowth

Pursuant to the Arrangement Agreement, if at any time after the execution of the Arrangement Agreement but prior to the termination of the Arrangement Agreement:

(a)
the Pengrowth Board: (A) fails to recommend that holders of Pengrowth Shares vote in favour of the Issuance Resolution and the Board Nominee Resolutions; (B) withdraws, modifies or changes any of its recommendations or determinations in the Arrangement Agreement in support of the Arrangement in a manner adverse to NAL; (C) fails to publicly reaffirm any of such recommendations or determinations within three Business Days of any written request to do so by NAL; or (D) resolves to do any of the foregoing; or

(b)
Pengrowth breaches any of its representations, warranties or covenants (without regard to any qualifiers as to materiality contained in them) made in the Arrangement Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Change respecting Pengrowth or materially impedes the completion of the Arrangement, provided that Pengrowth shall have been given written notice of and five Business Days to cure any such breach by NAL and such breach shall not have been cured (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond June 15, 2012,

(each of the above being an "NAL Damages Event"), then in the event of the termination of the Arrangement Agreement in accordance with its terms and provided that no Pengrowth Damages Event has occurred, Pengrowth shall pay to NAL (i) $45,000,000 in the case of the events in subparagraph (a) above and (ii) $20,000,000 in the case of the events in subparagraph (b) above, as liquidated damages in immediately available funds to an account designated by NAL. Such payment shall be made within one Business Day of the occurrence of the NAL Damages Event and after such event, but prior to payment of such amount, Pengrowth shall be deemed to hold such funds in trust for NAL.  Pengrowth shall only be obligated to pay either the $45,000,000 or the $20,000,000 fee once pursuant to the Arrangement Agreement.

Termination

NAL and Pengrowth have agreed that the Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of NAL and Pengrowth;

(b)
by either Party if any of the conditions precedent in the Arrangement Agreement for the benefit of such Party are not satisfied or waived or if any of the conditions precedent are for the mutual benefit of the Parties and such conditions are not satisfied or waived by both Parties, provided that the failure to satisfy the particular condition precedent being relied upon did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(c)	by Pengrowth, upon the occurrence of a Pengrowth Damages Event;

(d)	by NAL, upon the occurrence of an NAL Damages Event;

(e)
by NAL, upon the actual acceptance, recommendation, approval or endorsement of a Superior Proposal by NAL or public proposal to do the same, and the payment by NAL to Pengrowth of the $45,000,000 non-completion fee described above, provided that NAL has complied with its non-solicitation obligations under the Arrangement Agreement; or

(f)
by Pengrowth, upon any failure by the Pengrowth Board to recommend that holders of Pengrowth Shares vote in favour of the Issuance Resolution and the Board Nominee Resolutions, or any withdrawal, modification or change of any of the recommendations or determinations in support of the Arrangement by Pengrowth under the Arrangement Agreement and the payment by Pengrowth to NAL of the $45,000,000 non-completion fee described above.

Under the provisions of the Arrangement Agreement, in the event of the termination of the Arrangement Agreement in the circumstances set out in paragraphs (a) through (f) above, the Arrangement Agreement shall forthwith become void and of no further force and effect and no Party shall have any liability or further obligation to the other thereunder except with respect to certain specified obligations under the Arrangement Agreement and each Party's obligations under the Confidentiality Agreement, which shall survive such termination.

Unless otherwise provided in the Arrangement Agreement, the exercise by either Party of any right of termination thereunder shall be without prejudice to any other remedy available to such Party.

Liquidated Damages

NAL and Pengrowth have each acknowledged and agreed that payment of the respective non-completion fee to the other, as applicable, are payments of liquidated damages which are a genuine pre-estimate of the damages the party entitled to such damages will suffer or incur as a result of the event(s) giving rise to such damages and resultant termination of the Arrangement Agreement are not penalties and are the sole monetary remedy of the Party receiving such payment; provided, however that such limitation shall not apply in the event of fraud or wilful breach of the Arrangement Agreement by a Party.

NAL Support Agreements

On March 22, 2012, the NAL Supporting Shareholders, which includes all of the directors and senior officers of NAL, holding an aggregate of 273,799 NAL Shares, entered into the NAL Support Agreements with Pengrowth pursuant to which they agreed, among other things, to vote the NAL Shares beneficially owned or controlled or directed by them, directly or indirectly, in favour of the Arrangement Resolution and all matters related thereto at a meeting of NAL Shareholders.

Pursuant to the NAL Support Agreements, each NAL Supporting Shareholder agrees, among other things, to vote (or cause to be voted) all of the NAL Supporting Shareholder's NAL Shares in favour of the Arrangement Resolution.  In addition, each NAL Supporting Shareholder has agreed not to directly or indirectly: (i) solicit, assist, facilitate, initiate, entertain or encourage, or take any action to solicit, assist, facilitate, initiate entertain or encourage, any inquiries or communication regarding or the making of any proposal or offer that constitutes, may constitute, or may reasonably be expected to lead to, an Acquisition Proposal, including, without limitation, by way of furnishing information; or (ii) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish or provide access to any other person any information with respect to the securities, business, properties, operations or conditions (financial or otherwise) of NAL or its subsidiaries in connection with, or in furtherance of, an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing.  The NAL Support Agreements may be terminated on the earlier of: (i) the Effective Time; (ii) the date on which the NAL Support Agreement is terminated by the mutual written agreement of the parties thereto; (iii) the date on which the Arrangement Agreement is terminated in accordance with its terms; (iv) the date on which the Exchange Ratio is reduced; or (v) the date that the Arrangement Resolution is not approved by the NAL Shareholders at the NAL Meeting.

Pengrowth Support Agreements

On March 22, 2012, the Pengrowth Supporting Shareholders, which includes all of the directors and senior officers of Pengrowth, holding an aggregate of 899,162 Pengrowth Shares, entered into the Pengrowth Support Agreements with NAL pursuant to which they agreed, among other things, to vote the Pengrowth Shares beneficially owned or controlled or directed by them, directly or indirectly, in favour of the Issuance Resolution and the Board Nominee Resolutions at the Pengrowth Meeting.

Pursuant to the Pengrowth Support Agreements, each Pengrowth Supporting Shareholder agrees, among other things, to vote (or cause to be voted) all of the Pengrowth Supporting Shareholder's Pengrowth Shares in favour of the Issuance Resolution and the Board Nominee Resolutions.  The Pengrowth Support Agreements may be terminated on the earlier of: (i) the Effective Time; (ii) the date on which the Pengrowth Support Agreement is terminated by the mutual written agreement of the parties thereto; (iii) the date on which the Arrangement Agreement is terminated in accordance with its terms; (iv) the date on which the Exchange Ratio is increased; or (v) the date that the Issuance Resolution and the Board Nominee Resolutions are not approved by the Pengrowth Shareholders at the Pengrowth Meeting.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA.  The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the NAL Shareholders at the NAL Meeting in the manner set forth in the Interim Order;

(b)	the Issuance Resolution must be approved by the Pengrowth Shareholders at the Pengrowth Meeting;

(c)	the NAL Nominees must be appointed to the Pengrowth Board as of the Effective Time;

(d)	the Court must grant the Final Order approving the Arrangement;

(e)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(f)	the Final Order and the Articles of Arrangement in the form prescribed by the ABCA, must be filed with the Registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.

Upon the conditions precedent set forth in the Arrangement Agreement being satisfied or waived, NAL intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Shareholder Approvals

NAL Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must be approved by at least 66⅔% of the votes cast by the NAL Shareholders present in person or represented by proxy at the NAL Meeting.  If the Arrangement Resolution is not approved by NAL Shareholders, the Arrangement cannot be completed.

It is the intention of the persons named in the enclosed form of proxy for the NAL Meeting, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Arrangement Resolution set forth in Appendix "A" to this Circular.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the NAL Shareholders authorizes the NAL Board, without further notice to or approval of such NAL Shareholders, subject to the terms of the Arrangement Agreement and the Interim Order, to amend the Arrangement Agreement or the Plan of Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Effective Time.  See Appendix "A" to this Circular for the full text of the Arrangement Resolution and "The NAL Meeting – Matters to be Considered at the NAL Meeting".

Pengrowth Shareholder Approval

The Issuance Resolution and the Board Nominee Resolutions must be approved by a simple majority of the votes cast by the Pengrowth Shareholders present in person or represented by proxy at the Pengrowth Meeting.  It is a condition to the completion of the Arrangement that the Issuance Resolution be approved at the Pengrowth Meeting and that two NAL nominees are appointed to the Pengrowth Board as of the Effective Time.  See "The Pengrowth Meeting – Matters to be Considered at the Pengrowth Meeting".

It is the intention of the persons named in the enclosed form of proxy for the Pengrowth Meeting, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Issuance Resolution and the Board Nominee Resolutions.  See "The Pengrowth Meeting – Matters to be Considered at the Pengrowth Meeting".

Court Approval

Interim Order

On April 20, 2012, NAL obtained the Interim Order providing for the calling and holding of the NAL Meeting and other procedural matters.  The Interim Order is attached as Appendix "D" to this Circular.

Final Order

The Arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution and the Issuance Resolution are approved at the applicable meeting and two NAL nominees are appointed to the Pengrowth Board, NAL will make an application to the Court for the Final Order at the Court House, 601 - 5th Street, S.W., Calgary, Alberta, Canada, on Thursday, May 24, 2012 at 9:00 a.m. (Calgary time) or as soon thereafter as counsel may be heard.  The Notice of Originating Application for the Final Order accompanies this Circular.  At the application, the Court will be requested to consider the fairness of the Arrangement.

Any NAL Shareholder, or other interested party desiring to support or oppose the application with respect to the Arrangement, may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on NAL on or before 12:00 p.m. (Calgary time) on May 18, 2012, a notice of intention to appear setting out their address for service and indicating whether they intend to support or oppose the Application or make submissions, together with any evidence or materials which are to be presented to the Court.  Service of such notice on NAL is required to be effected by service upon the solicitors for NAL: Bennett Jones LLP, Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Laurie A. Goldbach.  NAL Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

The Pengrowth Shares issuable to NAL Shareholders in exchange for their NAL Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act.  The Court has been advised that the Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the issuance of the Pengrowth Shares issuable to NAL Shareholders pursuant to the Arrangement.

NAL has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the NAL Shareholders and any other interested party as the Court determines appropriate.  The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate.  Either Pengrowth or NAL may, subject to the terms of the Arrangement Agreement, determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to such Party.

Regulatory Approvals

The Arrangement Agreement provides that receipt of all required regulatory approvals including, without limitation, the Competition Act Approval, conditional approval of the TSX and NYSE for listing of the Pengrowth Shares issuable pursuant to the Arrangement and upon conversion, redemption or maturity of the NAL Debentures following their assumption by Pengrowth and conditional approval of the listing of the NAL Debentures (as assumed by Pengrowth) on the TSX, is a condition precedent to the Arrangement becoming effective.  See "Effect of the Arrangement".

Competition Act Approval

The Arrangement is a "notifiable transaction" for the purposes of Part IX of the Competition Act.  When a transaction is a notifiable transaction under the Competition Act, certain prescribed information must be provided to the Commissioner under Part IX of the Competition Act and the transaction may not be completed until the expiry, waiver or termination of the applicable statutory waiting period.  The applicable statutory waiting period expires: (i) 30 days following the day of the filing of a pre-merger notification as prescribed under the Competition Act; or (ii) if during that 30-day period the Commissioner issues a request for additional information (a "Supplementary Information Request"), 30 days following the day on which the information requested under a Supplementary Information Request has been received by the Commissioner.

If the Commissioner is of the view that a transaction is likely to prevent or lessen competition substantially, the Commissioner may apply to the Competition Tribunal seeking an order under the merger provisions of the Competition Act.  If the Competition Tribunal finds that the transaction is likely to prevent or lessen competition substantially, the Competition Tribunal may issue an order to, among other things, prohibit the transaction in whole or in part.

Alternatively, where the Commissioner is satisfied that she would not have sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act, the Commissioner may issue an advance ruling certificate (an "ARC") pursuant to Section 102 of the Competition Act in respect of that transaction. Where an ARC is issued, the parties to the transaction are not required to file a premerger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.   As an alternative to issuing an ARC, the Commissioner may issue a letter to the parties confirming that, at such time, she does not intend to file an application to the Competition Tribunal under Section 92 of the Competition Act challenging the transaction (a "No-Action Letter").

Completion of the Arrangement is subject receipt of the Competition Act Approval on terms and conditions satisfactory to the Parties, each acting reasonably.  The Competition Act Approval is defined in the Arrangement Agreement as the occurrence of one or more of the following: (i) an ARC having been issued by the Commissioner in respect of the transactions contemplated by the Arrangement Agreement; or (ii) the Commissioner waiving the obligation to notify and supply information under Part IX of the Competition Act pursuant to subsection 113(c) of the Competition Act and issuing a No-Action Letter in connection with the transactions contemplated by the Arrangement Agreement, and such No-

Action Letter remaining in full force and effect; or (iii) the Parties notifying the Commissioner under Section 114 of the Competition Act and the waiting period under Section 123 of the Competition Act having expired or having been terminated and the Commissioner having issued a No-Action Letter in connection with the transactions contemplated by the Arrangement Agreement with such No-Action Letter remaining in full force and effect.

On April 16, 2012, NAL and Pengrowth jointly requested that the Commissioner issue an ARC under Section 102 of the Competition Act or, alternatively, a No-Action Letter in respect of the Arrangement.

Stock Exchange Listings

NAL is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada.  The NAL Shares are listed and posted for trading on the TSX under the symbol "NAE".  The NAL 6.25% Series A Debentures are listed and posted for trading on the TSX under the symbol "NAE.DB.A", the NAL 6.25% Series B Debentures are listed and posted for trading on the TSX under the symbol "NAE.DB.B" and the NAL 6.75% Debentures are listed and posted for trading on the TSX under the symbol "NAE.DB".

On March 22, 2012, the last trading day on which the NAL Shares and NAL Debentures traded prior to announcement of the Arrangement, the closing price of the NAL Shares on the TSX was $7.80 and the closing prices of $100 principal amount of the NAL 6.25% Series A Debentures, NAL 6.25% Series B Debentures and NAL 6.75% Debentures were $102.75, $103.80 and $101.25, respectively.  On April 20, 2012, the closing price of the NAL Shares on the TSX was $7.26 and the closing prices of $100 principal amount of the NAL 6.25% Series A Debentures, NAL 6.25% Series B Debentures and NAL 6.75% Debentures were $101.75, $101.50 and $101.40, respectively.

Pengrowth is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada and the Pengrowth Shares are registered pursuant to Section 12 of the U.S. Exchange Act.  The Pengrowth Shares are listed and posted for trading on the TSX under the symbol "PGF" and on the NYSE under the symbol "PGH".

On March 22, 2012, the last trading day on which the Pengrowth Shares traded prior to announcement of the Arrangement, the closing prices of the Pengrowth Shares on the TSX and the NYSE were $9.95 and U.S.$9.91, respectively.  On April 20, 2012, the closing prices of the Pengrowth Shares on the TSX and the NYSE were $8.55 and U.S.$8.62, respectively.

It is anticipated that the NAL Shares will be delisted from the TSX following completion of the Arrangement.  For information with respect to the trading history of the NAL Shares and the Pengrowth Shares, see "Appendix "I" – Information Concerning NAL Energy Corporation – Market for Securities" and "Appendix "J" – Information Concerning Pengrowth Energy Corporation – Market for Securities", as applicable.

It is a condition to the completion of the Arrangement that the TSX and the NYSE shall have conditionally approved the listing of the Pengrowth Shares to be issued to NAL Shareholders pursuant to the Arrangement, the listing of the Pengrowth Shares issuable on conversion, redemption or maturity of the NAL Debentures following their assumption by Pengrowth and the substitutional listing of the NAL Debentures to be assumed by Pengrowth on the TSX.  The TSX has conditionally approved the listing of the Pengrowth Shares to be issued to NAL Shareholders pursuant to the Arrangement, the listing of the Pengrowth Shares issuable on conversion, redemption or maturity of the NAL Debentures following the Effective Date and the substitutional listing of the NAL Debentures to be assumed by Pengrowth on the TSX.  In addition, application has been made to list the Pengrowth Shares to be issued to NAL

Shareholders pursuant to the Arrangement and the Pengrowth Shares issuable on conversion, redemption or maturity of the NAL Debentures following the Effective Date.  Listing is subject to Pengrowth fulfilling all of the listing requirements of the TSX and NYSE, as applicable.  It is anticipated that following the Effective Date the NAL Debentures (as assumed by Pengrowth pursuant to the Arrangement) will be listed and posted for trading on the TSX under the trading symbols "PGF.DB", "PGF.DB.A" and "PGF.DB.B".

Timing

If the NAL Meeting and the Pengrowth Meeting are held as scheduled and are not adjourned, NAL will apply for the Final Order approving the Arrangement on May 24, 2012.  If the Final Order is obtained in form and substance satisfactory to NAL and Pengrowth, acting reasonably, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, NAL and Pengrowth expect the Effective Date to occur on or about May 31, 2012.  The Effective Date could be delayed, however, for a number of reasons, including a delay in receiving required regulatory approvals or an objection before the Court at the hearing of the application for the Final Order.

Procedure for Exchange of NAL Share Certificates

A copy of the Letter of Transmittal is being provided to the NAL Shareholders with this Circular.  To receive the Pengrowth Shares issuable pursuant to the Arrangement, the enclosed Letter of Transmittal must be duly completed, executed and returned with the certificate(s) representing NAL Shares, and any other documentation as provided in the Letter of Transmittal, to the office of the Depositary specified in the Letter of Transmittal.  In the event that the Arrangement is not completed, such certificates will be promptly returned.  Upon surrender to the Depositary of a duly completed and executed Letter of Transmittal, the certificate(s) representing NAL Shares and any other documentation as provided in the Letter of Transmittal, the Depositary shall (subject to any withholdings, if applicable) deliver to such holder a certificate representing the number of Pengrowth Shares to which such holder is entitled pursuant to the Arrangement (together with any dividends or distributions with respect thereto pursuant to the Plan of Arrangement).  Additional copies of the Letter of Transmittal are available by contacting the Depositary at 1-888-353-3138.  The Letter of Transmittal will also be filed under NAL's profile at www.sedar.com.

All dividends or distributions made with respect to any Pengrowth Shares issued pursuant to the Arrangement but for which a certificate representing such Pengrowth Shares has not been issued (including any dividends or other distributions to which a Former NAL Shareholder is entitled) shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  Subject to certain circumstances, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes.

NAL Shareholders whose NAL Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their NAL Shares.

NAL Shareholders are encouraged to deliver a duly completed and executed Letter of Transmittal together with the relevant share certificate(s) to the Depositary as soon as possible.

None of NAL, Pengrowth or the Depositary are liable for the failure to notify NAL Shareholders, nor do they have any obligation to notify NAL Shareholders, who make a deficient deposit with the Depositary.

NAL and Pengrowth reserve the right to permit the procedure for the exchange of NAL Shares pursuant to the Arrangement to be completed other than that as set out above.

From and after the Effective Time, certificates formally representing NAL Shares shall represent only the right to receive Pengrowth Shares to which the holders are entitled pursuant to the Arrangement.

The use of mail to transmit certificates representing NAL Shares and the Letter of Transmittal is at each NAL Shareholder's option and risk.  NAL recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or, if mailed, mailed by registered mail with return receipt being used and that appropriate insurance be obtained.

If any share certificate which immediately prior to the Effective Time represented an interest in outstanding NAL Shares that were exchanged pursuant to the Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the former NAL Shareholder is entitled pursuant to the Arrangement (and any dividends or distributions thereon).  The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of NAL and Pengrowth and their respective transfer agents, which bond shall be in form and substance satisfactory to each of NAL and Pengrowth and their respective transfer agents, or shall otherwise indemnify NAL and Pengrowth and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Any certificate formerly representing NAL Shares that is not deposited with all other documents as required by the Plan of Arrangement on or before the last Business Day prior to the third anniversary of the Effective Date, or such shorter period required under any applicable law, shall cease to represent a right or claim of any kind or nature including the right of the Former NAL Shareholder to receive Pengrowth Shares (and any dividends and other distributions thereon).  In such case, such Pengrowth Shares (together with all dividends and other distributions thereon) shall be returned to Pengrowth for cancellation and any dividends or other distributions in respect of Pengrowth Shares shall be returned to Pengrowth.

In the event that the Arrangement does not proceed, all certificates representing NAL Shares deposited with a related Letter of Transmittal will be returned to NAL Shareholders at the name and address specified in the Letter of Transmittal by first class mail or, if no name or address is specified, at such name and such address as is shown on the register maintained by NAL.

Notwithstanding the provisions of the Circular, the Letter of Transmittal, the Arrangement Agreement or Plan of Arrangement, certificates representing Pengrowth Shares and certificates representing NAL Shares to be returned will not be mailed if Pengrowth determines that delivery thereof by mail may be delayed.  Persons entitled to certificates and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing NAL Shares in respect of which certificates are being issued were originally deposited upon application to the Depositary until such time as Pengrowth has determined that delivery by mail will no longer be delayed.  Notwithstanding the foregoing, certificates and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the NAL Shares were deposited and payment for those NAL Shares shall be deemed to have been immediately made upon such deposit.

The Depositary will receive reasonable and customary compensation from Pengrowth for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liability under securities laws and expenses in connection therewith.

Procedure for the Exchange of NAL Debentures

The NAL Debentures have been issued in "book-entry only" form.  Accordingly, CDS & Co. is the sole registered holder of the NAL Debentures.  If the Arrangement is completed, CDS & Co. will take such steps as are necessary to reflect the assumption of the NAL Debentures by Pengrowth and CDS & Co. and the applicable participants will make any required adjustment through the book-entry only system to the beneficial owners of the NAL Debentures.  Holders of NAL Debentures do not need to submit a Letter of Transmittal in order for the applicable adjustments to take effect.

Securities Law Matters

Canada

General

The Pengrowth Shares to be issued to NAL Shareholders pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws, will generally be "freely tradable" and the resale of such Pengrowth Shares will be exempt from the prospectus requirements (and not subject to any "restricted period" or "hold period") under applicable Canadian securities laws if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Pengrowth, the selling shareholder has no reasonable grounds to believe that Pengrowth is in default of securities legislation.  NAL Shareholders are urged to consult their legal advisors to determine the applicability to them of the resale restrictions prescribed by applicable Canadian securities laws.

MI 61-101

Each of NAL and Pengrowth is subject to the provisions of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101").  MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

As previously described in this Circular, all NAL Shares will be exchanged for Pengrowth Shares under the terms of the Plan of Arrangement.  Unless certain exceptions apply, the Arrangement may be considered a "business combination" in respect of NAL pursuant to MI 61-101 since the interest of a holder of an NAL Share may be terminated without the holder's consent.  Accordingly, unless no related party of NAL is entitled to receive a "collateral benefit" (as defined in MI 61-101) in connection with the Arrangement, the transaction would be considered a "business combination" and subject to minority approval requirements.

If "minority approval" is required, MI 61-101 would require that, in addition to the approval of the Arrangement Resolution by not less than 66⅔% of the votes cast by the NAL Shareholders present in person or represented by proxy, the Arrangement would also require the approval of a simple majority of the votes cast by NAL Shareholders, excluding votes cast in respect of NAL Shares held by "related parties" who receive a "collateral benefit" (as such terms are defined in MI 61-101) as a consequence of the transaction.

However, the minority approval requirements of MI 61-101 do not apply to certain transactions in which a related party beneficially owns, or exercises control or direction over, less than 1% of the issuer's outstanding equity securities or to certain transactions in which an independent committee of directors has determined, acting in good faith, that the value of the benefits received by a related party, net of any offsetting costs to the related party, is less than 5% of the value the related party expects to receive pursuant to the transaction, provided the independent committee's determination is disclosed in the disclosure document for the transaction.

As employees of the Manager, the officers of NAL will be entitled to receive compensation in respect of the accelerated vesting of entitlements under the long term incentive plans established for employees of the Manager in the event that they cease to be employed by the Manager following the completion of the Arrangement.

In addition, pursuant to the NAL 2011 DSU Plan, a certain percentage, determined by resolution of the NAL Board, of the annual retainer payable to the directors of NAL is automatically satisfied in the form of NAL DSUs (the "Automatic NAL DSU Retainer").  The NAL 2011 DSU Plan provides that upon the completion of the Arrangement, all NAL DSUs to which a director of NAL would otherwise become entitled in respect of such director's Automatic NAL DSU Retainer for 2012 which have not previously been credited to the account of such director shall be credited as of the Effective Date, with the number of NAL DSUs to be credited on such date to be determined by dividing the dollar amount of the remaining portion of such director's Automatic NAL DSU Retainer for 2012 by the weighted average closing price of the NAL Shares on the TSX for the five trading days immediately preceding the Effective Date.  William J. Eeuwes and Andrew B. Wiswell do not receive an Automatic NAL DSU Retainer pursuant to the NAL 2011 DSU Plan.  The value of the accelerated portion of the Automatic NAL DSU Retainer for Irvine J. Koop, the Chairman of the NAL Board, is $60,000.  The value of the accelerated portion of the Automatic NAL DSU Retainer for each of the other directors of NAL is $52,500.  See "Appendix "I" – Information Concerning NAL Energy Corporation – Statement of Executive Compensation – Director Compensation – NAL 2011 DSU Plan".

Mr. Wiswell, the President and Chief Executive Officer of NAL and the Manager, is employed by the Manager pursuant to an employment agreement which may be terminated by Mr. Wiswell for "Good Reason", which includes the completion of the Arrangement, among other circumstances.  Keith A. Steeves, the Vice President, Finance and Chief Financial Officer of NAL and the Manager, is employed by the Manager pursuant to an employment agreement which contains a similar "Good Reason" clause, however Mr. Steeves has agreed that such clause shall not be exercisable in respect of a "change of control" prior to December 31, 2012, in consideration for which he will receive a retention bonus payment of $321,206 from the Manager.  John C. Koyanagi, the Vice President, Business Development of both NAL and the Manager, has entered into an agreement with the Manager under which he will receive a retention bonus payment of $270,375 from the Manager in the event that he remains in the employment of the Manager as of December 31, 2012.  See "Appendix "I" – Information Concerning NAL Energy Corporation – Statement of Executive Compensation – Termination and Change of Control Benefits".

Although each of the directors and senior officers of NAL has entered into an NAL Support Agreement pursuant to which they have agreed to vote their NAL Shares in favour of the Arrangement Resolution and to otherwise support the Arrangement, the benefits to be received by these individuals under the NAL 2011 DSU Plan and the retention agreements described above are related solely to the services to be provided by such individuals to NAL or the Manager as directors, officers and employees of NAL or the Manager, as the case may be, and are not conditional upon their support of the Arrangement.

NAL has considered whether any of these payments or other benefits to be received by the officers of NAL would constitute a "collateral benefit" for purposes of MI 61-101 such that the Arrangement would therefore constitute a "business combination" under MI 61-101.  NAL has determined that none of these payments or other benefits is a "collateral benefit" for the purposes of MI 61-101 since: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for their NAL Shares; (ii) the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit have been disclosed in this Circular; and (iv) each of the related parties receiving the benefit exercised control or direction over, or beneficially owned, less than 1% of the outstanding NAL Shares, at the date on which the proposed Arrangement was agreed to.

Accordingly, the Arrangement is not considered to be a "business combination" in respect of NAL, and as a result, no "minority approval" is required for the Arrangement Resolution.  In addition, since the Arrangement does not constitute a business combination, no formal valuation is required for the Arrangement under MI 61-101.

United States

The Pengrowth Shares issuable to NAL Shareholders in exchange for their NAL Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.  Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court granted the Interim Order on April 20, 2012 and, subject to the approval of the Arrangement by NAL Shareholders and satisfaction of certain other conditions, a hearing on the Arrangement will be held on May 24, 2012 by the Court.  See "Procedure for the Arrangement to Become Effective – Court Approval".

The Pengrowth Shares issuable to NAL Shareholders pursuant to the Arrangement will be, following completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who will be "affiliates" of Pengrowth after the Effective Date or were affiliates of Pengrowth within 90 days before the Effective Date.  Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such Pengrowth Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom.  Subject to certain limitations, such affiliates (and former affiliates) may immediately resell Pengrowth Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act.  If available, such affiliates (and former affiliates) may also resell such Pengrowth Shares pursuant to Rule 144 under the U.S. Securities Act.

Affiliates – Rule 144

In general, under Rule 144, persons who are affiliates of Pengrowth after the Effective Date (or were affiliates of Pengrowth within 90 days prior to the Effective Date) will be entitled to sell, during any three-month period, the Pengrowth Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange (such as the NYSE) and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, filing requirements, aggregation rules and the availability of current public information about Pengrowth.  Persons who are affiliates of Pengrowth after the Effective Date (or within 90 days prior thereto) will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Pengrowth.

Affiliates – Regulation S

In general, under Regulation S, persons who are affiliates of Pengrowth following the Effective Date (or were affiliates of Pengrowth within 90 days prior to the Effective Date) solely by virtue of their status as an officer or director of Pengrowth may sell their Pengrowth Shares outside the United States in an "offshore transaction" if neither the seller, an affiliate nor any person acting on its behalf engages in "directed selling efforts" in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.  For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered".  Also, under Regulation S, subject to certain exceptions contained in Regulation S, an "offshore transaction" is a transaction in which the offer of the applicable securities is not made to a person in the United States, and either (i) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States, or (ii) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale on the TSX).  Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States and to "U.S. persons" (as such term is defined in Regulation S) by a holder of Pengrowth Shares who is an affiliate of Pengrowth after the completion of the Arrangement (or was an affiliate of Pengrowth within 90 days prior to the Effective Date) other than by virtue of his or her status as an officer or director of Pengrowth.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of Pengrowth Shares received upon completion of the Arrangement.  All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

NAL

Certain directors and executive officers of NAL have interests in the transactions contemplated by the Arrangement that may be different from, and/or in addition to, the interests of NAL Shareholders generally.  The NAL Board was aware of these potential interests and considered them, along with other matters, in reaching its decision to approve the Arrangement and to recommend that NAL Shareholders vote in favour of the Arrangement Resolution.  Except as described in "Procedure for the Arrangement to Become Effective – Securities Law Matters – Canada – MI 61-101", to the knowledge of NAL, the directors and executive officers of NAL have no material interest in the Arrangement that differs from the interests of NAL Shareholders generally.

As at the date hereof, the directors and executive officers of NAL and their associates and affiliates, as a group, beneficially own, or control or direct, less than 1% of each of the outstanding NAL Shares (on a non-diluted basis), NAL Debentures and Pengrowth Shares (on a non-diluted basis).

Immediately after giving effect to the Arrangement, it is anticipated that the current directors and executive officers of NAL and their associates and affiliates, as a group, would beneficially own, or control or direct, directly or indirectly, less than 1% of the then outstanding Pengrowth Shares on a non-diluted basis.

The directors and senior officers of NAL have indicated their intention to vote their NAL Shares in favour of the Arrangement Resolution and have entered into NAL Support Agreements with Pengrowth agreeing to do so.  See "Effect of the Arrangement – NAL Support Agreements".

NAL and the Independent Committee of the NAL Board have retained BMO Capital Markets to be the financial advisor to NAL with respect to the Arrangement.  BMO Capital Markets has received or will receive fees from NAL for services rendered.  See "The Arrangement – NAL Fairness Opinion".

Pengrowth

To the knowledge of Pengrowth, the directors and executive officers of Pengrowth have no material interest in the Arrangement, the Issuance Resolution or the Board Nominee Resolutions that differs from the interests of Pengrowth Shareholders generally.

As at the date hereof, the current directors and executive officers of Pengrowth and their associates and affiliates, as a group, beneficially own, or control or direct, directly or indirectly, less than 1% of each of the outstanding Pengrowth Shares (on a non-diluted basis), NAL Debentures and NAL Shares (on a non-diluted basis).

The directors and senior officers of Pengrowth have indicated their intention to vote their Pengrowth Shares in favour of the Issuance Resolution and the Board Nominee Resolutions and have entered into Pengrowth Support Agreements with NAL agreeing to do so.  See "Effect of the Arrangement – Pengrowth Support Agreements".

Pengrowth has retained Scotia Waterous to be the financial advisor to Pengrowth with respect to the Arrangement.  Scotia Waterous has received or will receive fees from Pengrowth for services rendered.  See "The Arrangement – Pengrowth Fairness Opinion".

LEGAL DEVELOPMENTS

Section 193 of the ABCA provides that, where it is impracticable for a corporation to effect an arrangement under any other provision of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by NAL for approval of the Arrangement.  There have been a number of judicial decisions considering this section and its application; however, there have not been, to the knowledge of NAL, any recent significant decisions which would apply in this instance.

NAL Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

DISSENT RIGHTS

The following description of the Dissent Rights to which registered NAL Shareholders are entitled is not a comprehensive statement of the procedures to be followed by an NAL Dissenting Shareholder who seeks payment of the fair value of such NAL Dissenting Shareholder's NAL Shares and is qualified in its entirety by the reference to the full text of the Interim Order, the Plan of Arrangement and the text of Section 191 of the ABCA, which are attached to this Circular as Appendix "D", Schedule "A" to Appendix "C", and Appendix "K", respectively.  An NAL Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly adhere to the procedures established therein may result in the loss of all rights thereunder.  Accordingly, each NAL Dissenting Shareholder who might desire to exercise Dissent Rights should consult their own legal advisor.

A Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Each registered NAL Shareholder shall have Dissent Rights.  A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as an NAL Shareholder and shall only be entitled to be paid the fair value of the Dissenting Shareholder's NAL Shares by NAL.  A Dissenting Shareholder who is paid the fair value of the Dissenting Shareholder's NAL Shares shall be deemed to have transferred the Dissenting Shareholder's NAL Shares to NAL for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the Dissenting Shareholder's NAL Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting NAL Shareholder.  The fair value of the NAL Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the NAL Shareholders at the NAL Meeting; but in no event shall NAL or Pengrowth be required to recognize such Dissenting Shareholder as an NAL Shareholder after the Effective Time and the name of such holder shall be removed from the register of NAL Shares as at the Effective Time.  For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted or has instructed a proxyholder to vote their NAL Shares in favour of the Arrangement shall be entitled to exercise Dissent Rights.

NAL Dissenting Shareholders must provide a written objection to the Arrangement Resolution to NAL c/o Bennett Jones LLP, Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7, Attention: Laurie A. Goldbach, by 5:00 p.m. on May 18, 2012 or the last Business Day immediately preceding the date of any adjournment of the NAL Meeting.

NAL or an NAL Dissenting Shareholder may apply to the Court, by way of an originating notice, after the approval of the Arrangement Resolution, to fix the fair value of the NAL Dissenting Shareholder's NAL Shares.  If such an application is made to the Court by either NAL or an NAL Dissenting Shareholder, NAL must, unless the Court orders otherwise, send to each NAL Dissenting Shareholder a written offer to pay the NAL Dissenting Shareholder an amount considered to be the fair value of the NAL Shares held by such NAL Dissenting Shareholders.  The offer, unless the Court orders otherwise, must be sent to each NAL Dissenting Shareholder at least 10 days before the date on which the application is returnable, if NAL is the applicant, or within 10 days after NAL is served a copy of the originating notice, if an NAL Dissenting Shareholder is the applicant.  Every offer will be made on the same terms to each NAL Dissenting Shareholder of NAL Shares and contain or be accompanied with a statement showing how the fair value was determined.

An NAL Dissenting Shareholder may make an agreement with NAL for the purchase of such holder's NAL Shares in the amount of the offer made by NAL or otherwise, at any time before the Court pronounces an order fixing the fair value of the NAL Shares.

An NAL Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal.  On the application, the Court will make an order fixing the fair value of the NAL Shares of all NAL Dissenting Shareholders who are parties to the application, giving judgment in that amount against NAL and in favour of each of those NAL Dissenting Shareholders, and fixing the time within which NAL must pay the amount payable to each NAL Dissenting Shareholder calculated from the date on which the NAL Dissenting Shareholder ceases to have any rights as an NAL Shareholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between NAL and the NAL Dissenting Shareholder as to the payment to be made by NAL to the NAL Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the NAL Dissenting Shareholder will cease to have any rights as an NAL Shareholder other than the right to be paid the fair value of such holder's NAL Shares in the amount agreed upon or in the amount of the judgment, as the case may be.  Until one of these events occurs, the NAL Dissenting Shareholder may withdraw the NAL Dissenting Shareholder's dissent, or if the Arrangement has not yet become effective, NAL may rescind the Arrangement Resolution, and in either event, the dissent and appraisal proceedings in respect of that NAL Dissenting Shareholder will be discontinued.

NAL shall not make a payment to an NAL Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that it is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities.  In such event, NAL shall notify each NAL Dissenting Shareholder that it is unable lawfully to pay the NAL Dissenting Shareholder for their NAL Shares, in which case the NAL Dissenting Shareholder may, by written notice to NAL within 30 days after receipt of such notice, withdraw such holder's written objection, in which case the holder shall be deemed to have participated in the Arrangement as an NAL Shareholder.  If the NAL Dissenting Shareholder does not withdraw such holder's written objection, such NAL Dissenting Shareholder retains status as a claimant against NAL to be paid as soon as it is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of its creditors but in priority to its shareholders.

All NAL Shares held by NAL Dissenting Shareholders who exercise Dissent Rights will, if the holders do not otherwise withdraw such holder's written objection, be deemed to be transferred to NAL under the Arrangement, and cancelled in exchange for the fair value thereof or will, if such NAL Dissenting Shareholders ultimately are not so entitled to be paid the fair value thereof, be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of NAL Shares, and such

NAL Shares will be deemed to be exchanged for Pengrowth Shares based on the Exchange Ratio pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by an NAL Dissenting Shareholders who seek payment of the fair value of their NAL Shares.  Section 191 of the ABCA, as modified by the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.  Accordingly, NAL Dissenting Shareholders who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA, the full text of which is set out in Appendix "K" to this Circular, as modified by the Interim Order, the full text of which is set out in Appendix "D" to this Circular, and consult their own legal advisor.

Unless otherwise waived, it is a condition to the completion of the Arrangement that, holders of not  more than 5% of the issued and outstanding NAL Shares shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to NAL, and Burnet Duckworth & Palmer LLP, counsel to Pengrowth, the following summary describes the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a beneficial owner of NAL Shares who, at all relevant times, for purposes of the Tax Act: (i) deals at arm's length with NAL and Pengrowth; (ii) is not affiliated with NAL or Pengrowth; and (iii) holds its NAL Shares, and will hold the Pengrowth Shares received upon the Arrangement, as capital property (a "Holder").

NAL Shares will generally be considered to be capital property to a Holder unless such NAL Shares are held by the Holder in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.  Certain Holders resident in Canada may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act to treat all NAL Shares (and every other "Canadian security" as defined in the Tax Act) owned by such Holder as capital property in the taxation year in which the election is made and in all subsequent taxation years.  Holders whose NAL Shares might not otherwise be considered to be capital property should consult their own tax advisors.

This summary is not applicable to: (i) an NAL Shareholder that is a "specified financial institution" for the purposes of the Tax Act; (ii) an NAL Shareholder that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act; (iii) an NAL Shareholder, an interest in which is a "tax shelter investment" for the purposes of the Tax Act; (iv) an NAL Shareholder whose "functional currency" for the purposes of the Tax Act is the currency of a country other than Canada; or (v) an NAL Shareholder that is a foreign affiliate of a taxpayer resident in Canada and has included a portion of the gain or loss otherwise determined from the disposition of the NAL Shares in computing its foreign accrual property income for the taxation year of such NAL Shareholder which includes the Effective Time.  Such NAL Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and on counsels' understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof.  This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed.  However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all.  This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practices whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular NAL Shareholder.  This summary is not exhaustive of all Canadian federal income tax considerations.  Accordingly, NAL Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Certain Canadian Federal Income Tax Considerations for Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act is, or is deemed to be, resident in Canada (a "Resident Holder").

Exchange of NAL Shares

NAL Shares held by Resident Holders, other than NAL Dissenting Shareholders, will be exchanged for Pengrowth Shares as part of the Arrangement.

A Resident Holder shall be deemed to have disposed of an NAL Share for proceeds of disposition equal to the Resident Holder's adjusted cost base of that NAL Share immediately before the exchange, and to have acquired a fraction of a Pengrowth Share received on the exchange at a cost equal to that adjusted cost base, unless such Resident Holder chooses to recognize any portion of the capital gain or capital loss otherwise arising on the exchange.  This cost will be averaged with the adjusted cost base of all other Pengrowth Shares held by such Resident Holder as capital property for the purpose of determining the adjusted cost base of each Pengrowth Share held by such Resident Holder.

A Resident Holder may choose to recognize a capital gain or capital loss on such an exchange by including the capital gain or capital loss otherwise determined from the exchange in the Resident Holder's tax return under the Tax Act for the Resident Holder's taxation year in which the exchange occurs.  In those circumstances, the Resident Holder's capital gain (or capital loss) in respect of the exchange will be the amount by which the fair market value of the fraction of a Pengrowth Share received exceeds (or is less than) the adjusted cost base immediately before the exchange of the NAL Share so exchanged and any reasonable costs associated with the disposition, and the Resident Holder will acquire the fraction of such Pengrowth Share received at a cost equal to the fair market value of such fraction of the Pengrowth Share.  This cost will be averaged with the adjusted cost base of all other Pengrowth Shares held by such Resident Holder as capital property for the purpose of determining the adjusted cost base of each Pengrowth Share held by such Resident Holder.  For description of the tax treatment of capital gains and capital losses see the discussion below under the heading "Certain Canadian Federal Income Tax Considerations for Holders Resident in Canada – Taxation of Capital Gains and Capital Losses".

Dissenting Resident Holders

A Dissenting Shareholder will be entitled, under the terms of the Arrangement, to be paid by NAL the fair market value of the NAL Shares held by such Dissenting Shareholder.

A Dissenting Shareholder, who receives a cash payment from NAL in respect of the fair value of the Dissenting Shareholder's NAL Shares, will be deemed to have received a taxable dividend equal to the amount by which the cash payment received (other than in respect of interest awarded by a court) exceeds the paid up capital of such NAL Shares.  The tax treatment of such dividend will be the same as described below in respect of dividends received on Pengrowth Shares under the heading "Certain Canadian

Federal Income Tax Considerations for Holders Resident in Canada – Holding and Disposing of Pengrowth Shares – Dividends on Pengrowth Shares".   In certain circumstances, all or part of a deemed dividend received by a corporation may be treated as proceeds of disposition and not as a deemed dividend, in respect of the NAL Shares.  Corporate NAL Shareholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

A Dissenting Shareholder will also be considered to have disposed of the NAL Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder less the amount of any deemed dividend referred to above (other than any deemed dividends which are treated as proceeds of disposition) and any interest awarded by a court.  As a result, such Dissenting Shareholder will also realize a capital loss (or a capital gain) equal to the amount by which the aggregate of the adjusted cost base to the Dissenting Shareholder of the NAL Shares and any reasonable costs of disposition exceeds (or is less than) such proceeds of disposition.  Such capital gain (or capital loss) will be subject to the tax treatment described below under "Certain Canadian Federal Tax Income Tax Considerations for Holders Resident in Canada – Taxation of Capital Gains and Capital Losses".

Interest awarded to a Dissenting Shareholder by a court will be included in the Dissenting Shareholder's income for purposes of the Tax Act.  In addition, a Dissenting Shareholder that throughout the relevant taxation year, is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act), including any interest income and taxable capital gains.

Additional income tax considerations may be relevant to Dissenting Shareholders, depending upon their individual circumstances.  Dissenting Shareholders should consult their own tax advisors.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with rules contained in the Tax Act).  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Resident Holder on such share (or another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act.  Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share.  Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Holding and Disposing of Pengrowth Shares

Dividends on Pengrowth Shares

Each Resident Holder will be required to include in income for a taxation year any dividend that the Resident Holder receives, or is deemed to receive, on a Pengrowth Share in the year.

If the Resident Holder is an individual (including most trusts), the dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit rules applicable to "eligible dividends" (as defined in the Tax Act).

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules of the Tax Act.

If the Resident Holder is a corporation, it will (subject to the possible application of the anti-capital gains stripping rules in subsection 55(2) of the Tax Act) generally be entitled to deduct the amount of the dividend from its taxable income.  A Resident Holder that is a "private corporation" (as defined in the Tax Act) or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals (other than a trust or trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% of the dividend.

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) throughout a taxation year may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" (as defined in the Tax Act) for the year, including any dividends that are not deductible in computing taxable income.

Disposition of Pengrowth Shares

A Resident Holder who disposes or is deemed to dispose of a Pengrowth Share will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Pengrowth Share to the Resident Holder determined immediately before the disposition. Any such capital gain or capital loss generally will be taxable or deductible in the manner described above under the heading "Certain Canadian Federal Income Tax Considerations for Holders Resident in Canada — Taxation of Capital Gains and Capital Losses".  This treatment will not apply to dispositions or deemed dispositions by a Resident Holder to Pengrowth that is not a sale in the open market or in a tax deferred transaction.

Eligibility for Investment

Provided the Pengrowth Shares are listed on a designated stock exchange (which includes the TSX) at the Effective Time, the Pengrowth Shares will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (a "RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account ("TFSA").

However, the holder of a trust governed by a TFSA or the annuitant under a RRSP or RRIF that holds Pengrowth Shares will be subject to a penalty tax if such Pengrowth Shares are a "prohibited investment" for the purposes of the Tax Act.  Pengrowth Shares will generally only be a "prohibited investment" if the holder or the annuitant, as the case may be, does not deal at arm's length with Pengrowth for the purposes of the Tax Act or the holder or the annuitant, as the case may be, has a "significant interest" (within the meaning of the Tax Act) in Pengrowth or a corporation, partnership or trust with which Pengrowth does not deal at arm's length for the purposes of the Tax Act.  Prospective holders should consult their own tax advisors regarding their particular circumstances.

Certain Canadian Federal Income Tax Considerations for Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the NAL Shares in a business carried on in Canada (a "Non-Resident Holder").  Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an "authorized foreign bank" (as defined in the Tax Act).

Exchange of NAL Shares

NAL Shares held by Non-Resident Holders, other than NAL Dissenting Shareholders, will be exchanged for Pengrowth Shares as part of the Arrangement.

A Non-Resident Holder who receives Pengrowth Shares in exchange for NAL Shares as part of the Arrangement will generally not recognize a capital gain or capital loss in Canada as a result of the exchange.  A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of an NAL Share unless: (i) the NAL Share is "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act; and (ii) relief is not available under an applicable income tax convention.  If a Non-Resident Holder's NAL Shares constitute taxable Canadian property, the Non-Resident Holder will be considered to have disposed of the NAL Shares for proceeds of disposition equal to the aggregate adjusted cost base of the NAL Shares to the Non-Resident Holder immediately before the Effective Time and to have acquired such Pengrowth Shares at an aggregate cost equal to such proceeds of disposition, unless such Non-Resident Holder chooses to recognize any portion of a capital gain or loss otherwise arising on the exchange.  This cost will be averaged with the adjusted cost base on all other Pengrowth Shares held by the Non-Resident Holder for the purposes of determining the adjusted cost base of each Pengrowth Share held by the Non-Resident Holder.

Non-Resident Holders who dispose of NAL Shares that are "taxable Canadian property" should consult their own tax advisors concerning the potential requirement to file a Canadian income tax return depending on their particular circumstances.  For a description of the definition of "taxable Canadian property", see "Certain Canadian Federal Income Tax Considerations for Holders Not Resident in Canada - Dissenting Non-Resident Holders" below.

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights in respect of the Arrangement (a "Dissenting Non-Resident Holder") will be entitled, if the Arrangement becomes effective, to be paid by NAL the fair value of the NAL Shares held by the Dissenting Non-Resident Holder.

Upon the receipt of a payment by NAL (other than in respect of interest awarded by the court), a Dissenting Non-Resident Holder will be deemed to receive a dividend and to realize a capital gain (or a capital loss) as described under the heading "Certain Canadian Federal Income Tax Considerations for Holders Resident in Canada – Dissenting Resident Holders".  Any deemed dividends paid to such a Dissenting Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty.  For example, under the Canada-United States Tax Convention (1980), the withholding rate is generally reduced to 15% in respect of a dividend paid to a person who is the beneficial owner of the dividend and who is resident in the United States and entitled to rely on the benefits of the Canada–United States Tax Convention (1980).

A Dissenting Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of NAL Shares pursuant to the exercise of their Dissent Rights unless such NAL Shares are considered to be "taxable Canadian property" to such Dissenting Non-Resident Holder that is not exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty.  Dissenting Non-Resident Holders whose NAL Shares may constitute "taxable Canadian property" should consult their own tax advisors.

Provided that the NAL Shares are listed on a designated stock exchange (as defined in the Tax Act, which includes the TSX) at the time of disposition, the NAL Shares will generally not constitute "taxable Canadian property" to a Dissenting Non-Resident Holder at the time of the Arrangement, unless at any time during the 60-month period immediately preceding the disposition of the NAL Shares: (i) the Dissenting Non-Resident Holder, persons not dealing at arm's length with such Dissenting Non-Resident Holder or the Dissenting Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares in the capital of NAL; and (ii) more than 50% of the fair market value of the NAL Share was derived directly or indirectly, from one or a combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, or for civil law, rights in, property in any of the foregoing whether or not the property exists.

Where a Dissenting Non-Resident Holder receives interest in connection with the exercise of Dissent Rights in respect of the Arrangement, the interest will not be subject to Canadian withholding tax under the Tax Act.

Holding and Disposing of Pengrowth Shares

Dividends

Dividends paid or credited on the Pengrowth Shares or deemed to be paid or credited on the Pengrowth Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax convention.  Where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-United States Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Dispositions

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Pengrowth Share, unless: (i) the Pengrowth Share is "taxable Canadian property" to the Non-Resident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.  For a description of "taxable Canadian property" see "Certain Canadian Federal Income Tax Considerations for Holders not Resident in Canada - Dissenting Non-Resident Holders" above, as analogous tests will apply in respect of the Pengrowth Shares.  In addition, where a Non-Resident Holder acquires Pengrowth Shares in exchange for NAL Shares that are "taxable Canadian property", the Pengrowth Shares will be deemed to be "taxable Canadian property" for the 60 month period that commences on the Effective Date.  Non-Resident Holders who dispose of Pengrowth Shares that are "taxable Canadian property" should consult their own tax advisors with respect to the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return in respect of the disposition depending on their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

IRS Circular 230 Disclosure
Any discussion of U.S. federal income tax issues set forth in this Circular was written in connection with the promotion and marketing of the transactions described in this Circular. Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on any person. Each NAL Shareholder should seek advice based on its particular circumstances from an independent tax advisor.

General

The following summary describes the principal U.S. federal income tax consequences of the Arrangement to "U.S. Holders" (as defined below) of NAL Shares that will receive Pengrowth Shares under the Arrangement and U.S. Holders of NAL shares that exercise Dissent Rights in accordance with the dissent procedures set forth under "Dissent Rights".  This discussion does not address all U.S. federal income tax matters that may be relevant to a particular NAL shareholder in light of its particular circumstances, and it does not address any state, local, non-U.S. or alternative minimum tax consequences of the Arrangement.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of NAL Shares (or Pengrowth Shares following the exchange of NAL Shares for Pengrowth Shares under the Arrangement) that is a U.S. person.  A U.S. person is: (i) a citizen or resident of the United States as defined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any U.S. state or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds NAL Shares (or Pengrowth Shares following the exchange of NAL Shares for Pengrowth Shares under the Arrangement), the tax treatment of a partner or member will generally depend upon the status of the partner and the activities of the partnership or other entity.  Partners of partnerships or members of other entities treated as partnerships that hold NAL Shares, or will hold Pengrowth Shares, should consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Tax Code"), administrative pronouncements, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this Circular may affect the tax consequences described herein, possibly on a retroactive basis.  This summary applies only to U.S. Holders of NAL Shares that hold their NAL Shares as capital assets within the meaning of Section 1221 of the U.S. Tax Code and either will hold the Pengrowth Shares that they receive under the Arrangement as capital assets or will exercise their Dissent Rights.  This summary is for general guidance only and does not address the consequences applicable to certain categories of NAL Shareholders subject to special treatment under the U.S. Tax Code, including, but not limited to, tax exempt organizations, banks and financial institutions, insurance companies, mutual funds, dealers in securities or foreign currencies, traders in securities electing to mark-to-market, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates or former long-term residents of the United States, NAL Shareholders who received their NAL Shares in compensatory transactions, NAL Shareholders that hold their NAL Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment, NAL Shareholders that own, directly, indirectly or through attribution, 10% or more of the total combined voting power of all classes of NAL stock entitled to vote or holders of NAL Shares that will hold 5% or more of Pengrowth's equity, either directly, indirectly through one or more entities, or as a result of certain constructive ownership rules of the U.S. Tax Code, following the exchange of NAL Shares for Pengrowth Shares under the Arrangement.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made.  Neither Pengrowth nor NAL has sought or will seek an opinion of U.S. legal counsel or ruling from the U.S. Internal Revenue Service (the "IRS") regarding the U.S. federal income tax consequences of the Arrangement.  The following summary is not binding on the IRS or the courts.  This summary assumes that the Arrangement will be completed according to the terms of the Arrangement Agreement and the Plan of Arrangement.  Each U.S. Holder of NAL Shares should consult its own tax advisors with respect to the U.S. federal income tax considerations relevant to such U.S. Holder and its particular circumstances.

The Arrangement

NAL and Pengrowth intend for and believe that the Arrangement will qualify as a tax-free reorganization under the U.S. Tax Code.  However, no ruling has been or will be sought from the IRS and no opinion of counsel to such effect has been or will be obtained.  There can be no assurance that the IRS will not challenge the treatment of the Arrangement as a tax-free reorganization. All U.S. Holders of NAL Shares should consult their tax advisors regarding the specific U.S. federal income tax consequences of the Arrangement that are applicable to them.

Treatment if the Arrangement Qualifies as a Reorganization

Subject to the passive foreign investment company ("PFIC") rules discussed below, if the Arrangement qualifies as a reorganization,

(a)	a U.S. Holder of NAL Shares that exchanges such shares for Pengrowth Shares in the Arrangement will recognize no gain or loss for U.S. federal income tax purposes;

(b)	the aggregate tax basis of Pengrowth Shares received by a U.S. Holder in the Arrangement will be equal to the aggregate tax basis of NAL Shares surrendered in exchange therefor; and

(c)	the holding period of Pengrowth Shares received by a U.S. Holder will include the holding period of the NAL Shares surrendered in exchange therefor.

Under the rules described below, if NAL was a PFIC at any time during a U.S. Holder's holding period for his or her NAL Shares, the U.S. Holder may have a gain subject to taxation and an interest charge, even if the Arrangement qualifies as a reorganization.  However, if Pengrowth is also a PFIC for the taxable year that includes the day after the Arrangement, proposed Treasury Regulations would generally provide that the Arrangement qualifies as a tax-free reorganization.  NAL does not believe that it was a PFIC for the year ending December 31, 2011 or that it will be a PFIC for the year ending on the Effective Date.  Determining PFIC classification is fundamentally factual in nature, however, and such determination generally cannot be made until the close of the taxable year in question. Accordingly, there can be no assurance regarding the PFIC status of NAL.

Treatment if the Arrangement Does Not Qualify as a Reorganization

Subject to the PFIC rules discussed below, if the Arrangement fails to qualify as a reorganization, the Arrangement will constitute a taxable disposition of NAL Shares by U.S. Holders, in which event:

(a)
a U.S. Holder of NAL Shares would recognize a gain or loss for U.S. federal income tax purposes equal to the difference between (1) the fair market value of Pengrowth Shares received by such U.S. Holder and (2) the U.S. Holder's adjusted tax basis in the NAL Shares surrendered in the Arrangement;

(b)	the aggregate tax basis of Pengrowth Shares received by a U.S. Holder of NAL Shares in the Arrangement would be equal to the aggregate fair market value of Pengrowth Shares at the time of receipt; and

(c)	the holding period of Pengrowth Shares received by a U.S. Holder in the Arrangement would begin on the day after the Effective Date.

Subject to the PFIC rules discussed below, any gain or loss recognized under paragraph (a) generally would be a capital gain or loss and would be a long-term capital gain or loss if the U.S. Holder's holding period for the NAL Shares is more than one year at the time of the Arrangement. Preferential tax rates for long-term capital gains are currently applicable to a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to significant limitations.

Dissenting U.S. Holders

A Dissenting U.S. Holder will recognize a gain or loss on the exchange of such holder's NAL Shares for cash in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder's adjusted tax basis in its NAL Shares. Subject to the PFIC rules discussed below, such a gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder's holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Deductions for capital losses are subject to significant limitations.

Records and Reporting Requirements

If the Arrangement qualifies as a reorganization, U.S. Holders that exchange NAL Shares for Pengrowth Shares pursuant to the Arrangement and that are "significant holders" (defined as taxpayers that hold five percent (by vote or value) or more of a public company or that own shares with a tax basis of $1,000,000 or more) are required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and all such U.S. Holders must retain certain records related to the Arrangement. In addition, if the Arrangement qualifies as a reorganization under the proposed Treasury Regulations that apply to PFIC-to-PFIC reorganizations (discussed above), U.S. Holders will be required to file IRS Form 8621, reporting certain information about the Arrangement.  Each U.S. Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Arrangement.

PFIC Status of Pengrowth and NAL

Neither NAL nor Pengrowth believes that it was a PFIC for the year ending December 31, 2011 or expects that it will be a PFIC during the tax year ending on or including the Effective Date. However, determining PFIC classification is fundamentally factual in nature, and such determination generally cannot be made until the close of the taxable year in question. Accordingly, there can be no assurance regarding the PFIC status of NAL or Pengrowth.

A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation's income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), certain net gains from the sales of commodities, annuities and gains from assets that produce passive income.  However, passive income excludes gains from transactions in commodities from the definition of passive income if (i) the gains arise from the sale of the commodity in the active conduct of a commodities business by a non-U.S. corporation and (ii) substantially all of the non-U.S. corporation's commodities are comprised of stock in trade or inventory; real property and depreciable property used in its trade or business; or supplies of a type normally consumed in the course of its business. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Consequences of the PFIC Rules

A U.S. Holder of NAL Shares would be subject to special, adverse tax rules in respect of the Arrangement if NAL were classified as a PFIC for any taxable year during which a U.S. Holder holds or held NAL Shares but Pengrowth is not a PFIC for the year that includes the Arrangement or if the Arrangement were a taxable transaction.  In such event, under the PFIC rules the Arrangement may, pursuant to proposed Treasury Regulations, be treated as a taxable exchange even if such transaction qualifies as reorganization.  In the event the Arrangement is a taxable transaction:

—
any gain on the sale, exchange, or other disposition of NAL Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder's holding period for the NAL Shares;

—	the amount allocated to the current taxable year and any year prior to the first year in which NAL was classified as a PFIC will be taxed as ordinary income in the current year;

—	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

—
an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

The rules described above would not apply to a U.S. Holder that had made a mark-to-market election or, if available, a qualified electing fund ("QEF") election with respect to its NAL Shares.  Any U.S. Holder considering either such election should consult with its own tax advisor.

Ownership of Pengrowth Shares Following the Arrangement

Distributions on Pengrowth Shares

Subject to the PFIC rules discussed below, the gross amount of any cash distribution with respect to Pengrowth Shares, before reduction for Canadian withholding tax, if any, will be taxable to U.S. Holders of Pengrowth Shares as a dividend to the extent of Pengrowth's current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  To the extent that the amount of a distribution exceeds Pengrowth's current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Pengrowth Shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of Pengrowth Shares).  Any balance in excess of the adjusted basis will be subject to tax as capital gain.

Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if Pengrowth is a "qualified foreign corporation" for U.S. federal income tax purposes and if certain holding period requirements are satisfied.  A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the U.S. Tax Code.  The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada is satisfactory for such purposes and Pengrowth believes it is eligible for the benefits of the income tax treaty between the U.S. and Canada.  A qualified foreign corporation does not include a non-U.S. corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year.  Distributions on the Pengrowth Shares should be eligible for this reduced rate of taxation as long as Pengrowth is not a PFIC and is eligible for the benefits of the income tax treaty between the United States and Canada.

Distributions will be includable in a U.S. Holder's gross income on the date actually or constructively received by the U.S. Holder.  These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

If Pengrowth pays distributions on the Pengrowth Shares in Canadian dollars, the U.S. dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distributions, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  A U.S. Holder's tax basis in such Canadian dollars will be equal to their U.S. dollar value on the date of actual or constructive receipt of such distributions and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss if such Canadian dollars are converted into U.S. dollars on such date.  Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss for purposes of the U.S. foreign tax credit limitation discussed above.

A U.S. Holder may be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on distributions received by the U.S. Holder, subject to applicable limitations in the U.S. Tax Code.  Dividends paid on the Pengrowth Shares generally will be "passive category income" or "general category income" for U.S. foreign tax credit limitation purposes.  The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each holder.  U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Sale, Exchange or Other Disposition of Pengrowth Shares

Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of Pengrowth Shares, a U.S. Holder generally will recognize a capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition of Pengrowth Shares and the U.S. Holder's adjusted tax basis in the Pengrowth Shares.  The capital gain or loss generally will be a long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the Pengrowth Shares for more than one year.  Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Any gain or loss that a U.S. Holder recognizes generally will be treated as a gain or loss from sources within the United States for purposes of the U.S. foreign tax credit limitation discussed above.

A U.S. Holder that uses the cash-method of accounting for U.S. federal income tax purposes and that receives Canadian currency in a taxable disposition of Pengrowth Shares will calculate a gain or loss on the Pengrowth Shares based on the U.S. dollar value of the Canadian currency on the date of receipt and will not recognize foreign currency gain or loss at such time (whether or not the Canadian currency is converted to U.S. currency at such time).  The U.S. dollar value of the Canadian currency on the date of receipt will be the U.S. Holder's tax basis in the Canadian currency received and the U.S. Holder will recognize a foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian currency. Such foreign currency gain or loss will be ordinary income or loss and generally will be U.S. source income or loss for foreign tax credit purposes.  A U.S. Holder that uses the accrual method of accounting may elect the same treatment, provided the election is applied consistently from year to year.  This election may not be changed without the consent of the IRS.  Absent such an election, an accrual basis U.S. Holder will have foreign currency gain or loss on any difference between the U.S. dollar value of the currency on the date of disposition of the Pengrowth Shares and the value of the currency on the date of receipt.  The foreign currency gain or loss will be U.S. source ordinary income or loss and will be in addition to any gain or loss recognized on disposition of the Pengrowth Shares.  If the Canadian currency is not converted into U.S. currency on the date of receipt, an accrual basis U.S. Holder will have a tax basis in the Canadian currency equal to its U.S. dollar value on the date of receipt and will recognize a foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian currency. Such foreign currency gain or loss will be ordinary income or loss and generally will be U.S. source income or loss for foreign tax credit purposes.

PFIC Status of Pengrowth

Pengrowth does not expect to be classified as a PFIC for the taxable year ending December 30, 2011 or the taxable year including the Effective Date.  Determining PFIC classification is fundamentally factual in nature, however, and such determination generally cannot be made until the close of the taxable year in question.  Accordingly, there can be no assurance regarding the PFIC status of Pengrowth.

If Pengrowth were a PFIC, a U.S. Holder generally would be taxed as follows:

—
any gain on the sale, exchange, or other disposition of Pengrowth Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated rateably over such U.S. Holder's holding period for the Pengrowth Shares;

—	the amount allocated to the current taxable year and any year prior to the first year in which Pengrowth was classified as a PFIC will be taxed as ordinary income in the current year;

—	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

—
an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate U.S. Holders.

If Pengrowth were a PFIC and Pengrowth Shares are "marketable stock" for purposes of the PFIC rules, a U.S Holder may make an election to include gain or loss on Pengrowth Shares as ordinary income or loss under a mark-to-market method of accounting.  Pengrowth believes the Pengrowth Shares are marketable stock and that so long as they are regularly traded on the TSX, a U.S. Holder should be able to make a mark-to-market election with respect to the Pengrowth Shares.  If a U.S. Holder chooses to make a mark-to-market election, such U.S. Holder must include in ordinary income for each taxable year for which the election is in effect, and during which Pengrowth is a PFIC, an amount equal to the excess, if any, of the fair market value of its Pengrowth Shares as of the close of the taxable year over its adjusted tax basis in the Pengrowth Shares.  In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the Pengrowth Shares over the fair market value of the Pengrowth Shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains.  U.S. Holders are urged to consult their own tax advisors as to the consequences of marking a mark-to-market election.

Under the U.S. Tax Code, a holder of shares of a PFIC may also make a QEF election with respect to shares of the PFIC.  U.S. Holders should consult with their tax advisor as to the availability and consequences of the QEF election.  In particular, an election to treat Pengrowth as a QEF will not be available if Pengrowth does not provide the information necessary to make such an election.

If Pengrowth were a PFIC, a U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder held Pengrowth Shares in which the U.S. Holder recognized a gain or received a distribution from Pengrowth.

U.S. Holders are urged to consult their tax advisors regarding Pengrowth's potential status as a PFIC and the resulting U.S. federal income tax consequences to the U.S. Holder.

Additional Tax on Passive Income

For taxable years beginning after December 31, 2012, a U.S. Holder's income which exceeds certain thresholds will generally be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, Pengrowth Shares, subject to certain limitations and exceptions.  U.S. Holders are urged to consult their tax advisor regarding the effect, if any, of this tax on their ownership and disposition of Pengrowth Shares.

Information Reporting and Backup Withholding

In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements will apply to distributions as well as proceeds of sales of Pengrowth Shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States.  Backup withholding may apply to these payments if a U.S.

Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements.  Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.

In addition, U.S. Holders should be aware that reporting requirements are imposed with respect to the holding of "foreign financial assets" (which may include Pengrowth Shares) other than through a custodial account with a U.S. financial institution, if the aggregate value of all of such assets exceeds an applicable threshold amount.  U.S. Holders who fail to report the required information could become subject to substantial penalties.  U.S. Holders are urged to consult their tax advisors regarding the possible implications of this legislation on their ownership of Pengrowth Shares.

INTERESTS OF EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Bennett Jones LLP and Mayer Brown LLP on behalf of NAL and by Burnet, Duckworth & Palmer LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of Pengrowth.  As at the date hereof, the partners and associates of Bennett Jones LLP, Mayer Brown LLP, Burnet, Duckworth & Palmer LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP, respectively, beneficially own, directly or indirectly, less than 1% of the outstanding NAL Shares and less than 1% of the outstanding Pengrowth Shares.

KPMG LLP, the auditors of NAL and Pengrowth, have confirmed that they are independent with respect to NAL and Pengrowth within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

THE NAL MEETING

Matters to be Considered at the NAL Meeting

Matter #1 – Receipt of December 31, 2011 Financial Statements

The audited consolidated financial statements of NAL for the financial year ended December 31, 2011 and the auditors' report thereon have been mailed to all registered NAL Shareholders and to those Beneficial Holders requesting that they receive the financial statements and are available on SEDAR at www.sedar.com.  No formal action will be taken at the NAL Meeting to approve the audited consolidated financial statements of NAL.  If any NAL Shareholders have questions respecting the audited consolidated financial statements of NAL, those questions may be brought forward at the NAL Meeting.

Matter #2 – Election of Directors

Number of Directors

The articles of incorporation of NAL stipulate there shall not be less than three directors and not more than fifteen directors.  There are currently seven directors.  In accordance with the by-laws of NAL, the NAL Board has determined that seven directors will be elected at the NAL Meeting.

The enclosed proxy form or request for voting instructions permits registered NAL Shareholders to vote "for" or to "withhold" their vote in respect of each director nominee.

Majority Voting Policy

The NAL Board has adopted a policy which requires that any nominee for director who has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of NAL, subject to acceptance by the NAL Board.  The policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management information circular for the particular meeting.  The Corporate Governance, Environment, Health & Safety Committee of NAL is required to consider the resignation, having regard to the best interests of NAL and all factors considered relevant, and to make a recommendation to the NAL Board with respect to the action to be taken with respect to the resignation.  The NAL Board is required to make its decision and announce it in a press release within 90 days of the annual meeting including, if applicable, the reasons for rejecting an offer of resignation.  A director who is required to tender a resignation under the policy will not participate in the deliberations of the Corporate Governance, Environment, Health & Safety Committee of NAL or the NAL Board on any offers of resignation unless there are fewer than three directors who are not required to tender a resignation, in which event the NAL Board will proceed in making the determination.  If a resignation is accepted, the NAL Board may fill the vacancy created by the resignation.

NAL Shareholders should note that, as a result of the majority voting policy, the "withholding" of a vote is effectively the same as a vote against a director nominee in an uncontested election.

Director Profiles

The following persons are the seven nominees proposed by management of NAL for election as directors of NAL to serve until the next annual meeting or until their successors are duly elected or appointed.  Should any of the nominees be unable to serve as a director for any reason prior to the NAL Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.  The persons named in the enclosed form of proxy intend to vote "for" the election of the nominees.

William J. Eeuwes Toronto, Ontario, Canada
Age:  58

Director Since: December 2008

Principal Occupation:  Senior Vice President & Managing Director of Manulife Capital

Other Directorships:  Director of NAL Resources Management Limited (the "Manager") and Canaccord Financial Inc.

Professional Designations:

F.I.C.B.

Mr. Eeuwes joined Manulife Financial in 1999, and is currently the Senior Vice President & Managing Director of Manulife Capital.  He is responsible for initiating and leading a private equity team and a project finance team for The Manufacturer's Life Insurance Company.  Prior to joining Manulife, Mr. Eeuwes was a career banker with 20 years of experience in underwriting and the management of a broad range of financing, including leveraged buyouts, corporate lending and project finance.  Mr. Eeuwes is a graduate of the Richard Ivey School of Business at the University of Western Ontario, and holds an F.I.C.B.

Year 2012	NAL Shares Held	Number of NAL DSUs Held	Total Market Value of NAL Shares and NAL DSUs	Meets Minimum Shareholding Requirements
As at April 20	Nil(1)	Nil	Nil	N/A
Total Board Compensation Received for 2011
Notes:

(1)   Mr. Eeuwes is responsible for overseeing Manulife's investment in NAL.  Manulife holds 1,592,357 NAL Shares representing approximately 1.045% of all NAL Shares issued and outstanding.  Mr. Eeuwes is not permitted to hold NAL Shares in his personal capacity.
(2)   Mr. Eeuwes' director's fees were paid to Manulife Financial Corporation.

$25,200(2) (includes GST)	Amount Converted to NAL DSUs Nil

Donald R. Ingram Calgary, Alberta, Canada	Age: 67 Director Since: May 2009 Principal Occupation: Retired Petroleum Executive Other Directorships: Director and Chairman of SilverWillow Energy Corporation and Gibson Energy Inc.
Mr. Ingram is a retired petroleum executive.  Mr. Ingram was Senior Vice President, Midstream & Refined Products of Husky Energy Inc., a fully integrated oil and gas company, from August 2000 until August 2008.  From 2002 until 2008, Mr. Ingram was also Chairman and a Director of Sultran Ltd., a sulphur logistics and transportation company.

Year 2012	NAL Shares Held	Number of NAL DSUs Held	Total Market Value of NAL Shares and NAL DSUs	Meets Minimum Shareholding Requirements
As at April 20	4,000	18,765.66	$165,278.69	Yes
Total Board Compensation Received for 2011
Notes:
(1)   Independent member of the NAL Board.
(2)   Member of the Audit and Risk Management Committee of NAL.
(3)   Member of the Reserves Committee of NAL.
(4)   Chairman of the Corporate Governance, Environment, Health & Safety Committee of NAL.

$102,500	Amount Converted to NAL DSUs $30,000

Kelvin B. Johnston Calgary, Alberta, Canada
Age:  52

Director Since: May 2010

Principal Occupation:  Vice President, Corporate Development of Lakeview Energy Ltd. and President of Wylander Crude Corp.

Other Directorships:  Director of the Small Explorers and Producers Association of Canada and New Star Energy Ltd.

Professional Designations:

B.Sc. (Hons.), M. Econ., PGeol.

Mr. Johnston is an executive with over 30 years of experience as founder, president, chief executive officer and director of various public and private companies in Canada.  Mr. Johnston has been President of Wylander Crude Corp., a private oil and gas company, since July 2006, and Vice President, Corporate Development of Lakeview Energy Ltd., a private oil and gas company, since June 2009.  From July 2005 until June 2009, Mr. Johnston was President and Chief Executive Officer of Alberta Clipper Energy Inc., an oil and gas company.  From May 2004 to July 2005, Mr. Johnston was Vice-President, Exploration of Thunder Energy Ltd., an oil and gas company.  Prior thereto, Mr. Johnston served in various capacities at Husky Oil Ltd., Startech Energy Inc., Impact Energy Inc., Mustang Resources Ltd. and Peerless Energy Inc.  Mr. Johnston holds a Bachelor of Science (Hons.) degree in Geology from the University of Manitoba and a Masters degree in Economics from the University of Calgary.

Year 2012	NAL Shares Held	Number of NAL DSUs Held	Total Market Value of NAL Shares and NAL DSUs	Meets Minimum Shareholding Requirements
As at April 20	78,359	15,508.86	$681,480.66	Yes
Total Board Compensation Received for 2011		Notes: (1) Independent member of the NAL Board. (2) Member of the Audit and Risk Management Committee of NAL. (3) Member of the Reserves Committee of NAL.
$92,500	Amount Converted to NAL DSUs $30,000

Irvine J. Koop Calgary, Alberta, Canada	Age: 65 Director Since: March 1996 Principal Occupation: Retired Petroleum Executive Other Directorships: None Professional Designations: B.Sc. (Mechanical Engineering)
Mr. Koop was Chairman and Chief Executive Officer of IKO Resources Inc., a private consulting company for the oil and gas industry, from 2001 to January of 2008.  Prior to that, Mr. Koop was Executive Vice President, President and Chief Executive Officer, Pipelines & Midstream of Westcoast Energy Inc.  He has more than 40 years of experience in the oil and natural gas industry.  Mr. Koop is a Past Chair of the Canadian Energy Research Institute and was the inaugural Chairman of the Canadian Association of Petroleum Producers in 1991.  He holds a Bachelor of Science in Mechanical Engineering from the University of Manitoba and has completed the Advanced Management Program at the Wharton School of Business, University of Pennsylvania.

Year 2012	NAL Shares Held	Number of NAL DSUs Held	Total Market Value of NAL Shares and NAL DSUs	Meets Minimum Shareholding Requirements
As at April 20	17,000	30,584.86	$345,466.08	Yes
Total Board Compensation Received for 2011		Notes: (1) Independent member of the NAL Board. (2) Chairman of the NAL Board. (3) Member of the Audit and Risk Management Committee of NAL. (4) Member of the Reserves Committee of NAL.
$144,000	Amount Converted to NAL DSUs $15,000

Gordon S. Lackenbauer Calgary, Alberta, Canada	Age: 68 Director Since: July 2006 Principal Occupation: Retired Investment Banking Executive Other Directorships: Director of TransAlta Corporation
Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns Inc. from 1990 to 2004, and brings significant financial expertise to the Board, including a background in energy, capital markets and mergers and acquisitions.

Year 2012	NAL Shares Held	Number of NAL DSUs Held	Total Market Value of NAL Shares and NAL DSUs	Meets Minimum Shareholding Requirements
As at April 20	15,000	30,827.64	$332,708.66	Yes
Total Board Compensation Received for 2011
Notes:
(1)   Independent member of the NAL Board.
(2)   Chairman of the Audit and Risk Management Committee of NAL.
(3)   Member of the Reserves Committee of NAL.
(4)   Member of the Corporate Governance, Environment, Health & Safety Committee of NAL.

$107,500	Amount Converted to NAL DSUs $30,000

Barry D. Stewart Calgary, Alberta, Canada
Age:  69

Director Since: May 2002

Principal Occupation:  Retired Petroleum Executive

Other Directorships:  Director and Chairman of the board of Newalta Corporation

Professional Designations:

B.Sc., P.Eng.

Mr. Stewart was Executive Vice President, In-Situ and International Oil of Suncor Energy Inc. from 2000 to 2001, and from 1991 to 1999 held the position of Executive Vice President, Exploration & Production with Suncor Energy Inc.  He has over 35 years of experience in the oil and gas industry.  He holds a Bachelor of Science in Engineering Physics from Queen's University.

Year 2012	NAL Shares Held	Number of NAL DSUs Held	Total Market Value of NAL Shares and NAL DSUs	Meets Minimum Shareholding Requirements
As at April 20	20,000	27,192.69	$342,618.92	Yes
Total Board Compensation Received for 2011
Notes:
(1)   Independent member of the NAL Board.
(2)   Member of the Audit and Risk Management Committee of NAL.
(3)   Chairman of the Reserves Committee of NAL.
(4)   Member of the Corporate Governance, Environment, Health & Safety Committee of NAL.

$105,500	Amount Converted to NAL DSUs Nil

Andrew B. Wiswell Calgary, Alberta, Canada
Age:  60

Director Since: May 2005

Principal Occupation:  President and Chief Executive Officer of NAL and the Manager effective May 31, 2005

Other Directorships:  Director of the Manager and Total Energy Services Inc. and past Chairman of the Board of Governors of the Canadian Association of Petroleum Producers.

Professional Designations:

M.B.A., LL.B., B.A.

Mr. Wiswell has more than 25 years of experience in the oil and natural gas industry, including as Senior Vice President and Chief Financial Officer of Gulf Canada Resources Limited.  Most recently, he was President and Chief Executive Officer of Parkland Industries Ltd., the administrator of Parkland Income Fund.  He holds a Masters of Business Administration from the University of Western Ontario and a Bachelor of Laws and a Bachelor of Arts (Economics and Political Science) from the University of Manitoba.

Year 2012	NAL Shares Held	Number of NAL DSUs Held	Total Market Value of NAL Shares and NAL DSUs	Meets Minimum Shareholding Requirements
As at April 20	106,019(1)	Nil	$769,697.94	N/A
Total Board Compensation Received for 2011		Notes: (1) Mr. Wiswell also holds $75,000 principal amount of NAL 6.25% Series A Debentures.
Nil	Amount Converted to DSUs Nil

For each director, the "Total Market Value of NAL Shares and NAL DSUs" was calculated at the April 20, 2012 closing price on the TSX of $7.26 per NAL Share.

Director Attendance

The following table discloses the attendance of the members of the NAL Board at meetings of the NAL Board and committees of the NAL Board (collectively, the "NAL Board Committees") as well as strategic planning sessions for the year ended December 31, 2011:

Director	Board Meetings	Corporate Governance, Environment, Health & Safety Committee Meetings	Audit and Risk Management Committee Meetings	Reserves Committee Meetings	Strategic Planning Sessions	Independent Committee(1) Meetings
William J. Eeuwes	10/11	-	-	-	2/2	-
Donald R. Ingram	11/11	3/3	4/4	3/3	2/2	8/8
Kelvin B. Johnston	11/11	-	4/4	3/3	2/2	8/8
Irvine J. Koop	10/11	-	4/4	3/3	1/2	8/8
Gordon S. Lackenbauer	11/11	3/3	4/4	3/3	2/2	8/8
Barry D. Stewart	10/11	3/3	4/4	3/3	2/2	8/8
Andrew B. Wiswell	11/11	-	-	-	-	-

Note:
(1)
The Independent Committee of NAL has been established to evaluate the strategic position of NAL and to generally assist, consider and make recommendations to the Board in respect of strategic opportunities, alternatives and initiatives available to NAL from time to time.

Director Share Ownership Guidelines

On December 15, 2011, the NAL Board adopted share ownership guidelines for all independent directors of the NAL Board, with such directors being expected to hold a minimum number of NAL Shares equal in value to three times the director's annual retainer fee, with:

(i)	directors having a maximum of three years to reach the required level of share ownership from the date of their initial election or appointment to the NAL Board;

(ii)	ownership of NAL Shares including direct or beneficial ownership as well as NAL DSUs held under the NAL 2011 DSU Plan and NAL Prior DSU Plan (as such terms are defined herein); and

(iii)
the ownership guidelines being considered as "guidelines" and not hard requirements, with adherence to the guidelines not being directly tied to the receipt of any component of the compensation package but being one factor considered among all others and with the ownership guidelines being viewed with reasonable flexibility having regard to evolving individual, NAL and industry circumstances.

As of the date hereof, all of the independent directors meet the share ownership requirements.  NAL determines adherence to the share ownership guidelines based on the current market value of the NAL Shares and NAL DSUs.

Cease Trade Orders and Bankruptcies

For information concerning cease trade orders and bankruptcies in the past 10 years in respect of NAL's nominees for election as directors and corporations of which such persons served as directors, please see the section entitled "Directors and Officers – Cease Trade Orders and Bankruptcies" contained in the NAL AIF, which is incorporated by reference into this Circular.

Matter #3 – Appointment of Auditors for the Corporation

The independent auditors of NAL are KPMG LLP ("KPMG") which have acted in that capacity since 1996.  NAL has requested that KPMG act as the independent auditors for the 2012 fiscal year, subject to NAL Shareholder approval.  The persons named in the enclosed form of proxy intend to vote for the appointment of KPMG as independent auditors of NAL to hold office until the next annual meeting of NAL Shareholders.

External Auditor Services Fees

The following table provides information about the fees billed to NAL for professional services rendered by KPMG during fiscal 2011 and 2010:

($ thousands)	2011	2010
Audit Fees(1)	200	183
Audit-Related Fees(2)	250	79
Tax Fees(3)	27	0
All Other Fees(4)	131	277
Total	608	539

Notes:
(1)	Audit fees consist of fees for the audit of NAL's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)
Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of NAL's financial statements and are not reported as Audit Fees.  During fiscal 2011 and 2010, the services provided in this category included review of quarterly financial statements and French translation of quarterly financial statements.

(3)	Tax fees consist of fees for tax compliance services, tax advice and tax planning.
(4)	During fiscal 2011 and 2010, the services provided in this category included information circular review, prospectus review and review and discussion of IFRS position papers.

Matter #4 – The Arrangement

At the NAL Meeting, NAL Shareholders will be asked to consider the Arrangement Resolution in the form set forth in Appendix "A" to this Circular.  NAL Shareholders are urged to carefully review this Circular when considering the Arrangement Resolution.  In particular, see, "The Arrangement" and "Appendix "J" – Information Concerning Pengrowth Energy Corporation".  For information relating to the impact of the Arrangement on NAL and Pengrowth, see "Appendix "H" – Pro Forma Information Concerning Pengrowth After Giving Effect to the Arrangement" and "Appendix "G – Pro Forma Financial Statements".

The Arrangement Resolution must be approved by at least 66⅔% of the votes cast by NAL Shareholders, present in person or represented by proxy at the NAL Meeting.  NAL Debentureholders are not entitled to vote on the Arrangement Resolution.

Unless otherwise directed, the persons named in the enclosed form of proxy for the NAL Meeting intend to vote in favour of the Arrangement Resolution.

General Proxy Matters

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of NAL for use at the NAL Meeting and the associated costs thereof will be borne by NAL.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of, or advisors to, NAL (who will not be specifically remunerated therefor).

The NAL Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of NAL Shareholders of the Arrangement in accordance with Section 193 of the ABCA.  See "The Arrangement" and "The NAL Meeting – Matters to be Considered at the NAL Meeting".

The information set forth below generally applies to registered holders of NAL Shares (i.e., if your NAL Shares are registered in your name).  If you are a Beneficial Holder of NAL Shares (i.e., if your NAL Shares are held through a broker, financial institution or other nominee), please see "Information for Beneficial Holders" on page 16 of this Circular.

Appointment and Revocation of Proxies

Accompanying this Circular is a form of proxy for registered NAL Shareholders.  The persons named in the enclosed form of proxy are directors and/or officers of NAL.  An NAL Shareholder has the right to appoint a person (who need not be an NAL Shareholder) other than the persons designated in the form of proxy provided by NAL to represent the NAL Shareholder at the NAL Meeting.  To exercise this right, the NAL Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy.  If you are a registered NAL Shareholder and are unable to attend the NAL Meeting in person, please exercise your right to vote by completing, dating, signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, NAL's transfer agent.  To be valid, completed proxy forms must be completed, dated, signed and deposited with NAL's transfer agent, Computershare Trust Company of Canada, (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5; (ii) by hand delivery to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by facsimile, to (416) 263-9524 or 1-866-249-7775.  NAL Shareholders may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder.  Please go to www.investorvote.com and follow the instructions.  You will require your 15-digit control number found on your proxy form.  All proxy or voting instructions must be received in each case no later than 3:00 p.m. (Calgary time) on May 18, 2012 or, if the NAL Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the NAL Meeting.  The proxy shall be in writing and executed by the NAL Shareholder or such NAL Shareholder's attorney authorized in writing, or if such NAL Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.  The Chairman of the NAL Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the NAL Meeting.

In addition to revocation in any other manner permitted by law, an NAL Shareholder may revoke a proxy: (i) by instrument in writing executed by the NAL Shareholder or such NAL Shareholder's attorney authorized in writing or if the NAL Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with the Depositary, acting as scrutineers, at the office of the Depositary designated in the Notice of Meeting to NAL Shareholders and this Circular not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the NAL Meeting (or any adjournment thereof) or with the Chairman on the day of the NAL Meeting (or any adjournment thereof); or (ii) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked.

It should be noted that the participation in person by an NAL Shareholder in a vote by ballot at the NAL Meeting will automatically revoke any proxy which has been previously given by the NAL Shareholder in respect of business covered by that vote.

Proxy Voting

The NAL Shares represented by an effective proxy will be voted in accordance with the instructions specified therein.  Where no choice is specified, the NAL Shares will be voted FOR the approval of the Arrangement Resolution and each of the other matters of business at the NAL Meeting.  The enclosed form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting to NAL Shareholders and with respect to other matters which may properly come before the NAL Meeting or any adjournment thereof.  As of the date hereof, management of NAL knows of no amendments, variations or other matters to come before the NAL Meeting; however, if any other matter properly comes before the NAL Meeting, the enclosed form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

Computershare Trust Company of Canada will count and tabulate the proxies.  Proxies will be referred to NAL only in cases where an NAL Shareholder clearly intends to communicate with NAL's management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law.  Following the NAL Meeting, a report on the voting results will be filed with the Canadian securities regulators on SEDAR at www.sedar.com.

Voting Securities of NAL and Principal Holders thereof

As at April 20, 2012, there are 152,446,262 NAL Shares issued and outstanding which are its only outstanding voting securities.  Each NAL Share entitles the holder thereof to one vote per share at the NAL Meeting.

The NAL Record Date for determination of NAL Shareholders entitled to receive notice of and to vote at the NAL Meeting is the close of business on April 23, 2012.  NAL will prepare, as of the NAL Record Date, a list of NAL Shareholders entitled to receive notice of the NAL Meeting and showing the number of NAL Shares held by each such NAL Shareholder.  Only NAL Shareholders whose names have been entered in the register of holders of NAL Shares on the close of business on the Record Date will be entitled to receive notice of and to vote the NAL Shares shown opposite such NAL Shareholder's name at the NAL Meeting; provided that, to the extent that an NAL Shareholder transfers ownership of any NAL Shares after the NAL Record Date and the transferee of those NAL Shares establishes ownership of such NAL Shares and demands, not later than 10 days before the NAL Meeting, to be included in the list of NAL Shareholders eligible to vote at the NAL Meeting, such transferee will be entitled to vote such NAL Shares at the NAL Meeting.

Other than as disclosed below, to the knowledge of the directors and executive officers of NAL, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding NAL Shares.

Name	Number of NAL Shares Beneficially Owned	Percent of NAL Shares(1)
GCIC Ltd. (2)(3)	15,392,764	10.10%

Notes:
(1)	Determined on a non-diluted basis.
(2)	GCIC Ltd., on behalf of the portfolios of investment funds and private client accounts managed by it, exercises control or direction over 15,392,764 NAL Shares.
(3)
The information as to NAL Shares beneficially owned or over which control or direction is exercised by GCIC Ltd. was obtained from an early warning report filed pursuant to National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues on April 11, 2012.

Procedure and Votes Required
The Interim Order provides that each holder of NAL Shares at the close of business on the NAL Record Date will be entitled to receive notice of, to attend and to vote at the NAL Meeting.  NAL Debentureholders are not entitled to vote on the Arrangement Resolution.

Pursuant to the Interim Order:

(a)	each NAL Share will entitle the holder to one vote at the NAL Meeting in respect of the Arrangement Resolution;

(b)	the number of votes required to pass the Arrangement Resolution shall be at least 66⅔% of the votes cast by NAL Shareholders, present in person or represented by proxy, voting at the NAL Meeting; and

(c)
the quorum required at the NAL Meeting will be two NAL Shareholders present in person, or represented by proxy, at the NAL Meeting, and representing in the aggregate not less than 5% of the votes attached to the outstanding NAL Shares, provided that if a quorum is not so present within 30 minutes of the appointed time of the NAL Meeting, the NAL Meeting shall stand adjourned to a date not less than seven nor more than 30 days later, as determined by the Chairman of the NAL Meeting, at the same time and place.  At the adjourned NAL Meeting, the NAL Shareholders present in person or represented by proxy, entitled to vote at the NAL Meeting, will constitute a quorum for the adjourned NAL Meeting.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the NAL Board, without further notice to or approval of the NAL Shareholders, subject to the terms of the Plan of Arrangement, the Arrangement Agreement and the Interim Order, to amend the Plan of Arrangement or the Arrangement Agreement or to decide not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  See Appendix "A" to this Circular for the full text of the Arrangement Resolution.

THE PENGROWTH MEETING

Matters to be Considered at the Pengrowth Meeting

Pengrowth Shareholders will be entitled to vote on the Issuance Resolution and the Board Nominee Resolutions at the Pengrowth Meeting.  Each Pengrowth Shareholder of record on the Pengrowth Record Date (subject to certain exceptions) is entitled to vote at the Pengrowth Meeting or any adjournment(s) or postponement(s) thereof and is entitled to one vote for each Pengrowth Share held.  See "– General Proxy Matters".

Matter #1 – Approval of the Issuance Resolution

The Arrangement, if completed, will result in the acquisition of all of the issued and outstanding NAL Shares by Pengrowth on the basis of 0.86 of a Pengrowth Share for each NAL Share held.  Based on the 152,446,262 NAL Shares issued and outstanding as of April 20, 2012, the Arrangement would result in an aggregate of 131,103,786 Pengrowth Shares being issued pursuant to the Arrangement, subject to additional Pengrowth Shares issued in connection with the rounding of fractional share entitlements as provided in the Plan of Arrangement.  In addition, there were also (i) $115 million aggregate principal amount of NAL 6.25% Series A Debentures outstanding as of April 20, 2012 which are convertible into up to 6,969,697 NAL Shares (5,993,954 Pengrowth Shares based on the Exchange Ratio), (ii) $150 million aggregate principal amount of NAL 6.25% Series B Debentures outstanding as of April 20, 2012 which are convertible into up to 21,428,566 NAL Shares (18,968,598 Pengrowth Shares based on the Exchange Ratio), including up to 6,277,050 NAL Shares (5,938,263 Pengrowth Shares based on the Exchange Ratio) which may be issuable upon a "Cash Change of Control" as defined in the NAL Debenture Indenture, and (iii) $79.7 million aggregate principal amount of NAL 6.75% Debentures outstanding as of April 20, 2012 which are convertible into up to 5,696,000 NAL Shares (4,898,551 Pengrowth Shares based on the Exchange Ratio).  Based on the foregoing, the maximum number of Pengrowth Shares potentially issuable pursuant to the Arrangement upon the exchange of NAL Shares and upon the potential conversion, redemption or maturity of NAL Debentures is 160,964,889.  In order to ensure an adequate number of Pengrowth Shares are approved for issuance pursuant to the Arrangement to account for clerical and administrative matters, including the rounding of fractional shares, and to account for any NAL Shares issued up until the Effective Time pursuant to the NAL DRIP, approval will be sought to issue up to 3,000,000 Pengrowth Shares in connection with the transactions contemplated by the Arrangement.

Accordingly, Pengrowth Shareholders will be asked to approve the issuance of up to 163,964,889 Pengrowth Shares in connection with the Arrangement, consisting of: (i) up to 131,103,786 Pengrowth Shares to be issued based on the issued and outstanding NAL Shares as of April 20, 2012; (ii) up to 29,861,103 Pengrowth Shares that may be issued upon the conversion, redemption or maturity of the issued and outstanding NAL Debentures to be assumed by Pengrowth; and (iii) such number of additional Pengrowth Shares required to be issued to account for clerical and administrative matters, including the rounding of fractional shares pursuant to the Plan of Arrangement, and to account for any NAL Shares issued up until the Effective Time pursuant to the NAL DRIP.

The TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer's outstanding securities on a non-diluted basis in connection with an acquisition.  As the Arrangement is expected to result in the issuance of a number of Pengrowth Shares equal to approximately 36% of the 365,925,493 currently issued and outstanding Pengrowth Shares on a non-diluted basis (up to 45% assuming the issuance of all of the Pengrowth Shares reserved for issuance upon the conversion, redemption or maturity of the NAL Debentures to be assumed by Pengrowth, to account for clerical and administrative matters and to account for any NAL Shares issued up until the

Effective Time pursuant to the NAL DRIP), the Issuance Resolution must be approved by a simple majority of the votes cast by Pengrowth Shareholders who vote in person or are represented by proxy at the Pengrowth Meeting.

At the Pengrowth Meeting, Pengrowth Shareholders will be asked to consider the Issuance Resolution in the form set forth in Appendix "B" to this Circular.

At the Pengrowth Meeting, Pengrowth Shareholders will be asked to vote to approve the Issuance Resolution.  The Issuance Resolution must be approved by a simple majority of the votes cast by the Pengrowth Shareholders present in person or represented by proxy at the Pengrowth Meeting.  The issuance of the additional Pengrowth Shares pursuant to the Arrangement is not anticipated to materially affect control of Pengrowth.

Unless otherwise directed, the persons named in the form of proxy for the Pengrowth Meeting intend to vote in favour of the Issuance Resolution.

It is a condition of the Arrangement that the Issuance Resolution be approved by the Pengrowth Shareholders.

Matter #2 – Approval of the Board Nominee Resolutions

At the Pengrowth Meeting, Pengrowth Shareholders will be asked to consider and, if deemed advisable, to approve ordinary resolutions electing Kelvin B. Johnston and Barry D. Stewart, who are each directors of NAL, to the Pengrowth Board to hold office until the close of the next annual meeting of Pengrowth Shareholders or until their successors are duly elected or appointed.  See "The NAL Meeting – Matters to be Considered at the NAL Meeting – Matter #2 – Election of Directors" for certain biographical information for each of Kelvin B. Johnston and Barry D. Stewart.

As at the date hereof, Mr. Johnston does not beneficially own, or control or direct any Pengrowth Shares.  Upon the completion of the Arrangement it is anticipated that Mr. Johnston will beneficially own, control or direct, approximately 67,389 Pengrowth Shares (on a non-diluted basis).

As at the date hereof, Mr. Stewart does not beneficially own, or control or direct any Pengrowth Shares.  Upon the completion of the Arrangement it is anticipated that Mr. Stewart will beneficially own, control or direct, approximately 17,200 Pengrowth Shares (on a non-diluted basis).

Management of Pengrowth does not contemplate that either of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Pengrowth Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless the Pengrowth Shareholder has specified in the enclosed form of proxy that such shareholder's Pengrowth Shares are to be withheld from voting on the election of directors.

The attached form of proxy permits Pengrowth Shareholders to: (i) vote "for" the election of Kelvin B. Johnston and Barry D. Stewart as directors of Pengrowth; or (ii) "withhold" their vote from each director nominee.  The Pengrowth Board has adopted a majority voting policy stipulating that in the event that a director nominee is elected but receives less than 50% of the votes cast at the Pengrowth Meeting, the Pengrowth Board shall consider the circumstances of such vote, the particular attributes of the director nominee including his or her knowledge, experience and contribution at Pengrowth Board meetings and make whatever determination the Pengrowth Board deems appropriate, including without limitation, requesting such director to resign at an appropriate time and advise Pengrowth Shareholders of the Pengrowth Board's decision in that regard.  Pengrowth Shareholders should note that, as a result of the majority voting policy, the "withholding" of a vote is effectively a vote against a director nominee in an uncontested election.

The full text of the Board Nominee Resolutions is set out in Appendix "B" to this Circular.

The Board Nominee Resolutions must be passed by a simple majority of the votes cast on this matter by Pengrowth Shareholders present in person or represented by proxy at the Pengrowth Meeting.  Unless otherwise directed, the persons named in the form of proxy for the Pengrowth Meeting intend to vote in favour of the Board Nominee Resolutions.

Pengrowth's constating documents permit the Pengrowth Board to appoint additional directors between shareholders' meetings.  If one or both of the NAL Nominees is not elected to the Pengrowth Board at the Pengrowth Meeting, or if one or both of the NAL Nominees is elected but receives less than 50% of the votes cast at the Pengrowth Meeting appointing such NAL Nominee and the Pengrowth Board accepts the resignation of one or both of the NAL Nominees, as the case may be, in accordance with Pengrowth's majority voting policy, the Pengrowth Board may resolve to appoint up to two nominees of NAL, as the case may be, to the Pengrowth Board with effect as and from the Effective Time.

General Proxy Matters

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Pengrowth for use at the Pengrowth Meeting and the associated costs thereof will be borne by Pengrowth.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of, or advisors to, Pengrowth (who will not be specifically remunerated therefor).

The Pengrowth Meeting is being called to seek the requisite approval of Pengrowth Shareholders of the Issuance Resolution and the Board Nominee Resolutions.  See "The Arrangement" and "The Pengrowth Meeting – Matters to be Considered at the Pengrowth Meeting".

The information set forth below generally applies to registered holders of Pengrowth Shares (i.e., if your Pengrowth Shares are registered in your name).  If you are a Beneficial Holder of Pengrowth Shares (i.e., if your Pengrowth Shares are held through a broker, financial institution or other nominee), please see "Information for Beneficial Holders" on page 16 of this Circular.

Appointment and Revocation of Proxies

Accompanying this Circular is a form of proxy for registered Pengrowth Shareholders.  The persons named in the enclosed form of proxy are directors and/or officers of Pengrowth.  A Pengrowth Shareholder has the right to appoint a person (who need not be a Pengrowth Shareholder) other than the persons designated in the form of proxy provided by Pengrowth to represent the Pengrowth Shareholder at the Pengrowth Meeting.  To exercise this right, the Pengrowth Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy.  If you are a registered Pengrowth Shareholder and are unable to attend the Pengrowth Meeting in person, please exercise your right to vote by completing, dating, signing and returning the enclosed form of proxy to Olympia Trust Company, Pengrowth's transfer agent.  To be valid, completed proxy forms must be completed, dated, signed and deposited with

Pengrowth's transfer agent, Olympia Trust Company, (i) by mail, using the enclosed return envelope or one addressed to Olympia Trust Company, #2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, or (ii) by facsimile, to (403) 265-1455 or 1-877-261-7528.  You may also vote through the internet and if you vote through the internet, you may also appoint another person to be your proxyholder.  Please go to https://secure.olympiatrust.com/proxy/ and follow the instructions. You will require your 7-digit web voting ID number found on your proxy form.  All proxy or voting instructions must be received in each case no later than 4:00 p.m. (Calgary time) on May 18, 2012 or, if the Pengrowth Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment of the Pengrowth Meeting.  The proxy shall be in writing and executed by the Pengrowth Shareholder or such Pengrowth Shareholder's attorney authorized in writing, or if such Pengrowth Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney.  The Chairman of the Pengrowth Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Pengrowth Meeting.

The Pengrowth Record Date for determination of Pengrowth Shareholders entitled to receive notice of and to vote at the Pengrowth Meeting is the close of business on April 23, 2012.  Pengrowth will prepare, as of the Pengrowth Record Date, a list of Pengrowth Shareholders entitled to receive notice of the Pengrowth Meeting and showing the number of Pengrowth Shares held by each such Pengrowth Shareholder.  Only Pengrowth Shareholders whose names have been entered in the register of holders of Pengrowth Shares on the close of business on the Pengrowth Record Date will be entitled to receive notice of and to vote the Pengrowth Shares shown opposite such Pengrowth Shareholder's name at the Pengrowth Meeting; provided that, to the extent that a Pengrowth Shareholder transfers ownership of any Pengrowth Shares after the Pengrowth Record Date and the transferee of those Pengrowth Shares establishes ownership of such Pengrowth Shares and demands, not later than 10 days before the Pengrowth Meeting, to be included in the list of Pengrowth Shareholders eligible to vote at the Pengrowth Meeting, such transferee will be entitled to vote such Pengrowth Shares at the Pengrowth Meeting.

In addition to revocation in any other manner permitted by law, a Pengrowth Shareholder may revoke a proxy: (i) by instrument in writing executed by the Pengrowth Shareholder or such Pengrowth Shareholder's attorney authorized in writing or if the Pengrowth Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with the Depositary, acting as scrutineers, at the office of the Depositary designated in the notice of the Pengrowth Meeting and this Circular not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Pengrowth Meeting (or any adjournment thereof) or with the Chairman on the day of the Pengrowth Meeting (or any adjournment thereof); or (ii) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked.

It should be noted that the participation in person by a Pengrowth Shareholder in a vote by ballot at the Pengrowth Meeting will automatically revoke any proxy which has been previously given by the Pengrowth Shareholder in respect of business covered by that vote.

Proxy Voting

The Pengrowth Shares represented by an effective proxy will be voted in accordance with the instructions specified therein.  Where no choice is specified, the Pengrowth Shares will be voted FOR approval of the Issuance Resolution and the Board Nominee Resolutions.  The enclosed form of proxy confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the notice of the Pengrowth Meeting and with respect to other matters which may properly come before the Pengrowth Meeting or any adjournment thereof.  As of the date hereof, management of Pengrowth knows of no amendments, variations or other matters to come before the Pengrowth Meeting;

however, if any other matter properly comes before the Pengrowth Meeting, the enclosed form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

Olympia Trust Company will count and tabulate the proxies.  Proxies will be referred to Pengrowth only in cases where a Pengrowth Shareholder clearly intends to communicate with Pengrowth's management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law.  Following the Pengrowth Meeting, a report on the voting results will be filed with the Canadian securities regulators on SEDAR at www.sedar.com.

Voting Securities of Pengrowth and Principal Holders Thereof

As at April 20, 2012, there are 365,925,493 Pengrowth Shares issued and outstanding which are its only outstanding voting securities.  Each Pengrowth Share entitles the holder thereof to one vote per share at the Pengrowth Meeting.  In addition, each Pengrowth Share that is outstanding at the Pengrowth Record Date will be entitled to one vote in respect of the Issuance Resolution and the Board Nominee Resolutions.

To the knowledge of the directors and executive officers of Pengrowth, as of the date hereof, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Pengrowth Shares.

Quorum

Pursuant to the by-laws of Pengrowth, a quorum of Pengrowth Shareholders is present at the Pengrowth Meeting if two or more persons are present in either holding personally or representing as proxies not less in aggregate than 25% of the outstanding Pengrowth Shares.  If a quorum is not present at the Pengrowth Meeting, the Pengrowth Meeting may be adjourned to a fixed time and place, but no other business shall be transacted at the Pengrowth Meeting.

QUESTIONS AND OTHER ASSISTANCE

If you are an NAL Shareholder or a Pengrowth Shareholder and you have any questions about the information contained in this Circular or require assistance in completing your form of proxy or Letter of Transmittal, please contact your financial, legal, tax or other professional advisors.

AUDITORS' CONSENT

Consent of KPMG LLP

We have read the joint management information circular and proxy statement of April 20, 2012 (the "Circular") with respect to a proposed business combination involving NAL Energy Corporation ("NAL"), the shareholders of NAL and Pengrowth Energy Corporation ("Pengrowth").  We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of NAL on the consolidated financial statements of NAL, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.  Our report is dated March 7, 2012.

We consent to the incorporation by reference in the Circular of our reports to the shareholders and board of directors of Pengrowth on the financial statements of Pengrowth, which comprise the balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the statements of income, shareholders' equity and cash flow for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information and our audit report on the effectiveness of internal control over financial reporting as at December 31, 2011.  Our reports are dated February 28, 2012.

(signed) "KPMG LLP"

Chartered Accountants
Calgary, Canada
April 20, 2012

EXPERTS' CONSENTS

Consent of BMO Nesbitt Burns Inc.

We have read the joint management information circular and proxy statement dated April 20, 2012 (the "Circular") with respect to a proposed business combination involving NAL Energy Corporation ("NAL"), the shareholders of NAL and Pengrowth Energy Corporation.

We consent to the inclusion in the Circular of our fairness opinion to the board of directors of NAL and to the references to our firm name and our fairness opinion in the Circular.

(signed) "BMO Nesbitt Burns Inc."

Calgary, Alberta
April 20, 2012

Consent of Scotia Waterous Inc.

We have read the joint management information circular and proxy statement dated April 20, 2012 (the "Circular") with respect to a proposed business combination involving NAL Energy Corporation ("NAL"), the shareholders of NAL and Pengrowth Energy Corporation ("Pengrowth").

We consent to the inclusion in the Circular of our fairness opinion to the board of directors of Pengrowth and to the references to our firm name and our fairness opinion in the Circular.

(signed) "Scotia Waterous Inc."

Calgary, Alberta
April 20, 2012

Consent of Bennett Jones LLP

We have read the joint management information circular and proxy statement dated April 20, 2012 (the "Circular") with respect to a proposed business combination involving NAL Energy Corporation ("NAL"), the shareholders of NAL and Pengrowth Energy Corporation.

We consent to the inclusion in the Circular of our opinion contained under "Certain Canadian Federal Income Tax Considerations" and references to our firm name and our opinion therein.

(Signed) "Bennett Jones LLP"

Calgary, Alberta
April 20, 2012

Consent of Burnet, Duckworth & Palmer LLP

We have read the joint management information circular and proxy statement dated April 20, 2012 (the "Circular") with respect to a proposed business combination involving NAL Energy Corporation ("NAL"), the shareholders of NAL and Pengrowth Energy Corporation.

We consent to the inclusion in the Circular of our opinion contained under "Certain Canadian Federal Income Tax Considerations" and references to our firm name and our opinion therein.

(Signed) "Burnet, Duckworth & Palmer LLP"

Calgary, Alberta
April 20, 2012

APPENDIX "A"

ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "Act") involving NAL Energy Corporation ("NAL"), the shareholders of NAL and Pengrowth Energy Corporation ("Pengrowth"), substantially as set out in the plan of arrangement (the "Plan of Arrangement") attached as Schedule "A" to the Arrangement Agreement dated March 22, 2012 between Pengrowth and NAL as amended and restated effective April 20, 2012 (the "Arrangement Agreement") is hereby authorized, approved and adopted;

2.
the Plan of Arrangement, as it may be or has been amended, the full text of which is set out in Schedule "A" to the Arrangement Agreement included as Appendix "C" to the joint management information circular and proxy statement of NAL and Pengrowth, is hereby authorized, approved and adopted;

3.
the Arrangement Agreement, the actions of the directors of NAL in approving the Arrangement and the actions of the officers of NAL in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.
notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of NAL (the "NAL Shareholders") or that the Arrangement has been approved by the Court of Queen's Bench of Alberta (the "Court"), the directors of NAL are hereby authorized and empowered, at their discretion, without further notice to or approval of the NAL Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and Plan of Arrangement and approved by the Court; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.
any officer or director of NAL is hereby authorized and directed for and on behalf of NAL to make application to the Court for an order approving the Arrangement and to deliver to the Registrar under the Act the Articles of Arrangement, a certified copy of the Final Order (both as defined in the Arrangement Agreement) and to execute and, if appropriate, deliver such other documents as are necessary or desirable to the Registrar pursuant to the Act in accordance with the Arrangement Agreement; and

6.
any officer or director of NAL is hereby authorized and directed for and on behalf of NAL to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

A-1

APPENDIX "B"

ISSUANCE RESOLUTION

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the issuance of up to 131,103,786 common shares ("Pengrowth Shares") of Pengrowth Energy Corporation ("Pengrowth") pursuant to a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the "Arrangement") involving NAL Energy Corporation ("NAL"), holders of common shares of NAL and Pengrowth and in accordance with the terms of an arrangement agreement dated March 22, 2012 between Pengrowth and NAL, as more particularly described in the joint management information circular and proxy statement dated April 20, 2012 (the "Circular"), is hereby authorized and approved;

2.
the issuance of up to 29,861,103 Pengrowth Shares that may be issued upon the conversion, redemption or maturity of the issued and outstanding 6.75% convertible extendible unsecured subordinated debentures of NAL due August 31, 2012, 6.25% convertible unsecured subordinated debentures of NAL due December 31, 2014 and 6.25% convertible unsecured subordinated debentures of NAL due March 31, 2017, to be assumed by Pengrowth pursuant to the Arrangement, is hereby authorized and approved;

3.
the issuance of up to 3,000,000 Pengrowth Shares to account for clerical and administrative matters, including the rounding of fractional shares pursuant to the Arrangement, and to account for any common shares of NAL issued up until the completion of the Arrangement pursuant to the dividend reinvestment and optional common share purchase plan of NAL is hereby authorized and approved;

4.
notwithstanding that this resolution has been passed by the holders ("Pengrowth Shareholders") of Pengrowth Shares, the board of directors of Pengrowth is hereby authorized and empowered, without further approval of the Pengrowth Shareholders, to amend the Arrangement Agreement and to not proceed with the Arrangement or otherwise give effect to these resolutions;

5.
any director or senior officer of Pengrowth is hereby authorized and directed, for and on behalf of Pengrowth, to execute (whether under the corporate seal of Pengrowth or otherwise) and deliver, or cause to be executed and delivered, and to sign and/or file, or cause to be signed and/or filed, as the case may be, all applications, declarations, instruments and other documents, and to do or cause to be done all such other acts and things, as such director or officer may determine necessary or advisable to give effect to the foregoing resolutions including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination; and

6.
capitalized terms not otherwise defined in these resolutions have the meaning assigned to them in the joint management information circular and proxy statement of NAL and Pengrowth dated April 20, 2012."

B-1

BOARD NOMINEE RESOLUTIONS

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
subject to the completion of the Arrangement, Barry D. Stewart be appointed as a director of Pengrowth, to hold office until the next annual meeting of Pengrowth or until his successor is duly elected or appointed, unless his office be earlier vacated;

2.
any director or senior officer of Pengrowth be and is hereby authorized and directed, for and on behalf of Pengrowth, to execute (whether under the corporate seal of Pengrowth or otherwise) and deliver, or cause to be executed and delivered, and to sign and/or file, or cause to be signed and/or filed, as the case may be, all applications, declarations, instruments and other documents, and to do or cause to be done all such other acts and things, as such director or officer may determine necessary or advisable to give effect to the foregoing resolutions including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination; and

3.
capitalized terms not otherwise defined in these resolutions have the meaning assigned to them in the joint management information circular and proxy statement of NAL Energy Corporation and Pengrowth dated April 20, 2012."

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
subject completion of the Arrangement, Kelvin B. Johnston be appointed as a director of Pengrowth, to hold office until the next annual meeting of Pengrowth or until his successor is duly elected or appointed, unless his office be earlier vacated;

2.
any director or senior officer of Pengrowth be and is hereby authorized and directed, for and on behalf of Pengrowth, to execute (whether under the corporate seal of Pengrowth or otherwise) and deliver, or cause to be executed and delivered, and to sign and/or file, or cause to be signed and/or filed, as the case may be, all applications, declarations, instruments and other documents, and to do or cause to be done all such other acts and things, as such director or officer may determine necessary or advisable to give effect to the foregoing resolutions including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination; and

3.
capitalized terms not otherwise defined in these resolutions have the meaning assigned to them in the joint management information circular and proxy statement of NAL Energy Corporation and Pengrowth dated April 20, 2012."

B-2

APPENDIX "C"

ARRANGEMENT AGREEMENT

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is dated as of the 22nd day of March, 2012, as amended and restated effective the 20th day of April, 2012,

BETWEEN:

PENGROWTH ENERGY CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (“Pengrowth”)

- and -

NAL ENERGY CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (“NAL”)

WHEREAS the Parties wish to propose an arrangement involving NAL and its shareholders whereby Pengrowth will acquire all of the issued and outstanding NAL Shares;

AND WHEREAS the Parties intend to carry out the transactions contemplated by this Agreement by way of an arrangement under the provisions of the ABCA;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9;

(b)	“Acquisition Proposal” means any inquiry or the making of any proposal or offer (written or oral) relating to:

(i)
any merger, consolidation, amalgamation, take-over bid, tender offer, exchange offer, arrangement, recapitalization, liquidation, dissolution, share exchange or sale of assets (including any other agreement or other arrangement having the same economic effect as a sale of assets) involving or relating to NAL and/or the subsidiaries of NAL;

(ii)	any purchase or sale of NAL Shares or other securities of NAL and/or the subsidiaries of NAL and/or any right or interests therein; or

(iii)	any transactions or arrangements similar to, or having the same effect or consequences, as the foregoing,

which, in each case, represents:

(iv)	20% or more of the voting power of the capital of NAL (in terms of number of shares or voting power); or

(v)	20% or more of the consolidated assets (measured by the value ascribed to NAL and its subsidiaries, taken as a whole, pursuant to the terms of this Agreement),

excluding this Arrangement and the transactions contemplated by this Agreement;

(c)
“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d)
“Applicable Laws” means all applicable corporate laws, rules of applicable stock exchanges including the TSX or the NYSE, as applicable, and applicable securities laws, including the applicable rules, regulations, notices, instruments, blanket orders and policies of the applicable securities regulatory authorities in Canada or the United States;

(e)	“Arrangement Resolution” means the special resolution to approve the Arrangement to be considered by the NAL Shareholders at the NAL Meeting;

(f)
“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order;

(g)
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(h)	“BMO Capital Markets” means BMO Nesbitt Burns Inc., financial advisor to NAL;

(i)	“Board Nominee Resolution” means the ordinary resolution of the Pengrowth Shareholders approving the addition of the NAL Nominees to the Pengrowth Board in connection with the Arrangement;

(j)	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta;

(k)
“Circular” means the notice of the NAL Meeting, the notice of the Pengrowth Meeting and the accompanying joint management proxy circular to be sent by NAL to the NAL Shareholders in connection with the NAL Meeting and to be sent by Pengrowth to the Pengrowth Shareholders in connection with the Pengrowth Meeting;

(l)
“Closing Date” is expected to be May 31, 2012 and, in any event, shall be no later than the third Business Day after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 5, and unless another time or date is agreed to in writing by the Parties;

(m)
“Commissioner” means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition;

(n)	“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34;

(o)	“Competition Act Approval” means the occurrence of one or more of the following:

(i)	an advance ruling certificate (an “ARC”) pursuant to Section 102 of the Competition Act having been issued by the Commissioner in respect of the transactions contemplated herein; or

(ii)
the Commissioner waiving the obligation to notify and supply information under Part IX of the Competition Act pursuant to Subsection 113(c) of the Competition Act and confirming in writing that she has no intention to file an application under Section 92 of the Competition Act (a “No-Action Letter”) in connection with the transactions contemplated by this Agreement, and such No-Action Letter remains in full force and effect; or

(iii)
the Parties notifying the Commissioner under Section 114 of the Competition Act and the waiting period under Section 123 of the Competition Act having expired or having been terminated and the Commissioner having issued a No-Action Letter in connection with the transactions contemplated by this Agreement with such No-Action Letter remaining in full force and effect;

(p)	“Confidentiality Agreement” means the confidentiality agreement between Pengrowth and NAL dated February 24, 2012;

(q)	“Court” means the Court of Queen’s Bench of Alberta;

(r)	“Depositary” means Olympia Trust Company or such other person that may be appointed by Pengrowth for the purpose of receiving deposits of certificates formerly representing NAL Shares;

(s)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement and the Interim Order;

(t)	“Effective Date” means the date the Arrangement becomes effective under the ABCA which is expected to be May 31, 2012;

(u)	“Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(v)
“Encumbrance” includes, without limitation, any mortgage, pledge, assignment for security, charge, lien, security interest, guarantee, right of third parties or other encumbrance or collateral securing the payment obligations of any person, and any agreement or arrangement  (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(w)	“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere),

organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

(x)
“Environmental Laws” means, with respect to any person or its business, activities, property, assets or undertaking, all federal, provincial, municipal or local laws of any Governmental Authority, relating to the Environment or public health and safety matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing the use, storage, treatment and release of Hazardous Substances;

(y)
“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA in respect of NAL, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z)	“GAAP” has the meaning ascribed thereto in Section 1.7;

(aa)	“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum consultants, Calgary, Alberta;

(bb)
“Governmental Authority” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agency, agent or authority of any of the foregoing or (c) any quasi- governmental or private body, including any tribunal, commission, regulatory agency or self- regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(cc)	“Handbook” means the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

(dd)
“Hazardous Substances” means any element, waste or other substance whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically includes petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health or safety;

(ee)
“Interim Order” means the interim order of the Court pursuant to subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the calling and the holding of the NAL Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ff)	“Issuance Resolution” means the ordinary resolution of the Pengrowth Shareholders approving the issuance of Pengrowth Shares pursuant to the Arrangement;

(gg)	“Mailing Date” means the date on which the Circular is mailed to the NAL Shareholders in connection with the NAL Meeting and the Pengrowth Shareholders in connection with the Pengrowth Meeting;

(hh)	“Material Adverse Change” or “Material Adverse Effect” means, with respect to a Party, any matter or action that has an effect or change that is, or would reasonably be expected to be,

material and adverse to the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), cash flows, or prospects of the Party and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities, credit or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and natural gas exploration, exploitation, development and production industry as a whole, and not specifically relating to the Party and/or its subsidiaries, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been  communicated in writing to the other Party or publicly disclosed as of the date hereof, (v) changes in laws (including tax laws) and royalties, (vi) any changes in GAAP, (vii) the announcement of the execution of this Agreement or the transactions contemplated hereby, (viii) the failure of the Party to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flow or production of petroleum substances or natural gas, (ix) any changes in the trading price or trading volumes of the securities of the Party or (x) any changes or effects arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the other Party (provided, however, that in each case, the causes underlying such changes may be considered to determine whether such causes constitute a Material Adverse Change or a Material Adverse Effect and where, in the case of  (i), (ii), (iii) and (v), such effect relating to or resulting from the foregoing does not have a disproportionate Material Adverse Effect or Material Adverse Change on the business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise) or cash flows of the Party and its subsidiaries, taken as a whole, as compared to the corresponding effect on persons engaged in the oil and natural gas industry generally);

(ii)	“McDaniel” means McDaniel & Associates Consultants Ltd., independent petroleum consultants, Calgary, Alberta;

(jj)	“misrepresentation” has the meaning ascribed thereto under the Securities Act;

(kk)	“NAL 2011 DSU Plan” means NAL’s deferred share unit plan effective January 1, 2011;

(ll)
“NAL 6.25% Series A Debentures” means the $115 million principal amount of 6.25 percent convertible unsecured subordinated debentures of NAL due December 31, 2014, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $16.50 per NAL Share;

(mm)
“NAL 6.25% Series B Debentures” means the $150 million principal amount of 6.25 percent convertible unsecured subordinated debentures of NAL due March 31, 2017, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $9.90 per NAL Share;

(nn)
“NAL 6.75% Debentures” means the $79.7 million principal amount of 6.75 percent convertible extendible unsecured subordinated debentures of NAL due August 31, 2012, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $14.00 per NAL Share;

(oo)
“NAL Administrative Services Agreement” means the amended and restated administrative services and cost sharing agreement among the NAL Manager, NAL Resources Limited, The Manufacturers Life Insurance Company and NAL effective December 31, 2010;

(pp)	“NAL Board” means the board of directors of NAL;

(qq)	“NAL Capital Budget” means NAL’s forecast for capital expenditures as disclosed in the NAL Disclosure Letter;

(rr)	“NAL Credit Facility” means the $535 million production facility and $15 million working capital facility of NAL with a syndicate of banks;

(ss)
“NAL Debenture Indenture” means, the note indenture dated August 28, 2007 between NAL and Computershare Trust Company of Canada, as amended by a first supplemental note indenture dated December 3, 2009, as further amended and restated by a second supplemental note indenture dated December 31, 2010 and as further amended by a third supplemental note indenture dated February 21, 2012;

(tt)	“NAL Debentures” means, collectively, the NAL 6.25% Series A Debentures, the NAL 6.25% Series B Debentures and the NAL 6.75% Debentures;

(uu)	“NAL Disclosure Letter” means the letter of NAL addressed to Pengrowth dated the date of this Agreement providing disclosure of certain information;

(vv)	“NAL DRIP” means the NAL distribution reinvestment and optional share purchase plan;

(ww)	“NAL DSUs” means deferred share units granted pursuant to the NAL 2011 DSU Plan and the NAL Prior DSU Plan;

(xx)
“NAL Financial Statements” means, collectively, the audited consolidated financial statements of NAL as at and for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditor’s report thereon, and the unaudited interim consolidated financial statements of NAL as at and for three and nine month periods ended September 30, 2011 and 2010, together with the notes thereto, provided that if NAL has filed its audited comparative financial statements for the year ended December 31, 2011 on the SEDAR website at www.sedar.com, “NAL Financial Statements” shall mean the audited consolidated financial statements of NAL as at and for the years ended December 31, 2011 and 2010, together with the notes thereto and the auditor’s report thereon;

(yy)	“NAL Information” means the information describing NAL and its business, operations and affairs included or incorporated by reference in the Circular;

(zz)	“NAL Manager” means NAL Resources Management Limited;

(aaa)	“NAL Material Subsidiaries” means NAL Petroleum Holdings Ltd. and Addison Energy Limited Partnership;

(bbb)	“NAL Meeting” means the annual and special meeting of NAL Shareholders to consider, among other things, the Arrangement Resolution and related matters, and any adjournments thereof;

(ccc)
“NAL Net Debt” means the consolidated net debt of NAL which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payable), the NAL Debentures, current tax liabilities, and any and all other liabilities and audit adjustments, in each case with respect to each of the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark-to-market value of financial instruments, calculated in accordance with GAAP, and for greater certainty, excluding any NAL Transaction Costs;

(ddd)
“NAL Nominees” means the up to two nominees of NAL to be added to the Pengrowth Board upon the completion of the Arrangement, such nominee or nominees to be selected prior to the Mailing Date in consultation with the Pengrowth Board based upon the skills and needs of the Pengrowth Board;

(eee)	“NAL Prior DSU Plan” means NAL Properties Inc.’s deferred share unit plan effective January 1, 2006 as amended and restated January 1, 2011;

(fff)
“NAL Public Record” means all information filed by or on behalf of NAL after December 31, 2010 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws which is available for public viewing on the SEDAR website under NAL’s profile at www.sedar.com;

(ggg)	“NAL Reserves Report” means the independent engineering evaluations of NAL’s oil, natural gas liquids and natural gas interests prepared by McDaniel effective December 31, 2011;

(hhh)	“NAL Shareholders” means the holders from time to time of NAL Shares;

(iii)	“NAL Shares” means common shares in the share capital of NAL;

(jjj)
“NAL Support Agreements” means the agreements between Pengrowth and the NAL Support Shareholders, pursuant to which the NAL Support Shareholders have agreed to vote the NAL Shares beneficially owned or controlled or subsequently acquired by the NAL Support Shareholders in favour of the Arrangement Resolution and to otherwise support the Arrangement;

(kkk)	“NAL Support Shareholders” means all of the directors and senior officers of NAL;

(lll)
“NAL Transaction Costs” means all costs and expenses incurred by NAL in connection with the transactions contemplated by this Agreement, including the NAL Meeting, including all contract termination costs, seismic transfer costs, legal, accounting, audit, engineering, financial advisory, proxy solicitation, printing and other administrative or professional fees, costs and expenses of third parties incurred by NAL but excluding costs or expenses related to termination of the NAL Administrative Services Agreement;

(mmm)	“NYSE” means the New York Stock Exchange;

(nnn)	“Parties” means Pengrowth and NAL; and “Party” means either one of them;

(ooo)	“Pengrowth Board” means the board of directors of Pengrowth;

(ppp)
“Pengrowth Credit Facilities” means the $1.0 billion term credit facility of Pengrowth with a syndicate of banks and which includes a $250 million expansion subject to the syndicate’s participation and a $50 million operating line;

(qqq)	“Pengrowth Disclosure Letter” means the letter of Pengrowth addressed to NAL dated the date of this Agreement providing disclosure of certain information;

(rrr)
“Pengrowth Financial Statements” means the audited financial statements of Pengrowth for the years ended December 31, 2011 and 2010, together with the notes thereto and the report of the auditors thereon;

(sss)
“Pengrowth Information” means the information describing Pengrowth and its business, operations and affairs specifically provided by Pengrowth to NAL for inclusion or incorporation by reference in the Circular;

(ttt)	“Pengrowth Meeting” means the special meeting of Pengrowth Shareholders to be held to consider the Issuance Resolution and the Board Nominee Resolution, including any adjournment(s) thereof;

(uuu)
“Pengrowth Net Debt” means the consolidated net debt of Pengrowth which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payable), the Pengrowth Notes, current tax liabilities, and any and all other liabilities and audit adjustments, in each case with respect to the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark-to-market value of financial instruments, calculated in accordance with GAAP;

(vvv)	“Pengrowth Notes” means, collectively, the senior unsecured notes of Pengrowth due April 2013, May 2015, December 2015 July 2017, August 2018 and May 2020;

(www)
“Pengrowth Public Record” means all information filed by or on behalf of Pengrowth after December 31, 2010 with the Securities Authorities, in compliance, or intended compliance, with any Applicable Laws which is available for public viewing on the SEDAR website under Pengrowth’s profile at www.sedar.com;

(xxx)
“Pengrowth Reserves Report” means the independent engineering evaluation of Pengrowth’s oil, natural gas liquids and natural gas interests prepared by GLJ effective December 31, 2011 and dated February 27, 2012;

(yyy)	“Pengrowth Shareholders” means the holders from time to time of Pengrowth Shares;

(zzz)	“Pengrowth Shares” means the common shares in the share capital of Pengrowth;

(aaaa)
“Pengrowth Support Agreements” means the agreements between NAL and all of the directors and senior officers of Pengrowth, pursuant to which such directors and officers have agreed to vote the Pengrowth Shares beneficially owned or controlled or subsequently acquired by them in favour of the Issuance Resolution and the Board Nominee Resolution and to otherwise support the Arrangement;

(bbbb)
“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

(cccc)
“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule “A” to this Agreement as amended or supplemented from time to time in accordance with the terms hereof;

(dddd)	“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

(eeee)	“Regulatory Approvals” means (i) the Competition Act Approval and (ii) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse,

without objection, of a prescribed time under any law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities required to consummate the Plan of Arrangement, except, in the case of (ii) only, for those sanctions, rulings, consents, orders, exemptions, permits and other approvals, the failure of which to obtain individually or in the aggregate, would not reasonably be expected to materially impede or delay the completion of the Arrangement;

(ffff)	“Representatives” has the meaning ascribed in Section 3.4(a);

(gggg)
“Returns” shall mean all reports, filings, notices, schedules, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns including any amendments, attachments or appendices and exhibits thereto, made, prepared or filed or required to be filed with a Governmental Authority in connection with, any Taxes;

(hhhh)	“Scotia Waterous” means Scotia Waterous Inc., financial advisor to Pengrowth;

(iiii)	“SEC” means the U.S. Securities and Exchange Commission;

(jjjj)	“Securities Act” means the Securities Act, R.S.A. 2000, c. S-4;

(kkkk)	“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada;

(llll)	“subsidiary” means, with respect to a specified entity, any:

(i)
body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;

(ii)
entity which is not a body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and, in the case of a limited partnership, of which such specified entity, or a subsidiary of such specified entity, is a general partner; and

(iii)	issuer that would constitute a subsidiary as defined in the Securities Act;

(mmmm)	“Superior Proposal” has the meaning set forth in Section 3.4(b)(vi)(A);

(nnnn)
“Supplemental Debenture Indenture” means a supplemental indenture to be entered into in accordance with the NAL Debenture Indenture pursuant to which Pengrowth shall assume all of the covenants and obligations of NAL under the Debenture Indenture in respect of the Debentures, which supplemental indenture shall entitle the holders of the Debentures after the Effective Time to acquire Pengrowth Shares, in lieu of NAL Shares, on conversion, redemption or maturity of the Debentures;

(oooo)	“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (4th Supp);

(pppp)
“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, alternative minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Authority pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax and any liability for such taxes imposed by law with respect to any other person arising pursuant to any tax sharing, indemnification or other agreements or any liability for taxes of any predecessor or transferor entity and whether disputed or not;

(qqqq)	“Third Party Beneficiaries” has the meaning ascribed in Section 10.7;

(rrrr)	“TSX” means the Toronto Stock Exchange;

(ssss)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(tttt)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

(uuuu)	“U.S. Securities Act” means the United States Securities Act of 1933;

(vvvv)	“U.S. Securities Authorities” means, collectively, the SEC and similar securities regulatory authorities in each of the U.S. states; and

(wwww)	“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa and words importing the use of any gender include all genders.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Entire Agreement

(a)
This Agreement has been amended and restated effective April 20, 2012. Notwithstanding such restatement, this Agreement shall be dated as of March 22, 2012 and references to time herein and as of the date hereof shall be considered to speak as of March 22, 2012 except where the context otherwise indicates or requires.

(b)
This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. For greater certainty, the NAL Support Agreements and the Pengrowth Support Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles determined with reference to the Handbook (“GAAP”) and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP, which incorporates International Financial Reporting Standards under Part 1 of the Handbook for periods beginning on and after January 1, 2011, and Canadian generally accepted accounting principles under Part V of the Handbook prior to January 1, 2011.

1.8	Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of Pengrowth, include disclosure to Pengrowth or its representatives, or in the case of NAL, include disclosure to NAL or its representatives.

1.9	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10	Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.11	Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of the Party after due inquiry. In the context of a covenant of a Party set out in this Agreement, the knowledge of such Party means the actual knowledge of the senior officers of such Party and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.12	Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in negotiating, drafting and settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.13	Schedules

The following schedule attached hereto is incorporated into and forms an integral part of this Agreement:

Schedule A – Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT AND MEETINGS

2.1	Plan of Arrangement

The Parties agree that the Arrangement, pursuant to which, among other things, holders of NAL Shares shall receive, for each NAL Share held, 0.86 of a Pengrowth Share, shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order, Final Order, etc.

(a)
NAL shall, by not later than April 21, 2012 or such later date as may be agreed to by Pengrowth, apply to the Court, in a manner reasonably acceptable to Pengrowth, for the Interim Order and thereafter diligently seek the Interim Order and, upon receipt thereof, NAL shall forthwith carry out the terms of the Interim Order to the extent applicable to it.  The Interim Order shall provide, among other things:

(i)
for the calling and holding of the NAL Meeting, including the record date for determining the persons to whom notice is to be provided in respect of the Arrangement and the NAL Meeting and for the manner in which such notice is to be provided;

(ii)	that the NAL Shareholders shall be entitled to vote with respect to the Arrangement Resolution, with each NAL Shareholder being entitled to one vote for each NAL Share held;

(iii)
that, subject to the approval of the Court, the requisite majority for the approval of the Arrangement Resolution shall be at least two-thirds of the votes cast by the NAL Shareholders present in person or represented by proxy at the NAL Meeting;

(iv)	that in all other respects, the terms, restrictions and conditions of NAL’s articles and by-laws, including quorum requirements and all other matters shall apply in respect of the NAL Meeting;

(v)	for the grant of Dissent Rights in the manner contemplated in the Plan of Arrangement and the Interim Order; and

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

(b)
Provided all necessary approvals for the Arrangement Resolution are obtained from the NAL Shareholders, and all necessary approvals for the Issuance Resolution and the Board Nominee Resolution are obtained from the Pengrowth Shareholders, NAL shall, as soon as reasonably practicable following the NAL Meeting, submit the Arrangement to the Court and apply for the Final Order.

(c)
Forthwith following the issuance of the Final Order and subject to the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 5, NAL shall proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality.

2.3	Circular and Meetings

(a)	As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws:

(i)
Pengrowth shall: (i) assist NAL with the preparation of the Circular; (ii) furnish NAL with the Pengrowth Information in a timely manner, in order that the Parties can comply with the timeline set forth in this Section 2.3; (iii) cause the Circular to be mailed to the Pengrowth Shareholders and filed with applicable Securities Authorities, other regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed by no later than April 28, 2012; and (iv) call, give notice of and convene the Pengrowth Meeting by no later than May 31, 2012; and

(ii)
NAL shall: (i) prepare the Circular and cause the Circular to be mailed to the NAL Shareholders and filed with applicable Securities Authorities, other regulatory authorities and other Governmental Authorities in all jurisdictions where the same is required to be mailed and filed by no later than April 28, 2012; and (ii) call, give notice of and convene the NAL Meeting by no later than May 31, 2012.

(b)
Each Party shall ensure that the information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(c)	The Parties shall cooperate in the preparation, filing and mailing of the Circular. NAL shall provide Pengrowth and its representatives with a reasonable opportunity to review and comment on the Circular and any other relevant documentation and reasonable consideration shall be given to any comments made by Pengrowth, provided that all information relating solely to Pengrowth included in the Circular shall be in form and content satisfactory to Pengrowth, acting reasonably, and provided that the Circular shall comply in all respects with Applicable Laws. All information relating solely to NAL included in the Circular shall be in form and substance satisfactory to NAL acting reasonably.

2.4	General

(a)
NAL shall provide Pengrowth and its counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed by NAL with the Court in connection with the Arrangement and any supplement or amendment thereto and provide counsel to Pengrowth on a timely basis with copies of any notice of appearance and evidence served on NAL or its counsel in respect of the application for the Interim Order and/or the Final Order or any appeal therefrom and of any notice (written or oral) received by NAL indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.

(b)
NAL shall not file any material with the Court in connection with the Arrangement or serve any such material and shall not agree to modify or amend materials so filed or served except as contemplated hereby or with the prior written consent of Pengrowth, such consent not to be unreasonably withheld, conditioned or delayed.

2.5	NAL Board Recommendation

Based upon, among other things, the opinion of BMO Capital Markets, the NAL Board has unanimously determined that the Arrangement is in the best interests of NAL, is fair to the NAL Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and has resolved unanimously to recommend NAL Shareholders vote in favour of the Arrangement.  Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included in the Circular.

2.6	NAL Fairness Opinion

NAL will use commercially reasonable efforts to obtain a written opinion from BMO Capital Markets to the effect that the consideration to be received by the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the NAL Shareholders and include a copy of such opinion in the Circular.

2.7	Pengrowth Board Recommendation

Based upon, among other things, the opinion of Scotia Waterous, the Pengrowth Board has unanimously determined that the Arrangement is in the best interests of Pengrowth, is fair to the Pengrowth Shareholders and has unanimously approved the Arrangement and the entering into of the Arrangement Agreement and has resolved unanimously to recommend Pengrowth Shareholders vote in favour of the Issuance Resolution and the Board Nominee Resolution.  Notice of such approvals, determinations and resolutions shall, subject to the terms hereof, be included in the Circular.

2.8	Pengrowth Fairness Opinion

Pengrowth will use commercially reasonable efforts to obtain a written opinion from Scotia Waterous to the effect that the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders and include a copy of such opinion in the Circular.

2.9	Regulatory Matters

(a)
The Parties shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by any of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable laws in connection with the Arrangement and this Agreement as promptly as practicable hereafter.

(b)
Each Party shall promptly notify the other Party if at any time before the Effective Time it becomes aware that the Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any circular or other filing under Applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made, or of information that otherwise requires an amendment or supplement to the Circular, such application, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by the Parties.

(c)
Each Party will promptly inform the other Party of any requests or comments made by Securities Authorities in connection with the Circular.  Each of the Parties will cooperate with the other and shall diligently do all such acts and things as may be necessary in the manner contemplated in the context of the preparation of the Circular and use its commercially reasonable efforts to resolve all requests or comments made by Securities Authorities with respect to the Circular and any other required filings under Applicable Laws as promptly as practicable after receipt thereof.

2.10	Closing

The closing of the transactions contemplated hereby and by the Arrangement will take place at the offices of Bennett Jones LLP, in Calgary, Alberta on the Closing Date.

2.11	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Arrangement has become effective as of the Effective Time.  The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about May 31, 2012 or as soon thereafter as reasonably practicable and, in any event, by June 15, 2012.

2.12	Public Communications

The Parties shall advise, consult and cooperate with each other prior to issuing, or permitting any of their directors, officers, employees or agents to issue any news releases or otherwise make public statements with respect to this Agreement, the Arrangement, the transactions with respect thereto, from the date hereof until the Effective Time. The Parties shall not issue any such news releases or make any such public statement prior to such consultation, except as may be required by Applicable Law including, for greater certainty, in order to fulfill continuous disclosure obligations under Applicable Laws or the fiduciary duties of the applicable board of directors and only after using its reasonable commercial efforts to consult each other taking into account the time constraints to which it is subject as a result of such law or obligation.

2.13	Treatment of NAL DSUs

(a)	The particulars of the NAL DSUs outstanding as at the date hereof are fully disclosed in the NAL Disclosure Letter.

(b)
NAL covenants and agrees to redeem all of the outstanding NAL DSUs in accordance with the NAL 2011 DSU Plan and the NAL Prior DSU Plan, as applicable, and to pay the redemption price of the NAL DSUs so redeemed in cash, after deduction of any applicable taxes and other source deductions required to be withheld by NAL, to the holders of NAL DSUs on or prior to the Effective Date.

2.14	Indemnities and Directors’ and Officers’ Insurance

(a)
Pengrowth agrees that Pengrowth, NAL and its successors shall fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of NAL pursuant to the provisions of the constating documents of NAL, applicable corporate legislation and any written indemnity agreements which have been entered into between NAL and its officers and directors effective on or prior to the date hereof; and

(b)
Prior to the Effective Date, NAL shall be entitled to secure “run off” directors’ and officers’ liability insurance for its officers and directors, provided that such insurance is approved by Pengrowth, acting reasonably, covering claims made prior to or within six years after the Effective Date and Pengrowth agrees to not take or permit any action to be taken by or on behalf of NAL to terminate or adversely affect such directors’ and officers’ insurance.

2.15	Tax Withholdings

Pengrowth shall be entitled to deduct and withhold from any consideration otherwise payable to any NAL Shareholder, and, for greater certainty, from any amount payable to a NAL Shareholder who has validly exercised, and not withdrawn, Dissent Rights, as the case may be, under the Plan of Arrangement, such amounts as Pengrowth is required to deduct and withhold from such consideration in accordance with applicable Tax laws and administrative policy of the Canada Revenue Agency. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the NAL Shareholder, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. In connection with any amount required to be withheld pursuant to the Plan of Arrangement, Pengrowth may direct the Depositary to withhold such number of Pengrowth Shares that may otherwise be paid to such NAL Shareholder under the Plan of Arrangement and to sell such shares on the TSX for cash proceeds to be used for such withholding.

2.16	U.S. Securities Laws

The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement (both procedurally and substantively) at a hearing at which NAL Shareholders have a right to appear and grants the Final Order, the issuance of the Pengrowth Shares issuable to NAL Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof.  Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.13.

ARTICLE 3
COVENANTS

3.1	Covenants of Pengrowth

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, except with the prior written consent of NAL, and except as otherwise expressly permitted or specifically contemplated by this Agreement  or as otherwise required by Applicable Laws:

(a)
Other than as contemplated in the Pengrowth Disclosure Letter, Pengrowth’s business shall be conducted only in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing ownership and operation of such property). Pengrowth shall consult with NAL in respect of the ongoing material business and affairs of Pengrowth and keep NAL apprised of all material developments relating thereto;

(b)
Pengrowth shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares other than regular monthly cash dividends on the Pengrowth Shares of an amount equal to $0.07 per Pengrowth Share; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (iii) split, combine or reclassify any of its securities; (iv) other than as contemplated in the Pengrowth Disclosure Letter, pursue, complete or agree to complete any material corporate acquisition or disposition, amalgamation, merger, arrangement, or make any material change to the business, capital or affairs of Pengrowth;  (iv) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or reorganization of Pengrowth or any of its subsidiaries; (v) make any material adverse change to the business, capital or affairs of Pengrowth; (vi) reduce the stated capital of Pengrowth or any of the outstanding Pengrowth Shares; (vii) pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice; (viii) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might, directly or indirectly, interfere with or adversely affect the consummation of the Arrangement or (ix) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Pengrowth will promptly provide to NAL, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to Pengrowth’s obligations under Applicable Laws to make continuous disclosure and timely disclosure of material information, and NAL agrees to keep such information confidential until it is filed as part of the Pengrowth Public Record;

(d)
Pengrowth shall cause its current insurance (or re-insurance) policies or those policies of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date;

(e)
Pengrowth shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might, directly or indirectly, interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by Pengrowth in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(f)
Pengrowth shall promptly notify NAL in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Pengrowth threatened, financial or otherwise) in its or its subsidiaries’ business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Pengrowth in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Pengrowth shall in good faith discuss with NAL any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Pengrowth threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to NAL pursuant to this provision;

(g)	Pengrowth shall promptly advise NAL in writing of any material breach by Pengrowth of any representation, warranty, covenant, obligation or agreement contained in this Agreement;

(h)
Pengrowth will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Pengrowth;

(i)	Pengrowth shall provide notice to NAL of the Pengrowth Meeting and allow NAL’s representatives to attend such meeting;

(j)
Pengrowth shall ensure that it has available funds to make, within the time periods contemplated herein, the payment of the amount required by Section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k)
Pengrowth shall use reasonable commercial efforts to preserve intact its business, organization, assets, properties and goodwill and maintain satisfactory relationships with suppliers, distributors, customers and others having advantageous business relationships with it;

(l)
Pengrowth shall cooperate with NAL in the preparation of the Circular and provide to NAL, in a timely and expeditious manner, the Pengrowth Information for inclusion in the Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Laws on the date of issue thereof, and Pengrowth shall provide NAL and its representatives with a reasonable opportunity to review and comment on the Pengrowth Information and any other relevant documentation and reasonable consideration shall be given to any comments made by NAL;

(m)
Pengrowth shall ensure that the Circular has been prepared in compliance with Applicable Laws and shall include, without limitation, the determinations and recommendations of the Pengrowth Board pursuant to Section 2.7;

(n)	Pengrowth will use reasonable commercial efforts to maintain the listing of the Pengrowth Shares on the TSX and the NYSE;

(o)
Pengrowth shall indemnify and save harmless NAL and the directors, officers and agents of NAL from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which NAL, or any director, officer or agent thereof, may be subject or which NAL, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Pengrowth in the Circular;

(ii)
any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by Pengrowth in the Circular, which prevents or restricts trading in the Pengrowth Shares; or

(iii)	Pengrowth not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that Pengrowth shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular based solely on the NAL Information included in the Circular, the negligence of NAL or the non-compliance by NAL with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(p)
except for proxies and other non-substantive communications with the holders of Pengrowth securities, and communications that Pengrowth is required to keep confidential pursuant to Applicable Laws, Pengrowth shall furnish promptly to NAL or NAL’s counsel, a copy of each material notice, report, schedule or other document delivered, filed or received by Pengrowth from holders of Pengrowth securities or Governmental Authorities in connection with: (i) the Arrangement; (ii) the Pengrowth Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated by this Agreement;

(q)
Pengrowth shall solicit proxies to be voted at the Pengrowth Meeting in favour of matters to be considered at the Pengrowth Meeting, including the Issuance Resolution and the Board Nominee Resolution and shall use its reasonable commercial efforts to ensure that the directors and officers of Pengrowth respond to queries from beneficial holders of Pengrowth Shares or their representatives to solicit votes in favour of the matters to be considered at the Pengrowth Meeting;

(r)	Pengrowth shall conduct the Pengrowth Meeting in accordance with the constating documents of Pengrowth and as otherwise required by Applicable Laws;

(s)
Pengrowth shall use reasonable commercial efforts to continue to maintain its status as a “reporting issuer” (or similar designation) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer as of the date of this Agreement, and Pengrowth shall use commercially reasonable efforts to timely file all reports required to be filed with the SEC pursuant to the U.S. Exchange Act for Pengrowth to be in compliance with the current public information requirement under Rule 144(c)(1) promulgated under the U.S. Securities Act;

(t)
Pengrowth shall, on the Effective Date, provide to the Depositary an irrevocable direction authorizing and directing the Depositary to issue the Pengrowth Shares issuable under the Arrangement to holders of the NAL Shares and shall irrevocably direct the Depositary to distribute the Pengrowth Shares to the holders of the NAL Shares in accordance with the terms of the Plan of Arrangement;

(u)	Pengrowth shall use its reasonable commercial efforts to obtain the written consent of any third parties as are required for the consummation of the Arrangement or as otherwise contemplated hereby;

(v)
Pengrowth will furnish promptly to NAL or NAL’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Pengrowth in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws in connection with the transactions contemplated hereby; and (iii) any dealings with any Governmental Authority in connection with the transactions contemplated hereby;

(w)
Pengrowth shall use all reasonable commercial efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, in accordance with the terms thereof, including using its reasonable commercial efforts to:

(i)
obtain all necessary consents, approvals, authorizations and filings as are required to be obtained or made by Pengrowth under any Applicable Laws and to satisfy any condition provided for under this Agreement;

(ii)	oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect its ability to consummate the Arrangement; and

(iii)	co-operate with NAL in connection with the performance by it of its obligations hereunder;

(x)	Pengrowth will use its reasonable commercial efforts to assist NAL in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Arrangement;

(y)
Pengrowth will make application to the TSX and the NYSE to: (i) list the Pengrowth Shares that will be issuable to the NAL Shareholders pursuant to the Arrangement and the Pengrowth Shares issuable on the conversion, redemption or maturity of the NAL Debentures on the TSX and the NYSE; (ii) list the NAL Debentures (as assumed by Pengrowth pursuant to the Arrangement) on the TSX; and (iii) obtain approval from the TSX and the NYSE, subject only to customary conditions, for the listing of such Pengrowth Shares and NAL Debentures upon completion of the Arrangement;

(z)
provided that the Board Nominee Resolution is approved by the Pengrowth Shareholders, Pengrowth shall use reasonable commercial efforts to ensure that the NAL Nominees are appointed to the Pengrowth Board with effect as and from the Effective Time or, in the event the Board Nominee Resolution is not approved and the Pengrowth Board accepts the resignation of one or both of the Board Nominees, as the case may be, in accordance with Pengrowth’s majority voting policy, Pengrowth shall use reasonable commercial efforts to ensure that up to two nominees of NAL, as the case may be, are appointed to the Pengrowth Board with effect as and from the Effective Time;

(aa)	Pengrowth shall provide to NAL all such information respecting its business, operations and affairs as may be reasonably requested from time to time by NAL;

(bb)	Pengrowth shall or shall cause NAL to comply with the terms of the NAL Debentures and the NAL Debenture Indenture following the Effective Date;

(cc)	Pengrowth shall defend all lawsuits and other legal, regulatory or other proceedings against it challenging or affecting this Agreement or the transactions contemplated hereby;

(dd)	Pengrowth shall:

(i)
duly and timely file all Returns required to be filed by it on or after the date hereof but prior to the Effective Time (including, without limitation, all applicable Returns for its most recent financial year end) and ensure that all such Returns are true, complete and correct in all material respects;

(ii)
timely pay all Taxes that are due and payable prior to the Effective Time (other than those that are being contested in good faith and in respect of which reserves have been provided in the Pengrowth Financial Statements);

(iii)
not breach any flow-through share agreement to which it is or was a party in respect of the issuance of flow-through shares (as defined under the Tax Act) prior to the Effective Time and, in particular, not fail to incur and renounce expenses which it covenanted to incur and renounce in respect thereof;

(iv)	not make a request for a tax ruling or enter into any agreement with any taxing authorities;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(vi)
not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2011 and prior to the date hereof, except as may be required by Applicable Laws;

(vii)
properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Pengrowth which are not due or payable prior to the Effective Date;

(viii)
not, directly or indirectly reduce the amount or amend the characterization of any of its individual categories of tax attributes, including, without limitation, any of its resource pools or non-capital loss carryforwards; and

(ix)
not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Return, election or designation, without the consent of NAL, such consent not to be unreasonably withheld, except where the failure to comply with any of the foregoing would not have a material adverse effect on Pengrowth’s tax pools or tax position.

3.2	Covenants of NAL

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, except with the prior written consent of Pengrowth, and except as otherwise expressly permitted or specifically contemplated by this Agreement, the NAL Disclosure Letter or as required by Applicable Laws:

(a)
NAL’s business and the business of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), NAL shall consult with Pengrowth in respect of the ongoing business and affairs of NAL and its subsidiaries and keep Pengrowth apprised of all material developments relating thereto;

(b)
NAL nor any of its subsidiaries shall, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the outstanding NAL Shares other than regular monthly cash dividends on the NAL Shares of an amount equal to $0.05 per NAL Share; (iii) issue (other than on conversion, redemption or maturity of the currently outstanding NAL Debentures in accordance with their terms or pursuant to the NAL DRIP), grant, sell or pledge or agree to issue, grant, sell or pledge any NAL Shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, NAL Shares; (iv) redeem, purchase or otherwise acquire any of the outstanding NAL Shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of NAL and any of its subsidiaries; (vii) pursue, complete or agree to complete any corporate acquisition or disposition, amalgamation, merger, arrangement, or make any material change to the business, capital or affairs of NAL or any of its subsidiaries; (viii) reduce the stated capital of NAL or any of its subsidiaries or any of its outstanding NAL Shares; (ix) pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice; (x) sell, dispose of, transfer, convey, encumber, surrender, release or abandon the whole or any part of its material assets, other than production in the ordinary course; (xi) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement; (xii) attend any investor, trade or other conference or otherwise engage in any marketing activities with respect to NAL or any of its securities; and (xiii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
NAL or any of its subsidiaries shall not, directly or indirectly, except for expenditures considered necessary by NAL, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect of property or the environment and except in relation to such capital expenditures agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the NAL Disclosure Letter and the NAL Capital Budget): (i) sell, pledge, dispose of or encumber any assets, other than production in the ordinary course of business or as disclosed in the NAL Disclosure Letter; (ii) expend or commit to expend any amount with respect to any capital expenditures having an individual value in excess of $5,000,000; (iii) acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof which is not a subsidiary or affiliate of NAL as of the date hereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (iv) acquire any material assets except for such assets agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the NAL Disclosure Letter and the NAL Capital Budget); (v) incur any indebtedness for borrowed money in excess of $5,000,000 or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other person, or make any loans or advances, other than (1) in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the transactions contemplated hereunder, (2) the amounts contemplated by Section 2.11 in relation to the redemption of the NAL DSUs outstanding as of the Effective Date, (3) the amounts contemplated in Section 2.12 in relation to the payment of NAL Transaction Costs, (4) the amounts required to secure any “run off” directors’ and officers’ liability insurance in the manner contemplated by Section 2.13(b), (5) in relation to such capital expenditures agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the NAL Disclosure Letter and the NAL Capital Budget), (6) the amounts required to pay NAL’s monthly dividend of $0.05 per NAL Share, or (7) or as otherwise contemplated in this Agreement or in respect of the Arrangement; (vi) authorize, recommend or propose any release or relinquishment or any material contract right; (vii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document (including, without limitation, the NAL Administrative Services Agreement); (viii) pay, discharge or satisfy any material claims, liabilities or obligations except in the ordinary course of business; (ix) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (x) enter into any agreement or understanding with regards to any lease for real property; (xi)  enter into commitments of a capital expenditure nature, including Crown lease purchases and freehold lease acquisitions, involving an expenditure in excess of $5,000,000 except for such commitments agreed to by the Parties prior to the date hereof (as noted by reference to Section 3.2 in the NAL Disclosure Letter and the NAL Capital Budget); (xii) enter into any non-arm’s length transactions including with any directors or any officers, directors, employees or consultants of the Manager, except as contemplated in this Agreement; (xiii) enter into any agreements for the sale of production having a term of more than 30 days; (xiv) enter into any consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)
NAL or any of its subsidiaries shall not: (i) hire any officer, director, employee or consultant; (ii) increase the compensation of any officer or director in any form; (iii) take any action with respect to the amendment of any severance or termination pay policies or arrangements for any officers or directors; (iv) amend the NAL 2011 DSU Plan, the NAL Prior DSU Plan or the terms of any outstanding NAL DSUs thereunder; (v) issue any NAL DSUs except for the issuance of NAL DSUs in accordance with the terms of the NAL 2011 DSU Plan in the ordinary course through the passage of time and upon the completion of the Arrangement; (vi) grant any advance any loan to any officer or director or any other party; or (vii) adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock purchase plan, fund or arrangement for the benefit of officers or directors, except in the ordinary course in accordance with the terms of the NAL Administrative Services Agreement;

(e)
NAL will promptly provide to Pengrowth, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to NAL’s obligations under Applicable Laws to make continuous and timely disclosure of material information, and Pengrowth agrees to keep such information confidential until it is filed as part of the NAL Public Record;

(f)
NAL shall cause its current insurance (or re-insurance) policies or those policies of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and NAL shall consult with Pengrowth with respect to all such matters prior to taking any action in respect thereof;

(g)
NAL shall withhold from any payment made to any of its present or former directors in respect of any payments contemplated by this Agreement including, without limitation, in connection with the NAL DSUs, all amounts required by law or administrative practice to be withheld by it on account of Taxes and other source deductions;

(h)
Neither NAL nor the NAL Board will agree or consent to the release of any director or officer of NAL from any fiduciary duty owed by such person to NAL or any subsidiary of NAL or the NAL Shareholders, including and without limitation, as would allow any such person to pursue any corporate opportunities that would otherwise be the property of NAL;

(i)
NAL shall not take any action, refrain from taking any action, permit any action to be taken or not taken by it or any of its subsidiaries, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by NAL  or by NAL on behalf of its subsidiaries in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(j)
NAL shall promptly notify Pengrowth in writing of any material change (actual, anticipated, contemplated or, to the knowledge of NAL threatened, financial or otherwise) in its or its subsidiaries’ business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by NAL or by NAL on behalf of its subsidiaries in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and NAL shall in good faith discuss with Pengrowth any change in circumstances (actual, anticipated, contemplated, or to the knowledge of NAL threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Pengrowth pursuant to this provision;

(k)	NAL shall promptly advise Pengrowth in writing of any material breach by NAL of any representation, warranty, covenant, obligation or agreement contained in this Agreement;

(l)
NAL will use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the satisfaction of the same is within the control of NAL;

(m)
NAL shall ensure that it has available funds to make, within the time periods contemplated herein, the payment of the amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(n)	NAL shall provide notice to Pengrowth of the NAL Meeting and allow Pengrowth’s representatives to attend such meeting;

(o)
NAL shall use reasonable commercial efforts to preserve intact its business, organization, assets, properties and goodwill and maintain satisfactory relationships with suppliers, distributors, customers and others having advantageous business relationships with it;

(p)	NAL shall use its reasonable commercial efforts to obtain the written consent of any third parties as are required for the consummation of the Arrangement or as otherwise contemplated hereby;

(q)
NAL shall ensure that the Circular has been prepared in compliance with Applicable Laws and shall include, without limitation, the determinations and recommendations of the NAL Board pursuant to Section  2.5 and the fairness opinion contemplated by Section 2.6;

(r)
NAL shall cooperate with Pengrowth in the preparation of the Circular and shall provide Pengrowth and its representatives with a reasonable opportunity to review and comment on the NAL Information and any other relevant documentation and reasonable consideration shall be given to any comments made by Pengrowth;

(s)	NAL will use reasonable commercial efforts to maintain the listing of the NAL Shares on the TSX;

(t)
NAL shall indemnify and save harmless Pengrowth and the directors, officers and agents of Pengrowth from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Pengrowth, or any director, officer or agent thereof, may be subject or which Pengrowth, or any director, officer or agent thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by NAL in the Circular;

(ii)
any order made or any inquiry, investigation or proceeding by any Securities Authority or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by NAL in the Circular, which prevents or restricts trading in the NAL Shares; or

(iii)	NAL not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement,

except that NAL shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular based solely on the Pengrowth Information included in the Circular, the negligence of Pengrowth or the non-compliance by Pengrowth with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(u)	NAL shall provide to Pengrowth all such information respecting its business, operations and affairs as may be reasonably requested from time to time by Pengrowth;

(v)
except for proxies and other non-substantive communications with the holders of NAL securities, and communications that NAL is required to keep confidential pursuant to Applicable Laws, NAL shall furnish promptly to Pengrowth or Pengrowth’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by NAL from holders of NAL securities or Governmental Authorities in connection with: (i) the Arrangement; (ii) the NAL Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated by this Agreement;

(w)
NAL shall solicit proxies to be voted at the NAL Meeting in favour of matters to be considered at the NAL Meeting, including the Arrangement Resolution and shall use its reasonable commercial efforts to insure that the directors and officers of NAL respond to queries from beneficial holders of NAL Shares or their representatives to solicit votes in favour of the matters to be considered at the NAL Meeting;

(x)	NAL shall conduct the NAL Meeting in accordance with the constating documents of NAL, the Interim Order and as otherwise required by Applicable Laws;

(y)	NAL will forthwith carry out the terms of the Interim Order and the Final Order applicable to it;

(z)
NAL shall, on an as received basis, promptly advise Pengrowth of the number of NAL Shares for which NAL receives notices of dissent or written objections to the Arrangement and provide Pengrowth with copies of such notices and written objections;

(aa)
NAL shall use reasonable commercial efforts to continue to maintain its status as a “reporting issuer” (or similar designation) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer as of the date of this Agreement;

(bb)	NAL shall:

(i)
duly and timely file all Returns required to be filed by it and cause all of its subsidiaries to duly and timely file all required Returns on or after the date hereof but prior to the Effective Time (including, without limitation, all applicable Returns for its most recent financial year end) and ensure that all such Returns are true, complete and correct in all material respects;

(ii)
timely pay all Taxes that are due and payable prior to the Effective Time (other than those that are being contested in good faith and in respect of which reserves have been provided in the NAL Financial Statements);

(iii)	not breach any flow-through share agreement to which it is or was a party in respect of the issuance of flow-through shares (as defined under the Tax Act) prior to the Effective

Time and, in particular, not fail to incur and renounce expenses which it covenanted to incur and renounce in respect thereof;

(iv)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)
not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending December 31, 2011 and prior to the date hereof, except as may be required by applicable laws;

(vii)
properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of NAL which are not due or payable prior to the Effective Date;

(viii)
not, directly or indirectly, reduce the amount or amend the characterization of any of its individual categories of tax attributes, including, without limitation, any of its resource pools or non-capital loss carryforwards; and

(ix)
not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Return, election or designation, without the consent of Pengrowth, such consent not to be unreasonably withheld, except where the failure to comply with any of the foregoing would not have a material adverse effect on NAL’s tax pools or tax position;

(cc)
NAL will cooperate with Pengrowth in making application to the TSX and the NYSE to: (i) list the Pengrowth Shares that will be issuable to the NAL Shareholders pursuant to the Arrangement and the Pengrowth Shares issuable on the conversion, redemption or maturity of the NAL Debentures on the TSX and the NYSE; (ii) list the NAL Debentures (as assumed by Pengrowth pursuant to the Arrangement) on the TSX; and (iii) obtain approval from the TSX and the NYSE, subject only to customary conditions, for the listing of such Pengrowth Shares and Debentures upon completion of the Arrangement.

3.3	Mutual Covenants Regarding the Arrangement

From the date hereof until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8, each Party shall:

(a)	use its reasonable commercial efforts to complete the Arrangement on or before May 31, 2012 and, in any event, no later than June 15, 2012;

(b)
use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts to:

(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii)
obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated by this Agreement; and

(iii)
effect all necessary registrations and filings and the submission of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement including, without limitation, the Competition Act Approval;

(c)	in connection with the Competition Act Approval:

(i)
Pengrowth and NAL shall as promptly as reasonably practicable duly file with the Competition Bureau, a request for an ARC under section 102 of the Competition Act and supply the Commissioner with such additional information as the Commissioner may request. Pengrowth shall have the primary responsibility for the preparation and submission of a request for an ARC pursuant to section 102 of the Competition Act. Pengrowth and NAL shall respond as promptly as reasonably practicable under the circumstances to any inquiries received from the Competition Bureau for additional information or documentation and to all inquiries and requests received from the Competition Bureau;

(ii)
the Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with Section 3.3(c)(i) above, including providing each other with advance copies and reasonable opportunities to comment on all filings made with the Competition Bureau and any additional or supplementary information supplied pursuant thereto in respect of the Competition Act (except for information which Pengrowth or NAL, in each case acting reasonably, consider highly confidential and sensitive which may be provided on a confidential and privileged basis to outside counsel of the other Party), and all notices and correspondence received from the Competition Bureau with respect to any filings under the Competition Act; and

(iii)
notwithstanding any other provision herein, in no event will Pengrowth be required hereunder or otherwise to agree to any material hold separate, divestiture or other order, decree or restriction on the businesses of Pengrowth or any other business, the conduct thereof or future transactions;

(d)
use its reasonable commercial efforts to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected or submitted by it in connection with the Arrangement, including, without limitation, under the Competition Act as set out above in Section 3.3(c), and to obtain all necessary consents, waivers and approvals required to be obtained by it in connection with the Arrangement; and

(e)
use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, to maintain ongoing communications as between representatives of the Parties, subject in all cases to the Confidentiality Agreement.

3.4	NAL’s Covenants Regarding Non-Solicitation

(a)
NAL shall immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any of its officers, directors, advisors, representatives and agents (collectively, the “Representatives”)), if any, with any third parties other than Pengrowth, initiated before the date of this Agreement with respect to any Acquisition Proposal. Subject to this Section 3.4, as of and from the date hereof until termination of this Agreement pursuant to Article 8, NAL shall discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise and shall (pursuant to and in accordance with each applicable confidentiality agreement) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with NAL relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that requests are honoured.

(b)	NAL shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

(i)
solicit, assist, facilitate, initiate, entertain or encourage, or take any action to solicit, assist, facilitate, initiate, entertain or encourage, any inquiries or communication regarding or the making of any proposal or offer that constitutes, may constitute, or may reasonably be expected to lead to, an Acquisition Proposal, including, without limitation, by way of furnishing information;

(ii)
withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to Pengrowth, the approval of the Arrangement by the NAL Board or the recommendation of the NAL Board that the NAL Shareholders vote in favour of the Arrangement at the NAL Meeting;

(iii)
enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish or provide access to any other person any information with respect to its or its subsidiaries’ securities, business, properties, operations or condition (financial or otherwise) in connection with, or in furtherance of, an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iv)
release, waive or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear in respect of any rights or other benefits under any confidentiality agreements, including, without limitation, any “standstill provisions” thereunder; or

(v)	accept, recommend, approve, agree to endorse or propose to accept, recommend, approve, agree to endorse or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, NAL and its Representatives may:

(vi)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by NAL or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to the execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Pengrowth as set out below), may furnish to such third party information concerning NAL and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made an unsolicited written bona fide Acquisition Proposal and the NAL Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) after consultation with its financial advisor, the Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to NAL Shareholders than the transaction contemplated by this Agreement in its current form; and (3) after receiving the advice of outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Laws  (a “Superior Proposal”); and

(B)
prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, NAL provides prompt notice to Pengrowth to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person together with a copy of the confidentiality and standstill agreement referenced above and if not previously provided to Pengrowth, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that NAL shall notify Pengrowth orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Pengrowth, copies of all information provided to such party and all other information reasonably requested by Pengrowth), immediately and in no event later than 24 hours of the receipt thereof, shall keep Pengrowth informed of the status and details of any such inquiry, offer or proposal and answer Pengrowth’s questions with respect thereto;

(vii)
comply with Division 3 of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(viii)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the NAL Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the advice of outside counsel, that the failure to take such action is inconsistent with its fiduciary duties under Applicable Laws and NAL complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 8.1(e) and concurrently therewith pays the amount required by Section 6.1.

(c)	In the event that NAL is in receipt of a Superior Proposal, it shall give Pengrowth, orally and in writing, at least three (3) Business Days advance notice of any decision by the NAL Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the NAL Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such three (3) Business Day period, NAL agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions  (which, for greater certainty, shall prevent the party making the Superior Proposal from making any Acquisition Proposal to the NAL Board that is not solicited, initiated, encouraged or knowingly facilitated by NAL) and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three (3) Business Day period, NAL shall, and shall cause its financial and legal advisors to, negotiate in good faith with Pengrowth and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable NAL to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Pengrowth proposes to amend this Agreement to provide that the NAL Shareholders shall receive a value per NAL Share equal to or having a value greater than the value per NAL Share provided in the Superior Proposal and so advises the NAL Board prior to the expiry of such three (3) Business Day period, the NAL Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  Notwithstanding the foregoing, and for greater certainty, Pengrowth shall have no obligation to make or negotiate any changes to this Agreement in the event that NAL is in receipt of a Superior Proposal.

(d)
Pengrowth agrees that all information that may be provided to it by NAL with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e)
If required by Pengrowth, NAL shall, subsequent to three (3) Business Day notice period contemplated by Section 3.4(c), reaffirm its recommendation of the Arrangement by press release promptly in the event that: (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or (ii) the Parties have entered into an amended agreement pursuant to Section 3.4(c) which results in any Acquisition Proposal not being a Superior Proposal.

(f)
NAL shall ensure that its officers and directors and any investment bankers, advisors or representatives retained by it are aware of the provisions of this Section 3.4.  NAL shall be responsible for any breach of this Section 3.4 by its officers, directors, investment bankers, advisors or representatives.

3.5	Access to Information

(a)
From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement, NAL shall, subject to compliance with Applicable Laws and the terms of any contracts, upon reasonable notice, provide Pengrowth and its representatives access, during normal business hours and at such other time or times as Pengrowth may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Pengrowth all information concerning its business, properties and personnel as Pengrowth may reasonably request in order to permit Pengrowth to be in a position to expeditiously and efficiently integrate NAL’s business and operations immediately upon, but not prior to, the Effective Date.

(b)
Without limiting the generality of any of the other provisions of this Agreement, NAL shall make available to Pengrowth all land, legal, title documents and related files, geologic maps, well files and well logs, books, papers, financial information, licences, permits and approvals, environmental audits, assessments and reports, all correspondence sent to or received by any Governmental Authority and pertinent documents or agreements.

(c)	NAL agrees to:

(i)
give the legal and professional representatives and agents of Pengrowth reasonable access during normal business hours to NAL’s books, records and documents as Pengrowth may reasonably request, provided that NAL is satisfied, acting reasonably, that the confidentiality of the subject matter of the disclosure can be maintained in accordance herewith; and

(ii)
endeavour to include in the information furnished to Pengrowth all information which would reasonably be considered to be relevant for the purposes of Pengrowth’s investigation and not knowingly withhold any information which would make anything contained in the information delivered erroneous or misleading.

(d)	Pengrowth agrees to:

(i)
give the legal and professional representatives and agents of NAL reasonable access during normal business hours to Pengrowth’s books, records and documents as NAL may reasonably request, provided that Pengrowth is satisfied, acting reasonably, that the confidentiality of the subject matter of the disclosure can be maintained in accordance herewith; and

(ii)
endeavour to include in the information furnished to NAL all information which would reasonably be considered to be relevant for the purposes of NAL’s investigation and not knowingly withhold any information which would make anything contained in the information delivered erroneous or misleading.

(e)
The Parties acknowledge and agree that all information provided by NAL to Pengrowth or by Pengrowth to NAL pursuant to this Section 3.5 shall remain subject to the provisions of the Confidentiality Agreement.

(f)
Nothing in the foregoing shall require NAL or Pengrowth to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information which, in the opinion of NAL or Pengrowth, as the case may be, acting reasonably, is competitively sensitive (provided that each of NAL and Pengrowth) acknowledge and agree that each of their external counsel may have access to such information on a privileged and confidential basis in connection with obtaining the Competition Act Approval).

3.6	Resignations

NAL shall use its reasonable commercial efforts to obtain and deliver to Pengrowth at the Effective Time evidence reasonably satisfactory to Pengrowth of the resignations effective as of the Effective Time, of all of the directors and officers of NAL requested by Pengrowth. Such resignations shall be received in consideration for Pengrowth and NAL providing releases to each such persons (substantially in the form set forth in the Pengrowth Disclosure Letter) (the “Mutual Releases”), which Mutual Releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for directors’ fees, payments in respect of NAL DSUs, other payments due pursuant to the Arrangement as a NAL Shareholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Pengrowth

Pengrowth hereby makes the representations and warranties set forth in this Section 4.1 to and in favour of NAL and acknowledges that NAL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)
Pengrowth is a corporation duly amalgamated and validly subsisting under the ABCA, and Pengrowth has the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.

(b)
Pengrowth is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Pengrowth.

(c)	Pengrowth has no material direct or indirect subsidiaries.

(d)
Pengrowth has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Pengrowth of the transactions contemplated by this Agreement has been duly authorized by the Pengrowth Board and, subject to the approval of the Pengrowth Shareholders of the Issuance Resolution and the Board Nominee Resolution, no other corporate proceedings on the part of Pengrowth are or shall be necessary to consummate the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by Pengrowth and constitutes a legal, valid and binding obligation of Pengrowth enforceable against Pengrowth in accordance with its terms.

(e)
Subject to the approval of the TSX and the NYSE, the approval of the Pengrowth Shareholders of the Issuance Resolution and the Board Nominee Resolution, the issuance of the Interim Order and Final Order by the Court and receipt of the Competition Act Approval, neither the execution and delivery of this Agreement by Pengrowth, the consummation by Pengrowth of the transactions contemplated by this Agreement nor compliance by Pengrowth with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right or privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of Pengrowth under, any of the terms, conditions or provisions of (x) the articles, bylaws or other constating documents of Pengrowth, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Pengrowth is a party or to which it, or its properties or assets, may be subject or by which Pengrowth is bound; or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to Pengrowth (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Pengrowth or materially impede the ability of Pengrowth to consummate the transactions contemplated by this Agreement); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Pengrowth.

(f)
Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including receipt of the Competition Act Approval and the approval of the TSX, the NYSE and the Pengrowth Shareholders or which are required to be fulfilled post-Arrangement:

(i)	there is no legal impediment to Pengrowth’s consummation of the transactions contemplated by this Agreement; and

(ii)
no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by Pengrowth in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not materially impede the ability of Pengrowth to consummate the transactions contemplated by this Agreement.

(g)
Subject to the approval of the TSX and the NYSE, the approval of the Pengrowth Shareholders of the Issuance Resolution and the Board Nominee Resolution, the approval of the NAL Shareholders of the Arrangement Resolution, the approval of the Interim Order and Final Order by the Court, the receipt of the Competition Act Approval and the consent and waiver of from NAL’s lenders under the NAL Credit Facility, neither the execution and delivery of this Agreement by Pengrowth, the consummation by Pengrowth of the transactions contemplated by this Agreement nor compliance by Pengrowth with any of the provisions hereof, will require any consents or trigger any fees or termination rights except for such consents, fees or termination rights as would not have a Material Adverse Effect on Pengrowth or materially impede the ability of Pengrowth to consummate the transactions contemplated by this Agreement.

(h)
Pengrowth is authorized to issue an unlimited number of Pengrowth Shares and 10,000,000 preferred shares, issuable in series. As at the date hereof, 364,470,447 Pengrowth Shares, nil preferred shares and awards and other rights entitling the holders thereof to acquire 5,591,513 Pengrowth Shares are issued and outstanding.  Except as aforesaid, there are no other outstanding securities of Pengrowth or options, warrants, rights of conversion or exchange privileges or other securities entitling anyone to acquire any securities of Pengrowth or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Pengrowth of any securities.  All outstanding Pengrowth Shares have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor have they been issued in violation of, any pre-emptive rights.

(i)	Except as disclosed in the Pengrowth Public Record, since December 31, 2011:

(i)	there has not been any Material Adverse Change respecting Pengrowth from the position set forth in the Pengrowth Financial Statements;

(ii)	there have been no material facts, transactions, events or occurrences which, to the knowledge of Pengrowth, could reasonably be expected to result in a Material Adverse Change respecting Pengrowth;

(iii)	Pengrowth has conducted its business only in the ordinary and normal course, consistent with past practice; and

(iv)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Pengrowth has been incurred other than in the ordinary and normal course of business, consistent with past practice.

(j)
Pengrowth has no reason to believe that the Pengrowth Reserves Report was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices, Pengrowth has no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Pengrowth Reserves Report. Pengrowth has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and natural gas assets of Pengrowth, as at the effective date of such report, and, in particular, all material information respecting the interests of Pengrowth in its principal oil and natural gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(k)
There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, “proceedings”) against or involving Pengrowth, or in respect of the businesses, properties or assets of Pengrowth (whether in progress or, to the knowledge of Pengrowth, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on Pengrowth or significantly impede the completion of the transactions contemplated by this Agreement and, to the knowledge of Pengrowth, no event has occurred which might reasonably be expected to give rise to any proceeding.  There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Pengrowth in respect of its business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Pengrowth or significantly impede the completion of the transactions contemplated by this Agreement.

(l)
The Pengrowth Financial Statements fairly present, in accordance with GAAP, consistently applied, the financial position and condition of Pengrowth at the dates thereof and the results of the operations of Pengrowth for the periods then ended and reflect, in accordance with GAAP, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Pengrowth as at the dates thereof.

(m)
Pengrowth has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Pengrowth holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to the assets, business or operations of Pengrowth, except where the failure to comply with the foregoing would not have a Material Adverse Effect on Pengrowth. The assets of Pengrowth are operated and maintained by it in compliance with all terms and conditions of applicable laws, permits, licenses and authorizations in all material respects.

(n)
No Securities Authority, other competent authority or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Pengrowth, no such proceeding is, to the knowledge of Pengrowth, pending, contemplated or threatened and Pengrowth is not, to its knowledge, in default of any requirement of any Applicable Laws.

(o)
The Pengrowth Board has unanimously endorsed the Arrangement and approved this Agreement and has resolved to unanimously recommend approval of the Issuance Resolution and the Board Nominee Resolution by the Pengrowth Shareholders.

(p)	Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Pengrowth:

(i)	Pengrowth is not in violation of any Environmental Laws;

(ii)	Pengrowth has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;

(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances into the Environment by Pengrowth that have not been remedied;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Pengrowth;

(v)	Pengrowth has not failed to report to any Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi)
Pengrowth holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under legislation in British Columbia, Alberta, Saskatchewan and Nova Scotia and any other jurisdiction in which it conducts its business, Pengrowth has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(q)	The corporate records and minute books, books of account and other records of Pengrowth (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and will be complete and accurate in all material respects as at the Effective Date.

(r)
Except for Returns of certain predecessors which were filed late and for which no Taxes are payable, all Returns required to be filed by Pengrowth have been duly filed on a timely basis and all Taxes shown to be payable on all Returns which have been filed or on subsequent assessments with respect thereto have been paid in full on a timely basis. All filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by Pengrowth with respect to items or periods covered by such Returns.

(s)
Pengrowth has not requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time: (a) to file any Return covering any Taxes for which it may be liable; (b) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (c) pursuant to which Pengrowth is required to pay or remit any Taxes or amounts on account of Taxes; or (d) pursuant to which any Governmental Authority may assess, reassess or collect Taxes for which Pengrowth is or may be liable.

(t)
Pengrowth is not a party to any tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person.  Pengrowth does not have any liability for the Taxes of any other person under any applicable legislation, as a transferee or successor, by contract or otherwise.

(u)
The tax basis of the assets of Pengrowth by category, including the classification of such assets as being depreciable, amortizable or resource properties giving rise to resource pools as reflected in the Returns of Pengrowth, is true and correct in all material respects.

(v)
Pengrowth has paid or provided adequate accruals in the Pengrowth Financial Statements for the year ended December 31, 2011 for Taxes, including income Taxes and related future Taxes, in conformity with GAAP.  The liability for Taxes under the Tax Act and other applicable law has been assessed for all taxation years up to and including December 31, 2011.

(w)
No material deficiencies exist or have been asserted with respect to Taxes.  Pengrowth is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Pengrowth or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns.  The Returns have never been audited by a Governmental Authority, nor is any such audit, assessment, reassessment, claim, action, suit, investigation or proceeding in process or, to the knowledge of Pengrowth, pending, threatened or issued and outstanding, which resulted in or could result in a claim for Taxes owing by Pengrowth, except where such audit, assessment, reassessment, claim, action, suit, investigation or proceeding would not individually or in the aggregate have a Material Adverse Effect on Pengrowth. Pengrowth has withheld all Taxes required to be withheld by all applicable laws including the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable Governmental Authority.  Pengrowth is not aware of any material contingent liabilities for Taxes or any grounds for assessment or reassessment including, without limitation, aggressive treatment of income, expenses, losses or other claims for deduction under any Return.

(x)
No director, officer, insider or other non-arm’s length party to Pengrowth (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Pengrowth.

(y)	No director, officer, insider or other non-arm’s length party of Pengrowth is indebted to Pengrowth.

(z)
Any and all operations of Pengrowth, and to the knowledge of Pengrowth, any and all operations by third parties, on or in respect of the assets and properties of Pengrowth, have been conducted in compliance with good oilfield practices except to the extent that such non-compliance would not in the aggregate have a Material Adverse Effect on Pengrowth.

(aa)
Although it does not warrant title, Pengrowth does not have reason to believe that Pengrowth does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the “Pengrowth Interests”) and does represent and warrant that, to the knowledge of Pengrowth, the Pengrowth Interests are free and clear of adverse claims created by, through or under Pengrowth, except related to bank financing or those arising in the ordinary course of business, and, to the knowledge of Pengrowth, Pengrowth holds the Pengrowth Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to so hold the Pengrowth Interests would not have a Material Adverse Effect upon Pengrowth.

(bb)
Pengrowth is not aware of any defects, failures or impairments in the title of Pengrowth to its oil and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and natural gas reserves of Pengrowth shown in the Pengrowth Reserves Report; (ii) the current production of Pengrowth; or (iii) the current cash flow of Pengrowth.

(cc)
Pengrowth has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to its oil and natural gas assets or to which it is a party or by or to which it or any such assets are bound or subject, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Pengrowth;

(dd)	To the knowledge of Pengrowth:

(i)	Pengrowth is in good standing under all, and is not in default under any; and

(ii)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and natural gas assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Pengrowth, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Pengrowth.

(ee)
None of the oil and natural gas assets of Pengrowth are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under

Pengrowth, except to the extent that all such reductions or changes to an interest would not in the aggregate have a Material Adverse Effect on Pengrowth.

(ff)
None of the wells in which Pengrowth holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any Governmental Authority and Pengrowth does not have any knowledge of any impending change in production allowables imposed by any applicable law or any Governmental Authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on Pengrowth.

(gg)
Pengrowth has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority and, to Pengrowth’s knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not have a Material Adverse Effect on Pengrowth.

(hh)
To the best of the knowledge, information and belief of Pengrowth, all wells located on any lands in which Pengrowth has an interest, or lands with which such lands have been pooled or unitized, which have been abandoned have been abandoned in all material respects in accordance with all applicable statutes and regulations regarding the abandonment of wells.

(ii)	The tangible depreciable property used or intended for use in connection with the oil and natural gas assets of Pengrowth:

(i)
for which Pengrowth was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all applicable law during all periods in which Pengrowth was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Pengrowth was not or is not operator, to the knowledge of Pengrowth, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all applicable law during all periods in which Pengrowth had an interest therein and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business, except to the extent that such non-compliance with prudent oil and natural gas industry practices or applicable law would not in the aggregate have a Material Adverse Effect on Pengrowth.

(jj)
Pengrowth has (i) withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and shall continue to do so until the Effective Date and has remitted and will continue to remit until the Effective Date such withheld amounts within the prescribed periods to the appropriate Governmental Authority, (ii) remitted and will continue to remit until the Effective Date all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other taxes payable by it in respect of its employees and has or shall have remitted such amounts to the proper Governmental Authority within the time required by applicable law, and (iii) charged, collected and remitted and will continue to charge, collect and remit until the Effective Date on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Pengrowth.

(kk)
To the knowledge of Pengrowth, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and natural gas assets prior to the date hereof have been properly and fully paid and discharged, and there are no unpaid Taxes or assessments which could result in a lien or charge on its oil and natural gas assets, except where the failure to do so would not individually or in the aggregate have a Material Adverse Effect on Pengrowth.

(ll)
Pengrowth is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect on the business of Pengrowth.

(mm)
All information in the Circular pertaining to Pengrowth (other than in respect of the NAL Information, in respect of which Pengrowth makes no representation or warranty) shall, as of the Mailing Date and as of the Effective Date) be true and complete in all material respects and shall not contain any misrepresentation or omit to state any material fact required to be stated.

(nn)
Policies of insurance are in force as of the date hereof naming Pengrowth as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which Pengrowth operates. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(oo)
There are no agreements material to the conduct of Pengrowth’s affairs or business, except for those agreements entered into in the ordinary course of business or disclosed in the Pengrowth Public Record, and all such material agreements are valid and subsisting and Pengrowth is not in material default under any such agreements.

(pp)
Pengrowth’s business has been and is being operated in all material respects in full compliance with all applicable laws relating to employment, including employment standards, occupational health and safety, human rights, labour relations, workers compensation, pay equity and employment equity and Pengrowth has not received notice of any outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation legislation and Pengrowth has not been reassessed in any material respect under such legislation.

(qq)
The corporate records and minute books, books of account and other records of Pengrowth (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and will be complete and accurate in all material respects as at the Effective Date.

(rr)
To the knowledge of Pengrowth, Pengrowth has not withheld from NAL any material information or documents concerning Pengrowth or its assets or liabilities during the course of NAL’s review of Pengrowth and its assets and liabilities.

(ss)
Pengrowth is a reporting issuer (where such concept exists) in each of the provinces of Canada and is in material compliance with all Applicable Laws therein. The Pengrowth Shares are listed and posted for trading on the TSX and the NYSE and Pengrowth is in material compliance with the rules of the TSX and the NYSE. The documents and information comprising the Pengrowth Public Record did not at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Pengrowth Public Record prior to the date hereof.  Pengrowth has timely filed with the Securities Authorities and the U.S. Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by Pengrowth with the Securities Authorities or the U.S. Securities Authorities, as applicable, since becoming a “reporting issuer”.  Pengrowth has not filed any confidential material change report that, at the date hereof, remains confidential.  Neither Pengrowth nor, to the knowledge of Pengrowth, any of its directors or officers (in their capacities as directors and/or officers of Pengrowth) are presently subject to continuous disclosure review or investigation by any Securities Authorities or any U.S. Securities Authority or the TSX or NYSE and, to the knowledge of Pengrowth, no such review is pending or to the knowledge of Pengrowth threatened.

(tt)	Pengrowth’s February 2012 average production was not less than the amount set forth in the Pengrowth Disclosure Letter.

(uu)	As of February 29, 2012 the Pengrowth Net Debt did not exceed the amount set forth in the Pengrowth Disclosure Letter.

(vv)
Pengrowth has not claimed and will not claim in any Return for any taxation year ending on or before the Effective Date any reserve (including, without limitation, any reserve under paragraph 20(1)(n) or subparagraph 40(1)(a)(iii) of the Tax Act or any analogous provision under the legislation of any province or other jurisdiction) of any amount which could be included in the income of Pengrowth for any period ending after the Effective Date.

(ww)	No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 80 to 80.04 of the Tax Act to Pengrowth.

(xx)
Pengrowth has not acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which would subject it to a liability under section 160 of the Tax Act or under any equivalent provisions of any applicable legislation.

(yy)
Pengrowth has not breached any flow-through share agreement to which it is or was a party in respect of the issuance of flow-through shares (as defined in the Tax Act) and, in particular, Pengrowth has not failed to incur and renounce expenses which it covenanted to incur and renounce nor has any Governmental Authority or Pengrowth reduced pursuant to Subsection 66(12.73) of the Tax Act any amount renounced by Pengrowth.

(zz)
Pengrowth does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of Pengrowth Shares that have not yet been fully expended and renounced, except as reflected in the Pengrowth Financial Statements.

(aaa)
Pengrowth has not made any payment, nor is obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment that may not be deductible by virtue of section 67 or 78 of the Tax Act or any analogous provincial or similar provision.

(bbb)
Records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by Pengrowth with respect to all material transactions between Pengrowth and any non-resident person with whom Pengrowth was not dealing at arm’s length within the meaning of the Tax Act, during a taxation year commencing after 1998 and ending on or before the Effective Date.

(ccc)
Pengrowth has a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ddd)
Pengrowth maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Exchange Act), such disclosure controls and procedures are effective, and there is and has been no failure on the part of Pengrowth to comply in any material respect with any material provision of the Sarbanes-Oxley Act of 2002 to the extent applicable to Pengrowth as a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(eee)	Pengrowth is a “Canadian” as such term is defined in the Investment Canada Act (Canada);

(fff)	Pengrowth is properly classified as a corporation for U.S. federal tax purposes.

(ggg)
Pengrowth has not been classified as a passive foreign investment company, within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for any prior year and is not expected to be so classified for the current year.

(hhh)	Pengrowth is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(iii)
All of the assets and property of Pengrowth including all entities “controlled by” Pengrowth for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$68.2 million during Pengrowth’s most recently completed fiscal year.

(jjj)
Pengrowth is not, and is not an affiliate of a person that is, registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(kkk)
Pengrowth is not in default under the Pengrowth Credit Facilities and, to the knowledge of Pengrowth, its lenders are not contemplating any reduction in Pengrowth’s borrowing base prior to giving effect to the Arrangement.

(lll)	No reduction in Pengrowth’s current dividend of $0.07 per Pengrowth Share has been approved nor is any such reduction being contemplated by the Pengrowth Board.

4.2	Representations and Warranties of NAL

NAL hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Pengrowth and acknowledges that Pengrowth is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)
Each of NAL and NAL Petroleum Holdings Ltd. is a corporation duly amalgamated or incorporated and validly subsisting under the ABCA and has the requisite power and authority to carry on its business as it is now being conducted by it and to own, lease and operate its properties and assets.

(b)
Addison Energy Limited Partnership has been properly created and organized and is validly existing as a limited partnership under the laws of the Province of Alberta and has all requisite power and authority, through its general partner, to carry on its business as it is now being conducted and to own, lease and operate its properties and assets.

(c)
Each of NAL and the NAL Material Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(d)	Except for NAL Petroleum Holdings Ltd. and Addison Energy Limited Partnership, NAL has no material direct or indirect subsidiaries.

(e)
As of the date hereof, NAL is the beneficial direct or indirect owner of all of the outstanding shares and partnership units, as applicable, of each of its subsidiaries with good title thereto free and clear of any and all Encumbrances, except for security interests in such securities for the benefit of the lenders under the NAL Credit Facility. There are no options, warrants or other rights, plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer of any securities of any of NAL’s subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of NAL’s subsidiaries. All outstanding securities of NAL’s subsidiaries have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(f)
NAL has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by NAL of the transactions contemplated by this Agreement have been duly authorized by the NAL Board and, subject to obtaining NAL Shareholder approval as contemplated herein, no other corporate proceedings on the part of NAL are or shall be necessary to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by NAL and constitutes a legal, valid and binding obligation of NAL enforceable against NAL in accordance with its terms.

(g)
Subject to the approval of the TSX, the approval of the NAL Shareholders of the Arrangement Resolution, the approval of the Interim Order and the Final Order by the Court and the receipt of the Competition Act Approval, neither the execution and delivery of this Agreement by NAL, the consummation by NAL of the transactions contemplated by this Agreement nor compliance by NAL with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance, claim, trust, royalty or carried, participation, net profits or other third party interest, option, right of first refusal, right or privilege and any agreement or arrangement (whether by law, contract or otherwise) capable of becoming any of the foregoing, upon any of the properties or assets of NAL or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles, bylaws or other constating documents of NAL or any of its subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which NAL or any of its subsidiaries is a party or to which it, or its properties or assets, may be subject or by which NAL or any of its subsidiaries is bound (subject to obtaining the consent and a waiver from NAL’s lenders under the NAL Credit Facility); or (ii) violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to NAL or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or materially impede the ability of NAL to consummate the transactions contemplated by this Agreement); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(h)
Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement including the receipt of the Competition Act Approval and the approval of the TSX, the NYSE and the NAL Shareholders or which are required to be fulfilled post-Arrangement:

(i)	there is no legal impediment to NAL’s consummation of the transactions contemplated by this Agreement; and

(ii)
no filing or registration with, or authorization, consent or approval of, any Governmental Authority is necessary by NAL or any of its subsidiaries in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not materially impede the ability of NAL to consummate the transactions contemplated by this Agreement.

(i)
Subject to the approval of the TSX and the NYSE, the approval of the Pengrowth Shareholders of the Issuance Resolution and the Board Nominee Resolution, the approval of the NAL Shareholders of the Arrangement Resolution, the issuance of the Interim Order and Final Order by the Court, the and receipt of the Competition Act Approval and the consent of or waiver from NAL’s lenders under the NAL Credit Facility, neither the execution and delivery of this Agreement by NAL, the consummation by NAL of the transactions contemplated by this Agreement nor compliance by NAL with any of the provisions hereof, will require any material consents or trigger any material fees or material termination rights, other than the NAL Transaction Costs.

(j)
The Administrative Services Agreement (a true and complete copy of which has been provided to Pengrowth) is a legal, valid and binding obligation of NAL and is enforceable against NAL in accordance with its terms. None of NAL or any of its subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in the Administrative Services Agreement.  There are no other agreements, arrangements or understandings between or involving NAL and any of its subsidiaries and the NAL Manager with respect to the matters contemplated in the NAL Administrative Services Agreement.

(k)
Other than in connection with the currently outstanding NAL DSUs, the full particulars of which are set  forth in the NAL Disclosure Letter, no amount is payable or owing by NAL under or in connection with any of its compensation plans or arrangements or the compensation plans or arrangements of the NAL Manager, nor shall any amounts be payable at the Effective Time, except in the ordinary course in accordance with the terms of the NAL Administrative Services Agreement.

(l)
NAL has authorized an unlimited number of NAL Shares and a number of preferred shares limited in number to an amount equal to not more than one-half of the Common Shares issued and outstanding at the time of issuance of such preferred shares. As at the date hereof, 152,132,063 NAL Shares, nil preferred shares, $344.7 principal amount of NAL Debentures and 108,812 NAL DSUs are issued and outstanding.  Except pursuant to the NAL DSUs, the NAL DRIP and for a maximum of 34,091,121 NAL Shares issuable upon conversion, redemption or maturity of the NAL Debentures, there are no other outstanding securities of NAL or options, warrants, rights of conversion or exchange privileges or other securities entitling anyone to acquire any securities of NAL or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by NAL of any securities.  All outstanding NAL Shares have been duly authorized and are validly issued as fully paid and non-assessable shares and are not subject to, nor have they been issued in violation of, any pre-emptive rights.

(m)	Except as disclosed in the NAL Public Record, since December 31, 2010:

(i)	there has not been any Material Adverse Change respecting NAL and its subsidiaries, taken as a whole, from the position set forth in the NAL Financial Statements;

(ii)
there have been no material facts, transactions, events or occurrences which, to the knowledge of NAL, could reasonably be expected to result in a Material Adverse Change respecting NAL and its subsidiaries, taken as a whole;

(iii)	NAL and its subsidiaries has conducted its business only in the ordinary and normal course, consistent with past practice; and

(iv)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to NAL and its subsidiaries, taken as a whole, has been incurred other than in the ordinary and normal course of business, consistent with past practice.

(n)
NAL has no reason to believe that the NAL Reserves Report was not accurate in all material respects as at the effective date of such report and, except for any impact of changes in commodity prices, NAL has no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in the NAL Reserves Report. NAL has provided to McDaniel all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and natural gas assets of NAL and its subsidiaries, in each case as at the effective date of such report, and, in particular, all material information respecting the interests of each of NAL and its subsidiaries, in its principal oil and natural gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(o)
There is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding (collectively, “proceedings”) against or involving NAL or any of its subsidiaries, or in respect of the businesses, properties or assets of NAL or any of its subsidiaries, (whether in progress or, to the knowledge of NAL, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement and, to the knowledge of NAL, no event has occurred which might reasonably be expected to give rise to any proceeding.  There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against NAL or any of its subsidiaries, in respect of their business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement.

(p)
The NAL Financial Statements fairly present, in accordance with GAAP, consistently applied, the financial position and condition of NAL and its subsidiaries, taken as a whole, at the dates thereof and the results of the operations of NAL and its subsidiaries for the periods then ended and reflect, in accordance with GAAP, consistently applied, all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of NAL and its subsidiaries, as at the dates thereof.

(q)
NAL has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its or any of its subsidiaries’ assets, business or operations and NAL and each of its subsidiaries holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to their respective assets, business or operations, except where the failure to comply with the foregoing would not have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole. The assets of NAL and each of its subsidiaries are operated and maintained by it in compliance with all terms and conditions of applicable laws, permits, licenses and authorizations in all material respects.

(r)
No Securities Authority, other competent authority or stock exchange in Canada has issued any order which is currently outstanding preventing or suspending trading in any securities of NAL or any of its subsidiaries, no such proceeding is, to the knowledge of NAL, pending, contemplated or threatened and NAL is not, to its knowledge, in default of any requirement of any Applicable Laws.

(s)
The Arrangement may be completed with no severance, lease termination or other similar costs to NAL and Pengrowth and without triggering any material rights of first refusal, change of control or other terminations rights other than in accordance with the terms of the NAL Credit Facility, the NAL Debentures and the NAL DSUs;

(t)
The NAL Transaction Costs and all costs and expenses, including all severance, termination costs, amounts payable in connection with outstanding NAL DSUs and amounts incurred by Pengrowth or NAL and its affiliates to terminate the NAL Administrative Services Agreement shall not exceed the amounts set forth in the NAL Disclosure Letter.

(u)
Other than in connection with the NAL DSUs, details of which are set out in the NAL Disclosure Letter, there are no payments, including accrued bonuses, owing or that will become owing in connection with the Arrangement to directors or officers of NAL under any contract settlements, bonus plans, retention arrangements, change of control agreements or severance obligations (whether resulting from termination or alteration of duties).

(v)	NAL and its subsidiaries have no employees or consultants.

(w)	NAL and its subsidiaries have no plans providing benefits to its directors or officers.

(x)
Except as set forth in the Disclosure Letter, NAL has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay or have Pengrowth pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that BMO Capital Markets has been retained as NAL’s financial advisor in connection with certain matters, including the transactions contemplated by this Agreement.  NAL has delivered to Pengrowth true and current copies of all agreements between NAL and BMO Capital Markets which could give rise to the payment of any fees to such financial advisor and such agreements accurately reflect the fees payable to BMO Capital Markets.

(y)
Neither NAL nor the NAL Board has agreed or consented to the release of any director or officer of NAL from any fiduciary duty owed by such person to NAL or any of its subsidiaries, including and without limitation, as would allow any such person to pursue any corporate opportunities that would otherwise be the property of NAL.

(z)
There are no agreements, arrangements or understandings between or involving NAL and the NAL Manager that may restrict NAL’s business or operations in any manner other than as set forth in the NAL Administrative Services Agreement

(aa)
NAL is not a party to any shareholder rights plan or any other form of plan, agreement, contract or instrument that shall trigger any rights to acquire NAL Shares or other securities of NAL or its subsidiaries or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(bb)	To the knowledge of NAL, none of the NAL Shares are the subject of any escrow, voting trust or other similar agreement.

(cc)
NAL does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of NAL Shares that have not yet been fully expended and renounced, except as reflected in the NAL Financial Statements.

(dd)	Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole:

(i)	NAL and each of its subsidiaries are not in violation of any Environmental Laws;

(ii)
NAL and each of its subsidiaries have operated their business at all times and have received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances without violation of Environmental Laws;

(iii)	there have been no spills, releases, deposits or discharges of Hazardous Substances into the Environment by NAL or any of its subsidiaries that have not been remedied;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of NAL or any of its subsidiaries;

(v)	NAL and each of its subsidiaries has not failed to report to the proper Governmental Authorities, the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi)
NAL and each of its subsidiaries hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for notifications and conditions of general application to assets of reclamation obligations under legislation in British Columbia, Alberta, Saskatchewan, Ontario and any other jurisdiction in which it conducts its business, NAL has not and none of its subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

(ee)
The corporate records and minute books, books of account and other records of NAL and each of its subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and will be complete and accurate in all material respects as at the Effective Date.

(ff)
All Returns required to be filed by NAL have been duly filed, in all material respects, on a timely basis and all Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and, in any event, prior to the Effective Date. The filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by NAL with respect to items or periods covered by such Returns.

(gg)
Except as set forth in the NAL Disclosure Letter, NAL has not requested or entered into any agreement or other arrangement or executed any waiver providing for any extension of time: (a) to file any Return covering any Taxes for which it may be liable; (b) to file any elections, designations or similar filings relating to Taxes for which it is or may be liable; (c) pursuant to which NAL is required to pay or remit any Taxes or amounts on account of Taxes; or (d) pursuant to which any Governmental Authority may assess, reassess or collect Taxes for which NAL is or may be liable.

(hh)
NAL is not a party to any tax sharing agreement, tax indemnification agreement or other agreement or arrangement relating to Taxes with any person.  NAL does not have any liability for the Taxes of any other person under any applicable legislation, as a transferee or successor, by contract or otherwise.

(ii)
NAL has not claimed and will not claim in any Return for any taxation year ending on or before the Effective Date any reserve (including, without limitation, any reserve under paragraph 20(1)(n) or subparagraph 40(1)(a)(iii) of the Tax Act or any analogous provision under the legislation of any province or other jurisdiction) of any amount which could be included in the income of NAL for any period ending after the Effective Date.

(jj)	No facts, circumstances or events exist or have existed that have resulted in or may result in the application of any of sections 80 to 80.04 of the Tax Act to NAL.

(kk)
The tax basis of the assets of NAL by category, including the classification of such assets as being depreciable, amortizable or resource properties giving rise to resource pools as reflected in the Returns of NAL, is true and correct in all material respects.

(ll)
NAL has not acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which would subject it to a liability under section 160 of the Tax Act or under any equivalent provisions of any applicable legislation.

(mm)
NAL has paid or provided adequate accruals in the NAL Financial Statements for the year ended December 31, 2010 and for the interim period ended September 30, 2011 and NAL will pay or provide adequate accruals in the NAL Financial Statements for the year ended December 31, 2011, for Taxes, including income Taxes and related future Taxes, in conformity with GAAP.

(nn)
No material deficiencies exist or have been asserted with respect to Taxes. None of NAL or any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against NAL or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. The Returns have never been audited by a Governmental Authority, nor is any such audit, assessment, reassessment, claim, action, suit, investigation or proceeding in process or, to the knowledge of NAL, pending or threatened, which resulted in or could result in a claim for Taxes owing by NAL except where such audit, assessment, reassessment, claim, action, suit, investigation or proceeding would not individually or in the aggregate have a Material Adverse Effect on NAL. NAL has withheld all Taxes required to be withheld by all applicable laws including the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable Governmental Authority.  NAL is not aware of any material contingent liabilities for Taxes or any grounds for assessment or reassessment including, without limitation, aggressive treatment of income, expenses, losses or other claims for deduction under any Return.

(oo)
All agreements entered into by NAL with persons other than Pengrowth regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of NAL or a substantial portion of its assets or any other business combination or similar transaction with any other party are in substantially the form of the Confidentiality Agreement and NAL has not, as at the date hereof, waived the standstill or other provisions of any such agreements.

(pp)
No director, officer, insider or other non-arm’s length party to NAL or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of NAL.

(qq)	No director, officer, insider or other non-arm’s length party of NAL or any of its subsidiaries is indebted to NAL or any of its subsidiaries.

(rr)
Except for indemnity agreements with its directors as contemplated by the by-laws of NAL and Applicable Laws, and other than standard indemnity agreements in financial services, underwriting and agency agreements and in the ordinary course provided to service providers, NAL is not a party to or bound by any agreement, guarantee, indemnification or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person which individually or in the aggregate could have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(ss)
Any and all operations of NAL and its subsidiaries and, to the knowledge of NAL, any and all operations by third parties, on or in respect of the assets and properties of NAL and its subsidiaries have been conducted in compliance with good oilfield practices except to the extent that such non-compliance would not in aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(tt)
Although it does not warrant title, NAL does not have reason to believe that NAL and its subsidiaries do not have title to or the irrevocable right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the “NAL Interests”) and does represent and warrant that, to the knowledge of NAL, the NAL Interests are free and clear of adverse claims created by, through or under NAL and its subsidiaries, except related to bank financing or those arising in the ordinary course of business, and, to the knowledge of NAL, NAL and its subsidiaries hold the NAL Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to so hold the NAL Interests would not have a Material Adverse Effect upon NAL and its subsidiaries, taken as a whole.

(uu)
NAL is not aware of any defects, failures or impairments in the title of NAL or any of its subsidiaries to its oil and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and natural gas reserves of NAL and its subsidiaries shown in the NAL Reserves Report; (ii) the current production of NAL and its subsidiaries; or (iii) the current cash flow of NAL and its subsidiaries.

(vv)
Neither NAL nor any of its subsidiaries has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to its oil and natural gas assets to which it is a party or by which it or any such assets are bound or subject, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(ww)	To the knowledge of NAL:

(i)	NAL and each of its subsidiaries is in good standing under all, and is not in default under any; and

(ii)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and natural gas assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of NAL, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(xx)
None of the oil and natural gas assets of NAL or any of its subsidiaries are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under NAL, except to the extent that all such reductions or changes to an interest would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(yy)
None of the wells in which NAL or any of its subsidiaries holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any Governmental Authority and NAL does not have any knowledge of any impending change in production allowables imposed by any applicable law or any Governmental Authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(zz)
None of NAL or any of its subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority and, to NAL’s knowledge, none of the wells in which it holds an interest are subject to any such penalty or restriction except to the extent that any such penalty or restriction would not have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(aaa)
To the best of the knowledge, information and belief of NAL, all wells located on any lands in which NAL and any if its subsidiaries has an interest, or lands with which such lands have been pooled or unitized, which have been abandoned have been abandoned in all material respects in accordance with all applicable statutes and regulations regarding the abandonment of wells.

(bbb)	The tangible depreciable property used or intended for use in connection with the oil and natural gas assets of NAL and each of its subsidiaries:

(i)
for which NAL or any of its subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all applicable law during all periods in which NAL or any of its subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which NAL or any of its subsidiaries was not or is not operator, to the knowledge of NAL, was or has been constructed, operated and maintained in accordance with good and prudent oil and natural gas industry practices in Canada and all applicable law during all periods in which NAL or any of its subsidiaries had an interest therein and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and natural gas industry practices or applicable law would not in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(ccc)
NAL and each of its subsidiaries has not, at the date of this Agreement, (i) received any advance payments for petroleum or services not already delivered or provided prior to receipt of payment, or (ii) any material accrued “take-or-pay” or “send-or-pay” liabilities under any agreement.

(ddd)	All fees in respect of seismic and well data (including those payable on a change of control or transfer) in respect of which NAL (or the relevant operator) has a licence, have been duly paid.

(eee)	NAL and each of its subsidiaries has not entered into any material joint venture with a third party, other than as set out in the NAL Public Record.

(fff)
Except as disclosed to Pengrowth in the NAL Disclosure Letter, there are no outstanding authorizations for expenditure pertaining to any of the oil and natural gas assets of NAL or any of its subsidiaries or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent NAL Financial Statements in excess of $5,000,000 for each such commitment, approval or authorization.

(ggg)
NAL and each of its subsidiaries has (i) withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and shall continue to do so until the Effective Date and has remitted and will continue to remit until the Effective Date such withheld amounts within the prescribed periods to the appropriate Governmental Authority, (ii) remitted and will continue to remit until the Effective Date all Canada Pension Plan contributions, unemployment insurance premiums, employer health taxes and other taxes payable by it in respect of its employees and has or shall have remitted such amounts to the proper Governmental Authority within the time required by applicable law, and (iii) charged, collected and remitted and will continue to charge, collect and remit until the Effective Date on a timely basis all taxes as required by applicable law on any sale, supply or delivery whatsoever, made by NAL.

(hhh)
To the knowledge of NAL, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and natural gas assets prior to the date hereof have been properly and fully paid and discharged, and there are no unpaid Taxes or assessments which could result in a lien or charge on its oil and natural gas assets, except where the failure to do so would not individually or in the aggregate have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole.

(iii)
NAL and each of its subsidiaries is not a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect on the business of NAL and its subsidiaries, taken as a whole.

(jjj)
NAL maintains policies of insurance in force at the date hereof naming NAL or its subsidiaries, as applicable, as an insured, which adequately cover all risks as are customarily covered by oil and gas producers in the industry in which NAL operates and such policies remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(kkk)	Except as set out in the NAL Public Record, NAL is not a party to or subject to any hedges, swaps or other financial instruments or like transactions.

(lll)
To the knowledge of NAL, NAL has not withheld from Pengrowth any material information or documents concerning NAL or its assets or liabilities during the course of Pengrowth’s review of NAL and its assets and liabilities.

(mmm)	There are no agreements material to the conduct of NAL’s affairs or business, except for those agreements entered into in the ordinary course of business or disclosed in the NAL Public

Record, and all such material agreements are valid and subsisting and NAL is not in material default under any such agreements.

(nnn)
All information in the Circular pertaining to NAL (other than in respect of the Pengrowth Information, in respect of which NAL makes no representation or warranty) shall, as of the Mailing Date and as of the Effective Date be true and complete in all material respects and shall not contain any misrepresentation or omit to state any material fact required to be stated.

(ooo)	NAL’s February 2012 average production was not less than the amount set forth in the NAL Disclosure Letter.

(ppp)	As of February 29, 2012 the NAL Net Debt did not exceed the amount set forth in the NAL Disclosure Letter.

(qqq)
NAL is a reporting issuer (where such concept exists) in each of the provinces of Canada and is in material compliance with all Applicable Laws therein. The NAL Shares and NAL Debentures are listed and posted for trading on the TSX and NAL is in material compliance with the rules of the TSX. The documents and information comprising the NAL Public Record did not, at the respective times they were filed with the relevant Securities Authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the NAL Public Record prior to the date hereof.  NAL has timely filed with the Securities Authorities all material forms, reports, schedules, statements and other documents required to be filed by NAL with the Securities Authorities since becoming a “reporting issuer”.  NAL has not filed any confidential material change report that, at the date hereof, remains confidential.  Neither NAL nor, to the knowledge of NAL, any of its directors are presently subject to any continuous disclosure review or investigation by any Securities Authorities or the TSX and, to the knowledge of NAL, no such review is pending or, to the knowledge of NAL, threatened.

(rrr)
NAL has not breached any flow-through share agreement to which it is or was a party in respect of the issuance of flow-through shares (as defined in the Tax Act) and, in particular, NAL has not failed to incur and renounce expenses which it covenanted to incur and renounce nor has any Governmental Authority or NAL reduced pursuant to subsection 66(12.73) of the Tax Act any amount renounced by NAL.

(sss)
NAL has not made any payment, nor is it obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment that may not be deductible by virtue of section 67 or 78 of the Tax Act or any analogous provincial or similar provision.

(ttt)
Records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act have been made and obtained by NAL with respect to all material transactions between NAL and any non-resident person with whom NAL was not dealing at arm’s length (within the meaning of the Tax Act), during a taxation year commencing after 1998 and ending on or before the Effective Date.

(uuu)
NAL has a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with the NAL Manager’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with the NAL Manager’s general or specific authorization;

and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(vvv)	NAL is not in default under the NAL Credit Facility and, to the knowledge of NAL, its lenders are not contemplating any reduction in NAL’s borrowing base prior to giving effect to the Arrangement.

(www)	NAL is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(xxx)
All of the assets and property of NAL including all entities “controlled by” NAL for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$68.2 million during NAL’s most recently completed fiscal year.

(yyy)	NAL is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(zzz)	Neither NAL nor any of its subsidiaries is registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

(aaaa)	No class of securities of NAL is registered or required to be registered pursuant to, nor has NAL had, nor does NAL have, any reporting obligations under U.S. Securities Laws.

(bbbb)	No reduction in NAL’s current dividend of $0.05 per NAL Share has been approved nor is any such reduction being contemplated by the NAL Board.

4.3	Privacy Issues

(a)
For the purposes of this Section 4.3, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 4.3, “Recipient”)  by or on behalf of the other Party (for purposes of this Section 4.3, “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement.

(b)
Each Disclosing Party covenants and agrees to, upon request, use reasonable commercial efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:

(i)	prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)	after the completion of the transactions contemplated herein,

(A)
collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual; and

(B)
where required by applicable law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv)
notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by applicable law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by applicable laws.

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual written consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been passed by the NAL Shareholders;

(c)	the Pengrowth Shareholders shall have passed the Issuance Resolution in the manner required by the TSX and the Pengrowth Shareholders shall have passed the Board Nominee Resolution;

(d)
the Final Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, each acting reasonably, on appeal or otherwise;

(e)	the Effective Date shall have occurred on or before June 15, 2012;

(f)
all required regulatory, governmental and third party approvals and consents necessary for the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to the Parties, each acting reasonably;

(g)	without limitation of Section 5.1(f), the Competition Act Approval shall have been obtained on terms and conditions satisfactory to the Parties, each acting reasonably;

(h)
the TSX and the NYSE shall have approved, subject only to customary conditions, the issuance of all of the Pengrowth Shares issuable pursuant to the Arrangement and upon conversion, redemption or maturity of the NAL Debentures following their assumption by Pengrowth and the listing of the NAL Debentures (as assumed by Pengrowth pursuant to the Arrangement) on the TSX on terms and conditions satisfactory to the Parties, each acting reasonably;

(i)
no action shall have been taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by this Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by this Agreement.

The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by either Party (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such Party may have. If any of the said conditions shall not be satisfied or waived in writing by the Parties on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of a Party, then such Party may terminate this Agreement by written notice to the other Party in addition to the other rights and remedies it may have in law or in equity against such other Party.

5.2	Additional Conditions to Obligations of Pengrowth

The obligation of Pengrowth to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
all covenants of NAL under this Agreement to be performed on or before the Effective Time shall have been duly performed by NAL, except where the failure to perform such covenants, individually or in the aggregate, would not, or would not reasonably be expected to, materially impede or delay the completion of the Arrangement; and Pengrowth shall have received a certificate of NAL addressed to Pengrowth dated the Effective Time, signed on behalf of NAL by two senior executive officers of NAL (on NAL ‘s behalf and without personal liability), confirming the same as at the Effective Time;

(b)
the representations and warranties of NAL set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).  Pengrowth shall have received a certificate of NAL addressed to Pengrowth and dated the Effective Time, signed on behalf of NAL by two senior executive officers of NAL (on NAL ‘s behalf and without personal liability), confirming the above as at the Effective Time;

(c)	NAL shall have furnished Pengrowth with:

(i)	certified copies of the resolutions duly passed by the NAL Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and

(ii)	a certified copy of the Arrangement Resolution;

(d)	no Material Adverse Change respecting NAL shall have occurred;

(e)
there shall be no proceedings against or involving NAL or any of its subsidiaries, or in respect of the businesses, properties or assets of NAL or any of its subsidiaries, (whether in progress or, to the knowledge of NAL, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement and there shall be no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against NAL or any of its subsidiaries, in respect of their business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on NAL and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement; and

(f)	holders of not more than 5% of the issued and outstanding NAL Shares shall have exercised Dissent Rights in relation to the Arrangement.

The conditions in this Section 5.2 are for the exclusive benefit of Pengrowth and may be asserted by Pengrowth regardless of the circumstances or may be waived by Pengrowth in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pengrowth may have. If any of the said conditions shall not be satisfied or waived in writing by Pengrowth on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of Pengrowth, then Pengrowth may terminate this Agreement by written notice to the NAL in addition to the other rights and remedies it may have in law or in equity against NAL.

5.3	Additional Conditions to Obligations of NAL

The obligation of NAL to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
all covenants of Pengrowth under this Agreement to be performed on or before the Effective Time shall have been duly performed by Pengrowth, except where the failure to perform such covenants, individually or in the aggregate, would not, or would not reasonably be expected to, materially impede or delay the completion of the Arrangement; and NAL shall have received a certificate of Pengrowth addressed to NAL dated the Effective Time, signed on behalf of Pengrowth by two senior executive officers of Pengrowth (on Pengrowth’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)
the representations and warranties of Pengrowth set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).  NAL shall have received a certificate of Pengrowth addressed to NAL and dated the Effective Time, signed on behalf of Pengrowth by two senior executive officers of Pengrowth (on Pengrowth’s behalf and without personal liability), confirming the above as at the Effective Time;

(c)	Pengrowth shall have furnished NAL with:

(i)	certified copies of the resolutions duly passed by the Pengrowth Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and

(ii)	certified copies of the Issuance Resolution and the Board Nominee Resolution;

(d)	no Material Adverse Change respecting Pengrowth shall have occurred;

(e)
there shall be no proceedings against or involving Pengrowth or any of its subsidiaries, or in respect of the business, properties or assets of Pengrowth or any of its subsidiaries (whether in progress or, to the knowledge of Pengrowth, threatened), that if adversely determined, would reasonably be expected to have a Material Adverse Effect on Pengrowth and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement and there shall be no judgment, writ, decree, injunction, rule, award or order of any Governmental Authority outstanding against Pengrowth or any of its subsidiaries in respect of their business, properties or assets that has had or would reasonably be expected to have a Material Adverse Effect on Pengrowth and its subsidiaries, taken as a whole, or significantly impede the completion of the transactions contemplated by this Agreement;

(f)	Pengrowth shall have entered into the Supplemental Debenture Indenture on or prior to the Effective Time; and

(g)	NAL shall be reasonably satisfied that the NAL Nominees shall be appointed to the Pengrowth Board with effect as and from the Effective Time.

The conditions in this Section 5.3 are for the exclusive benefit of NAL and may be asserted by NAL regardless of the circumstances or may be waived by NAL in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which NAL may have. If any of the said conditions shall not be satisfied or waived in writing by NAL on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of NAL, then NAL  may terminate this Agreement by written notice to Pengrowth in addition to the other rights and remedies it may have in law or in equity against Pengrowth.

5.4	Notice and Effect of Failure to Comply with Conditions

(a)
Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(b)
If any of the conditions precedent set forth in Sections 5.1, 5.2 or 5.3 hereof will not be satisfied or waived by the Party for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement as provided for in Section 8.1 hereof provided that, prior to the filing of the Articles of Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and shall provide in such notice that the other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five (5) Business Days after receipt of such notice (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond June 15, 2012).  More than one such notice may be delivered by a Party.

5.5	Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES

6.1	Pengrowth Damages

If at any time after the execution of this Agreement but prior to the termination of this Agreement:

(a)
the NAL Board: (A) fails to make any of the recommendations or determinations referred to in Section 2.5; (B) withdraws, modifies or changes any of the recommendations or determinations referred to in Section 2.5 in a manner adverse to Pengrowth; (C) fails to publicly reaffirm any of its recommendations or determinations referred to in Section 2.5 in accordance with Section 3.4(e) or within three (3)  Business Days of any written request to do so by Pengrowth (or, in the event that the NAL Meeting to approve the Arrangement is scheduled to occur within such three (3) Business Day period, prior to the scheduled date of such meeting); (D) recommends that the NAL Shareholders deposit their shares under, vote in favour of, or otherwise accept an Acquisition Proposal; or (E) resolves to do any of the foregoing;

(b)
a bona fide Acquisition Proposal is announced, proposed, offered or made to NAL or the NAL Shareholders prior to the date of the NAL Meeting and remains outstanding at the time of the NAL Meeting and the NAL Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval and such Acquisition Proposal, as originally proposed or amended (or any other Acquisition Proposal that is announced, proposed, offered or made to NAL or the NAL Shareholders prior to the expiry of the first Acquisition Proposal) is completed within twelve (12) months of the date such Acquisition Proposal is announced, proposed, offered or made;

(c)
a bona fide Acquisition is announced, proposed, offered or made to NAL or the NAL Shareholders and the NAL Board fails to reaffirm and maintain its recommendation of the Arrangement within ten (10) days of such announcement, proposal or offer;

(d)
NAL accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal;

(e)	NAL is in material non-compliance with any of its covenants or agreements in Section 3.4; or

(f)
NAL breaches any of its representations, warranties or covenants (without regard to any qualifiers as to materiality contained in them) (other than a covenant in Section 3.4) made in this Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Change respecting NAL or materially impedes the completion of the Arrangement, provided that NAL shall have been given written notice of and five (5) Business Days to cure any such breach by Pengrowth and such breach shall not have been cured (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond June 15, 2012,

(each of the above being a “Pengrowth Damages Event”), then in the event of the termination of this Agreement pursuant to subsections 8.1(c) or 8.1(e) and provided that no NAL Damages Event has occurred, NAL shall pay to Pengrowth (i) $45,000,000 in the case of the events in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d) or 6.1(e) and (ii) $20,000,000 in the case of the events in Section 6.1(f), as liquidated damages in immediately available funds to an account designated by Pengrowth. Such payment shall be made within one (1) Business Day after the first to occur of the events described above, and after such event, but prior to payment of such amount, NAL shall be deemed to hold such funds in trust for Pengrowth. NAL shall only be obligated to pay either the $45,000,000 or the $20,000,000 fee once pursuant to this Section 6.1.

6.2	NAL Damages

If at any time after the execution of this Agreement but prior to the termination of this Agreement:

(a)
the Pengrowth Board: (A) fails to recommend that holders of Pengrowth Shares vote in favour of the Issuance Resolution and the Board Nominee Resolution referred to in Section 2.7; (B) withdraws, modifies or changes any of the recommendations or determinations referred to in Section 2.7 in a manner adverse to NAL; (C) fails to publicly reaffirm any of its recommendations or determinations in Section 2.7 within three (3) Business Days of any written request to do so by NAL; or (D) resolves to do any of the foregoing; or

(b)
Pengrowth breaches any of its representations, warranties or covenants (without regard to any qualifiers as to materiality contained in them) made in this Agreement, which breach, individually or in the aggregate, causes or would reasonably be expected to cause a Material Adverse Change respecting Pengrowth or materially impedes the completion of the Arrangement, provided that Pengrowth shall have been given written notice of and five (5) Business Days to cure any such breach by NAL and such breach shall not have been cured (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond June 15, 2012,

(each of the above being a “NAL Damages Event”), then in the event of the termination of this Agreement pursuant to subsection 8.1(d) or 8.1(f) and provided that no Pengrowth Damages Event has occurred, Pengrowth shall pay to NAL  (i) $45,000,000 in the case of the events in Section 6.2(a) and (ii) $20,000,000 in the case of the events in Section 6.2(b), as liquidated damages in immediately available funds to an account designated by NAL. Such payment shall be made within one (1) Business Day of the occurrence of the NAL Damages Event and after such event, but prior to payment of such amount, Pengrowth shall be deemed to hold such funds in trust for NAL.  Pengrowth shall only be obligated to pay either the $45,000,000 or the $20,000,000 fee once pursuant to this Section 6.2.

6.3	Liquidated Damages

Each of the Parties acknowledges that the payment of the amount set out in Sections 6.1 or 6.2 is a payment of liquidated damages which are a genuine pre-estimate of the damages which the Parties, as applicable, shall suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that payment of the amount pursuant to Section 6.1 or 6.2, as applicable, is the sole monetary remedy of the Parties, as applicable, in respect of the event giving rise to such payment provided, however, that this limitation shall not apply in the event of fraud or wilful or intentional breach of this Agreement by the Party that has made, or is required to make, a payment pursuant to this Article 6.

6.4	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in this Article 6, the Parties shall be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

ARTICLE 7
AMENDMENT

7.1	Amendment

This Agreement may, at any time and from time to time, before or after the holding of the NAL Meeting, be amended by written agreement of the Parties, subject to the Interim Order, the Final Order and Applicable Laws, without further notice to or authorization on the part of the NAL Shareholders or the Pengrowth Shareholders, provided that no such amendment reduces or materially adversely affects the consideration to be received by a NAL Shareholder without approval by the NAL Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

7.2	Waiver

NAL, on the one hand, and Pengrowth, on the other hand, may:

(a)	extend the time for the performance of any of the obligations or acts of the other;

(b)	waive compliance with any of the other’s agreements or the fulfillment of any conditions to its own obligations contained herein; or

(c)	waive inaccuracies in any of the other’s representations or warranties contained herein or in any document delivered by the other;

provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Parties and, unless otherwise provided in the written waiver, will be limited to the specific breach, covenant or condition waived.

ARTICLE 8
TERMINATION

8.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Parties;

(b)
by either Party as provided in Section 5.4(b), provided that the failure to satisfy the particular condition precedent being relied upon did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(c)	by Pengrowth, upon the occurrence of a Pengrowth Damages Event as provided in Section 6.1;

(d)	by NAL, upon the occurrence of an NAL Damages Event as provided in Section 6.2;

(e)
by NAL, upon the occurrence of a Pengrowth Damages Event as set out in Section 6.1(d) and the payment by NAL to Pengrowth of the amount required by Section 6.1, provided that NAL has complied with its obligations set forth in Section 3.4; or

(f)	by Pengrowth, upon the occurrence of an NAL Damages Event as set out in Section 6.2(a) and the payment by Pengrowth to NAL of the amount required by Section 6.2.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 8.1, this Agreement shall forthwith become void and of no further force and effect and no Party shall have any liability or further obligation to the other hereunder except with respect to the obligations set forth in or as otherwise specified in Sections 1.5, 1.12, 4.3, 6.1, 6.2, 6.3, 8.1,  9.1, 10.1, 10.3, 10.4, 10.7 and 10.9 and each Party’s obligations under the Confidentiality Agreement, which shall survive such termination.

Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party and for greater certainty nothing in this Section 8.1 shall relieve any Party from liability for any breach by it of this Agreement that occurred prior to the date of termination.

ARTICLE 9
NOTICES

9.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by facsimile or email transmission and in the case of:

(a)	Pengrowth, addressed to:

Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0E4

Attention:	Derek Evans
Facsimile:	(403) 234-6842
E-mail:	derek.evans@pengrowth.com

with a copy to (which shall not constitute notice):

Pengrowth Energy Corporation
2100, 222 – 3rd Avenue S.W.
Calgary, Alberta  T2P 0E4

Attention:	Senior Vice President, General Counsel and Corporate Secretary
Facsimile:	(403) 234-6842
E-mail:	andrew.grasby@pengrowth.com

and to:

Burnet, Duckworth & Palmer LLP
Suite 2400, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1

Attention:	Grant A. Zawalsky
Facsimile:	(403) 260-0332
E-mail:	gaz@bdplaw.com

(b)	NAL, addressed to:

NAL Energy Corporation
1000, 550 – 6th Avenue S.W.
Calgary, Alberta  T2P 0S2

Attention:	Andrew B. Wiswell
Facsimile:	(403) 269-3614
E-mail:	awiswell@nal.ca

with a copy to (which shall not constitute notice):

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, AB  T2P 4K7

Attention:	John H. Kousinioris
Facsimile:	(403) 265-7219
E-mail:	kousiniorisj@bennettjones.com

or such other address as the Parties may, from time to time, advise to the other Party hereto by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such facsimile or email transmission is received.

ARTICLE 10
GENERAL

10.1	Assignment and Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns.  This Agreement may not be assigned by Pengrowth without the prior consent of NAL, except that Pengrowth may assign all or a portion of its rights under this Agreement to any subsidiary of Pengrowth, but no assignment shall relieve Pengrowth of any of its obligations hereunder.  This Agreement may not be assigned by NAL without the prior consent of Pengrowth.

10.2	Costs

Except as contemplated herein, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Arrangement.  For greater certainty, Pengrowth and NAL shall pay one-half of the applicable filing fee for the request for the ARC under Section 102 of the Competition Act contemplated by Section 3.3(c).

10.3	Severability

If any term or provision of this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining terms and provisions contained herein shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.4	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.5	Time of Essence

Time shall be of the essence of this Agreement.

10.6	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.7	Third Party Beneficiaries

The provisions of Section 2.13 are: (i) intended for the benefit of all present and former directors and officers of NAL, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Pengrowth shall hold the rights and benefits of Section 2.13 in trust for and on behalf of the Third Party Beneficiaries and Pengrowth hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.8	Counterparts

This Agreement may be executed in two or more counterparts and, each of which shall be deemed an original, and all of which together constitute one and the same instrument. The Parties shall be entitled to rely upon the delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic document shall be legally effective to create a valid and binding agreement between the Parties.

10.9	Survival

The representations and warranties contained herein shall terminate on, and may not be relied upon, by either Party after the Effective Time.

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IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first above written by their respective officers thereunto duly authorized.

PENGROWTH ENERGY CORPORATION

Per:	(Signed) “Derek Evans”
Derek Evans President and Chief Executive Officer

Per:	(Signed) “Christopher Webster”
Christopher Webster Chief Financial Officer

NAL ENERGY CORPORATION

Per:	(Signed) “Keith A. Steeves”
Keith A. Steeves Vice President, Finance and Chief Financial Officer

Per:	(Signed) “Kel Johnston”
Kel Johnston Director

SCHEDULE “A”

PLAN OF ARRANGEMENT

Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1                      In this Plan of Arrangement, the following terms have the following meanings:

(a)	“ABCA” means the Business Corporations Act R.S.A. 2000, c.B-9;

(b)	“Addison LP” means Addison Energy Limited Partnership, a limited partnership created under the laws of the Province of Alberta;

(c)
“Amended NAL DRIP” means the amended and restated distribution reinvestment and optional share purchase plan pursuant to which, among other things, the NAL DRIP will be amended and restated such that holders will be entitled to receive Pengrowth Shares after the Effective Date with respect to dividends declared but not paid prior to the Effective Date;

(d)
“Arrangement” means the arrangement pursuant to Section 193 of the ABCA, on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Plan of Arrangement or made at the direction of the Court in the Final Order;

(e)	“Arrangement Agreement” means the arrangement agreement dated March 22, 2012, between Pengrowth and NAL with respect to the Arrangement and all amendments thereto;

(f)	“Arrangement Resolution” means the special resolution to approve the Arrangement to be considered by NAL Shareholders at the NAL Meeting;

(g)
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(h)	“Business Day” means any day, other than Saturday, Sunday or a statutory holiday in the Province of Alberta;

(i)	“Certificate” means the certificate of arrangement or proof of filing to be issued by the Registrar pursuant to subsection 193(11) or subsection 193(12) of the ABCA giving effect to the Arrangement;

(j)	“Circular” means the joint management information circular and proxy statement to be sent by NAL to the NAL Shareholders in connection with the NAL Meeting;

(k)	“Court” means the Court of Queen’s Bench of Alberta;

(l)	“Debentureholders” means the holders, from time to time, of the NAL Debentures;

(m)	“Debenture Trustee” means Computershare Trust Company of Canada;

(n)	“Depositary” means Olympia Trust Company or such other person that may be appointed by Pengrowth for the purpose of receiving deposits of certificates formerly representing NAL Shares;

(o)
“Dissent Rights” means the right of a registered NAL Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the NAL Shares in respect of which the holder dissents, all in accordance with section 191 of the ABCA, as modified by the Interim Order;

(p)	“Dissenting Shareholders” means registered NAL Shareholders who validly exercise the Dissent Rights;

(q)	“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate;

(r)	“Effective Time” means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(s)
“Final Order” means the final order of the Court approving the Arrangement pursuant to paragraph 193(9)(a) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(t)
“Former NAL Shareholder” means a registered NAL Shareholder immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing NAL Shares duly endorsed for transfer to such person in accordance with the provisions set forth in the Letter of Transmittal;

(u)
“Governmental Authority” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (b) any subdivision, agency, agent or authority of any of the foregoing or (c) any quasi- governmental or private body, including any tribunal, commission, regulatory agency or self- regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(v)
“Interim Order” means the interim order of the Court pursuant to subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the calling and the holding of the NAL Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(w)
“Letter of Transmittal” means the letter of transmittal accompanying the Circular sent to the NAL Shareholders pursuant to which NAL Shareholders are required to deliver certificates representing NAL Shares in order to receive the consideration payable to them pursuant to the Arrangement;

(x)
“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other charge, encumbrance or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with similar effect whatsoever;

(y)	“NAL” means NAL Energy Corporation, a corporation amalgamated under the ABCA;

(z)
“NAL 6.25% Series A Debentures” means the 6.25% convertible unsecured subordinated debentures of NAL due December 31, 2014, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $16.50 per NAL Share, issued under the terms of the NAL Debenture Indenture;

(aa)
“NAL 6.25% Series B Debentures” means the 6.25% convertible unsecured subordinated debentures of NAL due March 31, 2017, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $9.90 per NAL Share, issued under the terms of the NAL Debenture Indenture;

(bb)
“NAL 6.75% Debentures” means the 6.75% convertible extendible unsecured subordinated debentures of NAL due August 31, 2012, which are convertible at the option of the holder, at any time, into fully paid NAL Shares at a conversion price of $14.00 per NAL Share, issued under the terms of the NAL Debenture Indenture;

(cc)
“NAL Debenture Indenture” means, the note indenture dated August 28, 2007 between NAL and Computershare Trust Company of Canada, as amended by a first supplemental note indenture dated December 3, 2009, as further amended and restated by a second supplemental note indenture dated December 31, 2010 and as further amended by a third supplemental note indenture dated February 21, 2012;

(dd)	“NAL Debentures” means, collectively, the NAL 6.75% Debentures, the NAL 6.25% Series A Debentures and the NAL 6.25% Series B Debentures;

(ee)	“NAL DRIP” means the NAL distribution reinvestment and optional share purchase plan;

(ff)	“NAL GP” means NAL Energy (General Partner) Inc., a corporation amalgamated under the ABCA;

(gg)	“NAL Meeting” means the annual and special meeting of NAL Shareholders to be held, among other things, to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(hh)	“NAL Petroleum” means NAL Petroleum Holdings Ltd., a corporation incorporated under the ABCA;

(ii)	“NAL Shareholders” means the holders from time to time of NAL Shares;

(jj)	“NAL Shares” means the common shares in the capital of NAL;

(kk)	“Pengrowth” means Pengrowth Energy Corporation, a corporation amalgamated under the ABCA;

(ll)	“Pengrowth Shares” means the common shares in the capital of Pengrowth;

(mm)
“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status;

(nn)
“Plan of Arrangement” “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Plan of Arrangement as supplemented, modified or amended from time to time in accordance with the terms hereof, the Arrangement Agreement or at the direction of the Court in the Final Order, and not to any particular article, section or other portion hereof;

(oo)	“Registrar” means the Registrar duly appointed under Section 263 of the ABCA;

(pp)
“Supplemental Indenture” means the fourth supplemental note indenture among Pengrowth, NAL and the Debenture Trustee to become effective at the Effective Time whereby Pengrowth will assume the covenants and obligations of NAL under: (i) the NAL 6.25% Series A Debentures; (ii) the NAL 6.25% Series B Debentures; and (iii) the NAL 6.75% Debentures, and the conversion price will be adjusted in accordance with the provisions of the NAL 6.25% Series A Debentures, the NAL 6.25% Series B Debentures and the NAL 6.75% Debentures, as applicable; and

(qq)	“TSX” means the Toronto Stock Exchange.

1.2                      The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3                      Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4                      Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

1.5                      In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6                      References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect prior to the Effective Time.

1.7                      Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1                      This Plan of Arrangement is made pursuant to, is subject to the provisions and forms part of, the Arrangement Agreement.

2.2                      This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate will become effective at the Effective Time and be binding on: (i) the holders of NAL Shares; (ii) Pengrowth; (iii) NAL; (iv) NAL GP; (v) NAL Petroleum; (vi) Addison LP; (vii) the Debentureholders; and (viii) the Debenture Trustee.

2.3                      The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to the Arrangement in its entirety.  The Certificate shall be conclusive evidence that the

Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the time set out therein.

2.4                      Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1                      Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)	NAL GP shall be dissolved in accordance with the following:

(i)	the stated capital of the shares of NAL GP shall be reduced to $1.00 in aggregate;

(ii)	all of the property of NAL GP shall be distributed to NAL; and

(iii)	NAL shall assume all of the liabilities and obligations of NAL GP;

(b)	NAL Petroleum shall be dissolved in accordance with the following:

(i)	the stated capital of the shares of NAL Petroleum shall be reduced to $1.00 in aggregate;

(ii)	all of the property of NAL Petroleum shall be distributed to NAL; and

(iii)	NAL shall assume all of the liabilities and obligations of NAL Petroleum;

(c)	Addison LP shall be dissolved by virtue of the dissolution of NAL Petroleum pursuant to Section 3.1(b) and:

(i)	all of the property of Addison LP shall be distributed to NAL; and

(ii)	NAL shall assume all of the liabilities and obligations of Addison LP;

(d)
the NAL Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to NAL (free and clear of any Liens) and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as NAL Shareholders other than the right to be paid the fair value of their NAL Shares in accordance with Article 4;

(e)
each issued and outstanding NAL Share (other than those held by Dissenting Shareholders) shall be, and shall be deemed to be, transferred to, and acquired by, Pengrowth (free and clear of any Liens) and, subject to Sections 5.5, 5.6 and 6.1, each Former NAL Shareholder shall be entitled to receive from Pengrowth in exchange for each such NAL Share, 0.86 of a Pengrowth Share;

(f)
Pengrowth shall: (i) assume all of NAL’s covenants and obligations for the NAL Debentures under the NAL Debenture Indenture, such that the NAL Debentures shall become valid and binding obligations of Pengrowth; and (ii) provided that the other provisions of Article 11 of the NAL Debenture Indenture are complied with, the Supplemental Indenture shall become effective; and

(g)
the Amended NAL DRIP shall become effective, all existing participants in the NAL DRIP will be deemed to be participants in the Amended NAL DRIP and any dividends declared but not paid prior to the Effective Date to a person deemed to be a participant in the Amended NAL DRIP will be automatically applied to the purchase of Pengrowth Shares in accordance with the terms and conditions of the Amended NAL DRIP.

3.2                      With respect to each Former NAL Shareholder (other than a Dissenting Shareholder) at the Effective Time, upon the exchange of NAL Shares for Pengrowth Shares pursuant to Section 3.1(e):

(a)	such Former NAL Shareholder shall be added to the register of holders of Pengrowth Shares;

(b)
such Former NAL Shareholder shall cease to be a holder of the NAL Shares so exchanged and the name of such Former NAL Shareholder shall be removed from the register of NAL Shareholders maintained by or on behalf of NAL as it relates to the NAL Shares so exchanged; and

(c)	Pengrowth shall become the holder of the NAL Shares so exchanged and shall be added to the register of NAL Shareholders maintained by or on behalf of NAL.

3.3                      NAL is hereby granted full power and authority, in name, place and stead of NAL GP, NAL Petroleum and Addison LP to execute, under seal or otherwise, swear to, acknowledge, deliver, and record or file, as the case may be, as and where required:

(a)	any conveyance or other instrument which NAL deems necessary or appropriate to reflect the dissolution of NAL GP, NAL Petroleum and Addison LP pursuant to the terms of Section 3.1(a) (b) and (c);

(b)	any instrument required in connection with any election, designation or determination relating to NAL GP, NAL Petroleum or Addison LP under the Income Tax Act (Canada) or other fiscal legislation;

(c)
any documents which NAL deems necessary or appropriate to be filed in connection with the dissolution of NAL GP, NAL Petroleum or Addison LP or the transactions contemplated by this Plan of Arrangement;

(d)
any document required to be filed with any Governmental Authority in connection with the dissolution of NAL GP, NAL Petroleum or Addison LP or the transactions contemplated by this Plan of Arrangement; and

(e)	any other document or instrument on behalf of and in the name of NAL GP, NAL Petroleum or Addison LP as may be required to give effect to this Plan of Arrangement.

The signing authority granted hereby is irrevocable and shall survive the dissolution of NAL GP, NAL Petroleum or Addison LP pursuant to this Plan of Arrangement.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1                      Each registered NAL Shareholder shall have the Dissent Rights.  A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a NAL Shareholder and shall only be entitled to be paid the fair value of the Dissenting Shareholder’s NAL Shares by NAL.  A Dissenting

Shareholder who is paid the fair value of the Dissenting Shareholder’s NAL Shares shall be deemed to have transferred the Dissenting Shareholder’s NAL Shares to NAL for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the Dissenting Shareholder’s NAL Shares shall be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Shareholder.  The fair value of the NAL Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the NAL Shareholders at the NAL Meeting; but in no event shall NAL or Pengrowth be required to recognize such Dissenting Shareholder as a NAL Shareholder after the Effective Time and the name of such holder shall be removed from the register of NAL Shares as at the Effective Time.  For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted or has instructed a proxyholder to vote their NAL Shares in favour of the Arrangement shall be entitled to exercise Dissent Rights.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1                      From and after the Effective Time, certificates formerly representing NAL Shares under this Plan of Arrangement shall represent only the right to receive the consideration to which the Former NAL Shareholders are entitled under this Plan of Arrangement and any dividends or distributions thereon pursuant to Section 5.4 other than, in the case of Dissenting Shareholders, those Dissenting Shareholders which are deemed not to have participated in the Arrangement pursuant to Section 4.1, where the certificates formerly representing NAL Shares shall represent only the right to receive the fair value of the NAL Shares represented by such certificates; in each case subject to compliance with the requirements set forth in this Article 5.

5.2                      Pengrowth shall, as soon as practicable following the later of the Effective Date and the date of deposit by a Former NAL Shareholder of a duly completed Letter of Transmittal and the certificates representing such NAL Shares, either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such Former NAL Shareholder at the address specified in the Letter of Transmittal; or

(b)	if requested by such Former NAL Shareholder in the Letter of Transmittal, make available or cause to be made available at the offices of the Depositary for pickup by such Former NAL Shareholder,

certificates representing the number of Pengrowth Shares issued to such Former NAL Shareholder under the Arrangement (together with any dividends or distributions thereon pursuant to Section 5.4).

5.3                      If any certificate which immediately prior to the Effective Time represented an interest in outstanding NAL Shares that were exchanged pursuant to Section 3.1(e) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the Former NAL Shareholder is entitled pursuant to this Plan of Arrangement (and any dividends or distributions thereon).  The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Pengrowth and NAL and their respective transfer agents, which bond shall be in form and substance satisfactory to each of Pengrowth and NAL and their respective transfer agents, or shall otherwise indemnify Pengrowth and NAL and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4                      All dividends or other distributions made with respect to any Pengrowth Shares allotted and issued pursuant to the Arrangement but for which a certificate has not been issued (including any dividends or other distributions to which a Former NAL Shareholder is entitled) shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes.

5.5                      Any certificate formerly representing NAL Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the last Business Day prior to the third anniversary of the Effective Date, or such shorter period required under any applicable law, shall cease to represent a right or claim of any kind or nature including the right of the Former NAL Shareholder to receive Pengrowth Shares (and any dividends and other distributions thereon).  In such case, such Pengrowth Shares (together with all dividends and other distributions thereon) shall be returned to Pengrowth for cancellation and any dividends or other distributions in respect of Pengrowth Shares shall be returned to Pengrowth.

5.6                      No certificates representing fractional Pengrowth Shares shall be issued under this Plan of Arrangement.  In lieu of any fractional Pengrowth Share, each Former NAL Shareholder otherwise entitled to a fractional interest in a Pengrowth Share will receive the nearest whole number of Pengrowth Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
WITHHOLDINGS

6.1                      Pengrowth shall be entitled to deduct and withhold from any consideration otherwise payable to any NAL Shareholder and, for greater certainty, from any amount payable to a NAL Shareholder exercising Dissent Rights, as the case may be, under this Plan of Arrangement such amounts as Pengrowth is required to deduct and withhold from such consideration in accordance with the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any other provision of any applicable law.  Any such amounts will be deducted and withheld from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the NAL Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Authority.  In connection with any amount required to be withheld pursuant to this Plan of Arrangement, Pengrowth may direct the Depositary to withhold such number of Pengrowth Shares that may otherwise be paid to such NAL Shareholder under this Plan of Arrangement and to sell such shares on the TSX for cash proceeds to be used for such withholdings.

ARTICLE 7
AMENDMENTS

7.1                      Pengrowth and NAL may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by both parties; (iii) filed with the Court and, if made following the NAL Meeting, approved by the Court; and (iv) communicated to NAL Shareholders, if and as required by the Court.

7.2                      Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Pengrowth or NAL at any time prior to or at the NAL Meeting (provided that the other party shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the NAL Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

7.3                      Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the NAL Meeting shall be effective only: (i) if it is consented to by NAL and Pengrowth (each acting reasonably); and (ii) if required by the Court or applicable law, it is consented to by the NAL Shareholders.

7.4                      Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Pengrowth, provided that it concerns a matter which, in the reasonable opinion of Pengrowth, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Former NAL Shareholder.

ARTICLE 8
FURTHER ASSURANCES

8.1                      Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX "D"

INTERIM ORDER

Clerk's Stamp

COURT FILE NUMBER	1201 – 04969

COURT	COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANT	NAL ENERGY CORPORATION

RESPONDENT

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT
BENNETT JONES LLP
Barristers and Solicitors
4500 Bankers Hall East
855-2nd Street SW
Calgary, Alberta  T2P 4K7

Attention: Laurie A. Goldbach
Telephone No.: 403-298-3614
Fax No.: 403-265-7219
Client File No.: 38194-151

DATE ON WHICH ORDER WAS PRONOUNCED:	April 20, 2012

LOCATION OF HEARING:	Calgary, Alberta

NAME OF JUDGE WHO MADE THIS ORDER:	Justice B.E.C. Romaine

UPON the Originating Application of NAL Energy Corporation ("NAL") and Pengrowth Energy Corporation ("Pengrowth") pursuant to Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended ("ABCA");

AND UPON reading the said Originating Application and the Affidavit of Keith A. Steeves;

AND UPON noting that notice of this Originating Application has been given to the Executive Director of the Alberta Securities Commission (the "Executive Director") as required by Subsection 193(8) of the ABCA and that the Executive Director neither consents to nor opposes it;

AND UPON hearing counsel for NAL;

AND UPON noting that for the purposes of this Order, the capitalized terms used but not defined in this Order shall have the meanings attributed to them in the draft Joint Management Information Circular and Proxy Statement of NAL and Pengrowth dated April 20, 2012 (the "Circular"), which is attached as Exhibit "1" to the Affidavit of Keith A. Steeves sworn April 19, 2012 (the "Steeves Affidavit");

IT IS HEREBY ORDERED AND ADJUDGED THAT:

Meeting

1.
NAL shall convene an annual and special meeting (the "NAL Meeting") of the holders (the "NAL Shareholders") of common shares (the "NAL Shares") in the capital of NAL on or about May 23, 2012 to, among other things, consider and if deemed advisable, approve, with or without variation, a special resolution (the "Arrangement Resolution") approving a plan of arrangement (the "Arrangement") involving NAL, the NAL Shareholders and Pengrowth, as contemplated by the Arrangement Agreement attached as Appendix "C" to the Circular that is Exhibit "1" to the Steeves Affidavit.

2.
The NAL Meeting shall be held and conducted in accordance with the applicable provisions of the ABCA, the articles and bylaws of NAL in effect at the relevant time, the Circular, this Order and any further Order of this Court.  To the extent that there is any inconsistency or discrepancy between this Order and the ABCA, the articles or bylaws of NAL, the terms of this Order shall govern.

Notice of the NAL Meeting

3.
The only persons entitled to notice of the NAL Meeting shall be the NAL Shareholders whose names have been entered in the register of holders of NAL Shares at the close of business on April 23, 2012 (the "NAL Record Date"), the auditors of NAL, the board of directors of NAL, and the Executive Director.

4.	At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the NAL Meeting) prior to the day of the NAL Meeting, NAL shall send:

(a)	the Notice of Annual and Special Meeting of NAL Shareholders;

(b)	the Notice of Originating Application;

(c)	the form of proxy;

(d)	the form of letter of transmittal; and

(e)	the Circular (collectively, the "NAL Meeting Materials");

all in substantially the forms contained in Exhibit "1" to the Steeves Affidavit, with such amendments as counsel for NAL may advise are necessary or advisable, provided that such amendments are not inconsistent with the terms of this Order, to the NAL Shareholders of record as of the NAL Record Date, to the auditors of NAL, to the board of directors of NAL, and to the Executive Director, by mailing the same by pre-paid ordinary mail or by delivering the same by direct courier at the expense of NAL.  Such mailing and delivery shall constitute good and sufficient service of the Notice of Originating Application, the NAL Meeting and the hearing in respect of the Originating Application.  In the case of non-registered NAL Shareholders, service of the Notice of Originating Application, the NAL Meeting and the hearing in respect of the Notice of Originating Application shall be given in accordance with NAL's obligations under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

5.	The NAL Meeting Materials shall be deemed to have been received, in the case of mailing, three (3) days after delivery to the post office, and in the case of delivery in person, by courier or by expedited parcel post, upon receipt at the intended recipient's address.

6.
NAL is authorized to adjourn or postpone the NAL Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the NAL Meeting or first obtaining any vote of the NAL Shareholders in respect of the adjournment or postponement.  Notice of such adjournment or postponement may be given by such method as NAL determines is appropriate in the circumstances.

7.
NAL is hereby authorized to make such amendments, revisions or supplements ("Additional Information") to the NAL Meeting Materials as it may determine, and NAL may disclose such Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances.  Without limiting the generality of the foregoing, if any material change or material fact arises between the date hereof and the date of the NAL Meeting, and if such change or fact had been made known prior to mailing of the Circular such information would have been included in the Circular, then NAL shall advise the NAL Shareholders of such material change or material fact by disseminating a news release through a widely-circulated news service and posting such news release on NAL's profile on the System for Electronic Document Analysis and Retrieval (each, a "News Release") and, provided the News Release describes the applicable material change or material fact in reasonable detail, then, other than dissemination and posting of the News Release as aforesaid, NAL shall not be required to deliver an amendment to the Circular to NAL Shareholders or otherwise give notice to the NAL Shareholders of the applicable material change or material fact.

8.
The accidental omission to give notice of the NAL Meeting to, or the non-receipt of the notice by, one or more of the aforesaid persons, shall not invalidate any resolutions passed or proceedings taken at the NAL Meeting.

Conduct of the NAL Meeting

9.	Registered NAL Shareholders of record present in person or represented by proxy at the NAL Meeting shall be the only persons entitled to vote on the Arrangement Resolution.

Each NAL Shareholder entitled to vote at the NAL Meeting will be entitled to one vote for each NAL Share held in respect of the Arrangement Resolution.

10.	The Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by NAL Shareholders present in person or represented by proxy at the NAL Meeting.

11.	To be valid, proxies must be deposited in the manner described in the Circular.

12.	The chairman of the board of directors of NAL, or failing him, any person to be chosen at the NAL Meeting by the board of directors of NAL, shall be the chair at the NAL Meeting.

13.
A quorum shall be present at the NAL Meeting if two NAL Shareholders holding not less than 5% of the votes attached to the outstanding NAL Shares entitled to vote at the NAL Meeting are present either in person or represented by proxy.  If within 30 minutes from the time appointed for the NAL Meeting, a quorum is not present, the NAL Meeting shall stand adjourned to a date not less than seven (7) nor more than 30 days later, as determined by the chair of the NAL Meeting and to such time and place as may be appointed by the chair of the NAL Meeting.  No notice of the adjourned NAL Meeting shall be required and, if at such adjourned meeting a quorum is not present, the NAL Shareholders present in person or represented by proxy shall be a quorum for all purposes.

14.
The mailing of the NAL Meeting Materials in accordance with the provisions of this Order shall constitute good and sufficient service in respect of this Originating Application upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.  Service of this Originating Application and Steeves Affidavit is dispensed with, except for service thereof on the Executive Director.

Dissent Rights

15.
The registered holders of NAL Shares shall, subject to the provisions of this Order and the Arrangement, have the right to dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

16.	In order to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)
a written objection to the Arrangement Resolution must be received by NAL c/o its counsel Bennett Jones LLP, 4500, 855-2nd Street, SW, Calgary, Alberta, Canada, T2P 4K7, Attention: Laurie A. Goldbach, by 5:00 p.m. (Calgary time) on May 18, 2012 or the last Business Day immediately preceding the date of any adjournment of the NAL Meeting (as it may be adjourned or postponed from time to time);

(b)	no NAL Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement;

(c)	an NAL Shareholder shall not exercise the right of dissent in respect of only a portion of the holder's NAL Shares but may dissent only with respect to all of the NAL Shares held by the holder;

(d)	an NAL Shareholder exercising such rights of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Order; and

(e)	a vote against the Arrangement Resolution shall not constitute the written objection required under subparagraph 16(a) herein.

17.
The fair value of the NAL Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the NAL Shareholders at the NAL Meeting; but in no event shall NAL or Pengrowth be required to recognize such NAL Dissenting Shareholder as an NAL Shareholder after the Effective Time and the name of such holder shall be removed from the register of NAL Shares as at the Effective Time.  Payment of such fair value shall be made to the NAL Dissenting Shareholders by NAL.

18.	Any NAL Dissenting Shareholder who duly exercises the right of dissent, as set out in paragraphs 16 and 17 above, and who:

(a)
is determined to be entitled to be paid the fair value for any NAL Shares, shall be deemed to have transferred those NAL Shares to NAL for cancellation as of the Effective Time, without any further act or formality and free and clear of all liens, claims and encumbrances to NAL in exchange for the fair value of such NAL Shares; or

(b)
is, for any reason (including, for clarity, any withdrawal by an NAL Dissenting Shareholder of their dissent) determined not to be entitled to be paid the fair value for the NAL Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of NAL Shares, and as such NAL Shares will be deemed to be exchanged for Pengrowth Shares based on the Exchange Ratio pursuant to the Arrangement, but in no case shall NAL, Pengrowth, or any other person, be required to recognize such NAL Shareholders as holders of NAL Shares at or after the Effective Date, and the names of such NAL Shareholders shall be removed from the register of NAL Shares and Pengrowth shall be recorded as the holder of the NAL Shares transferred pursuant to the Arrangement and shall be deemed the legal and beneficial holder thereof free and clear of all liens, claims and encumbrances.

19.
Subject to further Order of this Court, the rights available to the NAL Shareholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the NAL Shareholders with respect to the Arrangement Resolution.

20.
Notice to the NAL Shareholders of the right of dissent with respect to the Arrangement Resolution and the right to receive, subject to the provisions of this Order, the ABCA and the Arrangement, the fair value of their NAL Shares shall be good and sufficiently given by including information with respect thereto in the Circular.

Final Application

21.	Upon approval of the Arrangement at the NAL Meeting in the manner set forth in this Order and any further Order of this Court, NAL may apply before this Court for approval of the Arrangement, which Application (the "Final Application") shall be heard by this Honourable Court at the Calgary Courts Centre, 601-5th Street SW, in the City of Calgary, in the Province of Alberta, on May 24, 2012 at 9:00 a.m. (Calgary time) or so soon thereafter as this Court may entertain it.

22.
Any NAL Shareholder or any other interested party ("Interested Party") who wishes to appear at the hearing of the Final Application is required to file with this Court and serve upon NAL on or before 12:00 p.m. (Calgary time) on May 18, 2012, a Notice of Intention to Appear (the "Notice of Intention to Appear"), including an address for service in Calgary, Alberta (or alternatively, a telecopier number for service by telecopy), and indicating whether such NAL Shareholder or Interested Party intends to support or oppose the Final Application or make submissions thereat, together with any evidence or materials that are to be presented to the Court.  Service of this Notice of Intention to Appear shall be effected on NAL by delivery to the solicitors for NAL at Bennett Jones LLP, 4500, 855-2nd Street SW, Calgary, Alberta, T2P 4K7, Attention: Laurie A. Goldbach.

23.	In the event that the Final Application is adjourned, only those parties appearing before this Court for the Final Application shall be served with the notice of the adjourned date.

24.	Service of notice of this Originating Application on any person is hereby dispensed with.

25.	In the event of a conflict between the provisions of the ABCA and the terms of this Order, the terms of this Order shall prevail.

Leave to Vary Order

26.	NAL is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

"Justice B.E.C. Romaine"
J.C.Q.B.A.

APPENDIX "E"

NAL FAIRNESS OPINION

Investment & Corporate Banking 100 King Street West – 4th Floor Toronto, Ontario M5X 1H3 Tel : (416) 359-4100 Fax : (416) 359-4459

March 22, 2012

Independent Committee of the Board of Directors and the Board of Directors
NAL Energy Corporation
1000, 550 – 6th Avenue SW
Calgary, AB T2P0S2

To the Independent Committee of the Board of Directors and the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that NAL Energy Corporation (the “Company”) and Pengrowth Energy Corporation (the “Acquiror”) propose to enter into an arrangement agreement to be dated March 22, 2012 (the “Arrangement Agreement”) pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company (the “Shares”) and pursuant to which each holder of Shares (a “Shareholder”) will be entitled to receive, in exchange for each Share held, 0.86 common shares of the Acquiror (the “Consideration”). We also understand that the acquisition contemplated by the Arrangement Agreement is proposed to be effected by way of an arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in the Company’s joint management information circular (the “Circular”) to be mailed to Shareholders in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the “Opinion”) to the independent committee of the board of directors of the Company (the “Independent Committee of the Board of Directors”) and the board of directors of the Company (the “Board of Directors’) as to the fairness from a financial point of view of the Consideration to be received by the Shareholders pursuant to the Arrangement (other than the Acquiror and its affiliates).

Engagement of BMO Capital Markets

The Company initially contacted BMO Capital Markets regarding a potential advisory assignment in February 2012. BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated February 1, 2012 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company, the Independent Committee of the Board of Directors and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion.  We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement.  The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management.  BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta) or the rules made thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company, the Independent Committee of the Board of Directors and the Board of Directors pursuant to the Engagement Agreement; (ii) acting as an underwriter to the Company in connection with an issuance of convertible debentures in February 2012, (iii) acting as an underwriter to the Company in connection with an issuance of trust units in April 2010, (iv) acting as a lender to the Company, (v) acting as an underwriter to the Acquiror in connection with an issuance of common shares in November 2011, (vi) acting as a lender to the Acquiror, and (vii) acting as a financial advisor to the Acquiror in connection with the acquisition of Monterey Exploration Ltd. in July 2010. In addition to the services discussed above BMO Capital Markets has from time to time provided advice to the Company and the Acquiror on various other strategic alternatives that were not pursued.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings.  BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation.  As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated March 22, 2012;

2.
other transaction documents relating to the arrangement, including: (i) a draft of the voting support agreement dated March 22, 2012, between the Acquiror and certain directors and officers of the Company and (ii) a draft of the voting support agreement dated March 22, 2012, between the Company and certain directors and officers of the Acquiror;

3.
certain publicly available information relating to the business, operations, financial condition and trading history of the Company, the Acquiror and other selected public companies we considered relevant;

4.
certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company and the Acquiror relating to the business, operations and financial condition of the Company and the Acquiror;

5.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and the Acquiror;

6.
certain summary reserve reports prepared in accordance with National Instrument 51-101, including: (i) the independent engineering evaluation of the Company’s oil, natural gas liquids and natural gas interests prepared by McDaniel & Associates Consultants Inc. effective December 31, 2011 and (ii) the independent engineering evaluation of the Acquiror’s oil, natural gas liquids and natural gas interests prepared by GLJ Petroleum Consultants Ltd. effective December 31, 2011;

7.	discussions with management of the Company and the Acquiror relating to the Company’s and the Acquiror’s respective current business, plan, financial condition and prospects;

8.	public information with respect to selected precedent transactions we considered relevant;

9.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of the Company and the Acquiror;

10.	various reports published by equity research analysts we considered relevant;

11.
a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

12.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company or the Acquiror to any information under the Company’s control or the Acquiror’s control, as applicable, requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”).  The Opinion is conditional upon such completeness, accuracy and fair presentation.  We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company or the Acquiror, as applicable, having regard to the Company’s and the Acquiror’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, complete, true and correct in all material respects, and did not contain a misrepresentation (as defined in the Securities Act (Alberta)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could  reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement and other transaction documents relating to the Arrangement will not differ in any material respect from the draft that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquiror as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company or the Acquiror and their respective representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Independent Committee of the Board of Directors and the Board of Directors for their exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent.  The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement.  Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquiror, or of any of their respective affiliates, and the Opinion should not be construed as such.  The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquiror may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters.  We have relied upon, without independent verification, the assessment by the Company and its legal  advisors with respect to such matters.  In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof.  Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders (other than the Acquiror and its affiliates).

Yours truly,

(Signed) "BMO Nesbitt Burns Inc."

BMO Nesbitt Burns Inc.

APPENDIX "F"

PENGROWTH FAIRNESS OPINION

Scotia Waterous Inc. Suite 1800, Scotia Centre 700-2nd Street SW Calgary, Alberta T2P 2W1

Tel: (403) 265-8077
Fax: (403) 269-8355

March 22, 2012

The Board of Directors
Pengrowth Energy Corporation
2100, 222 Third Avenue SW
Calgary  AB
T2P 0B4

To the Board of Directors:

Scotia Waterous Inc. (“Scotia Waterous” or “we”) understands that Pengrowth Energy Corporation (“Pengrowth”) and NAL Energy Corporation (“NAL”) have entered into an arrangement agreement (the “Arrangement Agreement”) dated March 22, 2012 pursuant to which Pengrowth proposes to acquire all of the issued and outstanding common shares of NAL (the “NAL Shares”) by way of a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”).  Under the Arrangement, holders of NAL Shares (“NAL Shareholders”) will receive 0.86 of a common share of Pengrowth (“Pengrowth Shares”) for each NAL Share held (the “NAL Exchange Ratio”).  Holders of Pengrowth Shares are referred to herein as “Pengrowth Shareholders”.

The terms and conditions of the Arrangement are more fully described in the joint information circular and proxy statement being prepared by Pengrowth and NAL (the “Information Circular”), which is to be dated on or about April 20, 2012 and which is to be mailed to both Pengrowth and NAL Shareholders in connection with a special meeting of the Pengrowth Shareholders and an annual and special meeting of the NAL Shareholders, to be held separately in Calgary, Alberta on May 23, 2012.

Engagement of Scotia Waterous

Pengrowth formally engaged Scotia Waterous through an agreement dated February 28, 2012 (the “Engagement Agreement”).  Pengrowth has retained Scotia Waterous to, among other things, provide financial advisory services with respect to the Arrangement and has asked Scotia Waterous to prepare and deliver to the Board of Directors of Pengrowth (the “Board”) an opinion as to the fairness, from a financial point of view, to Pengrowth Shareholders of the consideration to be paid to the NAL Shareholders in connection with the Arrangement (the “Opinion”).  Scotia Waterous has not been engaged to prepare, and has not prepared, a formal valuation of Pengrowth or NAL or any of their securities or assets and the Opinion should not be construed as such.  Scotia Waterous has, however, conducted such analyses as are considered necessary in the circumstances.

The terms of the Engagement Agreement provide that Scotia Waterous is to be paid fees for its services as financial advisor, including fees that are contingent on the completion of the Arrangement.  In addition, Scotia Waterous is to be reimbursed for its out-of-pocket expenses and to be indemnified by Pengrowth in certain circumstances.

Credentials of Scotiabank and Scotia Waterous

The Bank of Nova Scotia (“Scotiabank”), through its Global Banking and Markets division (“Scotiabank GBM”), provides corporate and investment banking and capital markets products and services to corporate, institutional and government clients globally.  Scotiabank GBM is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research.  Scotia Waterous is part

Scotia Waterous Inc., Scotia Waterous (USA) Inc., Scotia Waterous (UK) Limited and Scotia Capital Inc. are non-bank affiliates of The Bank of
Nova Scotia and are members of the Scotiabank Group and authorized users of the mark.

of Scotiabank GBM.  Scotia Waterous and Scotiabank GBM have participated in a significant number of transactions involving private and public companies and have extensive experience in preparing fairness opinions.

The Opinion expressed herein is the opinion of Scotia Waterous as a firm.  The form and content herein has been approved for release by a committee of directors and other professionals of Scotia Waterous and Scotiabank GBM, all of whom are experienced in merger, acquisition, divestiture and fairness opinion matters.

Role of Scotiabank and Scotia Waterous

Neither Scotiabank nor Scotia Waterous nor any of their associates or affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Alberta)) of Pengrowth or NAL or any of their associates or affiliates.  Scotiabank is a lender to Pengrowth and provides banking services which may include acting as counterparty to Pengrowth on interest rate, currency hedging  and/or commodity hedging transactions from time to time in the normal course of business.  Scotiabank is also a lender to NAL and provides banking services which may include acting as counterparty to NAL on interest rate, currency hedging and/or commodity hedging transactions from time to time in the normal course of business.  Scotiabank, through Scotia Capital Inc., has acted as a co-manager on a common share offering for Pengrowth within the past 24 months.  Scotiabank, through Scotia Capital Inc., has acted as co-manager on a convertible debenture offering and a trust unit offering for NAL within the past 24 months.

Scotiabank GBM acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere, and, as such, it and Scotiabank, may have had and may have positions in the securities of Pengrowth, NAL or any of their associates and affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation.  As an investment dealer, Scotiabank GBM conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Pengrowth, NAL and the Arrangement.

Scope of Review

In preparing the Opinion, Scotia Waterous has reviewed and relied upon, among other things:

a)	the Arrangement Agreement;

b)	audited annual financial statements and the related management discussion and analysis of Pengrowth for the years ended December 31, 2011, December 31, 2010 and December 31, 2009;

c)	audited annual financial statements and the related management discussion and analysis of NAL for the years ended December 31, 2011, December 31, 2010 and December 31, 2009;

d)	the annual reports of Pengrowth for the years ended December 31, 2010 and December 31, 2009;

e)	the annual reports of NAL for the years ended December 31, 2010 and December 31, 2009;

f)	the Annual Information Form of Pengrowth for the year ended December 31, 2011, dated February 28, 2011;

g)	the Annual Information Form of NAL for the year ended December 31, 2010, dated March 31, 2011;

h)	the Notice of Annual Meeting and Management Information Circular of Pengrowth, dated March 8, 2011;

i)	the Notice of Annual Meeting and Management Information Circular of NAL, dated April 19, 2011;

j)	Pengrowth’s investor presentation dated March 1, 2012;

k)	NAL’s investor presentations dated February 2, 2012 and March 15, 2012;

l)	all press releases issued by Pengrowth since January 1, 2010;

m)	all press releases issued by NAL since January 1, 2010;

n)	the Prospectus Supplement (dated February 13, 2012) to the Short Form Base Shelf Prospectus of NAL dated May 12, 2011;

o)	the Short Form Base Shelf Prospectus of NAL dated May 12, 2011

p)	confidential data and information, prepared and presented by NAL management, with respect to the assets, operations and growth opportunities of NAL;

q)	confidential data and information, prepared and presented by Pengrowth management, with respect to the assets, operations and growth opportunities of Pengrowth;

r)	other financial and operating information with respect to Pengrowth obtained from Pengrowth’s management;

s)	other financial and operating information with respect to NAL obtained from NAL’s management;

t)	a formal due diligence session with management of NAL;

u)	a formal due diligence session with management of Pengrowth;

v)	responses to formal due diligence queries with respect to NAL, prepared by NAL management;

w)	current spot and futures contract prices for North American crude oil, natural gas and natural gas liquids;

x)	public information, including equity research reports, relating to the business, operations, financial performance and share trading history of Pengrowth and NAL;

y)	public information with respect to other transactions of a comparable nature considered by us to be relevant;

z)	public information regarding the oil and gas industry;

aa)
representations contained in certificates addressed to Scotia Waterous, as of the date hereof, from senior officers of Pengrowth as to the completeness, accuracy and fair presentation of information with respect to Pengrowth and its associates and affiliates upon which the Opinion is based;

bb)
representations contained in certificates addressed to Scotia Waterous, as of the date hereof, from senior officers of NAL as to the completeness, accuracy and fair presentation of information with respect to NAL and its associates and affiliates upon which the Opinion is based; and

cc)	such other corporate, industry and financial market information, investigations and analyses as Scotia Waterous considered necessary or appropriate in the circumstances.

Scotia Waterous has not, to the best of its knowledge, been denied access by Pengrowth or NAL to any information requested by Scotia Waterous.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Scotia Waterous has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, Pengrowth, NAL and their associates and affiliates and advisors or otherwise (collectively, the “Information”) and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that information not misleading.  The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information.  Subject to the exercise of professional judgment and except as described herein, Scotia Waterous has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.  With respect to the financial forecasts and budgets provided to Scotia Waterous and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Pengrowth and NAL, as the case may be, as to the matters covered thereby, and in rendering the Opinion we express no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

We have, with respect to all accounting, legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to Pengrowth including information disclosed in the Information Circular, and express no opinion thereon.  The Arrangement is subject to a number of conditions outside the control of Pengrowth and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course, and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications.  In rendering this Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be completed within the time frame indicated in Information Circular.

Senior management of Pengrowth have represented to Scotia Waterous in a certificate delivered as at March 22, 2012, among other things, that to the best of their knowledge: (i) Pengrowth has no information or knowledge of any facts, public or otherwise, not specifically provided to Scotia Waterous relating to Pengrowth (including any subsidiaries or affiliates) or to NAL (including any subsidiaries or affiliates) which would reasonably be expected to affect materially the Opinion; (ii) with the exception of forecasts, projections or estimates referred to in (iv) below, the written information and written data provided to Scotia Waterous by or on behalf of Pengrowth in respect of Pengrowth (including any subsidiaries or affiliates) or NAL (including any subsidiaries or affiliates), in connection with the Arrangement is or, in the case of historical written information or written data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information in respect of Pengrowth (including any subsidiaries or affiliates) would be required to make the data provided to Scotia Waterous by Pengrowth not misleading in light of circumstances in which it was prepared; (iii) to the extent that any of the information or data identified in (ii) above is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Waterous or updated by more current information or data disclosed; and (iv) any portions of the data provided to Scotia Waterous by or on behalf of Pengrowth which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Pengrowth, are (or were at the time of preparation) reasonable in the circumstances.

Senior management of NAL have represented to Scotia Waterous in a certificate delivered as at March 22, 2012, among other things, that to the best of their knowledge: (i) with the exception of forecasts, projections or estimates referred to in (iii) below, the written information and written data provided to Pengrowth by or on behalf of NAL in respect of NAL (including any subsidiaries or affiliates), in connection with the Arrangement is or, in the case of historical written information or written data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information in respect of NAL (including any subsidiaries or affiliates) would be required to make the data provided to Pengrowth by or on behalf of NAL not misleading in light of circumstances in which it was prepared; (ii) to the extent that any of the information or data identified in (i) above is historical, there have been no changes in material facts or new material facts relating to NAL (including any subsidiaries or affiliates) since the respective dates thereof which would materially impact such information or data and which have not been disclosed to Pengrowth or updated by more current information or data disclosed; and (iii) any portions of the information provided to Pengrowth by or on behalf of NAL which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of NAL, are (or were at the time of preparation) reasonable in the circumstances.

The Opinion is rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Pengrowth, NAL and their respective associates and affiliates, as they were reflected in the Information and as they were represented to Scotia Waterous in discussions with management of Pengrowth and NAL.  In its analyses and in preparing the Opinion, Scotia Waterous made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Waterous or any party involved in the Arrangement.

For the purposes of rendering the Opinion, Scotia Waterous has relied upon the assumption that the representations and warranties of each party contained in the Arrangement Agreement are true and correct in all material respects and that each party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement and that Pengrowth will be entitled to fully enforce its rights under the Arrangement Agreement and receive the benefits therefrom. Finally, Scotia Waterous has assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on Pengrowth or NAL or the contemplated benefits of the Arrangement.

The Opinion has been provided for the use of the Board in connection with the Arrangement and may not be used or relied upon by any other person or for any other purpose and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Scotia Waterous. Scotia Waterous consents to the inclusion of the Opinion in the Information Circular and to references to and summaries of the Opinion in the Information Circular. The Opinion is given as of the date hereof and Scotia Waterous disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Waterous after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Waterous reserves the right to change, modify or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, Scotia Waterous is of the opinion that, as of the date hereof, the consideration to be paid to the NAL Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Pengrowth Shareholders.

Yours very truly,

(Signed) “Scotia Waterous Inc.”

Scotia Waterous Inc.

APPENDIX "G"

PRO FORMA FINANCIAL STATEMENTS

Pengrowth Energy Corporation
Pro Forma Consolidated Balance Sheet
As at December 31, 2011
(Unaudited)

	Pengrowth Energy Corporation	NAL Energy Corporation	Adjustments		Pro forma Pengrowth Energy Corporation

ASSETS
Current Assets
Cash and cash equivalents	$36,722	$1,722	$–		$38,444
Accounts receivable	183,814	50,708	–		234,522
Prepared expenses	–	15,104	–		15,104
Fair value of risk management contracts	643	655	–		1,298
	221,179	68,189	–		289,368
Deferred income taxes	–	17,051	(17,051	) 2 (e)	–
Fair value of risk management contracts	–	54	–		54
Other assets	84,712	–	–		84,712
Property, plant and equipment	4,074,434	1,416,769	445,194	2 (e)
			128,597	2 (h)	6,064,994
Exploration and evaluation assets	563,751	44,419	12,445	2 (e)	620,615
Goodwill	700,652	14,722	173,252	2 (e)	888,626

TOTAL ASSETS	$5,644,728	$1,561,204	$742,437		$7,948,369

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$273,344	$91,640	$20,000	2 (d)	$384,984
Dividends payable	25,220	10,577	–		35,797
Fair value of risk management contracts	39,753	5,377	–		45,130
Convertible debentures	–	81,037	(589	) 2 (f)	80,448
Current portion of provisions	20,149	–	–		20,149
	358,466	188,631	19,411		566,508
Fair value of risk management contracts	26,487	950	–		27,437
Convertible debentures	–	116,127	150,000	2 (g)
			(848	) 2 (f)	265,279
Other liabilities	–	1,527	–		1,527
Long term debt	1,007,686	327,170	150,000	2 (g)	1,184,856
Provisions	646,998	130,074	128,597	2 (e)(h)	905,669
Deferred income taxes	257,838	–	99,006	2 (e)	356,844
	2,297,475	764,479	246,166		3,308,120
Shareholders’ Equity
Shareholders’ capital	3,525,222	927,804	365,219	2 (e)	4,818,245
Equity portion of convertible debentures	–	4,973	–		4,973
Contributed surplus	17,697	–	–		17,697
Deficit	(195,666)	(136,052)	131,052		(200,666)
	3,347,253	796,725	496,271		4,640,249

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,644,728	$1,561,204	$742,437		$7,948,369

See accompanying notes to the pro forma consolidated financial statements.

Pengrowth Energy Corporation
Pro Forma Consolidated Statement of Earnings
Year Ended December 31, 2011
(Unaudited)

	Pengrowth Energy Corporation	NAL Energy Corporation	Adjustments		Pro forma Pengrowth Energy Corporation

REVENUES
Oil and gas sales	$1,453,735	$531,947	$(4,024)		$1,981,478
Realized losses on derivative contracts	–	(4,204)	4,204		–
Royalties, net of incentives	(277,945)	(89,907)	–		(367,852)
	1,175,790	437,836	–		1,613,626
Unrealized (loss) gain on commodity risk management	(39,951)	4,282	–		(35,669)
	1,135,839	442,118	–		1,577,957
					–
EXPENSES					–
Operating	382,024	124,209	–		506,233
Transportation	25,716	5,681	–		31,397
General and administrative	75,312	25,873	(1,077)		100,108
Share-based incentive compensation	–	(1,077)	1,077		–
Depletion, depreciation and amortization	437,923	193,376	78,317	3(a)	709,616
Impairment of assets	27,360	101,996	–		129,356
	948,335	450,058	78,317		1,476,710
					–
OPERATING INCOME (LOSS)	187,504	(7,940)	(78,317)		101,247
					–
Other (income) expense items					–
Gain on investments	(23,000)	–	–		(23,000)
Gain on disposition of properties	(12,647)	(26,046)	–		(38,693)
Unrealized foreign exchange loss	19,098	–	–		19,098
Realized foreign exchange loss	1,583	–	–		1,583
Interest and financing charges	75,924	22,830	2,715	3(b)	101,469
Accretion	15,618	10,123	(3,656	) 3(c)	22,085
Other expense (income)	4,068	(811)	–		3,257
					–
INCOME (LOSS) BEFORE TAXES	106,860	(14,036)	(77,376)		15,448
					–
Deferred income tax expense (recovery)	22,328	(3,002)	(19,623	) 3(d)	(297)

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$84,532	$(11,034)	$(57,753)		$15,745

NET INCOME (LOSS) PER SHARE
Basic	$0.25	$(0.07)			$0.03
Diluted	$0.25	$(0.07)			$0.03

See accompanying notes to the pro forma consolidated financial statements.

Pengrowth Energy Corporation
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
For the year ended December 31, 2011

(Tabular dollar amounts are stated in thousands of dollars except per common share amounts)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet and the pro forma statement of earnings as at and for the year ended December 31, 2011 have been prepared for inclusion in the joint management information circular and proxy statement dated April 20, 2012 describing the proposed plan of arrangement involving NAL Energy Corporation (“NAL”), the shareholders of NAL and Pengrowth Energy Corporation (“Pengrowth”).

On March 23, 2012, Pengrowth and NAL announced that they had entered into an arrangement agreement providing for the acquisition of all of the issued and outstanding common shares of NAL, in consideration for 0.86 of a common share of Pengrowth for each common share of NAL (the “Arrangement”).

The pro forma financial statements have been prepared by management in accordance with International Financial Reporting Standards.  The pro forma consolidated balance sheet gives the effect of the Arrangement and assumptions described herein as if they occurred as at the date of the balance sheet. The pro forma statement of earnings gives effect to the Arrangement and assumptions described herein as if they occurred at the beginning of the year.  In the opinion of management, the pro forma consolidated financial statements include all the necessary adjustments for the fair presentation of the ongoing entity.  In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the possible operating synergies and administrative cost savings that could result from combining the operations of NAL and Pengrowth.  The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

The accounting principles used in the preparation of the pro forma consolidated financial statements are consistent with those used in the audited financial statements of Pengrowth as at and for the year ended December 31, 2011.  The pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the audited consolidated financial statements of NAL and Pengrowth as at and for the year ended December 31, 2011.

2.	PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (AS AT DECEMBER 31, 2011)

The unaudited pro forma consolidated balance sheet gives effect to the following transactions, assumptions and adjustments:

(a)	Through the plan of arrangement, the common shares of NAL were acquired by Pengrowth on the basis of 0.86 common shares of Pengrowth for each NAL common share.

(b)
For the purposes of the purchase price determination, Pengrowth has used a common share price of $9.95 per common share, being the closing price of a Pengrowth common share on the day immediately preceding the announcement of the Arrangement.

(c)	On December 31, 2011, NAL had 151,107,000 common shares outstanding. Pengrowth acquires 100% of the shares in the Arrangement, resulting in the issuance of 129,952,000 Pengrowth common shares.

(d)
The unaudited pro forma consolidated balance sheet includes $20,000,000 in costs expected to be incurred by NAL and Pengrowth for severance, professional, advisory and other transaction costs.  These costs have been included in accounts payable.

(e)	The Arrangement has been accounted for using the acquisition method as follows:

Consideration:

Pengrowth common shares issued	$1,293,023

Acquired net assets:

Property, plant and equipment and exploration and evaluation assets	$1,918,827

Goodwill	187,974

Risk management contracts	(5,618)

Bank debt	(177,170)

Convertible debentures	(350,700)

Asset retirement obligations	(130,074)

Deferred income taxes	(99,006)

Other liabilities	(1,527)

Working capital acquired including estimated costs of $15 million	(49,683)

$1,293,023

(f)
The convertible debentures of NAL have been recorded in the purchase equation at their estimated fair value.  The conversion feature in the convertible debentures has been estimated to be approximately $5 million and has been reflected in equity in the pro forma consolidated balance sheet.

(g)	The convertible debentures have been increased to reflect the $150,000,000 February 2012 issuance by NAL. Bank debt was commensurately decreased.

(h)
ARO has been adjusted by approximately $129 million to reflect Pengrowth’s assumptions regarding the discount rate (from 8% to 2.5%) and the inflation rate (from 2% to 1.5%).  A corresponding adjustment has been made to property, plant and equipment.

3.	PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (FOR THE YEAR ENDED DECEMBER 31, 2011)

The unaudited pro forma statement of earnings for the year ended December 31, 2011 gives effect to the Arrangement and adjustments referred to in note 2 effective January 1, 2011, and the following:

(a)
Depletion, depreciation and amortization expense has been increased to reflect the effect of the pro forma adjustment to the carrying value of property, plant and equipment based on the combined reserves and production of Pengrowth and NAL.

(b)	Interest expense has been increased to reflect the difference in interest rates between the bank debt and convertible debentures issued in February 2012.

(c)	Accretion expense has been decreased to reflect Pengrowth’s assumptions as noted in note 2(h).

(d)	The provision for deferred income taxes has been decreased to give effect to the pro forma adjustments.

4.	PRO FORMA INCOME PER SHARE

	Number of weighted average Common shares
For the year ended December 31, 2011	Basic	Diluted

Common shares held by Pengrowth shareholders	332,182	334,837

Pengrowth common shares issued to former NAL shareholders	129,952	129,952

Pengrowth common shares issuable on conversion, redemption or maturity of convertible debentures	-	-	(a)

	462,134	464,789

(a)
The Pengrowth common shares potentially issuable on the conversion, redemption or maturity of the convertible debentures are anti-dilutive and are therefore excluded from the diluted net income per share calculation.

5.	DATE OF ESTIMATES

The information contained in these pro forma financial statements is based on a number of assumptions as at and for the year ended December 31, 2011.  The actual purchase price recorded may be significantly different. The final purchase price will be based on a number of amounts and balances on the effective date of the Arrangement including Pengrowth’s closing share price, NAL’s debt and working capital as of that date.

APPENDIX "H"

PRO FORMA INFORMATION CONCERNING PENGROWTH
AFTER GIVING EFFECT TO THE ARRANGEMENT

General

The Arrangement will result in the acquisition of all of the NAL Shares by Pengrowth.  NAL Shareholders (excluding NAL Dissenting Shareholders) will receive 0.86 of a Pengrowth Share for each NAL Share held.  Upon the completion of the Arrangement, NAL will become a wholly-owned subsidiary of Pengrowth and Pengrowth will continue the operations of NAL and Pengrowth on a combined basis.

The following sets forth certain information relating to NAL and Pengrowth, together with pro forma information of Pengrowth after giving effect to the Arrangement.  Additional information concerning each of NAL and Pengrowth is set forth elsewhere in this Circular.  See "Appendix "J" – Information Concerning Pengrowth Energy Corporation" and "Appendix "I" – Information Concerning NAL Energy Corporation"

Officers and Directors of Pengrowth

Officers

Upon completion of the Arrangement, Pengrowth will continue to be led by its current executive team which includes Derek Evans as President and Chief Executive Officer, Christopher Webster as Chief Financial Officer and Marlon McDougall as Chief Operating Officer.

Directors

The post-Arrangement Pengrowth Board will consist of 10 members, being all eight of the current Pengrowth directors (John Zaozirny, Derek Evans, Thomas Cumming, Wayne Foo, James McFarland, Michael Parrett, Terence Poole and Michael Stewart) and two new NAL nominee directors (Kelvin B. Johnston and Barry D. Stewart).  John Zaozirny will continue in his capacity as Chairman of the Pengrowth Board.  See "The Pengrowth Meeting – Matters to be Considered at the Pengrowth Meeting".

Selected Unaudited Pro Forma Financial Information

The following tables set out certain unaudited pro forma financial information for Pengrowth after giving effect to the Arrangement for the year ended December 31, 2011.

The following tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Pengrowth for the year ended December 31, 2011, including the notes thereto, attached as Appendix "G" to this Circular.  Reference should also be made to: (i) the Pengrowth Financial Statements; and (ii) the NAL Annual Financial Statements, each of which is incorporated by reference herein.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) the results expected in future periods.

	Unaudited Pro Forma Financial Information ($000s, except per share amounts) For the Year Ended December 31, 2011
	Pengrowth	NAL	Pro Forma Adjustments	Pro Forma Pengrowth
Revenue	1,453,735	531,947	(4,204)	1,981,478
Net earnings (loss)	84,532	(11,034)	(57,367)	15,745
Earnings (loss) per share -
Basic	0.25	(0.07)	-	0.03
Diluted	0.25	(0.07)	-	0.03
Total assets	5,644,728	1,561,204	742,437	7,948,369
Total liabilities	2,297,475	764,479	246,166	3,308,120
Total shareholders' equity	3,347,253	796,725	496,271	4,640,249

Pro Forma Consolidated Capitalization of Pengrowth

The following table sets forth Pengrowth's consolidated capitalization as at December 31, 2011, both before and after giving effect to the Arrangement.  See also "Appendix "G" – Pro Forma Financial Statements".

Designation	Authorized ($000,000s)	As at December 31, 2011 before giving effect to the Arrangement ($000,000s)	As at December 31, 2011 after giving effect to the Arrangement ($000,000s)
Pengrowth Shares	Unlimited N/A	$3,525 (360,282,162 common shares)	$4,818 (490,234,162 common shares)(1)
Preferred shares	10,000,000 shares	-	-
Convertible Debentures(2)	-	-	$346
Senior unsecured notes – US$ 2013(3)	U.S.$50	U.S.$50	U.S.$50
Senior unsecured notes – US$ 2015(4)	U.S.$71.5	U.S.$71.5	U.S.$71.5
Senior unsecured notes – US$ 2017(5)	U.S.$400	U.S.$400	U.S.$400
Senior unsecured notes – US$ 2018(6)	U.S.$265	U.S.$265	U.S.$265
Senior unsecured notes – US$ 2020(7)	U.S.$115.5	U.S.$115.5	U.S.$115.5
Senior unsecured notes – GBP 2015(8)	£50	£50	£50
Senior unsecured notes – CAD$ 2018(9)	$15	$15	$15
Revolving term credit facility (10)	$1,000	-	$177

Notes:
(1)
At December 31, 2011, 2,217,274 options were outstanding and held by directors, officers and employees of Pengrowth, of which 2,216,221 were exercisable.  The options have exercise prices ranging from $6.11 to $20.17 and expire at various dates to January 20, 2015.  At December 31, 2011 there was an aggregate of 16.2 million Pengrowth Shares reserved for issuance on the exercise of an aggregate of 5.5 million Pengrowth DEUs, DSUs, RSUs and PSUs.

(2)
Convertible Debentures include: (i) the 6.25% convertible unsecured subordinated debentures of NAL maturing December 31, 2014, with interest payable semi-annually in arrears on June 30 and December 31 in each year, which may be converted at the option of the holder at a conversion price of $16.50 per NAL Share (being an adjusted conversion price of approximately $19.1860 per Pengrowth Share upon completion of the Arrangement); (ii) the 6.25% convertible unsecured subordinated debentures of NAL maturing March 31, 2017, with interest payable semi-annually in arrears on March 31 and September 30 in each year, which may be converted at the option of the holder at a conversion price of $9.90 per NAL Share (being an adjusted conversion price of approximately $11.5116 per Pengrowth Share upon completion of the Arrangement); and (iii) the 6.75% convertible extendible unsecured subordinated debentures of NAL maturing August 31, 2012, with interest payable semi-annually in arrears on February 28 and August 31 in each year, which may be converted at the option of the holder at a conversion price of $14.00 per NAL Share (being an adjusted conversion price of approximately $16.2791 per Pengrowth Share upon completion of the Arrangement).

(3)	5.47% U.S. denominated senior unsecured notes mature on April 23, 2013 with interest payable semi-annually in arrears on April 13 and October 13.

(4)	4.67% U.S. denominated senior unsecured notes mature on May 11, 2015 with interest payable semi-annually in arrears on May 11 and November 11.
(5)	6.35% U.S. denominated senior unsecured notes mature on July 26, 2017 with interest payable semi-annually in arrears on July 26 and January 26.
(6)	6.98% U.S. denominated senior unsecured notes mature on August 21, 2018 with interest payable semi-annually in arrears on August 21 and February 21.
(7)	5.98% U.S. denominated senior unsecured notes mature on May 11, 2020 with interest payable semi-annually in arrears on May 11 and November 11.
(8)	5.46% GBP denominated senior unsecured notes mature on December 1, 2015 with interest payable semi-annually in arrears on December 1 and June 1.
(9)	6.61% CAD denominated senior unsecured notes mature on August 21, 2018 with interest payable semi-annually in arrears on August 21 and February 21.
(10)
Unsecured, covenant based revolving credit facility includes a committed value of $1.0 billion and a $250.0 million expansion feature. The facility matures on November 29, 2015 and can be renewed at Pengrowth’s discretion any time prior to its renewal subject to syndicate approval.

Principal Holders of Pengrowth Shares Following the Arrangement

To the knowledge of the respective directors and executive officers of Pengrowth, as at the date hereof, both before and after giving effect to the Arrangement, no persons will beneficially own, or control or direct, directly or indirectly, 10% or more of the Pengrowth Shares.

Risk Factors

NAL Shareholders voting in favour of the Arrangement Resolution and Pengrowth Shareholders voting in favour of the Issuance Resolution and the Board Nominee Resolutions will be choosing to combine the businesses of NAL and Pengrowth and, in the case of NAL Shareholders, to invest in Pengrowth Shares.  The completion of the Arrangement and an investment in Pengrowth Shares involves risks.  In addition to the risk factors present in each of NAL's and Pengrowth's businesses, described under the headings "Risk Factors" in the NAL AIF and the Pengrowth AIF, respectively, "Forward-Looking Information" in the NAL MD&A and "Advisory Regarding Forward-Looking Statements" in the Pengrowth MD&A, each of which are incorporated by reference herein, NAL Shareholders and Pengrowth Shareholders should carefully consider the following risk factors in evaluating whether to approve the Arrangement Resolution, the Issuance Resolution and the Board Nominee Resolutions, as applicable.  Readers are cautioned that such risk factors are not exhaustive.  These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein and documents filed by NAL and Pengrowth pursuant to Applicable Laws from time to time.

Failure to Realize Anticipated Benefits of the Arrangement

The Arrangement is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all.  NAL and Pengrowth are proposing to complete the Arrangement to strengthen the position of Pengrowth in the oil and gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings.  Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the ability of Pengrowth, after giving effect to the Arrangement, to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of Pengrowth.

The integration of the NAL assets requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process.  The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Pengrowth's ability to achieve the anticipated benefits and synergies of the Arrangement.

Satisfaction of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of NAL and Pengrowth, including obtaining the requisite approvals from the Pengrowth Shareholders and the NAL Shareholders and required regulatory approvals.  There is no certainty, nor can Pengrowth and/or NAL provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.  If for any reason the Arrangement is not completed, the market price of the Pengrowth Shares and the NAL Shares may be adversely affected.  Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Pengrowth Board and/or NAL Board will be able to find another similar transaction in which to enter.

Consents and Approvals

Completion of the Arrangement is conditional upon receiving certain consents and regulatory approvals, including the Competition Act Approval.  A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of Pengrowth, NAL or the combined entity.

The Arrangement Agreement May Be Terminated

Each of NAL and Pengrowth has the right to terminate the Arrangement Agreement in certain circumstances.  Accordingly, there is no certainty, nor can either of Pengrowth or NAL provide any assurance, that the Arrangement Agreement will not be terminated by either Pengrowth or NAL before the completion of the Arrangement.  For instance, NAL and Pengrowth have the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect.  There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case NAL or Pengrowth could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

In addition, certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by NAL and Pengrowth even if the Arrangement is not completed.

Under the Arrangement Agreement, a Party is required to pay the other Party a non-completion fee in certain circumstances.  This non-completion fee may discourage other parties from attempting to enter into a business transaction with either Pengrowth or NAL, even if those parties would otherwise be willing to enter into an agreement with Pengrowth or NAL for a business combination.  See "Effect of the Arrangement – The Arrangement Agreement – Non-Completion Fees Payable by NAL" and "Effect of the Arrangement – The Arrangement Agreement – Non-Completion Fees Payable by Pengrowth".

NAL Dissent Rights

NAL Shareholders have the right to exercise Dissent Rights and demand payment of the fair value of their NAL Shares in cash in connection with the Arrangement in accordance with the ABCA, as modified by the Interim Order.  If there are a significant number of NAL Dissenting Shareholders, a substantial cash payment may be required to be made to such NAL Shareholders that could have an adverse effect on Pengrowth's financial condition and cash resources if the Arrangement is completed.  It is a condition to completion of the Arrangement that holders of not more than 5% of the outstanding NAL Shares shall have exercised Dissent Rights in respect of the Arrangement.

Dilutive Effect

The issuance of Pengrowth Shares pursuant to the Arrangement, if completed, will have an immediate dilutive effect on the Pengrowth Shareholders' ownership interest in Pengrowth.  In addition, any Pengrowth Shares issued upon the conversion, redemption or maturity of the NAL Debentures to be assumed by Pengrowth pursuant to the Arrangement will have a dilutive effect on the ownership interest in Pengrowth.

Income Tax Laws

There can be no assurance that the CRA, the U.S. Internal Revenue Service or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Arrangement, as applicable, as set forth in this Circular.  Furthermore, there can be no assurance that applicable Canadian and U.S. income tax laws, regulations or tax treaties will not be changed or interpreted in a manner, or that applicable taxing authorities will not take administrative positions, that are adverse to Pengrowth and its securityholders following completion of the Arrangement.  Such taxation authorities may also disagree with how Pengrowth or its predecessors, including NAL, calculate or have in the past calculated their income for income tax purposes.  Any such events could adversely affect the combined entity, its share price or the dividends or other payments to be paid to Pengrowth's securityholders following completion of the Arrangement.

APPENDIX "I"

INFORMATION CONCERNING NAL ENERGY CORPORATION

The Arrangement

On December 31, 2010, NAL Oil & Gas Trust (the "Trust") converted from an income trust structure to a corporate structure pursuant to a statutory plan of arrangement under the ABCA and, since such time, NAL and its subsidiaries have carried on the business previously carried on by the Trust and its subsidiaries.

Organization

NAL was incorporated under the ABCA on November 1, 2010.  NAL amalgamated with its wholly-owned subsidiary NAL Petroleum (ACE) Ltd., on December 31, 2011.  The head and registered office of NAL is 1000, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2.

Computershare is the transfer agent and registrar of NAL.  The principal place of business of Computershare is 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8.  NAL's auditors are KPMG LLP, Chartered Accountants in Calgary, Alberta.

Administrative Services and Cost Sharing Agreement

The Manager was incorporated under the Canada Business Corporations Act and provides ongoing advisory, management and administrative services to institutional investors (including insurance companies) in the Canadian petroleum and natural gas industry.  The head and registered office of the Manager is 1000, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2.  The Manager is a wholly-owned subsidiary of The Manufacturer's Life Insurance Company ("Manulife"), a wholly-owned subsidiary of Manulife Financial Corporation ("MFC").

Pursuant to the amended and restated administrative services and cost sharing agreement effective December 31, 2010, among the Manager, NAL Resources Limited ("NAL Resources"), Manulife and NAL (the "Administrative Services Agreement"), the activities of NAL and its subsidiaries are managed by the Manager.

The primary duties of the Manager under the Administrative Services Agreement are to: (i) manage NAL subject to the direction of the NAL Board; (ii) provide management services for the economic and efficient exploitation of NAL's oil and natural gas properties; (iii) operate oil and natural gas properties which NAL and its subsidiaries are entitled to operate and monitor the activities of third party operators; (iv) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for NAL; (v) negotiate, execute and amend, on behalf of NAL, all exploitation and development agreements, operating agreements, working agreements, farm-in and farm-out agreements, leases and other documents relating to the exploitation of the oil and natural gas properties as may be advisable; (vi) recommend and, subject to the direction of NAL, negotiate banking arrangements for NAL; and (vii) provide office space, office furnishings and equipment and personnel necessary for the proper administration of the assets of NAL.

Pursuant to the Administrative Services Agreement, the Manager is entitled to reimbursement for its general and administrative expenses in providing management and administrative services to NAL.  General and administrative expenses are generally allocated to NAL by the Manager on a unit of production basis.  Costs and expenses including, without limitation, management time incurred by the Manager in connection with the design and implementation of exploitation and development programs, are charged on an actual time expended basis.  The Manager does not receive any base or performance fees from NAL.

From January 1, 2011 to December 31, 2011, NAL reimbursed the Manager an aggregate of $22.2 million for general and administrative expenses incurred in managing NAL and $6.9 million for NAL's share of the Manager's security-based incentive compensation expenses.

The Administrative Services Agreement is to continue until December 31, 2015 and may thereafter be renewed for two successive five-year periods which are exercisable at the option of NAL.  The Administrative Services Agreement may be terminated by NAL at any time upon provision of 90 days prior notice to the Manager.  The Manager and/or Manulife may terminate the Administrative Services Agreement at the end of any of the two five-year renewal periods upon the provision of 18 months prior notice to NAL.  Severance obligations incurred by the Manager as a result of the termination of any employees of the Manager due to the termination or expiry of the Administrative Services Agreement are for the account of the Manager, except for severance costs that are incurred by the Manager within 120 days of termination in respect of any termination of employees of the Manager in excess of the number of employees of the Manager on January 1, 2006, the costs for which shall be contributed to, in part, by NAL.  No other termination fees are payable by NAL to the Manager.

William Eeuwes, Andrew B. Wiswell, and Kevin J.E. Adophe are the directors of the Manager.  Andrew B. Wiswell, Keith A. Steeves, John C. Koyanagi and Alicia K. Quesnel, all of whom are resident in Calgary, Alberta, are the officers of the Manager.

Pengrowth has advised NAL that it intends to terminate the Administrative Services Agreement following the completion of the Arrangement.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of NAL has been incorporated by reference in this Circular from documents filed with the Canadian securities regulatory authorities.  Copies of the documents incorporated herein by reference may be obtained on request without charge from NAL at NAL's office, located at 1000, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, by telephone at (403) 294-3600 or email at ir@nal.ca.  In addition, copies of the documents incorporated herein by reference may be obtained through the SEDAR website at www.sedar.com.

The following documents of NAL, filed with the Canadian securities regulatory authorities, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of NAL dated March 30, 2012 for the year ended December 31, 2011;

(b)	the audited comparative consolidated financial statements of NAL as at and for the years ended December 31, 2011 and 2010, together with the notes thereto and the auditors' report thereon;

(c)	management's discussion and analysis of the financial condition and results of operations of NAL for the year ended December 31, 2011;

(d)	the material change report of NAL dated March 27, 2012 relating to the execution of the Arrangement Agreement; and

(e)	the information circular of NAL dated April 19, 2011 relating to the annual meeting of the holders of NAL Shares held on May 25, 2011.

Any documents of the type described in Section 11.1 of Form 44-101F1 –  Short Form Prospectus filed by NAL with the Canadian securities regulatory authorities subsequent to the date of this Circular and prior to the Effective Date are deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

MARKET FOR SECURITIES

The NAL Shares trade on the TSX under the trading symbol "NAE", the NAL 6.25% Series A Debentures trade on the TSX under the trading symbol "NAE.DB.A", the NAL 6.25% Series B Debentures trade on the TSX under the trading symbol "NAE.DB.B" and the NAL 6.75% Debentures trade on the TSX under the trading symbol "NAE.DB".  The following table sets forth the price range and trading volumes for the NAL Shares, $100 principal amount of the NAL 6.25% Series A Debentures, $100 principal amount of the NAL 6.25% Series B Debentures and $100 principal amount of the NAL 6.75% Debentures on the TSX during the 12-month period prior to the date of this Circular:

	NAL Shares			NAL 6.25% Series A Debentures
Period	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
2011
April	13.77	12.35	8,960,472	109.00	106.50	608,000
May	12.73	11.63	13,734,356	108.00	104.00	4,668,000
June	12.33	10.85	11,667,638	106.50	101.40	2,050,000
July	11.70	10.84	6,015,960	106.00	103.40	962,000
August	11.09	8.72	12,711,032	104.00	100.00	2,604,000
September	10.02	7.62	13,300,632	103.00	98.01	2,528,000
October	9.02	6.38	19,943,277	102.25	95.00	2,232,000
November	9.35	7.30	12,128,672	102.70	101.50	1,010,000
December	7.96	6.91	16,545,520	103.80	102.00	2,065,000
2012
January	8.35	6.98	14,475,346	104.50	101.50	1,888,000
February	7.89	7.00	9,244,957	103.50	100.91	4,198,000
March	8.36	7.21	20,457,740	103.00	101.00	4,807,000
April (1 to 20)	8.06	7.24	5,362,776	102.90	101.75	1,029,000

	NAL 6.25% Series B Debentures						NAL 6.75% Debentures
Period	High ($)		Low ($)		Volume		High ($)	Low ($)	Volume
2011	N/A		N/A		N/A
April	N/A		N/A		N/A		104.75	103.75	582,000
May	N/A		N/A		N/A		104.00	103.56	493,000
June	N/A		N/A		N/A		104.00	102.75	483,000
July	N/A		N/A		N/A		103.50	102.55	216,000
August	N/A		N/A		N/A		103.00	100.00	653,000
September	N/A		N/A		N/A		102.00	99.10	2,137,000
October	N/A		N/A		N/A		102.00	98.75	6,112,000
November	N/A		N/A		N/A		101.50	100.50	1,118,000
December	N/A		N/A		N/A		102.00	100.75	5,544,000
2012
January	N/A		N/A		N/A		102.25	100.80	1,398,000
February	102.82	(1)	99.89	(1)	17,649,000	(1)	101.70	101.06	2,816,000
March	105.50		102.25		13,836,500		102.02	101.00	812,000
April (1 to 20)	104.00		101.50		4,055,000		101.80	101.40	680,00
Note:
(1)	The NAL 6.25% Series B Debentures were listed and posted for trading on the TSX on February 21, 2012.

On March 22, 2012, the last trading day prior to the public announcement of the Arrangement, the closing prices of the NAL Shares, $100 principal amount of the NAL 6.25% Series A Debentures, $100 principal amount of the NAL 6.25% Series B Debentures and $100 principal amount of the NAL 6.75% Debentures on the TSX were $7.80, $102.75, $103.80 and $101.25, respectively.  On April 20, 2012, the closing prices of the NAL Shares, $100 principal amount of the NAL 6.25% Series A Debentures, $100 principal amount of the NAL 6.25% Series B Debentures and $100 principal amount of the NAL 6.75% Debentures on the TSX were $7.26, $101.75, $101.50 and $101.40, respectively.

PRIOR SALES

The following table summarizes the NAL Shares or securities convertible into NAL Shares that NAL has issued during the 12-month period prior to the date of this Circular:

Date	Securities	Price per Security ($)		Number of Securities

April 15, 2011	NAL Shares(1)	12.59		198,517
May 15, 2011	NAL Shares(1)	11.77		208,583
June 15, 2011	NAL Shares(1)	11.16		218,063
July 15, 2011	NAL Shares(1)	10.70		236,573
August 15, 2011	NAL Shares(1)	9.59		272,975
September 15, 2011	NAL Shares(1)	9.03		213,635
October 15, 2011	NAL Shares(1)	6.95		338,179
October 20-31, 2011	NAL Shares(2)	8.54	(3)	571,500
November 1-18, 2011	NAL Shares(2)	8.72	(3)	586,923
November 15, 2011	NAL Shares(1)	8.49		256,799
December 15, 2011	NAL Shares(1)	6.83		223,673
January 16, 2012	NAL Shares(1)	7.50		315,656
February 15, 2012	NAL Shares(1)	6.83		172,490
February 21, 2012	NAL 6.25% Series B Debentures	$1,000		150,000
March 2-8, 2012	NAL Shares(2)	7.58	(3)	537,000
March 15, 2012	NAL Shares(1)	7.20		157,758
April 16, 2012	NAL Shares(1)	7.41		156,441
Notes:
(1)	Issued pursuant to the NAL DRIP.
(2)	Issued pursuant to NAL's "at-the-market" distribution program through the facilities of the TSX.
(3)
Price per Security in respect of NAL Shares issued pursuant to NAL's "at-the-market" distribution program represents the average price at which such shares were sold on the TSX during the period indicated.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Other than the NAL 2011 DSU Plan and the NAL Prior DSU Plan, NAL does not currently, and did not during the financial year ended December 31, 2011, have in place any equity compensation plan pursuant to which NAL Shares are authorized for issuance to employees or non-employees.  The NAL 2011 DSU Plan was approved by the NAL Shareholders on December 16, 2010 and was adopted by NAL effective December 31, 2010.  Under the NAL 2011 DSU Plan and the NAL Prior DSU Plan, NAL may, at its discretion, elect to satisfy the directors' entitlements under such plans in the form of NAL Shares.  No NAL Shares have been issued pursuant to this discretionary authority, and NAL has no current intention of doing so in the future.  As at the year ended December 31, 2011, 52,565 NAL DSUs (which includes amounts accrued as dividends/distributions) were issued under the NAL 2011 DSU Plan.

For further information on the NAL 2011 DSU Plan, see the section entitled "Statement of Executive Compensation – Director Compensation – NAL 2011 DSU Plan".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of NAL or the Manager, nor any proposed nominee for election as a director, nor any associate or affiliate of any such persons is or has been indebted to NAL at any time during the most recently completed financial year.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of NAL or the Manager, nor any proposed nominee for election as a director of NAL nor any NAL Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the NAL Shares, nor any known associate or affiliate of such persons, has any material interest, direct or indirect, in any transaction since January 1, 2011, or in any proposed transaction which has materially affected or would materially affect NAL, except as disclosed elsewhere in this Circular.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation Discussion and Analysis

The purpose of this Executive Compensation Discussion and Analysis is to provide information about the Manager's philosophy, objectives and processes regarding compensation for the President and Chief Executive Officer ("CEO"), the Vice President, Finance and Chief Financial Officer ("CFO"), the Vice President, Operations and Chief Operating Officer ("COO")1, and the Vice President, Business Development ("VP, BD") of the Manager (collectively, the "Named Executive Officers" or "NEOs").  The NEOs were the only executive officers of the Manager whose individual total compensation allocated to NAL exceeded $150,000 for the year ended December 31, 2011.

NAL is managed by the Manager, which is an indirect wholly-owned subsidiary of MFC.  In addition to managing NAL, the Manager also manages NAL Resources, another wholly-owned subsidiary of MFC.  NAL Resources and NAL maintain ownership interests in many of the same oil and natural gas properties.

NAL has no direct employees, as all employees working on NAL's business are employed by the Manager.

The Manager provides certain services to the Corporation pursuant to the Administrative Services Agreement.  The Administrative Services Agreement requires NAL to reimburse the Manager, at cost, for

1 On June 28, 2011, the COO, Mr. McDougall, resigned as an officer of the Manager and NAL.

general and administrative ("G&A") expenses incurred by the Manager on its behalf, including compensation costs.  The Administrative Services Agreement provides for the allocation of G&A costs incurred by the Manager to the entities under management based on an actual unit of production basis each year.

The board of directors of the Manager (the "Manager Board") is responsible for recommending and approving the compensation levels of the NEOs employed by the Manager.  The Manager Board consists of three directors.  One of the three directors is the CEO of NAL.

See "Information Concerning NAL Energy Corporation – Administrative Services and Cost Sharing Agreement".

Philosophy and Objectives of the Executive Compensation Program

The NAL Board has recommended that the executive compensation plan be designed to achieve a focus on performance, and to ensure the desired level of market competitiveness is reached. The Manager has designed the compensation program to reward performance as measured against both short-term and longer-term objectives for all entities under the management of the Manager.  In addition, the Manager strives to maintain a competitive level of compensation compared to the oil and gas industry, to ensure experienced executives are recruited and retained to manage the entities' assets.

The compensation plan for NEOs includes base salary, short term incentives, long term incentives, an annual executive flexible spending account and a supplemental pension plan.  NEOs are also eligible for the standard employee pension and benefits plan offered to all employees of the Manager.  Compensation considered "at risk" is the payout from the short term and long term incentive plans.  These plans reward short term objectives, focusing on achieving budgets, and longer term objectives, driven by relative returns compared to peers.

The following table shows the key components of the compensation program for NEOs and their respective form and performance period:

Elements	Component	Form	Performance Period
Base Salary	Fixed amount	Cash	One year
Short-Term Incentive	At-risk, based on the performance of NAL and the individual	Cash	One year
Long-Term Incentives	At-risk, based on NAL Share price performance	Restricted Share Units which are settled in cash	Three years
	At-risk, based on NAL's performance against comparator group and NAL Share price performance	Performance Share Units which are settled in cash	35 months
	At-risk, based on MFC share price performance	Restricted Share Units which are settled in cash	Three years
	At-risk, based on performance conditions being met by MFC and MFC share price performance	Performance Share Units which are settled in cash	Three years
	At-risk, based on appreciation of MFC share price	Options	Four years

NEO total compensation is recorded in the Manager, and is then allocated, with all the other G&A expenses recorded in the Manager, to NAL and MFC based on a relative unit of production basis.  For 2011, 60.5% of G&A expenses in the Manager were charged to NAL.

The NAL Board has considered the risks associated with the Manager's executive compensation program and believe that the balance is appropriate to discourage risk taking that may be detrimental to the ongoing business of NAL, and provides a good balance of short and long term variable compensation.  The NAL Board regularly monitors expenditures and performance metrics against approved annual programs and budgets to provide further oversight of its executive compensation program and to deter risk taking behaviour.

NAL does not have a policy which would prevent an NEO or director of NAL to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such NEO or director.

Competitive Positioning

The Manager Board reviews the compensation for the NEOs and other executives against a group of competitor companies.  To ensure that compensation is competitive, the Manager engages an external compensation consultant, Mercer (Canada) Limited ("Mercer"), to review and assess the comparability of the executive program to those of oil and gas companies of a similar size and complexity.

2011 Executive Compensation Comparator Group

The following table lists the peer comparator group for 2011 compensation benchmarking purposes:

2011 Executive Compensation Comparator Group
Advantage Oil & Gas Ltd.	Sinopec Daylight Energy Ltd.	PetroBakken Energy Ltd.
ARC Resources Ltd.	Enerplus Corporation	Petrobank Energy and Resources Ltd.
Baytex Energy Corp.	NuVista Energy Ltd.	Progress Energy Resources Corp.
Bonavista Energy Corporation	Pengrowth Energy Corporation	Vermillion Energy Inc.
Crescent Point Energy Corp.	Perpetual Energy Inc.

Mercer's Total Compensation Survey for the Energy Sector is reviewed annually to validate the competitiveness of the compensation packages for the NEOs.  In 2011, Mercer was engaged to complete a full review of compensation programs for all employees of the Manager.  In 2010, Mercer was also engaged to review the long term incentive plan of the Trust in preparation for the conversion of the Trust from an income trust structure to a corporate structure that was completed on December 31, 2010.

Fees Paid to External Compensation Consultant

The total fees paid to Mercer for the past two years are as outlined below:

Year	Executive Compensation Related Fees	All Other Fees(1)
2011	$24,464.61	$36,772.73
2010	$37,560.81	$24,381.00

Note:
(1)
For 2011 these fees relate to the full review of compensation programs for all employees of the Manager conducted by Mercer.  For 2010 these fees relate to the review of the long term incentive plan of the Trust conducted by Mercer.

Base Salary

Base salaries are established by considering the scope of the position and the experience level and skill set of the executive.  The Manager Board's goal is to be competitive in the marketplace.  The cost of the NEOs' base salaries is shared by NAL and MFC on a relative unit of production basis.

Short Term Incentive Plan

The Short Term Incentive Plan ("STIP") is designed to reward current year performance against budget and annual objectives.  Payout is determined based on a corporate performance factor and a personal performance factor, which are applied to an established percentage of base salary (the "STIP Target").  The personal performance factor can result in awards ranging from 0% to 150% of STIP Target, while the corporate performance factor can result in awards ranging from 0% to 200% of STIP Target.  This weighting reinforces the Manager's pay-for-performance philosophy by rewarding individual performance while maintaining an emphasis on company-wide performance and promoting a collaborative culture.  The cost of STIP payments to the NEOs is shared by NAL and MFC on a relative unit of production basis.

The maximum payout per year under the STIP is two times the STIP Target.

Corporate Performance Factor

The corporate performance factor ranges from zero to a multiple of two times base salary or, 0% to 200% of STIP Target and is based on quantitative and qualitative measures.  For 2011, the quantitative measures accounted for 70% of the corporate factor and related to the achievement of operating cost, production targets and capital efficiency performance established in the 2011 NAL and NAL Resources budgets. Additional measures accounted for 30% of the 2011 corporate performance factor.  These measures are defined each year based on key objectives and are focused on financial capability, environmental and safety stewardship, adding new opportunities and Manager Board discretion.

Personal Performance Factor

Personal performance factors range between zero and a multiple of 1.5 times bonus target or, 0% to 150% of STIP Target and are dependent on the individual's performance relative to agreed upon objectives that are aligned with the corporate objectives.

Long Term Incentive Plans

NEOs participate in long term incentive plans ("LTIPs").  These plans are designed to align corporate and NEO objectives and to reward NEOs for long-term performance and returns relative to peers.  Compensation received is comprised of both NAL and MFC components.  The cost of the LTIPs is shared by NAL and MFC on a relative unit of production basis.

NAL LTIP

The employees of the Manager, including the NEOs, are all members of an NAL Share-based LTIP.  This component of the LTIPs is designed to recognize, retain and motivate key employees to create NAL Shareholder value over a three year period, with payouts based upon the value and overall return of a specified number of notional NAL Shares.  This component of the LTIPs consists of restricted share units ("NAL RSUs") and performance share units ("NAL PSUs").

Participants of these LTIPs are awarded a fixed number of NAL RSUs and NAL PSUs.  The NAL RSUs vest one third on November 30 in each of three years after the date of grant.  The NAL PSUs vest on November 30, 35 months after their grant date.  Dividends paid on outstanding NAL Shares during the vesting period are assumed to be paid on the awarded notional units and reinvested in additional notional units on the date of distribution.  Upon vesting, the employee is entitled to a cash payout based on the NAL Share vesting price.  The vesting price is based on the weighted average NAL Share price for the 20 trading days prior to the date of vesting.  In addition, NAL PSUs have a performance multiplier which is based on NAL's performance relative to its peers and may range from zero to two times the market value of the notional NAL Shares held at vesting.  At the time of grant, the performance comparator group is established and includes dividend paying conventional oil and gas companies trading on the date the grant is made.  As set out in the table below, a performance multiplier of zero is attributed if NAL's total relative return compared to the peer group is below the 35th percentile.  If NAL's total relative return meets or exceeds the 75th percentile, a performance multiplier of two is attributed.

2011 NAL PSU Performance Multiplier

The NAL PSU performance multiplier is set in accordance with the following:

Ranking	NAL PSU Performance Multiplier
75% or higher ranking among peer group	2.0 times payout
50% (median) ranking among peer group	1.0 times payout
35% ranking among peer group	0.4 times payout
Below 35% ranking among peer group	0 payout

2011 NAL PSU Performance Comparator Group

The following table lists the NAL PSU performance comparator group for the 2011 NAL PSU plan:

2011 PSU Performance Comparator Group
ARC Resources Ltd. Baytex Energy Corp. Bonavista Energy Corporation Bonterra Energy Corp.	Crescent Point Energy Corp. Sinopec Daylight Energy Ltd. Enerplus Corporation NuVista Energy Ltd.	Pengrowth Energy Corporation Penn West Petroleum Ltd. Perpetual Energy Inc. Petrobakken Energy Ltd.	Peyto Exploration & Development Corp. Progress Energy Resources Corp. Trilogy Energy Corp. Vermillion Energy Inc. Zargon Oil & Gas Ltd.

MFC Restricted Share Unit Plan and Performance Share Unit Plan

The NEOs are part of MFC's Restricted Share Unit Plan ("RSU Plan").  The CEO also participates in MFC's Performance Share Unit Plan ("PSU Plan").  Restricted share units of MFC ("MFC RSUs") and performance share units of MFC ("MFC PSUs") entitle participants to receive cash equal to the market value of the same number of MFC common shares when units vest and are paid.  The vesting and payout of MFC PSUs are subject to performance conditions.  MFC RSUs and MFC PSUs are credited with additional units when dividends are paid on MFC common shares.

MFC RSUs and MFC PSUs granted in 2011 vest over three years, with 25% vesting after the first year, 25% vesting after the second year and 50% vesting after the third year.  The 2011 MFC PSUs are subject to performance conditions that are equally weighted over three performance periods.  The portion of MFC PSUs vesting after the first year is subject to the following performance conditions:

—
Return on Equity ("ROE") (60% weighting) – ROE represents the net income available to MFC common shareholders as a percentage of capital deployed to earn the income.  ROE is a key performance metric of profitability, and also how effectively MFC manages shareholders' capital.

—
Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio (40% weighting) – The MCCSR ratio is a regulatory target ratio used by the Office of the Superintendent of Financial Institutions (Canada) to evaluate the financial strength of an insurer and, in particular, its ability to meet its obligations to policyholders.  Initiatives to increase the level of this ratio tends to have an offsetting impact on corresponding financial measures such as the ROE.

MFC Executive Stock Option Plan

The NEOs receive stock options under the MFC Executive Stock Option Plan ("ESOP").  These stock options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the closing price of MFC common shares on the Toronto Stock Exchange ("TSX") that is the greater of the closing price on the trading day immediately preceding the date the options were granted and the average closing price for the five trading days immediately preceding the grant date.  The stock options vest over a period not exceeding four years and expire not more than 10 years from the date of grant.  Stock options are issued in February of each year. Stock option target awards are reviewed annually by the MFC Management Resources and Compensation Committee based on the median target for relevant MFC peer companies.  Unvested stock options terminate in cases of early retirement, resignation or termination without cause.  All stock options terminate in cases of termination for cause.  Stock options are non-transferable except in cases of death, where they may be passed on to a beneficiary or an estate. Previous stock option grants do not influence new grants.  MFC stock option grants are based on the understanding of the executives' future contributions to MFC with the executives past performance being used as an indicator of future performance.

MFC stock options with an exercise price of $18.91 were granted on February 22, 2011.  These options have a maximum exercise period of 10 years and vest at a rate of 25% per year, with the first 25% vesting one year after the grant date and become fully vested after four years.

Pension

The employees of the Manager, including the NEOs, take part in the MFC pension plans.  To the extent that tax rules limit the benefits that would otherwise be provided to executives from registered pension plans, MFC may sponsor unfunded supplemental plans.  Executives entitled to supplemental arrangements must comply with non-solicitation and in some cases, non-competition provisions to receive full payment of their supplemental retirement benefits.

Benefits and Perquisites

The Manager offers group life, health and dental insurance, paid time off and other benefits to all employees of the Manager.  Such benefits are an integral part of the Manager's total executive compensation package and are important for attracting and retaining employees, including NEOs.  The employee benefits offered through the Manager are competitive, in terms of coverage and employee cost sharing, and are similar to those offered by the companies in the 2011 executive compensation comparator group listed above.

Perquisites are also provided to NEOs in the form of Executive Flexible Spending Accounts ("EFSA") which are annual allowances that are eligible to be used for a number of personal expenditures such as car leases and club memberships.  The EFSAs are part of the competitive total compensation package that allows NEOs to focus on their daily responsibilities and the achievement of business objectives.

Executive Share Ownership Guidelines

Due to the structure of the Manager, there are currently no share ownership guidelines in place for the NEOs.

Performance Graph

The following graph illustrates changes from January 1, 2007 to December 31, 2011 in cumulative shareholder return, assuming an initial $100 investment in trust units ("Trust Units") of the Trust, the predecessor of NAL, or in NAL Shares, as applicable, with all cash distributions reinvested at the record date for such distributions, compared to the cumulative return of the S&P/TSX Composite Index and the S&P/TSX Energy Trust Index, assuming the reinvestment of distributions, where applicable, for the comparable period.

Total Return Performance
(Cumulative Value of a $100 Investment from January 1, 2007 to December 30, 2011)

	Jan 01/07	Dec 31/07	Dec 31/08	Dec 31/09	Dec 31/10	Dec 30/11
NAL Energy Corporation Total Return	100.00	108.33	97.11	143.98	145.97	116.86
S&P TSX Composite Oil & Gas E&P TR Index	100.00	110.13	76.24	108.41	122.45	100.38
S&P TSX Composite Index	100.00	107.16	69.63	91.00	104.14	92.61

Total compensation for the NEOs is impacted by the trend reflected in the performance chart above in addition to market comparisons of peer companies and NEOs at similar levels.  The Manager Board is responsible for recommending and approving the compensation levels of the NEOs employed by the Manager.  The Manager Board considers a number of factors in connection with its determination of appropriate levels of compensation as discussed under the heading "Philosophy and Objectives of the Executive Compensation Program" above.

In respect of the compensation paid to the NEOs in 2011, base salaries increased slightly to remain competitive with peers.  The annual incentive paid decreased compared to amounts paid in 2010 to be consistent with the Manager's philosophy to link variable compensation to NAL's performance against targets and relative market performance.

Summary Compensation Table

The following table provides information concerning compensation awarded to, earned by, paid to or payable to the NEOs in the years ended December 31, 2009, 2010 and 2011:

Summary Compensation Table(1)

		Salary ($)	MFC Share-based Awards(2) ($)	NAL Share-based awards (3) ($)	MFC Option-based awards (4) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(6) ($)	Total compensation ($)
Name and principal position	Year					Annual incentive plans(5)	Long term incentive plans

Andrew B. Wiswell	2011	287,375	84,700	295,694	36,300	129,319	-	39,634	18,719	891,741
President & CEO	2010	299,250	83,790	359,100	35,910	194,513	-	51,331	19,618	1,043,511
	2009	276,450	85,554	154,230	36,666	270,630	-	32,115	18,181	873,826

Keith A. Steeves	2011	194,330	66,550	195,794	-	109,310	-	22,888	18,719	607,591
Vice President,	2010	196,466	46,305	228,548	19,845	102,162	-	26,660	19,618	639,603
Finance & CFO	2009	174,600	64,602	98,940	22,698	139,680	-	16,110	18,181	534,811

Marlon J. McDougall(7)	2011	97,165	66,550	195,794	-	-	-	18,426	10,447	388,382
Vice President,	2010	196,466	46,305	228,548	19,845	86,445	-	26,698	19,618	623,924
Operations & COO	2009	172,854	48,888	97,194	20,952	114,343	-	5,704	18,181	478,116

John C. Koyanagi	2011	163,577	54,450	141,842	-	63,795	-	19,765	15,694	459,123
Vice President,	2010	165,375	38,588	176,400	16,538	75,246	-	22,218	16,468	510,831
Business Development	2009	145,500	-	145,500	-	99,813	-	4,364	15,271	410,448

Notes:
(1)
The above table discloses the proportion of total NEO compensation for which the Trust or NAL, as applicable, reimbursed the Manager.  The Manager allocated G&A expenses to MFC and the Trust or NAL, as applicable, based on relative production levels.  For 2009, the relative proportion of NEO compensation charged to the Trust was 58.2%.  For 2010, the relative proportion of NEO compensation charged to the Trust was 63.0%.  For 2011, the relative proportion of NEO compensation charged to NAL  was 60.5%.

(2)
Amounts shown represent the grant value of MFC RSUs awarded in February 2009, February 2010 and February 2011, based on the closing price of MFC common shares on the TSX on the day preceding grant date.  The vesting for these RSUs is dependent upon the achievement of an established performance condition.

(3)
Amounts shown are the value granted of the Trust's Restricted Trust Units ("RTUs") and Performance Trust Units ("PTUs") in 2009 and 2010, and the value granted of the NAL RSUs and NAL PSUs in 2011, based on fair value at the date of issue (calculated as the weighted average of the Trust Unit or NAL Share trading price on the TSX, as applicable, for the first 20 trading days in January 2009, January 2010 and January 2011, respectively).

(4)
Represents MFC ESOP options calculated using a grant price of $15.67 for 2009, $19.48 for 2010 and $18.91 for 2011 and a Black-Scholes factor of 22% for 2009, 25.6% for 2010 and 25.6% for 2011.  The Black-Scholes factor was calculated using the following variables: (i) expected life of the options; (ii) expected volatility of MFC's common share price; (iii) risk-free interest rate; and (iv) expected dividend yield of the MFC's common shares issued in February 2009, February 2010 and February 2011.

(5)	Annual incentive amounts (STIP) are paid in cash in the year following the fiscal year in which they were earned.
(6)	All Other Compensation includes perquisites under the NEO EFSA and parking.
(7)	On June 28, 2011, the COO, Mr. McDougall, resigned as an officer of the Manager and NAL.

Incentive Plan Awards

The following table sets forth information regarding all MFC option-based awards and MFC common share-based awards outstanding as at December 31, 2011 for each NEO.

Outstanding MFC Option-Based Awards and Share-Based Awards(1)

	MFC Option-based Awards				MFC Common Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of Shares or Units that have not vested(3) (#)	Market or Payout Value of Share-based awards that have not vested(4) ($)		Market or Payout Value of Share-based awards not paid out or distributed ($)
Name						Minimum(5)	Target(5)
Andrew B. Wiswell	1,881	40.38	February 16, 2017	-	-	-	-	-
	5,157	37.71	February 20, 2018	-	-	-	-	-
	11,056	15.67	February 18, 2019	-	-	-	-	-
	6,915	19.48	February 23, 2020	-	3,098	-	33,616	-
	7,498	18.91	February 22, 2021	-	4,479	-	48,602	-
Keith A. Steeves	3,193	37.71	February 20, 2018	-	-	-	-	-
	6,844	15.67	February 18, 2019	-	-	-	-	-
	3,822	19.48	February 23, 2020	-	1,712	-	18,577	-
	-	-	-	-	3,519	-	38,184	-
Marlon J. McDougall(6)	2,947	37.71	February 20, 2018	-	-	-	-	-
	6,318	15.67	February 18, 2019	-	-	-	-	-
	3,822	19.48	February 23, 2020	-	-	-	-	-
	-	-	-	-	-	-	-	-
John C. Koyanagi	3,185	19.48	February 23, 2020	-	1,427	-	15,479	-
	-	-	-	-	2,879	-	31,239	-
Notes:
(1)
The Manager allocated G&A expenses to MFC and the Trust or NAL, as applicable, based on relative production levels.  For 2009, the relative proportion of NEO compensation charged to the Trust was 58.2%.  For 2010, the relative proportion of NEO compensation charged to the Trust was 63.0%.  For 2011, the relative proportion of NEO compensation charged to NAL was 60.5%.

(2)
The value of unexercised in-the-money options at December 31, 2011 is nil as the exercise price of the options is greater than the closing price of the MFC common shares on the TSX reported on December 31, 2011, which was $10.85 per MFC common share.

(3)
As of December 31, 2011, no outstanding RSUs (from 2009 and 2010) had any performance conditions.  Mr. Wiswell has outstanding PSUs with performance conditions and the number of PSUs not vested is based on a target performance factor of 100%.

(4)	The market value of or payout value of RSUs that have not vested is based on the closing price of MFC common shares on the TSX on December 31, 2011, which was $10.85 per MFC common share.
(5)
As of December 31, 2011, outstanding RSU grants (from 2009 and 2010) are subject to performance conditions.  Mr. Wiswell has outstanding PSUs with performance conditions and the minimum payout based on these performance conditions is $0.  In the interest of enhanced disclosure, the target payout is included.

(6)	On June 28, 2011, the COO, Mr. McDougall, resigned as an officer of the Manager and NAL.

The following table sets forth information regarding all NAL Share-based awards outstanding as at December 31, 2011 for each NEO.

Outstanding NAL Share-Based Awards(1)

		NAL Share-based Awards – NAL RSUs and NAL PSUs
Name	Grant Date	Number of NAL Shares that have not vested (#)	Market or Payout Value of Share-based awards that have not vested ($)		Market or Payout Value of vested Share-based awards not paid out or distributed ($)
			Minimum(2)	Target(3)
Andrew B. Wiswell	January 1, 2010	24,971	-	196,770	-
	January 1, 2011	22,798	-	179,650	-
Keith A. Steeves	January 1, 2010	14,833	-	116,887	-
	January 1, 2011	14,593	-	114,994	-
Marlon J. McDougall(4)	January 1, 2010	-	-	-	-
	January 1, 2011	-	-	-	-
John C. Koyanagi	January 1, 2010	11,040	-	86,996	-
	January 1, 2011	10,390	-	81,871	-
Notes:
(1)
The Manager allocated G&A expenses to MFC and the Trust or NAL, as applicable, based on relative production levels.  For 2010, the relative proportion of NEO compensation charged to the Trust was 63.0%.  For 2011, the relative proportion of NEO compensation charged to NAL was 60.5%.

(2)	A performance factor of zero is applied to the value of the NAL PSUs if the performance threshold is not reached. NAL RSUs are valued based on NAL Share trading price.
(3)
The value of NAL RSUs and NAL PSUs not vested is based on the closing price of NAL Shares on December 31, 2011 ($7.88 per NAL Share) and a performance factor of 1.0 (relative total unitholder return compared to the peer group of conventional oil and gas corporations).

(4)	On June 28, 2011, the COO, Mr. McDougall, resigned as an officer of the Manager and NAL.

The following table sets forth the dollar value that would have been realized if options had been exercised on the vesting date and the dollar value realized upon vesting of share-based award during the year ended December 31, 2011 in addition to payouts on non-equity incentive plan compensation for each NEO.

Incentive Plan Awards – Value Vested or Earned During 2011(1)

Name	Option-based awards – Value vested during the year(2) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year(4) ($)
Andrew B. Wiswell	-	184,289	129,319
Keith A. Steeves	-	121,564	109,310
Marlon J. McDougall(5)	-	26,941	-
John C. Koyanagi	-	116,474	63,795
Notes:
(1)
The Manager allocated G&A expenses to MFC and the Trust or NAL, as applicable, based on relative production levels.  For 2009, the relative proportion of NEO compensation charged to the Trust was 58.2%.  For 2010, the relative proportion of NEO compensation charged to the Trust was 63.0%.  For 2011, the relative proportion of NEO compensation charged to NAL was 60.5%.

(2)
Represents the total value of stock options that vested during 2011.  The value is equal to the difference between the exercise price of the options and the closing price of MFC common shares on the TSX reported on the vesting date.

(3)	The total value of MFC RSUs, Trust RTUs and PTUs and NAL RSUs and NAL PSUs that vested and paid during 2011.
(4)	Represents annual incentive plan (STIP) awarded for fiscal 2011 and paid in 2012.
(5)	On June 28, 2011, the COO, Mr. McDougall, resigned as an officer of the Manager and NAL.

Pension Plan Benefits

All of the NEOs participate in both the MFC Defined Contribution Pension Plan (the "DCP Plan") and the MFC Executive Supplemental Defined Contribution Plan (the "ESDC Plan").

Under the DCP Plan, NEOs and the Manager both contribute a percentage of pensionable earnings.  Base contributions are two percent for participants and three percent for the Manager.  Additional optional contributions may be made by NEOs.  These optional amounts range from 0.5% to 5% of pensionable earnings.  The Manager matches the optimal contributions at a level of 50% of the optional contribution made by the NEO, after the first year of employment. Pensionable earnings are defined as base salary plus STIP.  All contributions made in a year are limited (in aggregate) to the tax deductible defined contribution limit under the Tax Act for that year ($22,970 in 2011).  The NEO directs the investment of all contributions and is provided with a broad array of investment options.  Vesting of both the NEOs and the Manager's contributions is immediate.  At retirement, the accumulated value of the account may either be transferred to a locked in retirement vehicle or used to purchase a life annuity.

The ESDC Plan is a non-contributory and unfunded plan which is not registered for tax purposes.  The plan provides benefits on pensionable earnings above the level at which the tax deductible defined contribution limit under the Tax Act is reached.  This annual earnings threshold was $183,760 in 2011.  A credit equal to 10% of pensionable earnings above the annual earnings threshold is granted by the Manager each year and is allocated to a notional account.  Investment income is notionally credited to the account based on the investment performance of a limited number of investment options, as selected by the NEO.  This credit allocation vests immediately.  At retirement, the accumulated value of the notional account may be taken as installment payments over a period of years or, with Manager consent, may be withdrawn in a single lump sum.

Under the ESDC Plan, all NEOs are bound by a non-solicit provision that applies during the 24 month period following the date of termination or retirement.   Should an executive breach these provisions, the full amount of the pension benefits due under the supplemental plan may be forfeited.

Pension Table(1)

	Accumulated Value at December 31, 2010 ($)	2011 Compensatory ($)		2011 Non-Compensatory(5) ($)	Accumulated Value at December 31, 2011 ($)
Name		Service Cost(3)	Other(4)
Andrew B. Wiswell(2)	279,457	39,634	-	(15,329)	303,762
Keith A. Steeves(2)	97,057	22,888	-	(2,264)	117,681
Marlon J. McDougall(6)	76,666	18,426	-	(64,357)	30,735
John C. Koyanagi	43,825	19,765	-	3,520	67,111
Notes:
(1)
The Manager allocated G&A expenses to MFC and the Trust or NAL, as applicable, based on relative production levels.  For 2009, the relative proportion of NEO compensation charged to the Trust was 58.2%.  For 2010, the relative proportion of NEO compensation charged to the Trust was 63.0%.  For 2011, the relative proportion of NEO compensation charged to NAL was 60.5%.

(2)	Amounts shown include the benefits under the DCP Plan and the ESDC Plan.
(3)
The service cost shown under the "2011 Compensatory" column is the aggregate of those amounts contributed, and those amounts notionally credited, by the Manager to each NEO's accounts under the plans during 2011 and is based on base salary and STIP paid in 2011.

(4)
Other values shown, if any, under the "2011 Compensatory" column reflect the impact of any plan amendments and of above-market or preferential notional investment income credited on account balances.  There are no such above-market or preferential notional credits provided under the MFC plans.

(5)
The 2011 Non-Compensatory value includes any contributions made to the plans by the NEOs and all investment income credited during the year on the account balances.  The amount for Mr. McDougall also includes the amount of $97,444 (NAL's 60.5% share was $58,954) that was transferred out of the DCP Plan on his behalf in complete settlement of his rights under the plan following the cessation of his employment with the Manager in June 2011.  The accumulated value remaining as of December 31, 2011 is the value of his ESDC Plan account that will continue to be held under the plan until the 24 month non-solicit period expires in July 2013.

(6)	On June 28, 2011, the COO, Mr. McDougall, resigned as an officer of the Manager and NAL.

Termination and Change of Control Benefits

In 2006, the Manager implemented executive employment agreements (the "2006 Agreements") for senior executive officers, specifically the CEO, CFO, and COO.  Mr. McDougall, the former COO of NAL, resigned as an officer of the Manager and NAL in June 2011.  The 2006 Agreements identify the types of compensation arrangements that these named executives are eligible to participate in, which are discussed above.  In addition, the 2006 Agreements list the circumstances that may result in termination of employment and provides the remedies for each circumstance.  Pursuant to the 2006 Agreements, the CEO and CFO are bound by non-compete, non-solicit and confidentiality provisions that apply during the six month non-solicitation and non-hire period following the date of termination or retirement.   Should an executive breach these provisions, the full amount of the payments and benefits outlined below may be forfeited.

Conditions of Termination

Death

In the event of death, the executive's estate is entitled to receive payment for all annual base salary, benefits and accrued but unused vacation up until the date of death.  All unvested but previously awarded LTIP grants shall immediately vest using the actual value at the date of death, and paid to the estate.  An STIP payment will be made prorated to the date of death, valued based on a two year historical personal and corporate performance multiple.

Retirement

Employment will terminate on the executive's 65th birthday (the "Retirement Date").  Payment for regular salary and benefits will be made up to the date of retirement and existing LTIP grants will vest and be paid on their regularly scheduled dates.  The STIP will be prorated to the date of retirement and valued based on a two-year historical personal and corporate performance multiple.

Resignation

Notice required by the CEO or CFO is three months.  No further compensation is payable to the NEO at or after the date of the termination of employment.

Termination for Cause

NAL may terminate the employment of the NEO for cause, without any notice or further obligation to the NEO.

Termination of Employment Without Cause

For all three 2006 Agreements, this clause is exercised if NAL terminates the NEO without cause or if the executive chooses to exercise their "Good Reason" clause (as defined below) within 60 days of the good reason having occurred.

Termination arrangements include: payment equal to one year of annual compensation (two years for the CEO), EFSA of $25,000 per year for one year (two years for the CEO), access to life, medical, dental and accident insurance as currently available under the benefits plan for one year or until alternative benefit coverage occurs (two years for the CEO), a payment for relocation, financial or employment counseling to a maximum of $15,000 which commences within six months of termination and is concluded within 12 months of termination.  As well, no further LTIP units will be awarded but all unvested and previously awarded grants will vest and be paid on the regularly scheduled dates for one year following the effective date of termination (two years for the CEO).

The 2006 Agreements define "Good Reason" as any adverse change to the Manager or its successor in title and, without the agreement of the NEO, in any of the duties, powers, rights, discretions, salary, title or lines of reporting of the NEO (or such changes in the Manager that result in a material change or diminishment in the size, scope or nature of the business conducted by the Manager), such that immediately after such change or series of changes, the responsibilities and status of the NEO, taken as a whole, are not at least substantially equivalent to those assigned to him immediately prior to such change, or any other reason which would be considered to amount to constructive dismissal by a court of competent jurisdiction.

Termination Due to Disability

In the event of suffering a permanent disability, employment of the NEO may be terminated with 30 days' written notice.  Payment of one times annual base salary plus target bonus will be made.  All benefits will continue, including any eligibility for the Manager's long term disability plan.  No further LTIP grants will be issued to the NEO but existing grants will vest on the regularly scheduled vesting dates for all prior grants.

Clarification of Change of Control

On November 1, 2010, the Manager entered into letter agreements (the "Letter Agreements") with each of the CEO and CFO to clarify certain provisions of the 2006 Agreements.  Among other things, the Letter Agreements clarify that the events or changes which may constitute a change of control or "Good Reason" under the 2006 Agreements include:

(a)	a termination of the Administrative Services Agreement or any amended and restated management agreement or administrative services agreement entered into in replacement thereof; or

(b)
the acquisition of all or substantially all of the NAL Shares by a third party, the conversion of NAL from a public company to a private company, the acquisition of all or substantially all of the assets of NAL by a third party, or the direct or indirect acquisition of all or substantially all of the assets of NAL or NAL Shares by MFC.

The termination payments and arrangements outlined above under the section "– Conditions of Termination – Termination of Employment Without Cause" apply in the event of a change of control.

On January 15, 2012, the CFO entered into a further letter agreement with the Manager whereby he agreed that his "Good Reason" clause would not be exercisable prior to December 31, 2012, in consideration for which he is entitled to receive a retention bonus payment of $321,206 from the Manager.

Other

On October 3, 2008, the Manager entered into an executive employment agreement with the VP, BD.  The agreement provides for termination of employment without cause and the payment of no less than the equivalent of 12 months' base salary to the VP, BD in the event of any such termination.  On January 15, 2012, the VP, BD entered into a letter agreement with the Manager pursuant to which he agreed to remain in the employment of the Manager until at least December 31, 2012, in consideration for which he is entitled to receive a retention bonus payment of $270,375 from the Manager.

Director Compensation

During the financial year ended December 31, 2011, NAL paid remuneration to its directors in the aggregate amount of $577,200 (excluding expenses and the value of NAL DSUs granted as described below).  Annual retainers for membership on the NAL Board and any of the standing NAL Board Committees are paid to directors quarterly and are prorated for partial service.  The director's remuneration payable to Mr. Eeuwes, who is employed by MFC, is paid to MFC.

The following is a list of annual retainer and meeting fees for the directors (with the exception of Mr. Wiswell, who is employed by the Manager and does not receive any remuneration in his capacity as a director of NAL):

Type of Fee	Amount
Annual Board Retainer	$100,000
Additional Retainers:
Board Chairman	$20,000
Corporate Governance, Environment, Health & Safety Committee Chairman	$10,000
Audit and Risk Management Committee Chairman	$15,000
Reserves Committee Chairman	$10,000
Independent Committee Chairman (Discontinued after April 2011)	$8,000/month
Independent Committee Member (Discontinued after April 2011)	$4,000/month
Meeting fees per NAL Board meeting or NAL Board Committee meeting attended	$1,500

NAL 2011 DSU Plan

Effective December 31, 2010, NAL adopted the NAL 2011 DSU Plan.  Under the NAL 2011 DSU Plan, a certain percentage, determined by resolution of the NAL Board, of the annual retainer payable to directors will automatically be satisfied in the form of NAL DSUs.  In addition, a director may elect to receive 0%, 50% or 100% of his annual cash retainer (other than the portion automatically satisfied in NAL DSUs) in the form of NAL DSUs.  The number of NAL DSUs issued each quarter is calculated by dividing the electing director's quarterly remuneration by the weighted average trading price of the NAL Shares on the TSX on the five trading days immediately following the date the director's compensation is converted into NAL DSUs (generally the last Business Day of each quarter).

In addition to NAL DSUs granted in respect of the Automatic NAL DSU Retainers and the electable NAL DSU retainers, the Corporate Governance, Environment, Health & Safety Committee or the NAL Board may grant further "discretionary" NAL DSUs to an eligible director in such number as it considers appropriate, in respect of the services the director renders to NAL as a member of the NAL Board.  Market competitive compensation, corporate and NEO performance are the most prevalent factors taken into account when awarding annual grants.  The following is a summary of the principal terms of the NAL 2011 DSU Plan which is provided pursuant to the requirements of Section 613 of the TSX Manual.

Eligibility

All directors who are not employees of NAL are eligible to participate in the NAL 2011 DSU Plan.

Purpose

The NAL 2011 DSU Plan was designed for the purpose of advancing the interests of NAL by increasing the proprietary interests of directors in NAL, aligning the interests of participants with the interests of the NAL Shareholders, encouraging participants to remain associated with NAL and furnishing participants with an additional incentive in their efforts on behalf of NAL.

Deferred Share Units

Each DSU is a phantom unit granted to a director that is accounted for on the books of NAL and recorded in the director's NAL DSU account (the "DSU Account") and is equal to the value of one NAL Share for each NAL DSU at the time of grant.  Cash payments in respect of redeemed NAL DSUs are equal to the number of NAL DSUs recorded in the director's DSU Account on the payment date multiplied by the weighted average trading price of the NAL Shares on the TSX of the five days trading immediately preceding the payment date.

Administration

Unless otherwise determined by the NAL Board, the NAL 2011 DSU Plan is administered by the Corporate Governance, Environment, Health & Safety Committee.

Number of NAL Shares Issued and Issuable

There is currently a maximum of 15,244,626 NAL Shares that may be issued pursuant to the NAL 2011 DSU Plan, representing 1% of the issued and outstanding NAL Shares.

Grants of NAL DSUs

As at December 31, 2011, no NAL Shares were issuable upon the exercise of NAL DSUs granted under the NAL 2011 DSU Plan and credited to the respective DSU Accounts of non-management directors.

Maximum Issuable to One Person

The NAL 2011 DSU Plan does not provide for a maximum number of NAL Shares which may be issued to a director pursuant to the NAL 2011 DSU Plan.

Vesting

Each NAL DSU granted under the NAL 2011 DSU Plan will be fully vested upon being credited to a director's DSU Account.  Each director is entitled to payment of such NAL DSUs on ceasing to be a director of NAL or an affiliate, and such entitlement shall not be subject to satisfaction of any requirements as to any minimum period of membership on the NAL Board.

Change of Control

Upon the occurrence of a change of control in respect of NAL, all NAL DSUs to which an eligible director would otherwise become entitled in respect of the director's Automatic NAL DSU Retainer for the current calendar year and which have not previously been credited to the account of the director shall be credited as of the day on which the change of control occurs, with the number of NAL DSUs to be credited on such day determined by dividing: (i) the dollar amount of the remaining portion of the director's Automatic NAL DSU Retainer for the calendar year, by (ii) the weighted average trading price of the NAL Shares on the TSX for the five trading days immediately preceding the closing date.  The completion of the Arrangement will constitute a change of control in respect of NAL, and accordingly, each director entitled to an Automatic NAL DSU Retainer for 2012 will become entitled to the full amount of such retainer for the year ended December 31, 2012 upon the Effective Date.  See "Procedure for the Arrangement to Become Effective – Securities Law Matters – Canada – MI 61-101".

Ceasing to be a Director

If a director shall cease to be a director of NAL for any reason, including death, the value of the NAL DSUs credited to such directors' DSU Account, shall be redeemable by such director (or in the case of death, by their beneficiary).

Assignability

Rights and obligations under the NAL 2011 DSU Plan may be assigned by NAL to a corporate successor in the business of NAL, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of NAL, or any corporation acquiring all or substantially all of the assets or business of NAL.

Amendment

The NAL 2011 DSU Plan may be amended at any time by the NAL Board as it deems necessary or appropriate without NAL Shareholder approval.  However if the amendment will adversely affect the rights of a director with respect to NAL DSUs already acquired under the NAL 2011 DSU Plan, the NAL Board will only be able to amend the NAL 2011 DSU Plan with the consent of such director.  Any amendments to the NAL 2011 DSU Plan will be subject to the rules, regulations and policies of the TSX or any other stock exchange that the NAL Shares are listed or traded on.

NAL Prior DSU Plan

In 2006, NAL Properties Inc. ("NAL Properties") established the NAL Prior DSU Plan.  The NAL Prior DSU Plan provided for the board of directors of NAL Properties to determine annually the amount of NAL DSUs to be granted to directors.  All of the directors of NAL were also directors of NAL Properties, but only the independent directors of NAL Properties were eligible to participate in the NAL Prior DSU Plan.  All grants of NAL DSUs made under the NAL Prior DSU Plan are settled in cash.  The NAL Prior DSU Plan was amended on December 31, 2010 to reflect the conversion of the Trust from an income trust structure to a corporate structure.  The NAL Prior DSU Plan will remain in effect until such time as all NAL DSUs granted under the NAL Prior DSU Plan have been redeemed but no further NAL DSUs will be granted under its terms.  All grants of NAL DSUs made on or after December 31, 2010 are made under the NAL 2011 DSU Plan.

Compensation of the Directors

The following table sets out all compensation awarded to, earned by, paid to or payable to each director of NAL, excluding Mr. Andrew B. Wiswell (who is employed by the Manager and does not receive any remuneration in his capacity as a director of NAL), during the year ended December 31, 2011.  For information on compensation paid to Mr. Wiswell, please see the Summary Compensation Table above.

Director Compensation Table

Name	Fees earned ($)	NAL Share-based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value (2) ($)	All other compensation ($)	Total compensation ($)
William J. Eeuwes(3)	11,025	Nil	-	-	-	-	11,025
Donald R. Ingram	102,500	70,000	-	-	-	-	172,500
Kelvin B. Johnston	92,500	96,250	-	-	-	-	188,750
Irvine J. Koop	144,000	80,000	-	-	-	-	224,000
Gordon S. Lackenbauer	107,500	70,000	-	-	-	-	177,500
Barry D. Stewart	105,500	70,000	-	-	-	-	175,500

Notes:
(1)	As of December 31, 2011, NAL had not granted any option-based awards to members of the NAL Board.
(2)	As of December 31, 2011, NAL had not adopted any retirement plan, pension plan or deferred compensation plan for members of the NAL Board.
(3)	Mr. Eeuwes' director's fees were paid to MFC.

The following table sets forth, for each director of NAL, excluding Mr. Andrew B. Wiswell (who is employed by the Manager and does not receive any remuneration in his capacity as a director of NAL), information regarding all NAL Share-based awards outstanding as at December 31, 2011.

Outstanding NAL Share-Based Awards - Directors

	NAL Share-based Awards – NAL DSUs
	Number of NAL Shares that have not vested (#)	Market or Payout Value of Share-based awards that have not vested ($)	Market or Payout Value of vested Share-based awards not paid out or distributed(1)(2) ($)
William J. Eeuwes	-	-	-
Donald R. Ingram	-	-	134,089
Kelvin B. Johnston	-	-	101,880
Irvine J. Koop	-	-	290,138
Gordon S. Lackenbauer	-	-	284,958
Barry D. Stewart	-	-	268,737
Notes:
(1)	The value of NAL DSUs vested and not paid out or distributed is based on the closing price of NAL Shares on December 31, 2011 ($7.88 per NAL Share).
(2)	The value of each director's NAL DSUs includes amounts accrued as dividends/distributions since the date of grant.

The following table sets forth the dollar value that would have been realized by each director of NAL, excluding Mr. Andrew B. Wiswell (who is employed by the Manager and does not receive any remuneration in his capacity as a director of NAL), upon vesting of share-based award during the year ended December 31, 2011.

Name	NAL Share-based awards – Value vested during the year(1)(2) ($)
William J. Eeuwes	-
Donald R. Ingram	85,569
Kelvin B. Johnston	101,888
Irvine J. Koop	81,290
Gordon S. Lackenbauer	85,569
Barry D. Stewart	59,896

Notes:
(1)	The total value of NAL DSUs that vested during 2011 is based on the closing price of NAL Shares on December 31, 2011 ($7.88 per NAL Share).
(2)	The value of each director's NAL DSUs vested during the year includes amounts accrued as dividends.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The NAL Board and senior management of NAL consider good corporate governance to be central to the effective operation of NAL.  NAL's corporate governance practices have been established pursuant to the Administrative Services Agreement and with reference to the provisions of National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201").  NAL is committed to a high standard of corporate governance.  The NAL Board is of the view that its approach to corporate governance is appropriate and complies with the objectives and guidelines relating to corporate governance set forth in NP 58-201.

In order to ensure that it maintains high standards of corporate governance in a rapidly changing environment, the NAL Board routinely evaluates and enhances mandates, guidelines, policies and procedures relating to its corporate governance practices by monitoring regulatory developments affecting corporate governance and the transparency of public company disclosure.

Set forth below is a description of certain corporate governance practices of NAL, as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Board of Directors

The NAL Board has adopted governance guidelines consistent with NP 58-201 which recommends that boards of directors of reporting issuers consist of a majority of independent directors.

The NAL Board currently consists of seven directors who provide a wide diversity of business experience.  Five of the members of the NAL Board have been determined to be independent.  The five independent directors are Mr. Koop, the Chairman of the NAL Board, and Messrs. Ingram, Johnston, Lackenbauer and Stewart.  Each of these directors has no direct or indirect material relationship with NAL, including any business or other relationship, which could reasonably be expected to interfere with the director's ability to act with a view to the best interests of NAL or which could reasonably be expected to interfere with the exercise of the director's independent judgment.

Mr. Wiswell is not considered by the NAL Board to be independent within the meaning of NP 58-201 as he is currently the President and CEO of NAL and the Manager.  Similarly, Mr. Eeuwes is not considered to be independent by the NAL Board as he is the Senior Vice President & Managing Director of Manulife Capital and thereby an officer and employee of MFC, of which the Manager is an indirect wholly-owned subsidiary.

See "The NAL Meeting – Matters to be Considered at the NAL Meeting – Election of Directors" for additional information on each director and nominee for election to the NAL Board, including a list of the directorships which they hold and their attendance at meetings of the NAL Board and NAL Board Committees.

NAL has taken steps to ensure that adequate structures and processes are in place to permit the NAL Board to function independently of management.  The independent directors hold in camera sessions at all meetings of the NAL Board without Management or non-independent directors being present.  Similar sessions are held, as necessary, during meetings of NAL Board Committees.

The NAL Board has adopted a retirement policy which requires members of the NAL Board to retire as directors of NAL at the annual general meeting of the NAL Shareholders the year following their 72nd birthday.

Board Mandate

The NAL Board has responsibility for the overall stewardship and governance of NAL and its subsidiaries.  The NAL Board discharges this responsibility directly and indirectly through the delegation of specific responsibilities to NAL Board Committees, the Chairman of the NAL Board, the officers of NAL and the Manager, all as more particularly described in the Mandate of the Board adopted by the NAL Board.  The Mandate provides that the primary responsibilities of the NAL Board are to (i) approve the strategy of NAL to ensure the long-term success of NAL, (ii) oversee the business and affairs of NAL in accordance with the terms of applicable agreements and all applicable laws and (iii) monitor the Manager to ensure that it meets its duties and responsibilities under the Administrative Services Agreement.  The NAL Board is also responsible for developing NAL's approach to governance.

The NAL Board has established three standing NAL Board Committees to assist with its responsibilities: the Audit and Risk Management Committee, the Reserves Committee and the Corporate Governance, Environment, Health & Safety Committee.  Each NAL Board Committee has a charter defining its responsibilities and such charters can be found on NAL's website at www.nalenergy.com.

The Mandate of the Board is attached as Schedule "A" to this Appendix "I".

Position Descriptions

The NAL Board has adopted written position descriptions for the Chairman of the NAL Board, the Chair of each of the Audit and Risk Management Committee, the Corporate Governance, Environment, Health & Safety Committee, the Reserves Committee and the President and CEO of NAL. The NAL Board also develops and approves the corporate goals and objectives that the CEO is responsible for meeting.

The primary responsibilities of the Chairman of the NAL Board include (i) ensuring that the NAL Board is organized properly, functions effectively and meets its oversight obligations and responsibilities in all aspects of its work and (ii) working with the President and CEO of NAL and the Manager to coordinate the affairs of the NAL Board and ensure effective relations with the members of the NAL Board, Management and NAL Shareholders.  Mr. Koop, the Chairman of the NAL Board, is a non-executive independent director of the NAL Board.

The responsibilities of the Chair of each NAL Board Committee include ensuring that their respective committee is organized properly, functions effectively and meets its obligations and responsibilities in accordance with its mandate and reporting to the NAL Board on any decision or recommendation of their committee.

The primary responsibilities of the President and CEO of NAL include (i) providing overall leadership and vision in developing, in concert with the members of the NAL Board, the strategic direction of NAL and the tactics and business plans necessary to realize NAL's objectives and (ii) managing the overall business to ensure strategic and business plans are effectively implemented, results are monitored and reported to the Board, and financial and operational objectives are attained.

Director Skills and Experience

As the NAL Board derives its strength from its members, the NAL Board believes that the directors of NAL should have an appropriate mix of skills, knowledge and experience in business and a history of achievement.  The NAL Board believes that its members represent a cross-section of business and industry experiences that are critical for effective oversight and strategy development. The Chairman of the NAL Board, the NAL Board and the Corporate Governance, Environment, Health & Safety Committee establish criteria for the evaluation of the NAL Board and its directors and oversee the annual evaluation of the NAL Board and directors, with a view to assessing the effective operation of the NAL Board and breadth of the competencies, skills and personal qualities of the current directors.

Orientation and Continuing Education
The orientation and continuing education of the members of the NAL Board is the responsibility of the Corporate Governance, Environment, Health & Safety Committee.  The details of the orientation of new directors to the NAL Board are tailored to their needs and areas of expertise and include the delivery of written materials and participation in meetings with senior management and directors.  The focus of the orientation program is on providing new directors with: (i) information about the duties and obligations of directors and the role of the NAL Board, the NAL Board Committees and the directors; (ii) information about NAL's business and operations; (iii) the expectations of directors (including, in particular, expectations of time and energy); (iv) opportunities to meet with senior management of the Manager; and (v) access to documents from recent meetings of the NAL Board.

The directors of NAL have all been chosen for their specific level of knowledge and expertise and are expected to stay informed about NAL's business, operations, governance and related issues.  All directors have been provided with materials relating to their duties, roles and responsibilities.  In addition, directors are provided opportunities to update their skills and knowledge of matters that impact, or may impact, NAL's business and operations through reports and presentations by internal and external presenters at meetings of the NAL Board and during periodic strategy sessions held by the NAL Board.  Special presentations on specific business operations are also provided to the NAL Board.  Directors periodically take part in site visits to wellsites and facility locations in the field to observe for themselves NAL's operations.  In addition, NAL has formally adopted a policy whereby each director is permitted to recover the cost, up to a maximum of $3,000, of any continuing education courses, conferences or similar events intended to assist them in performing their duties as members of the Board, with additional amounts being subject to the approval of the Chair of the Corporate Governance, Environment, Health & Safety Committee.

Assessments

The Corporate Governance, Environment, Health & Safety Committee, through a peer review process, assesses the performance of the NAL Board as a whole, the NAL Board Committees and all directors.  Such assessment occurs annually with an emphasis on the overall effectiveness and contributions made by the NAL Board as a whole, the NAL Board Committees and all directors individually.  Evaluations include the completion of written questionnaires and Board effectiveness surveys by directors, detailed self-evaluation forms and individual interviews with each director by the Chairman of the NAL Board.  As part of the written questionnaire, each director assesses the NAL Board against the responsibilities set out in the Mandate of the Board.  During the individual interviews with the Chairman of the NAL Board, each director is given an opportunity to comment on the performance of his peers.

The results of such assessments and surveys are summarized and presented by the Chairman of the NAL Board and the Corporate Governance, Environment, Health & Safety Committee to the full NAL Board.  In assessing the responses to the questionnaires and surveys, the NAL Board focuses on continuous improvement, effectiveness, performance and addressing gaps in skills and experience.  Matters requiring attention are identified, action plans are developed to the extent necessary and the Corporate Governance, Environment, Health & Safety Committee monitors to ensure follow through and satisfactory results.

Ethical Business Conduct

The NAL Board has adopted a written Code of Business Conduct (the "Code") applicable to all directors, officers, employees and consultants of NAL and the Manager.  The Code sets out in detail the core values and principles by which NAL is governed and addresses topics such as compliance with laws, rules and regulations, confidentiality, conflicts of interest, corporate opportunities, inducements and gifts, political, cultural and charitable activities and contributions, outside business interests, fair dealing, insider trading, the protection and proper use of assets and discrimination and harassment.

The Code is available on NAL's website at www.nalenergy.com and has been filed on SEDAR at www.sedar.com.  No waivers have been granted from any provision of the Code and no material change report has been filed by NAL pertaining to the conduct of any director or executive officer of NAL that constitutes a departure from the Code.  Waivers of the Code for individuals other than officers and directors may be granted only by the President and CEO or the CFO of NAL.  Any waiver of this Code for officers or directors may only be made by the NAL Board.

Compliance with the Code is mandatory and prompt reporting of possible violations is encouraged.  Personnel can make anonymous inquiries or report issues or concerns via the internet, telephone, fax or mail.  Personnel are encouraged to provide as much information as possible including names, dates, places and events that took place. Potential violations may be reported to a member of management or to the Chairman of the Audit and Risk Management Committee.  The NAL Board monitors compliance with the Code by receiving quarterly reports with respect to any matters that have arisen under the Code.  NAL will promptly investigate all issues or concerns raised related to possible violations of the Code.  Once a Code violation is reported, NAL will conduct a confidential investigation to determine appropriate action, discipline or corrective action.  All directors, officers and employees are expected to cooperate with investigations of potential violations of the Code.

The NAL Board has established policies on disclosure and insider trading for NAL, in order to promote appropriate disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market in accordance with applicable securities legislation.  The NAL Board has also approved a whistle-blower policy to promote the disclosure of concerns regarding accounting, internal controls or auditing matters.

In order to ensure independent judgment in considering transactions and agreements in which a director or officer of NAL has a material interest, all related party transactions and any payments arising from such transactions are approved by directors which are independent or unrelated to the transaction.

Nomination of Directors and Succession Planning

The responsibility for proposing new nominees for the NAL Board falls within the mandate of the Corporate Governance, Environment, Health & Safety Committee.  The Corporate Governance, Environment, Health & Safety Committee is comprised of Mr. Ingram, as Chairman, Mr. Stewart and Mr. Lackenbauer, all of whom are independent.  The Corporate Governance, Environment, Health & Safety Committee considers qualified candidates identified to them by members of the NAL Board and management.  New candidates for nomination to the NAL Board are evaluated based on the extent to which their skills, competencies, expertise and character will contribute to the strength, constitution and the needs of the NAL Board.

The Corporate Governance, Environment, Health & Safety Committee is responsible for determining the size of the NAL Board and its composition, identifying the skills, experience and qualities required by the

NAL Board to discharge its oversight responsibilities, organizing the process for recruiting new members of the NAL Board and providing orientation to such members and structuring the membership and chairmanship of NAL Board Committees.

Compensation

The compensation payable to NAL's officers and employees is set by the Manager.  NAL does not have any employees and does not compensate its officers.  NAL reimburses the Manager for its G&A expenses pursuant to the Administrative Services Agreement, including those expenses of the Manager's employees who provide services to NAL.  As the Manager's employees do not devote all of their time to NAL's business, NAL reimburses the Manager for those services on a relative unit of production basis.  Please see "Information Concerning NAL Energy Corporation – Administrative Services and Cost Sharing Agreement" and "Information Concerning NAL Energy Corporation – Statement of Executive Compensation"  for more information describing the relationship between NAL and the Manager.

As a result of the arrangement described above, NAL does not have a Compensation Committee.  However, In order to address compensation matters that are specific to NAL and not provided by the Manager, the NAL Board has delegated those functions to the Corporate Governance, Environment, Health & Safety Committee, which is comprised entirely of independent directors.  The Corporate Governance, Environment, Health & Safety Committee is responsible for the following compensation matters: (i) reviewing the remuneration payable to the directors; (ii) overseeing NAL's long term incentive plans; and (iii) reviewing the executive compensation disclosure in this Circular.  For more information on the role of the Corporate Governance, Environment, Health & Safety Committee, please see "– NAL Board Committees and their Mandates – Corporate Governance, Environment, Health & Safety Committee" below.

NAL Board Committees and their Mandates

Presently, there are four standing NAL Board Committees being: the Audit and Risk Management Committee, the Corporate Governance, Environment, Health & Safety Committee, the Reserves Committee and the Independent Committee.  The table below sets out current committee members and indicates member independence.

Committee Members
Name	Audit and Risk Management	Corporate Governance, Environment, Health & Safety	Reserves	Independent
William J. Eeuwes(1)
Donald R. Ingram	√	√(2)	√	√
Kelvin B. Johnston	√		√	√
Irvine J. Koop	√		√	√(2)
Gordon S. Lackenbauer	√(2)	√	√	√
Barry D. Stewart	√	√	√(2)	√
Notes:
(1)	Non-independent member of the NAL Board.
(2)	Chairman of the Committee.

Audit and Risk Management Committee

The Audit and Risk Management Committee is comprised of Mr. Lackenbauer, as Chairman, and Messrs. Ingram, Johnston, Koop and Stewart, all of whom are independent and financially literate for purposes of

Multilateral Instrument 52-110 – Audit Committees.  The specific responsibilities of the Audit and Risk Management Committee are set out in the Audit and Risk Management Committee Charter, a copy of which can be found on NAL's website at www.nalenergy.com and is included in NAL's annual information form for the year ended December 31, 2011 which has been filed on SEDAR at www.sedar.com.  The Audit and Risk Management Committee's primary role is to assist the NAL Board in fulfilling its oversight responsibilities regarding the accuracy and completeness of NAL's consolidated financial statements and related management discussion and analysis, the internal control and financial reporting systems of NAL, the selection (subject to approval by the NAL Shareholders), engagement, and monitoring of the activities of NAL's external auditor and NAL's risk management strategy.

The Audit and Risk Management Committee met four times during 2011.

Corporate Governance, Environment, Health & Safety Committee

The Corporate Governance, Environment, Health & Safety Committee is comprised of Mr. Ingram, as Chairman, Mr. Lackenbauer and Mr. Stewart, all of whom are independent.  The specific responsibilities of the Corporate Governance, Environment, Health & Safety Committee are set out in the Corporate Governance, Environment, Health & Safety Committee Charter, a copy of which can be found on NAL's website at www.nalenergy.com. The primary role of the Corporate Governance, Environment, Health & Safety Committee is to monitor governance standards and best practices; review the NAL Board and NAL Board Committee mandates; regularly assess the effectiveness of the NAL Board as a whole; prepare the annual Statement of Corporate Governance Practices; evaluate corporate communication policies; and develop and monitor the approach of NAL to environmental, health and safety matters.  In addition, the Corporate Governance, Environment, Health & Safety Committee is responsible for recommending to the NAL Board the names of persons to be appointed as the officers of NAL.  The Corporate Governance, Environment, Health & Safety Committee is also responsible for reviewing and overseeing the administration of any long term incentive programs and/or any other compensation or remuneration strategies which may be adopted by NAL for directors, including bonus plans, option plans and profit sharing plans, and any amendments thereto.

The Corporate Governance, Environment, Health & Safety Committee met three times during 2011.

Reserves Committee

The Reserves Committee is comprised of Mr. Stewart, as Chairman, and Messrs. Ingram, Johnston, Koop and Lackenbauer, all of whom are independent for purposes of National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.  The specific responsibilities of the Reserves Committee are set out in the Reserves Committee Charter, a copy of which can be found on NAL's website at www.nalenergy.com.  The Reserves Committee is responsible for assisting the NAL Board in fulfilling its oversight responsibilities in the annual review of NAL's petroleum and natural gas reserves.  The Reserves Committee also has responsibility for considering, reviewing and reporting to the NAL Board in respect of the appointment of independent consultants to assist NAL in its annual evaluation of petroleum and natural gas reserves.

The Reserves Committee met three times during 2011.

Independent Committee

The Independent Committee is comprised of Mr. Koop as Chairman, and Messrs. Ingram, Johnston Lackenbauer and Stewart, all of whom are independent.  The specific responsibilities of the Independent Committee are set out in the Independent Committee Terms of Reference.  The primary role of the Independent Committee is to assist, consider and make recommendations to the NAL Board in respect of strategic alternatives and value maximization initiatives available to NAL.  The Independent Committee also assists, considers and makes recommendations to the NAL Board respecting the structure of any proposed transaction (a "Proposal") arising from their efforts, oversee negotiations respecting any definitive agreements or other documents required to implement any Proposal and oversee the implementation of a Proposal (if a determination is made to proceed with a Proposal by the NAL Board).

The Independent Committee met eight times during 2011.

RISK FACTORS

An investment in NAL Shares is subject to certain risks.  Readers should consider carefully the risk factors in this Circular, as described under "Forward-Looking Information" in the NAL MD&A and as described under "Risk Factors" in the NAL AIF which are incorporated by reference into and form a part of this Circular.  All statements regarding NAL's business should be viewed in light of these risk factors.  Readers should consider carefully whether an investment in NAL Shares is suitable for them in the light of the information set forth in this Appendix "I" and in the documents incorporated by reference.  Such information does not purport to be an exhaustive list.  If any of the identified risks were to materialize, NAL's business, financial position, results and/or future operations may be materially affected.  Additional risks and uncertainties not presently known to NAL, or which NAL currently deems immaterial, may also have an adverse effect upon NAL.  Readers should carefully review and consider all other information contained in this Circular and in the documents incorporated by reference in Appendix "I" and Appendix "J" before making an investment decision and consult their own professional advisors when necessary.

ADDITIONAL INFORMATION

Additional information relating to NAL is available via SEDAR at www.sedar.com.  An NAL Shareholder may obtain copies of NAL's annual information form for the year ended December 31, 2011, financial statements and management's discussion and analysis without charge upon written request to the Corporate Secretary of the Manager at 1000, 550 – 6th Avenue S.W., Calgary, Alberta T2P 0S2, or such materials may be accessed via NAL's website at www.nalenergy.com.  Financial information is provided in NAL's comparative financial statements and management's discussion and analysis for the financial year ended December 31, 2011.

SCHEDULE "A"

NAL Energy Corporation

Board of Directors' Mandate

Effective December 31, 2011

NAL Energy Corporation

Board of Directors' Mandate

General

The Board of Directors (the "Board of Directors") of NAL Energy Corporation (the "Corporation") is responsible for the stewardship of the affairs of the Corporation for the benefit of the shareholders of the Corporation ("Shareholders").  Under the terms of the Amended and Restated Administrative Services and Cost Sharing Agreement dated December 31, 2010 (the "Administrative Services Agreement") the Corporation has delegated to NAL Resources Management Limited (the "Manager"), subject to the supervision of the Board of Directors, the management and administration of the general and administrative affairs of the Corporation and the Corporation's direct and indirect subsidiary entities (collectively, the "NAL Group"), and the management and administration of the oil and natural gas properties of the NAL Group.  The Board of Directors seeks to discharge its stewardship responsibility by exercising its powers and authority in the oversight of the NAL Group's business and affairs and by monitoring the activities of the Manager the Administrative Services Agreement.

The primary responsibilities of the Board of Directors are to:

—	approve the strategy of the NAL Group to ensure the long term success of the NAL Group;

—	oversee the business and affairs of the NAL Group in accordance with the terms of the Agreements and all applicable laws; and

—	monitor the Manager to ensure that it meets its duties and responsibilities under the Administrative Services Agreement.

In performing its functions, the Board of Directors shall also consider the legitimate interests of other stakeholders in the NAL Group such as employees, customers and communities.

Composition and Operation

The Board of Directors will consist of a minimum of three (3) members up to the stipulated maximum number of members as prescribed by the Corporation's articles.  No more than one-third of the members of the Board of Directors may be non-residents of Canada.  A majority of the Board of Directors shall be "independent" directors ("Directors") as such term is defined in National Instrument 52-110 – Audit Committees, such that they shall have no direct or indirect relationship with the NAL Group or the Manager that could, in the view of the Board of Directors, reasonably interfere with the exercise of their independent judgment.  The Board of Directors will in each year appoint a chairman of the Board of Directors (the "Chair").  The Chair shall be an independent Director.  The Board of Directors will analyze the application of the "independent" standard to individual members of the Board of Directors on an annual basis and disclose that analysis.

The Board of Directors operates by delegating certain of its authorities to the Manager pursuant to the Administrative Services Agreement and by reserving certain powers to itself.  The Board of Directors retains the responsibility of managing its own affairs including selecting its Chair, nominating candidates for election to the Board of Directors, constituting committees of the full Board of Directors and determining the compensation of Directors.  Subject to the articles and by-laws of the Corporation, the

Agreements and all applicable laws, the Board of Directors may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board of Directors.

Mandate

In addition to the primary responsibilities of the Board of Directors outlined above, the Board of Directors' duties shall include, but not be limited to, the following matters:

Oversight and Overall Responsibility

In fulfilling its responsibility for the stewardship of the affairs of the NAL Group, the Board of Directors shall be specifically responsible for:

1.	providing leadership and vision in supervising the management of the NAL Group in the best interests of Shareholders;

2.	promoting a culture of integrity within the NAL Group and overseeing management in the ethical conduct of business by the NAL Group;

3.
overseeing the development of, and approving, the NAL Group's goals and objectives and the strategy for their achievement, including providing oversight and guidance on the strategic issues facing the NAL Group and on the implementation of appropriate business plans to effect the NAL Group's strategy;

4.	monitoring the NAL Group's progress towards the execution of its strategy and the attainment of its goals and objectives;

5.
approving the audited annual financial statements and the unaudited interim financial statements and the notes and management's discussion and analysis accompanying such financial statements for the Corporation;

6.
reviewing the process undertaken with respect to the annual engineering evaluation of the oil and natural gas properties of the NAL Group and approving such annual engineering evaluation in accordance with the requirements of National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

7.
reviewing and approving material transactions involving the NAL Group including the establishment of the Corporation's dividend policy, the payment of dividends, the issuance of securities, acquisitions and dispositions of material assets by the NAL Group and material capital expenditures by the NAL Group;

8.	approving the significant policies and procedures by which the NAL Group is operated and monitoring compliance with such policies and procedures;

9.
monitoring the activities of the Manager on behalf of the NAL Group, to ensure that the operations of the NAL Group are at all times in compliance with applicable laws and regulations, including applicable environmental laws and legislation;

10.	monitoring the Manager's programs and policies for the health and safety of employees in the workplace;

11.	monitoring the operation of the Corporation' communication policies to ensure that the Corporation is able to communicate effectively with Shareholders, other stakeholders and the public generally;

12.	approving the timely reporting of any developments that have a significant and material impact on the value of the NAL Group; and

13.
verifying that the NAL Group, through the Manager, has implemented adequate internal control and management information systems, monitoring the integrity of such systems and obtaining assurances on a regular basis that the systems are designed and operating effectively.

In fulfilling these obligations the Board of Directors shall:

1.	act honestly and in good faith with a view to the best interests of the NAL Group;

2.	exercise the care, diligence and skill that responsible, prudent people would exercise in comparable circumstances; and

3.	act in accordance with its obligations contained in the Corporation’s articles and by-laws, the Agreements and all relevant legislation and regulations.

Appointment and Monitoring of Senior Management of the Corporation

The Board of Directors has the responsibility to appoint the President and Chief Executive Officer of the Corporation, to monitor the performance of the President and Chief Executive Officer and to provide advice and counsel in the execution of the President and Chief Executive Officer's duties.  The Board of Directors also has the obligation to approve the appointment of all other officers of the Corporation.

Risk Management

The Board of Directors has the responsibility to understand the principal risks of the business in which the NAL Group is engaged, to achieve a proper balance between risks incurred and the potential return to Shareholders, and to confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of the NAL Group.

Public Disclosure

The Board of Directors, together with the Manager, has overall responsibility for the Corporation's disclosure obligations.  As a result it must:

1.	verify that the NAL Group has in place policies and programs to enable the Corporation to communicate effectively with Shareholders, other stakeholders and the public generally;

2.	verify that the financial performance of the NAL Group is adequately reported to Shareholders, other stakeholders and regulators on a timely and regular basis;

3.
verify that the financial results are reported fairly and in accordance with Canadian generally accepted accounting standards Canadian generally accepted accounting principles or International Financial Reporting Standards as applicable and as the case may be;

4.	approve the timely reporting of any developments that have a significant and material impact on the value of the NAL Group; and

5.	report annually to Shareholders on its stewardship of the affairs of the NAL Group for the preceding year.

Code of Business Conduct

The Board of Directors shall be responsible to adopt a "Code of Business Conduct" for the NAL Group which shall address:

1.	conflicts of interests;

2.	the protection and proper use of the NAL Group's assets and opportunities;

3.	the confidentiality of information;

4.	fair dealing with the various stakeholders of the NAL Group;

5.	compliance with laws, rules and regulations; and

6.	the reporting of any illegal or unethical behaviour.

The Board of Directors shall oversee compliance with the NAL Group's Code of Business Conduct by the Directors and the officers of the Corporation and the Manager, authorize any waiver granted in connection with this policy, and confirm with management the appropriate disclosure of any such waiver.

Review of the Management of the Manager

The Board of Directors shall review with the Manager, at least annually, the composition, compensation and performance of the management of the Manager.

Appointment of Directors of the Manager

The Board of Directors may appoint the representatives of the Corporation to the board of directors of the Manager pursuant to the terms of the Administrative Services Agreement.

Other Duties

The Board of Directors may perform any other activities consistent with this mandate, the articles and by-laws of the Corporation, the Agreements and any other governing laws as the Board of Directors deems necessary or appropriate including, but not limited to:

1.	calling meetings of the Board of Directors at such time and place and providing notice of such meetings to all members of the Board of Directors in accordance with the by-laws of the Corporation;

2.	ensuring that Board of Directors meetings are properly attended by Directors;

3.	ensuring that a majority of Directors are present in order to transact any business; and

4.
ensuring that all decision making at Board of Directors meetings are made by a majority of votes, and in the event that decisions are made by written resolution, that such resolution is signed by all of the Directors.

APPENDIX "J"

INFORMATION CONCERNING PENGROWTH ENERGY CORPORATION

The Arrangement

On January 1, 2011, Pengrowth Energy Trust (the "PE Trust") converted from an income trust structure to a corporate structure pursuant to a statutory plan of arrangement under the ABCA and since such time, Pengrowth has carried on the business previously carried on by PE Trust and its subsidiaries.

Organization

Pengrowth was originally incorporated under the ABCA on October 4, 2010, as 1562803 Alberta Ltd. and changed its name to Pengrowth Energy Corporation on December 2, 2010.  The head and registered office of Pengrowth is 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, T2P 0B4.

Olympia Trust Company is the transfer agent and registrar of Pengrowth at its principal offices in the cities of Calgary, Alberta and Toronto, Ontario.  Pengrowth's auditors are KPMG LLP, Chartered Accountants in Calgary, Alberta.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Pengrowth has been incorporated by reference in this Circular from documents filed with the Canadian securities regulatory authorities and with the SEC in the United States.  Copies of the documents incorporated herein by reference may be obtained on request without charge from our secretary at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, T2P 0B4 or by telephone at 1-800-223-4122.  In addition, copies of the documents incorporated herein by reference may be obtained electronically through SEDAR at www.sedar.com and in the United States through EDGAR at the SEC's website at www.sec.gov.

The following documents of Pengrowth, filed with the Canadian securities regulatory authorities and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of Pengrowth dated February 28, 2012 for the year ended December 31, 2011;

(b)
the audited comparative consolidated annual financial statements of Pengrowth as at and for the years ended December 31, 2011 and 2010, together with the notes thereto and the auditors' report thereon, including the auditors' report on internal control over financial reporting;

(c)
management's discussion and analysis of the financial condition and results of operations of Pengrowth for the year ended December 31, 2011, which includes management's annual report on internal control over financial reporting;

(d)
the disclosure of Pengrowth's oil and gas producing activities prepared in accordance with pre-codification SFAS No. 69 – "Disclosure about Oil and Gas Producing Activities", which was filed on SEDAR under the category "Other" on March 21, 2012;

(e)	the material change report of Pengrowth dated March 28, 2012 relating to the execution of the Arrangement Agreement; and

(f)	the information circular of Pengrowth dated March 26, 2012 relating to the annual meeting of the holders of Pengrowth Shares to be held on May 2, 2012.

Any documents of the type described in Section 11.1 of Form 44-101F1 –  Short Form Prospectus filed by Pengrowth with the Canadian securities regulatory authorities subsequent to the date of this Circular and prior to the Effective Date are deemed to be incorporated by reference into this Circular.  In addition, to the extent that any document or information incorporated by reference into this Circular is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with the SEC after the date of this Circular, that document or information shall be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in this Circular modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

MARKET FOR SECURITIES

The Pengrowth Shares trade on the TSX under the trading symbol "PGF" and on the NYSE under the trading symbol "PGH".  The following table sets forth the price range and trading volumes for the Pengrowth Shares on the TSX and the NYSE, respectively, during the 12-month period prior to the date of this Circular:

	Pengrowth Shares (TSX)			Pengrowth Shares (NYSE)
Period	High ($)	Low ($)	Volume	High (U.S.$)	Low (U.S.$)	Volume
2011
April	13.96	12.77	13,117,658	14.60	13.23	22,095,301
May	13.37	12.23	12,644,657	14.10	12.52	21,384,289
June	12.81	11.56	13,588,895	13.21	11.80	22,429,494
July	12.84	11.95	10,912,849	13.60	12.32	19,951,453
August	12.47	9.63	15,570,618	13.19	9.75	34,832,536
September	11.36	9.33	12,595,787	11.65	8.94	29,660,407
October	10.91	8.48	15,778,533	11.00	7.99	28,181,903
November	11.05	9.84	20,245,324	10.87	9.38	21,429,821
December	11.18	10.39	22,478,714	10.97	10.00	21,124,405
2012
January	11.36	9.96	16,811,471	11.17	9.95	22,852,484
February	10.14	9.81	15,738,212	10.25	9.86	25,047,101
March	10.15	9.35	19,983,760	10.30	9.40	22,801,448
April (1 to 20)	9.47	8.49	9,826,134	9.55	8.55	17,213,544

On March 22, 2012, the last trading day prior to the public announcement of the Arrangement, the closing prices of the Pengrowth Shares on the TSX and the NYSE were $9.95 and U.S.$9.91, respectively.  On April 20, 2012 the closing prices of the Pengrowth Shares on the TSX and the NYSE were $8.55 and U.S.$8.62, respectively.

PRIOR SALES

The following is a description of prior sales of Pengrowth Shares and securities convertible into Pengrowth Shares which have occurred in the twelve month period prior to the date of this Circular:

—	28,310,000 Pengrowth Shares were issued with an aggregate value of approximately $291 million, after issue costs, to reduce indebtedness.

—	440,828 Pengrowth Shares were issued with an aggregate value of approximately $4.7 million upon the redemption of deferred entitlement share units.

—
415,210 Pengrowth Shares were issued upon the exercise of rights granted under Pengrowth's trust unit rights incentive plan for aggregate consideration of approximately $3.2 million (representing the exercise price of such rights).

—	586,550 Pengrowth Shares were issued pursuant to the outstanding restricted share units for aggregate consideration of approximately $4.2 million.

—	8,744,251 Pengrowth Shares were issued pursuant to the Pengrowth DRIP for aggregate consideration of approximately $86.5 million.

—	59,467 deferred share units which are exercisable into an equal number of Pengrowth Shares were issued pursuant to the Pengrowth LTIP.

—	859,689 performance share units which are exercisable into an equal number of Pengrowth Shares were issued pursuant to the Pengrowth LTIP.

—	1,149,108 restricted share units which are exercisable into an equal number of Pengrowth Shares were issued pursuant to the Pengrowth LTIP.

RISK FACTORS

An investment in Pengrowth Shares is subject to certain risks.  Readers should consider carefully the risk factors in this Circular, as described under "Advisory Regarding Forward-Looking Statements" in the Pengrowth MD&A and as described under "Risk Factors" in the Pengrowth AIF which are incorporated by reference into and form a part of this Circular.  All statements regarding Pengrowth's business should be viewed in light of these risk factors.  Readers should consider carefully whether an investment in Pengrowth Shares is suitable for them in the light of the information set forth in this Appendix "J" and in the documents incorporated by reference.  Such information does not purport to be an exhaustive list.  If any of the identified risks were to materialize, Pengrowth's business, financial position, results and/or future operations may be materially affected.  Additional risks and uncertainties not presently known to Pengrowth, or which Pengrowth currently deems immaterial, may also have an adverse effect upon Pengrowth.  Readers should carefully review and consider all other information contained in this Circular and in the documents incorporated by reference in Appendix "I" and Appendix "J" before making an investment decision and consult their own professional advisors when necessary.

ADDITIONAL INFORMATION

Additional information relating to Pengrowth is available via SEDAR at www.sedar.com.  A Pengrowth Shareholder may obtain copies of Pengrowth's annual information form for the year ended December 31, 2011, financial statements and management's discussion and analysis without charge upon request from Pengrowth's Investor Relations group at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 (ph: (403) 233-0224 or (888) 744-1111).  Financial information is provided in Pengrowth's comparative financial statements and management's discussion and analysis for the financial year ended December 31, 2011.

APPENDIX "K"

SECTION 191 OF THE ABCA

"191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)
A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)
A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)
If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)
A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order:

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On:

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)
The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities."